UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

1) INFORMATION ABOUT THE SUBJECT MATTERS TO BE EXAMINED, DISCUSSED AND RESOLVED AT THE ORDINARY GENERAL MEETING

1.      Assessment of the management accounts, examination, discussion and voting of the financial statements for the fiscal year ended December 31, 2019

1.1. Management Accounts

The management accounts are rendered through the Management Report and the financial statements prepared by the Executive Board, approved by the Board of Directors and disclosed to the market on March 30, 2020.

1.2. Management Report

The Management Report contains financial and non-financial information, in addition to operational information regarding the analysis and discussion of the main accounts of the Fiscal Year Statement of Results, as well as information related to the stock market, corporate governance, relationship with auditors, among others.

1.3. Financial Statements

The Company’s individual financial statements have been prepared according to the accounting practices generally accepted in Brazil and the consolidated financial statements have been prepared according to the international financial report standards (IFRS) and according to the accounting practices generally accepted in Brazil, for fiscal years 2018 and 2019 and they include the Independent Auditor’s Opinion, issued without qualifications.

The financial statements are comprised of:

•        Balance Sheet;

•        Statement of Results for the Fiscal Year;

•        Statement of Changes to the Net Worth;

•        Statement of the Cash Flow; and

•        Statement of Value Added.

1.4. Available Documents

The Management Report has been transcribed in Annex III to this Manual.

The Financial Statements and Explanatory Notes are also available on the Company’s Investor Relations website (ri.linx.com.br) and on the website of the Brazilian Securities and Exchange Commission.

The Management comments, according to item 10 of the Reference Form have been transcribed in Annex IV to this Manual.

The audit firm Ernst & Young has issued an opinion without qualifications to the financial statements, according to Annex V to this Manual.

The opinions of the Fiscal Council and Audit Committee are described in Annex VI and Annex VII to this Manual.

Annex VIII includes the statements of the Executive Officers on the financial statements and the opinion of the independent auditors.

1.5. Management Proposals

The Management proposes to the Shareholders to proceed with the detailed analysis of the documents made available to them and to approve the management accounts and Company’s Financial Statements for the fiscal year ended December 31, 2019.

2.      Deliberation about the proposal for allocation of the fiscal year results, including the proposal of capital budget and distribution of dividends.

2.1. Allocation of the Net Profit

The net profit corresponds to the fiscal year result after deductions for income tax and statutory sharing.

Allocation of the net profit consists in determining the portions of the net profit that will be appropriated to the reserves of legal profit and statutory ones or that will be shared as dividends.

The Company’s net profit for the fiscal year ended December 31, 2019 was BRL 38, 876,105.09 (thirty-eight million, eight hundred and seventy-six thousand and one hundred and five Brazilian reais and nine cents).

The Company’s Management shall present the proposal for allocation of the fiscal year net profit, pursuant to Attachment-9-1-II of ICVM 481. Said document is available for consultation in Annex IX to this Manual.

2.2. Sharing of dividends and interest on shareholders’ equity

Dividends and interests on shareholders’ equity are the amounts distributed to the company’s shareholders, in cash, proportional to the number of shares held by them, resulting from the attained profit, during the current fiscal year or in past fiscal years. Sharing of corporate profits is the shareholder’s right, as set forth in Article 109 of the Brazilian Corporation Law.

The mandatory dividend (dividend and/or interest on shareholders’ equity), as provided for in Article 202 of the Brazilian Corporation Law, corresponds to a portion of the net profit that the Company cannot refrain from distributing to its shareholders, being a commitment of minimum sharing by the Company. Pursuant to Article 37 of the Company’s Bylaws, the shareholders will be entitled to receive, in each fiscal year, as dividends and/or interest on shareholders’ equity, a minimum mandatory percentage of 25% of fiscal year net profit, with the additions and decreases set forth in items (a) and (b) of Article 37 of the Company’s Bylaws. Therefore, the Company cannot, mandatorily, distribute as dividends and/or shareholders’ equity any amount which is less than this, subject to legal exceptions.

2.3. Available documents

The Company Management should present the proposal for allocation of the net profit and capital budget of the fiscal year, pursuant to Annex 9-1-II of ICVM 481/09, available for consultation in Annex IX to this Manual.

2.4. Management Proposal

The Management recommends the following:

(i)               Approval of the proposal for allocating the amount of BRL 20,000,000.00 (twenty million Brazilian reais) for payment of dividends to shareholders (corresponding to BRL 0.111396293 per share)1 as minimum mandatory dividend, pursuant to the Company’s Bylaws.

(ii)              Approval of the proposal for capital budget in the amount of BRL 18,876,105.09 (eighteen million, eighty hundred and seventy-six thousands and one hundred and five Brazilian reais and nine cents), with (i) BRL 2,671,146.95 (two million and six hundred and seventy-one thousand and one hundred and forty-six Brazilian reais and ninety-five cents)  for investments in infrastructure; (ii) BRL 4,273,835.11 (four million and two hundred and seventy-three thousand and eight hundred and thirty-five Brazilian reais and eleven cents) for investments in research and development innovation; and (iii) BRL 11,931,123.03 (eleven million and nine hundred and thirty-one thousand and one hundred and twenty-three Brazilian reais and three cents) for procurement.

1This can be change due to Share Repurchase Program, capital increase resulting from stock option and to use the treasury stock to Company’s Long Term Iniciative liquidation that can occur until the moment of the effective approval by Ordinary General Meeting or effective distribution.

The recommendation for approval takes into account the fact that the proposals were prepared according to the Company’s actual needs and in compliance with its legal and statutory obligations, strictly pursuing the utmost intent of its corporate purpose.

3.      Setting of limit amount for the annual global compensation of the directors

3.1. Objectives of the compensation policy or practice

The global compensation of the executive board, members of the Board of Directors is defined at the Shareholders’ Meeting, pursuant to Article 152 of Law 6.404/76 and § 3 of Article 161 of Law 6.404/76.

The Company’s practice of compensation aims at awarding performance, retaining executives and adding value to the Shareholders. The practice adopted for the annual compensation is streamlined with the Brazilian executive market. Periodically, salary surveys are carried out to assess competitiveness of the compensation practiced by the Company, in relation to the market.

3.2. Composition of the Company’s management compensation

The management compensation is comprised by officer’s remuneration, bonus, benefits, ordinary grant of Stock Option, ordinary grant of Deferred Stock and, for specific cases, extraordinary grant of Deferred Stock.

Any member of the Company’s management may benefit from the ordinary grant of Stock Options and Deferred Stock of the Company (stock-based compensation) and specific executives that impact the Company’s long-term strategy may yet receive extraordinary grant of stock-based compensation.

3.2.1.      Stock-based compensation of the Company’s Management

The stock-based compensation, in fiscal year 2019 was thirty-six million, four hundred and sixty five thousand, five hundred and seventy-one Brazilian Reais BRL 36,465,571.00.

In fiscal year 2020, the Company expects to allocate, pursuant to the Company’s Deferred Stock Program, approved during the Extraordinary Shareholders’ Meeting held on January 23, 2019, the amount of nine million, seven hundred thirty-nine thousand and thirteen Brazilian reais  BRL 9,739,013.00 for the Company’s Management, as stock-based compensation, which amount is comprised by: (i) BRL 9,331,013.00, through the grant of deferred stock to the Company’s Executive Officers, related to the targets set for fiscal year 2020, and which vesting is subject to their permanence with the Company and actual reaching of the targets set for fiscal year 2020; and (ii) BRL 408,000.00 through the grant of deferred stock to the independent members of the Board of Directors, in fiscal year 2020.

3.3. Available Documents

The Company presents the following proposal for compensation of the Directors, as well as other information included in item 13 of the Company’s Reference Form, pursuant to Annex X to this Manual.

3.4. Management Proposal

The Management proposal is to approve the value of the maximum global compensation of the Management, including long-term incentive plans, by means of deferred stock, in the total amount of BRL 27,567,968.00  for the year 2019.

2) INFORMATION ABOUT THE SUBJECT MATTERS TO BE EXAMINED, DISCUSSED AND RESOLVED AT THE EXTRAORDINARY GENERAL MEETING

1.1      Amendment of Articles 11, 14, 16, 24, 25, 26, 27, 28, 37, 38, 43, and Consolidation of the Bylaws.

1.1.1        Amendment of Articles 11, 14, 16, 24, 25, 26, 27, 28, 37, 38, 43

The Management aims at amending Articles 14, 16, 23, 24, 25, 26, 27, 28, 37, 38, 43 of the Bylaws, due to material error in the numbering of the Articles and Sub-items and maintaining of inconsistencies in the Company’s Bylaws, published after the Extraordinary Shareholders’ Meeting, held on September 05, 2019.

The Management also aims at amending the caput of Article 43, in order to adjust it to Nyse’s rules.

Annex X to this Manual provides a comparison table, Article by Article, of the amendments proposed by the Management to reformulate the Company’s Bylaws, attached by the respective reasoning. Annex XI presents the full version of the Bylaws, highlighting the proposed amendments.

Upon approving reformulation of the Bylaws, the management proposes to consolidate it, as per Annex XII to this Manual.

1.2   Available Documents

The proposal to amend the Company’s bylaws, referring to the above mentioned articles and report detailing the origin, reasoning, legal and economic effects of the proposed amendments, pursuant to Article 11 of CVM 481, are presented in Annex XI.

1.3   Management Proposal

After analyzing the report detailing the origin, reasoning, legal and economic effects of the proposed amendment, pursuant to Article 11 of ICVM no. 481, the Management recommends approving amendment of the Articles of the Company’s Bylaws, referred above, as well as consolidating the Company’s Bylaws.

ANNEX I - MODEL OF POWER OF ATTORNEY WITHOUT VOTING INSTRUCTIONS

POWER OF ATTORNEY

By means of this Instrument of Power of Attorney, [Name], [Nationality], [Marital Status], [Profession], bearer of the Brazilian Identity Card number [identity], issued by [issuing body], registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/ME) under number [CPF], established at [Complete Address], hereby appoints as its Attorney-in-fact Mr. [Name], [Nationality], [Marital Status], [Profession], bearer of the Brazilian Identity Card number [identity], issued by [issuing body], registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/ME) under number [CPF], established at [Complete Address], specific powers to represent him/her, in the capacity of Stockholder of Linx S.A. in the Ordinary and Extraordinary General Meeting of the Company, to be held on April 30th, 2020, respectively, at the registered office of the Company, established at Avenida Doutora Ruth Cardoso, no. 7221, Edifício Birmann 21, Pinheiros, City of São Paulo, State of São Paulo, Postal Code (CEP) 05425-902, exercising the voting rights it is entitled to exercise as the owner of stocks issued by said Company. Attorney-in-fact shall also have powers to present proposals, examine, discuss and vote on the issues or subjects submitted to deliberation of said Meeting, sign minutes, books, papers, terms and whichever is necessary for the faithful observance of this Instrument.

[City, State] [Month] [Day], 2019.

_______________________________

[Shareholder]

(Notarized Signature)

ANNEX II – PUBLIC REQUEST FOR POWER OF ATTORNEY

(Annex 23 of the ICVM number 481)

1. Inform the name of the Company.
LINX S.A.
2. Inform the issues for which the Power of Attorney is being requested.

Issues set forth in the Agenda of the Call Notice for the Ordinary and Extraordinary General Meeting to be held on April 30th, 2020, at 02:00 p.m., namely:

(i)        Ordinary Meeting

a.      To examine the accounts of the administrators, examine, discuss and vote the Financial Statements of the Company ended on December 31st, 2019.

b.      Deliberation on the proposal for allocating of net income, including the proposal of capital budget; and

c.      In setting the total amount allocated to the global remuneration of the Board of Directors of the Company.

(ii)       Extraordinary Meeting

a.      Due to a material error in the numbering of articles and paragraphs and the maintenance of inconsistencies in the Company's Bylaws published after the Extraordinary General Meeting held on September 5, 2019, the management suggests ratifying the Company's Bylaws, pursuant to the Management's proposal; and

b.      Restatement of the Articles of Association of the Company.

3. Identify the individuals or legal entities that promoted, organized or paid for the request for Power of Attorney, even partially, and inform: a. Name and address; b. Since when he/she is Stockholder of the Company; c. Number and percentage of shares of each type and class of his/her property; d. Number of stocks loaned; e. Full exposure in derivatives referenced in stocks of the Company; f. Corporate, business or family relationships existing or maintained over the last 3 years with the Company or parties related to the Company, as defined by the accounting regulation on the issue.

            The request was organized by the administration of the Company, without additional cost for the Company, considering that the Attorneys-in-fact are lawyers that work in the Legal Department of the Company, established at Avenida Doutora Ruth Cardoso, no.  7221, Cj. 701, Bl.  A, Sala 1, Edifício Birmann 21, City of São Paulo, State of São Paulo, Postal Code (CEP) 05425-902, Brazil. The remaining items of information requested are not applicable.

4. Inform whether any of the persons referred to in item 3, in addition to any of its parent companies, controlled companies, companies under common control or affiliates have specific interest in the approval of the issues for which this Power of Attorney is being requested, describing in detail the nature and extension of the interest in question.

Not applicable.
5. Inform the estimate cost of the request for Power of Attorney.
Non-estimated.
6. Inform whether (a) the Company paid for the request for Power of Attorney; or (b) whether its authors will seek reimbursement of costs from the Company.
The Company shall pay for all costs related to this request for Power of Attorney.

7. Inform: a. The address to which the Power of Attorney shall be sent after being signed; or b. In case the Company accepts instruments of Power of Attorney through the Internet, the instructions for the granting of the Power of Attorney.

a. The address to which the Power of Attorney shall be sent after being signed.

The instruments of Power of Attorney shall be delivered at the address indicated below, for the attention of the Investors Relations Department of the Company.

Avenida Doutora Ruth Cardoso, no. 7221, Cj. 701, Bl. A, Sala 1, Edifício Birmann 21, City of São Paulo, State of São Paulo, Postal Code (CEP) 05425-902.

In case of Stockholder, which is legal entity, the instrument of Power of Attorney shall be accompanied by its Articles of Association / Bylaws and remaining corporate documents that substantiate the powers of the signatories.

In case of Stockholder who is an individual, the instrument of Power of Attorney shall be accompanied by copy of the respective identification documents.

As a result of COVID 19- pandemic, exceptionally for this AGOE, convened to April 30, 2020, the Company’s Management request that these documents must be sent by email as instructions on item “b” below.

b. In case the Company accepts instruments of Power of Attorney through the Internet, the instructions for the grating of the Power of Attorney.

The power-of-attorney must be sent by email to: ri@linx.com.br

In case of legal entities, the Stockholder must send the power-of-attorney with the last Restated Articles of Association or Bylaws and the corporate documents that substantiate the legal representation of the Stockholder.

In case of individuals, the Stockholder must send the power-of-attorney with the identification document copy.

b.1. Voting Term in the Platform:
Not applicable.
b.2. Electronic Address:
Until 48 hours before the Meeting.
b.3. Information to access the Platform:
Not applicable.

ANEXO II

MODELO DE PROCURAÇÃO

(conforme art. 24 da Instrução CVM nº 481, de 17 de dezembro de 2009)

Nos termos do Art. 24 da Instrução CVM 481, neste Anexo os acionistas poderão encontrar os modelos de procuração propostos pela administração da Companhia para participação e exercício do direito de voto na Assembleia Geral Extraordinária da Companhia. O modelo a ser utilizado por V.Sa. deverá estar adequado ao voto que pretenda proferir com relação às matérias constantes da ordem do dia, conforme segue:

Anexo II-1 – Voto Favorável: Caso V.Sa. pretenda votar a favor da aprovação das matérias constantes da ordem do dia, deverá nomear como seu procurador Ana Paula Frigo, brasileira, solteira, advogada, inscrita na OAB/SP sob o nº 199.270, cujo modelo de procuração encontra-se no Anexo II-1 adiante.

Anexo II-2 – Voto Contrário: Caso V.Sa. pretenda votar contra a aprovação das matérias constante da ordem do dia, deverá nomear como seu bastante procurador Lidia Amália de Oliveira Ferranti, brasileira, advogada inscrita na OAB/SP sob o nº 398.831, cujo modelo de procuração encontra-se no Anexo II-2 adiante.

Anexo II-3 – Abstenção: Caso V.Sa. pretenda se abster de votar as matérias constantes da ordem do dia, deverá nomear como seu procurador Caroline Souza Santos, portadora da Cédula de Identidade RG n.º 39.575.753-8, inscrita no CPF/ME sob o n.º 432.112.208-28, cujo modelo de procuração encontra-se no Anexo II-3 adiante.

A companhia informa que os procuradores mencionados acima são colaboradores contratados da Companhia.

ANNEX II

PROXY DRAFT

(According to art. 24 of CVM Instruction n.481 of December 17th, 2009)

Under the terms of Article 24 of CVM Instruction 481/09, in this Annex the shareholders may find the proxy drafts proposed by the company management to participate and exercise their right to vote in the Extraordinary General Shareholders’ Meeting. The proxy draft to be used by you shall be adequate to the vote you intend to give whit respect to the matters contained in the agenda, as follows:

Annex II-1 – Favorable Vote: If you intend to vote for the approval of the matters contained in the agenda, you shall appoint as your proxy Ana Paulo Frigo, Brazilian, single, lawyer, registered before the Bar of the State of Sao Paulo under number 199.270, whose proxy draft is in Annex II-1 below.

Annex II-2 – Dissenting Vote: If you intend to vote against the matters contained in the agenda, you shall appoint as your proxy Lidia Amália de Oliveira Ferranti, Brazilian, lawyer, registered before the Bar of the State of Sao Paulo under number 398.831, whose proxy draft is in Annex II-2 below.

Annex II-3 – Abstention: If you intend to abstain from voting the matters contained in the agenda, you shall appoint as your proxy Caroline Souza Santos, ID number 39.575.753-8, individual Taxpayer  Registry number 432.112.208-28, whose proxy draft is in Annex II-3 below.

The company informs you that the proxies above referred are employees retained by the Company.

ANEXO II-1

MODELO DE PROCURAÇÃO – VOTO FAVORÁVEL

(conforme art. 24 da Instrução CVM nº 481, de 17  de dezembro de 2009)

PROCURAÇÃO

OUTORGANTE:

Nome:

_____________________________________

RG (se pessoa física)

_____________________________________

CPF ou CNPJ:

_____________________________________

Endereço:

_____________________________________

Em se tratando de pessoa jurídica:

Representante Legal #1:

Nome:

_____________________________________

RG:

_____________________________________

CPF:

_____________________________________

Cargo:

_____________________________________

Representante Legal #2:

Nome:

_____________________________________

RG:

_____________________________________

CPF:

_____________________________________

Cargo:

_____________________________________

OUTORGADO:

Nome:

Ana Paula Frigo

ID:

OAB/SP 199.270

Nacionalidade e profissão:

Brasileira, Advogada

O OUTORGANTE, pelo presente instrumento particular de mandato, nomeia e constitui o OUTORGADO seu bastante procurador, com poderes específicos e especiais para representa-lo na qualidade de acionista da LINX S.A., sociedade anônima com sede na Cidade de São Paulo, Estado de São Paulo, Avenida Doutora Ruth Cardoso, nº 7221, Edifício Birmann 21, 7º andar, inscrita no CNPJ sob o nº 06.948.969/0001-75 (“Companhia”), especialmente na Assembleia Geral Ordinária e Extraordinária a ser realizada, em primeira convocação, no dia 30 de abril de 2020, às 14h00, ou em segunda ou terceira convocação, em datas oportunamente designadas, e votar FAVORAVELMENTE à aprovação das seguintes matérias constantes da ordem do dia da Assembleia Extraordinária:

ANNEX II-1

PROXY DRAFT – FAVORABLE VOTE

(According to art. 24 of CVM Instruction 481 of December 17th, 2009)

PROXY

GRANTOR:

Name:

____________________________________

ID (If individual)

____________________________________

CPF (Individual Taxpayer Registry Number) or CNPJ (Corporate Taxpayer’s ID):

____________________________________

Address:

____________________________________

In case of legal entity:

Legal Representative #1:

Name:

____________________________________

ID:

____________________________________

CPF (Individual Taxpayer Registry Number):

___________________________________

Position:

____________________________________

Legal Representative #2:

Name:

____________________________________

ID:

____________________________________

CPF (Individual Taxpayer Registry Number):

____________________________________

Position:

____________________________________

GRANTEE:

Name:

Ana Paula Frigo

ID:

OABSP/199.270

Citizenship and profession:

Brazilian, Lawyer

The GRANTOR, by this proxy, appoints and constitutes the GRANTEE as his attorneys-in-fact, with special and specific powers to represent him as a shareholder of LINX S.A., with headquarters in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, 7221, 7th floor, registered with the corporate roll of taxpayers CNPJ/MF under nº. 06.948.969/0001-75 (“Company”), especially in the Ordinary and Extraordinary General  Meeting to be held, in first call, on April 30th , 2020, at 2pm, or in second or third calls on dates to the informed in due course, and vote FAVORABLY to the approval of the following items of the agenda of the Extraordinary General Shareholders’ Meeting:

Matéria	Voto a Favor	Matter	Approval Vote
Assembleia Geral Ordinária		Ordinary General Meeting
Apreciação das contas dos administradores, exame, discussão e votação das demonstrações financeiras referentes ao exercício social encerrado em 31 de dezembro de 2019;	[ ]	Appreciation the managers accounts, review, discuss and vote the financial statements of the Company related to be fiscal year ended on December 31,2019;	[ ]
Deliberação sobre a proposta de destinação dos resultados do exercício, incluindo a proposta de orçamento de capital de 2020;	[ ]	Resolution on the proposed allocation of the results for the year, including the proposed capital budget for 2020;	[ ]
Fixação do limite do valor da remuneração global anual dos administradores Companhia para o exercício social de 2020;	[ ]	Fixing the budget for the annual global compensation of the Company´s management for the fiscal year of 2020;	[ ]
Em caso de segunda convocação dessa Assembleia Geral, as instruções de votos constantes nesse boletim podem ser consideradas também para a realização da Assembleia em segunda convocação?	[ ]	In case of second call of that the General Meeting, would you like the voting instructions contained in this bulletin to be kept for holding the second call meeting?	[ ]

Matéria	Voto a Favor	Matter	Approval Vote
Assembleia Geral Extraordinária		Extraordinary General Meeting

Alteração no artigo 11 do Estatuto Social da Companhia para corrigir referência cruzada em seu § 3º. Em razão desta alteração, a referência cruzada constante no Artigo 11, § 3º do Estatuto Social da Companhia é renumerado para artigo 43.

	[ ]	Amendment of Article 11 of the Company’s Bylaws to amend the reference on paragraph 3. As result of this amendment, the reference on Article 11, §3 of the Company’s Bylaws is renumbered to article 43.	[ ]
Alteração no artigo 14 do Estatuto Social da Companhia para corrigir a ordem alfabética de suas alíneas. Em razão desta alteração, as alíneas w e x são reclassificadas para a e b.	[ ]	Amendment of Article 14 of the Company’s Bylaws to renumber the alphabetical order. As result of this amendment, the subparagraphs w and x will be restated to a and b.	[ ]

Alteração no artigo 16 do Estatuto Social da Companhia para correção na numeração de seus incisos. Em razão desta alteração os incisos (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv) e (xvi) são renumerados para (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) e (x).

[ ]

Amendment of Article 16 of the Company’s Bylaws to renumber the article subparagraphs. As result of this amendment, the subparagraphs  (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv) and (xvi) will be renumbered to (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) e (x).

[ ]

Alteração no artigo 24 do Estatuto Social da Companhia para correção na numeração de seus incisos. Em razão desta alteração, os incisos (xvii), (xviii), (xix), (xx), (xxi), (xxii), (xxiii), (xxiv), (xxv), (xxvi), (xxvii), (xxviii), (xxix), (xxx), (xxxi), (xxxii), (xxxiii), (xxxiv), (xxxv), (xxxvi), (xxxvii), (xxxviii), (xxxix), (xl), (xli), (xlii), (xliii), (xliv), (xlv), (xlvi), (xlvii), (xlviii), (xlix), (l), (li), (lii), (liii), (liv), (lv), (lvi),  (lvii), (lviii), (lix) e (lx) são renumerados para (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv), (xvi), (xvii), (xviii), (xix), (xx), (xxi), (xxii), (xxiii), (xxiv), (xxv), (xxvi), (xxvii), (xxviii), (xxix), (xxx), (xxxi), (xxxii), (xxxiii), (xxxiv), (xxxv), (xxxvi), (xxxvii), (xxxviii), (xxxix) , (xl), (xli), (xlii), (xliii) e (xliv).

[ ]

Amendment of Article 16 of the Company’s Bylaws to renumber the article subparagraphs. As result of this amendment, the subparagraphs (xvii), (xviii), (xix), (xx), (xxi), (xxii), (xxiii), (xxiv), (xxv), (xxvi), (xxvii), (xxviii), (xxix), (xxx), (xxxi), (xxxii), (xxxiii), (xxxiv), (xxxv), (xxxvi), (xxxvii), (xxxviii), (xxxix), (xl), (xli), (xlii), (xliii), (xliv), (xlv), (xlvi), (xlvii), (xlviii), (xlix), (l), (li), (lii), (liii), (liv), (lv), (lvi),  (lvii), (lviii), (lix) and (lx) will be renumbered to (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv), (xvi), (xvii), (xviii), (xix), (xx), (xxi), (xxii), (xxiii), (xxiv), (xxv), (xxvi), (xxvii), (xxviii), (xxix), (xxx), (xxxi), (xxxii), (xxxiii), (xxxiv), (xxxv), (xxxvi), (xxxvii), (xxxviii), (xxxix) , (xl), (xli), (xlii), (xliii) and (xliv).

[ ]

Alteração no Artigo 25 do Estatuto Social da Companhia visa corrigir erro material relacionado à correção de referência cruzada apresentada em seu § 4º, bem como correção de erro material relacionado à numeração dos incisos do seu § 5º. Em razão destas alterações a referência cruzada constante no § 4º é renumerada para Artigo 24 e os incisos do (lxvii), (lxviii), (lxix), (lxx), (lxxi), (lxxii), (lxiii), (lxxiv) e (lxxv) do § 5º são renumerados para (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) e (ix).

[ ]

Amendment of Article 25 of the Company’s Bylaws to amend the reference on paragraph 4, also to amend the numeration of the subparagraphs on paragraph 5. As result of this amendment, the reference on paragraph 4 is renumbered to Article 24 and the subparagraphs of the paragraph 5 (lxvii), (lxviii), (lxix), (lxx), (lxxi), (lxxii), (lxiii), (lxxiv) and (lxxv) will be renumbered to (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix).

[ ]

Alteração no Artigo 26 do Estatuto Social da Companhia visa corrigir erro material relacionado à correção de referência cruzada apresentada em seu § 4º, bem como correção de erro material relacionado à numeração dos incisos do seu § 5º. Em razão destas alterações a referência cruzada constante no § 4º é renumerada para Artigo 24 e os incisos do (lxvii), (lxviii), (lxix), (lxx), (lxxi), (lxxii), (lxiii), (lxxiv) e (lxxv) do § 5º são renumerados para (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) e (ix).

[ ]

Amendment of Article 26 of the Company’s Bylaws to amend the reference on paragraph 4º, also to amend the subparagraphs on paragraph 5. As result of this amendment, the reference on paragraph 4 is renumbered to Article 24 and the subparagraphs of the paragraph 5 (lxvii), (lxviii), (lxix), (lxx), (lxxi), (lxxii), (lxiii), (lxxiv) and (lxxv) will be renumbered to (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix).

[ ]

Alteração do artigo 27 para corrigir erro material referente à inconsistência apresentada na quantidade de Diretores Vice-Presidentes de operações que compõem o quadro de Diretores Estatutários da Companhia, nos termos da proposta da Administração. Em razão desta correção a quantidade de Diretores Vice-Presidentes de Operação constante no caput do Artigo 27 é alterado para 3 (três).

[ ]

Amendment to Article 27 to amend the material error related to inconsistence in the number of the Directors Vice President of Operations that form the Board of Directors of the Company, in the terms of the management proposal. As result of this amendment the number of the Directors Vice President of Operations listed on Article 27 is changed to three (3).

[ ]

Alteração do Artigo 28 do Estatuto Social da Companhia para correção na numeração de seus incisos e correção na classificação alfabética das alíneas do seu § 5º. Em razão desta alteração os incisos (lxxvi), (lxxvii), (lxviii), (lxxix), (lxxx), (lxxxi) e (lxxxii) são alterados para (i), (ii), (iii), (iv), (v), (vi) e (vii) e as alíneas (a), (b), (b), (c), (d), (e) do seu § 5º são reclassificadas para (a), (b), (c), (d), (e) e (f).

[ ]

Amendment to Article 28 of the Company’s Bylwas to amend the numeration of the subparagraphs and to correct the alphabetic order on paragraph 5. As a result of this amendment the subparagraphs (lxxvi), (lxxvii), (lxviii), (lxxix), (lxxx), (lxxxi) and (lxxxii) will be renumbered to (i), (ii), (iii), (iv), (v), (vi) and (vii) and the alphabetical order (a), (b), (b), (c), (d), (e) will be change to (a), (b), (c), (d), (e) e (f).

[ ]

Alteração no artigo 37 do Estatuto Social da Companhia para corrigir referência cruzada em sua alínea b. Em razão desta alteração, a referência cruzada constante na alínea “b” deste artigo é renumerada para artigo 36.

	[ ]	Amendment to Article 37 of the Company’s Bylaws to amend the reference on paragraph b. As a result of the amendment, the reference on paragraph “b” is renumbered to Article 36.	[ ]

Alteração no artigo 38 do Estatuto Social da Companhia para corrigir referência cruzada em seu caput. Em razão desta alteração, a referência cruzada constante no Artigo 38, caput do Estauto Social da Companhia é renumerado para artigo 37.

[ ]

Amendment to Article 38 of the Company’s Bylaws to amend the reference in the main provision of the article. As a result of this amendment the reference on Article 38, main provision of the Company’s Bylaws will be renumbered to Article 37.

[ ]

Alteração no artigo 43 do Estatuto Social da Companhia para corrigir referência cruzada em seu §7º. Em razão desta alteração, a referência cruzada constante no Artigo 43, §7º do Estatuto Social da Companhia é renumerado para o artigo 42. Ainda, é excluído a menção da ressalva do artigo 46 do Estatuto Social, em razão de não estar de acordo com o atual  46 do Estatuto Social.

[ ]

Amendment to Article 43 of the Company’s bylaws to amend the reference on paragraph 7. As a result of this amendment, the Article 43, paragraph 7 of the Company’s Bylaws will be renumbered to article 42. Furthermore, is exclude the mention of the reservation of the Article 46 of the Bylaws, due to not comply with the current article 46 of the Bylaws.

[ ]
Alteração no § 2º do Artigo 43 do Estauto Social da Companhia par adequação às normas da Nyse.	[ ]	Amendment to paragraph 2 of the Article 43 of the Company’s By-laws to adequacy the current rules of NYSE.	[ ]
Consolidação do Estatuto Social	[ ]	Restatement of the Articles of Association of the Company.	[ ]
Em caso de segunda convocação dessa Assembleia Geral, as instruções de votos constantes nesse boletim podem ser consideradas também para a realização da Assembleia em segunda convocação?	[ ]	In case of a second call of this General Meeting, can the voting instructions contained in this bulletin also be considered for holding the meeting in second call?	[ ]

Podendo para tanto o Outorgado assinar em nome e lugar do Outorgante, todo e qualquer documento que se fizer necessário em relação à referida Assembleia Geral Ordinária e Extraordinária, incluindo exemplificativamente, o livro de presença de acionistas e a respectiva ata no Livro de Atas de Assembleias Gerais da Companhia; podendo ainda, a seu critério, substabelecer total ou parcialmente os poderes outorgados neste instrumentos de procuração, mediante as condições que julgar convenientes.

**de**de 2020

With power to the Grantee to sign in name and place of the Grantor, any necessary document regarding the Ordinary and Extraordinary General  Meeting, including, for example, the shareholder attendance book and the respective minutes in the Book of Minutes of General Meetings of the Company; also with power to, at his discretion, delegate all or part of the powers hereby granted, under the conditions that he shall deem proper.

**de** 2020

ANEXO II-2

MODELO DE PROCURAÇÃO – VOTO CONTRÁRIO

(conforme art. 24 da Instrução CVM nº 481, de 17  de dezembro de 2009)

PROCURAÇÃO

OUTORGANTE:

Nome:

_____________________________________

RG (se pessoa física)

_____________________________________

CPF ou CNPJ:

_____________________________________

Endereço:

_____________________________________

Em se tratando de pessoa jurídica:

Representante Legal #1:

Nome:

_____________________________________

RG:

_____________________________________

CPF:

_____________________________________

Cargo:

_____________________________________

Representante Legal #2:

Nome:

_____________________________________

RG:

_____________________________________

CPF:

_____________________________________

Cargo:

_____________________________________

OUTORGADO:

Nome:

Lidia Amalia de Oliveira Ferranti

ID:

OAB/SP 398.831

Nacionalidade e profissão:

Brasileira, Advogada

O OUTORGANTE, pelo presente instrumento particular de mandato, nomeia e constitui o OUTORGADO seu bastante procurador, com poderes específicos e especiais para representa-lo na qualidade de acionista da LINX S.A., sociedade anônima com sede na Cidade de São Paulo, Estado de São Paulo, Avenida Doutora Ruth Cardoso, nº 7221, Edifício Birmann 21, 7º andar, inscrita no CNPJ sob o nº 06.948.969/0001-75 (“Companhia”), especialmente na Assembleia Geral Ordinária e Extraordinária a ser realizada, em primeira convocação, no dia 31 de abril de 2020, às 14h00, ou em segunda ou terceira convocação, em datas oportunamente designadas, e votar FAVORAVELMENTE à aprovação das seguintes matérias constantes da ordem do dia da Assembleia Extraordinária:

ANNEX II-2

PROXY DRAFT – DISSETING VOTE

(According to art. 24 of CVM Instruction 481 of December 17th, 2009)

PROXY

GRANTOR:

Name:

____________________________________

ID (If individual)

____________________________________

CPF (Individual Taxpayer Registry Number) or CNPJ (Corporate Taxpayer’s ID):

____________________________________

Address:

____________________________________

In case  of legal entity:

Legal Representative #1:

Name:

____________________________________

ID:

____________________________________

CPF (Individual Taxpayer Registry Number):

___________________________________

Position:

____________________________________

Legal Representative #2:

Name:

____________________________________

ID:

____________________________________

CPF (Individual Taxpayer Registry Number):

____________________________________

Position:

____________________________________

GRANTEE:

Name:

Lidia Amalia de Oliveira Ferranti

ID:

OAB/SP 398.831

Citizenship and profession:

Brazilian, Lawyer

The GRANTOR, by this proxy, appoints and constitutes the GRANTEE as his attorneys-in-fact, with special and specific powers to represent him as a shareholder of LINX S.A., with headquarters in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, 7221, 7th floor, registered with the corporate roll of taxpayers CNPJ/MF under nº. 06.948.969/0001-75 (“Company”), especially in the Ordinary and Extraordinary General Shareholders’ Meeting to be held, in first call, on April 31, 2020, at 2pm, or in second or third calls on dates to the informed in due course, and vote FAVORABLY to the approval of the following items of the agenda of the Extraordinary General Meeting:

Matéria	Voto Contra	Matter	Contrary Vote
Assembleia Geral Ordinária		Ordinary General Meeting
Apreciação das contas dos administradores, exame, discussão e votação das demonstrações financeiras referentes ao exercício social encerrado em 31 de dezembro de 2019;	[ ]	Appreciation the managers accounts, review, discuss and vote the financial statements of the Company related to be fiscal year ended on December 31,2019;	[ ]
Deliberação sobre a proposta de destinação dos resultados do exercício, incluindo a proposta de orçamento de capital de 2020;	[ ]	Resolution on the proposed allocation of the results for the year, including the proposed capital budget for 2020;	[ ]
Fixação do limite do valor da remuneração global anual dos administradores da Companhia para o exercício social de 2020;	[ ]	Fixing the budget for the annual global compensation of the Company´s management for the fiscal year of 2020;	[ ]
Em caso de segunda convocação dessa Assembleia Geral, as instruções de votos constantes nesse boletim podem ser consideradas também para a realização da Assembleia em segunda convocação?	[ ]	In case of second call of that the General Meeting, would you like the voting instructions contained in this bulletin to be kept for holding the second call meeting?	[ ]

Matéria	Voto Contra	Matter	Contrary Vote
Assembleia Geral Extraordinária		Extraordinary General Meeting

Alteração no artigo 11 do Estatuto Social da Companhia para corrigir referência cruzada em seu § 3º. Em razão desta alteração, a referência cruzada constante no Artigo 11, § 3º do Estatuto Social da Companhia é renumerado para artigo 43.

	[ ]	Amendment of Article 11 of the Company’s Bylaws to amend the reference on paragraph 3. As result of this amendment, the reference on Article 11, §3 of the Company’s Bylaws is renumbered to article 43.	[ ]
Alteração no artigo 14 do Estatuto Social da Companhia para corrigir a ordem alfabética de suas alíneas. Em razão desta alteração, as alíneas w e x são reclassificadas para a e b.	[ ]	Amendment of Article 14 of the Company’s Bylaws to renumber the alphabetical order. As result of this amendment, the subparagraphs w and x will be restated to a and b.	[ ]

Alteração no artigo 16 do Estatuto Social da Companhia para correção na numeração de seus incisos. Em razão desta alteração os incisos (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv) e (xvi) são renumerados para (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) e (x).

[ ]

Amendment of Article 16 of the Company’s Bylaws to renumber the article subparagraphs. As result of this amendment, the subparagraphs  (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv) and (xvi) will be renumbered to (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) e (x).

[ ]

Alteração no artigo 24 do Estatuto Social da Companhia para correção na numeração de seus incisos. Em razão desta alteração, os incisos (xvii), (xviii), (xix), (xx), (xxi), (xxii), (xxiii), (xxiv), (xxv), (xxvi), (xxvii), (xxviii), (xxix), (xxx), (xxxi), (xxxii), (xxxiii), (xxxiv), (xxxv), (xxxvi), (xxxvii), (xxxviii), (xxxix), (xl), (xli), (xlii), (xliii), (xliv), (xlv), (xlvi), (xlvii), (xlviii), (xlix), (l), (li), (lii), (liii), (liv), (lv), (lvi),  (lvii), (lviii), (lix) e (lx) são renumerados para (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv), (xvi), (xvii), (xviii), (xix), (xx), (xxi), (xxii), (xxiii), (xxiv), (xxv), (xxvi), (xxvii), (xxviii), (xxix), (xxx), (xxxi), (xxxii), (xxxiii), (xxxiv), (xxxv), (xxxvi), (xxxvii), (xxxviii), (xxxix) , (xl), (xli), (xlii), (xliii) e (xliv).

[ ]

Amendment of Article 16 of the Company’s Bylaws to renumber the article subparagraphs. As result of this amendment, the subparagraphs (xvii), (xviii), (xix), (xx), (xxi), (xxii), (xxiii), (xxiv), (xxv), (xxvi), (xxvii), (xxviii), (xxix), (xxx), (xxxi), (xxxii), (xxxiii), (xxxiv), (xxxv), (xxxvi), (xxxvii), (xxxviii), (xxxix), (xl), (xli), (xlii), (xliii), (xliv), (xlv), (xlvi), (xlvii), (xlviii), (xlix), (l), (li), (lii), (liii), (liv), (lv), (lvi),  (lvii), (lviii), (lix) and (lx) will be renumbered to (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv), (xvi), (xvii), (xviii), (xix), (xx), (xxi), (xxii), (xxiii), (xxiv), (xxv), (xxvi), (xxvii), (xxviii), (xxix), (xxx), (xxxi), (xxxii), (xxxiii), (xxxiv), (xxxv), (xxxvi), (xxxvii), (xxxviii), (xxxix) , (xl), (xli), (xlii), (xliii) and (xliv).

[ ]

Alteração no Artigo 25 do Estatuto Social da Companhia visa corrigir erro material relacionado à correção de referência cruzada apresentada em seu § 4º, bem como correção de erro material relacionado à numeração dos incisos do seu § 5º. Em razão destas alterações a referência cruzada constante no § 4º é renumerada para Artigo 24 e os incisos do (lxvii), (lxviii), (lxix), (lxx), (lxxi), (lxxii), (lxiii), (lxxiv) e (lxxv) do § 5º são renumerados para (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) e (ix).

[ ]

Amendment of Article 25 of the Company’s Bylaws to amend the reference on paragraph 4, also to amend the numeration of the subparagraphs on paragraph 5. As result of this amendment, the reference on paragraph 4 is renumbered to Article 24 and the subparagraphs of the paragraph 5 (lxvii), (lxviii), (lxix), (lxx), (lxxi), (lxxii), (lxiii), (lxxiv) and (lxxv) will be renumbered to (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix).

[ ]

Alteração no Artigo 26 do Estatuto Social da Companhia visa corrigir erro material relacionado à correção de referência cruzada apresentada em seu § 4º, bem como correção de erro material relacionado à numeração dos incisos do seu § 5º. Em razão destas alterações a referência cruzada constante no § 4º é renumerada para Artigo 24 e os incisos do (lxvii), (lxviii), (lxix), (lxx), (lxxi), (lxxii), (lxiii), (lxxiv) e (lxxv) do § 5º são renumerados para (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) e (ix).

[ ]

Amendment of Article 26 of the Company’s Bylaws to amend the reference on paragraph 4º, also to amend the subparagraphs on paragraph 5. As result of this amendment, the reference on paragraph 4 is renumbered to Article 24 and the subparagraphs of the paragraph 5 (lxvii), (lxviii), (lxix), (lxx), (lxxi), (lxxii), (lxiii), (lxxiv) and (lxxv) will be renumbered to (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix).

[ ]

Alteração do artigo 27 para corrigir erro material referente à inconsistência apresentada na quantidade de Diretores Vice-Presidentes de operações que compõem o quadro de Diretores Estatutários da Companhia, nos termos da proposta da Administração. Em razão desta correção a quantidade de Diretores Vice-Presidentes de Operação constante no caput do Artigo 27 é alterado para 3 (três).

[ ]

Amendment to Article 27 to amend the material error related to inconsistence in the number of the Directors Vice President of Operations that form the Board of Directors of the Company, in the terms of the management proposal. As result of this amendment the number of the Directors Vice President of Operations listed on Article 27 is changed to three (3).

[ ]

Alteração do Artigo 28 do Estatuto Social da Companhia para correção na numeração de seus incisos e correção na classificação alfabética das alíneas do seu § 5º. Em razão desta alteração os incisos (lxxvi), (lxxvii), (lxviii), (lxxix), (lxxx), (lxxxi) e (lxxxii) são alterados para (i), (ii), (iii), (iv), (v), (vi) e (vii) e as alíneas (a), (b), (b), (c), (d), (e) do seu § 5º são reclassificadas para (a), (b), (c), (d), (e) e (f).

[ ]

Amendment to Article 28 of the Company’s Bylaws to amend the numeration of the subparagraphs and to correct the alphabetic order on paragraph 5. As a result of this amendment the subparagraphs (lxxvi), (lxxvii), (lxviii), (lxxix), (lxxx), (lxxxi) and (lxxxii) will be renumbered to (i), (ii), (iii), (iv), (v), (vi) and (vii) and the alphabetical order (a), (b), (b), (c), (d), (e) will be change to (a), (b), (c), (d), (e) e (f).

[ ]

Alteração no artigo 37 do Estatuto Social da Companhia para corrigir referência cruzada em sua alínea b. Em razão desta alteração, a referência cruzada constante na alínea “b” deste artigo é renumerada para artigo 36.

	[ ]	Amendment to Article 37 of the Company’s Bylaws to amend the reference on paragraph b. As a result of the amendment, the reference on paragraph “b” is renumbered to Article 36.	[ ]

Alteração no artigo 38 do Estatuto Social da Companhia para corrigir referência cruzada em seu caput. Em razão desta alteração, a referência cruzada constante no Artigo 38, caput do Estatuto Social da Companhia é renumerado para artigo 37.

[ ]

Amendment to Article 38 of the Company’s Bylaws to amend the reference on the main provision of the article. As a result of this amendment the reference on Article 38, main provision of the Company’s Bylaws will be renumbered to Article 37.

[ ]

Alteração no artigo 43 do Estatuto Social da Companhia para corrigir referência cruzada em seu §7º. Em razão desta alteração, a referência cruzada constante no Artigo 43, §7º do Estatuto Social da Companhia é renumerado para o artigo 42. Ainda, é excluído a menção da ressalva do artigo 46 do Estatuto Social, em razão de não estar de acordo com o atual  46 do Estatuto Social.

[ ]

Amendment to Article 43 of the Company’s bylaws to amend the reference on paragraph 7. As a result of this amendment, the Article 43, paragraph 7 of the Company’s Bylaws will be renumbered to article 42. Furthermore, is exclude the mention of the reservation of the Article 46 of the Bylaws, due to not comply with the current article 46 of the Bylaws.

[ ]
Alteração no § 2º do Artigo 43 do Estauto Social da Companhia par adequação às normas da Nyse.	[ ]	Amendment to paragraph 2 of the Article 43 of the Company’s By-laws to adequacy the current rules of NYSE.	[ ]
Consolidação do Estatuto Social	[ ]	Restatement of the Articles of Association of the Company.	[ ]
Em caso de segunda convocação dessa Assembleia Geral, as instruções de votos constantes nesse boletim podem ser consideradas também para a realização da Assembleia em segunda convocação?	[ ]	In case of a second call of this General Meeting, can the voting instructions contained in this bulletin also be considered for holding the meeting in second call?	[ ]

Podendo para tanto o Outorgado assinar em nome e lugar do Outorgante, todo e qualquer documento que se fizer necessário em relação à referida Assembleia Geral Ordinária e  Extraordinária, incluindo exemplificativamente, o livro de presença de acionistas e a respectiva ata no Livro de Atas de Assembleias Gerais da Companhia; podendo ainda, a seu critério, substabelecer total ou parcialmente os poderes outorgados neste instrumentos de procuração, mediante as condições que julgar convenientes.

**de**de 2020

With power to the Grantee to sign in name and place of the Grantor, any necessary document regarding the Ordinary and Extraordinary General  Meeting, including, for example, the shareholder attendance book and the respective minutes in the Book of Minutes of General Meetings of the Company; also with power to, at his discretion, delegate all or part of the powers hereby granted, under the conditions that he shall deem proper.

**de** 2020

ANEXO II-3

MODELO DE PROCURAÇÃO – ABSTENÇÃO

(conforme art. 24 da Instrução CVM nº 481, de 17  de dezembro de 2009)

PROCURAÇÃO

OUTORGANTE:

Nome:

_____________________________________

RG (se pessoa física)

_____________________________________

CPF ou CNPJ:

_____________________________________

Endereço:

_____________________________________

Em se tratando de pessoa jurídica:

Representante Legal #1:

Nome:

_____________________________________

RG:

_____________________________________

CPF:

_____________________________________

Cargo:

_____________________________________

Representante Legal #2:

Nome:

_____________________________________

RG:

_____________________________________

CPF:

_____________________________________

Cargo:

_____________________________________

OUTORGADOS:

Nome:

Caroline Souza Santos

ID:

RG 37.575.753-8 SSP/SP

CPF:

432.112.208-28

Nacionalidade:

Brasileira

O OUTORGANTE, pelo presente instrumento particular de mandato, nomeia e constitui o OUTORGADO seu bastante procurador, com poderes específicos e especiais para representa-lo na qualidade de acionista da LINX S.A., sociedade anônima com sede na Cidade de São Paulo, Estado de São Paulo, Avenida Doutora Ruth Cardoso, nº 7221, Edifício Birmann 21, 7º andar, inscrita no CNPJ sob o nº 06.948.969/0001-75 (“Companhia”), especialmente na Assembleia Geral Ordinária e Extraordinária a ser realizada, em primeira convocação, no dia 05 de setembro de 2019, às 14h00, ou em segunda ou terceira convocação, em datas oportunamente designadas, e votar FAVORAVELMENTE à aprovação das seguintes matérias constantes da ordem do dia da Assembleia Extraordinária:

ANNEX II-3

PROXY DRAFT – ABSTENTION

(According to art. 24 of CVM Instruction 481 of December 17th, 2009)

PROXY

GRANTOR:

Name:

____________________________________

ID (If individual)

____________________________________

CPF (Individual Taxpayer Registry Number) or CNPJ (Corporate Taxpayer’s ID):

____________________________________

Address:

____________________________________

In case  of legal entity:

Legal Representative #1:

Name:

____________________________________

ID:

____________________________________

CPF (Individual Taxpayer Registry Number):

___________________________________

Position:

____________________________________

Legal Representative #2:

Name:

____________________________________

ID:

____________________________________

CPF (Individual Taxpayer Registry Number):

____________________________________

Position:

____________________________________

GRANTEES:

Name:

Caroline Souza Santos

ID:

RG 37.575.753-8 SSP/SP

CPF:

432.112.208-28

Citizenship:

Brazilian

The GRANTOR, by this proxy, appoints and constitutes the GRANTEE as his attorneys-in-fact, with special and specific powers to represent him as a shareholder of LINX S.A., with headquarters in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, 7221, 7th floor, registered with the corporate roll of taxpayers CNPJ/MF under nº. 06.948.969/0001-75 (“Company”), especially in the Ordinary and Extraordinary General  Meeting to be held, in first call, on September 5th , 2019, at 2pm, or in second or third calls on dates to the informed in due course, and vote FAVORABLY to the approval of the following items of the agenda of the Extraordinary General Shareholders’ Meeting:

Matéria	Abstenção	Matter	Abstention
Assembleia Geral Ordinária		Ordinary General Meeting
Apreciação das contas dos administradores, exame, discussão e votação das demonstrações financeiras referentes ao exercício social encerrado em 31 de dezembro de 2019;	[ ]	Appreciation the managers accounts, review, discuss and vote the financial statements of the Company related to be fiscal year ended on December 31,2019;	[ ]
Deliberação sobre a proposta de destinação dos resultados do exercício, incluindo a proposta de orçamento de capital de 2020;	[ ]	Resolution on the proposed allocation of the results for the year, including the proposed capital budget for 2020;	[ ]
Fixação do limite do valor da remuneração global anual dos administradores da Companhia para o exercício social de 2020;	[ ]	Fixing the budget for the annual global compensation of the Company´s management for the fiscal year of 2020;	[ ]
Em caso de segunda convocação dessa Assembleia Geral, as instruções de votos constantes nesse boletim podem ser consideradas também para a realização da Assembleia em segunda convocação?	[ ]	In case of second call of that the General Meeting, would you like the voting instructions contained in this bulletin to be kept for holding the second call meeting?	[ ]

Matéria	Abstenção	Matter	Abstention
Assembleia Geral Extraordinária		Extraordinary General Meeting

Alteração no artigo 11 do Estatuto Social da Companhia para corrigir referência cruzada em seu § 3º. Em razão desta alteração, a referência cruzada constante no Artigo 11, § 3º do Estatuto Social da Companhia é renumerado para artigo 43.

	[ ]	Amendment of Article 11 of the Company’s Bylaws to amend the reference on paragraph 3. As result of this amendment, the reference on Article 11, §3 of the Company’s Bylaws is renumbered to article 43.	[ ]
Alteração no artigo 14 do Estatuto Social da Companhia para corrigir a ordem alfabética de suas alíneas. Em razão desta alteração, as alíneas w e x são reclassificadas para a e b.	[ ]	Amendment of Article 14 of the Company’s Bylaws to renumber the alphabetical order. As result of this amendment, the subparagraphs w and x will be restated to a and b.	[ ]

Alteração no artigo 16 do Estatuto Social da Companhia para correção na numeração de seus incisos. Em razão desta alteração os incisos (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv) e (xvi) são renumerados para (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) e (x).

[ ]

Amendment of Article 16 of the Company’s Bylaws to renumber the article subparagraphs. As result of this amendment, the subparagraphs  (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv) and (xvi) will be renumbered to (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x).

[ ]

Alteração no artigo 24 do Estatuto Social da Companhia para correção na numeração de seus incisos. Em razão desta alteração, os incisos (xvii), (xviii), (xix), (xx), (xxi), (xxii), (xxiii), (xxiv), (xxv), (xxvi), (xxvii), (xxviii), (xxix), (xxx), (xxxi), (xxxii), (xxxiii), (xxxiv), (xxxv), (xxxvi), (xxxvii), (xxxviii), (xxxix), (xl), (xli), (xlii), (xliii), (xliv), (xlv), (xlvi), (xlvii), (xlviii), (xlix), (l), (li), (lii), (liii), (liv), (lv), (lvi),  (lvii), (lviii), (lix) e (lx) são renumerados para (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv), (xvi), (xvii), (xviii), (xix), (xx), (xxi), (xxii), (xxiii), (xxiv), (xxv), (xxvi), (xxvii), (xxviii), (xxix), (xxx), (xxxi), (xxxii), (xxxiii), (xxxiv), (xxxv), (xxxvi), (xxxvii), (xxxviii), (xxxix) , (xl), (xli), (xlii), (xliii) e (xliv).

[ ]

Amendment of Article 24 of the Company’s Bylaws to renumber the article subparagraphs. As result of this amendment, the subparagraphs (xvii), (xviii), (xix), (xx), (xxi), (xxii), (xxiii), (xxiv), (xxv), (xxvi), (xxvii), (xxviii), (xxix), (xxx), (xxxi), (xxxii), (xxxiii), (xxxiv), (xxxv), (xxxvi), (xxxvii), (xxxviii), (xxxix), (xl), (xli), (xlii), (xliii), (xliv), (xlv), (xlvi), (xlvii), (xlviii), (xlix), (l), (li), (lii), (liii), (liv), (lv), (lvi),  (lvii), (lviii), (lix) and (lx) will be renumbered to (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv), (xvi), (xvii), (xviii), (xix), (xx), (xxi), (xxii), (xxiii), (xxiv), (xxv), (xxvi), (xxvii), (xxviii), (xxix), (xxx), (xxxi), (xxxii), (xxxiii), (xxxiv), (xxxv), (xxxvi), (xxxvii), (xxxviii), (xxxix) , (xl), (xli), (xlii), (xliii) and (xliv).

[ ]

Alteração no Artigo 25 do Estatuto Social da Companhia visa corrigir erro material relacionado à correção de referência cruzada apresentada em seu § 4º, bem como correção de erro material relacionado à numeração dos incisos do seu § 5º. Em razão destas alterações a referência cruzada constante no § 4º é renumerada para Artigo 24 e os incisos do (lxvii), (lxviii), (lxix), (lxx), (lxxi), (lxxii), (lxiii), (lxxiv) e (lxxv) do § 5º são renumerados para (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) e (ix).

[ ]

Amendment of Article 25 of the Company’s Bylaws to amend the reference on paragraph 4, also to amend the numeration of the subparagraphs on paragraph 5. As result of this amendment, the reference on paragraph 4 is renumbered to Article 24 and the subparagraphs of the paragraph 5 (lxvii), (lxviii), (lxix), (lxx), (lxxi), (lxxii), (lxiii), (lxxiv) and (lxxv) will be renumbered to (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix).

[ ]

Alteração no Artigo 26 do Estatuto Social da Companhia visa corrigir erro material relacionado à correção de referência cruzada apresentada em seu § 4º, bem como correção de erro material relacionado à numeração dos incisos do seu § 5º. Em razão destas alterações a referência cruzada constante no § 4º é renumerada para Artigo 24 e os incisos do (lxvii), (lxviii), (lxix), (lxx), (lxxi), (lxxii), (lxiii), (lxxiv) e (lxxv) do § 5º são renumerados para (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) e (ix).

[ ]

Amendment of Article 26 of the Company’s Bylaws to amend the reference on paragraph 4º, also to amend the subparagraphs on paragraph 5. As result of this amendment, the reference on paragraph 4 is renumbered to Article 24 and the subparagraphs of the paragraph 5 (lxvii), (lxviii), (lxix), (lxx), (lxxi), (lxxii), (lxiii), (lxxiv) and (lxxv) will be renumbered to (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix).

[ ]

Alteração do artigo 27 para corrigir erro material referente à inconsistência apresentada na quantidade de Diretores Vice-Presidentes de operações que compõem o quadro de Diretores Estatutários da Companhia, nos termos da proposta da Administração. Em razão desta correção a quantidade de Diretores Vice-Presidentes de Operação constante no caput do Artigo 27 é alterado para 3 (três).

[ ]

Amendment to Article 27 to amend the material error related to inconsistence in the number of the Directors Vice President of Operations that form the Board of Directors of the Company, in the terms of the management proposal. As result of this amendment the number of the Directors Vice President of Operations listed on Article 27 is changed to three (3).

[ ]

Alteração do Artigo 28 do Estatuto Social da Companhia para correção na numeração de seus incisos e correção na classificação alfabética das alíneas do seu § 5º. Em razão desta alteração os incisos (lxxvi), (lxxvii), (lxviii), (lxxix), (lxxx), (lxxxi) e (lxxxii) são alterados para (i), (ii), (iii), (iv), (v), (vi) e (vii) e as alíneas (a), (b), (b), (c), (d), (e) do seu § 5º são reclassificadas para (a), (b), (c), (d), (e) e (f).

[ ]

Amendment to Article 28 of the Company’s Bylaws to amend the numeration of the subparagraphs and to correct the alphabetic order on paragraph 5. As a result of this amendment the subparagraphs (lxxvi), (lxxvii), (lxviii), (lxxix), (lxxx), (lxxxi) and (lxxxii) will be renumbered to (i), (ii), (iii), (iv), (v), (vi) and (vii) and the alphabetical order (a), (b), (b), (c), (d), (e) will be change to (a), (b), (c), (d), (e) e (f).

[ ]

Alteração no artigo 37 do Estatuto Social da Companhia para corrigir referência cruzada em sua alínea b. Em razão desta alteração, a referência cruzada constante na alínea “b” deste artigo é renumerada para artigo 36.

	[ ]	Amendment to Article 37 of the Company’s Bylaws to amend the reference on paragraph b. As a result of the amendment, the reference on paragraph “b” is renumbered to Article 36.	[ ]

Alteração no artigo 38 do Estatuto Social da Companhia para corrigir referência cruzada em seu caput. Em razão desta alteração, a referência cruzada constante no Artigo 38, caput do Estatuto Social da Companhia é renumerado para artigo 37.

[ ]

Amendment to Article 38 of the Company’s Bylaws to amend the reference on the main provision of the article. As a result of this amendment the reference on Article 38, main provision of the Company’s Bylaws will be renumbered to Article 37.

[ ]

Alteração no artigo 43 do Estatuto Social da Companhia para corrigir referência cruzada em seu §7º. Em razão desta alteração, a referência cruzada constante no Artigo 43, §7º do Estatuto Social da Companhia é renumerado para o artigo 42. Ainda, é excluído a menção da ressalva do artigo 46 do Estatuto Social, em razão de não estar de acordo com o atual  46 do Estatuto Social.

[ ]

Amendment to Article 43 of the Company’s bylaws to amend the reference on paragraph 7. As a result of this amendment, the Article 43, paragraph 7 of the Company’s Bylaws will be renumbered to article 42. Furthermore, is exclude the mention of the reservation of the Article 46 of the Bylaws, due to not comply with the current article 46 of the Bylaws.

[ ]
Alteração no § 2º do Artigo 43 do Estauto Social da Companhia par adequação às normas da Nyse.	[ ]	Amendment to paragraph 2 of the Article 43 of the Company’s By-laws to adequacy the current rules of NYSE.	[ ]
Consolidação do Estatuto Social	[ ]	Restatement of the Articles of Association of the Company.	[ ]
Em caso de segunda convocação dessa Assembleia Geral, as instruções de votos constantes nesse boletim podem ser consideradas também para a realização da Assembleia em segunda convocação?	[ ]	In case of a second call of this General Meeting, can the voting instructions contained in this bulletin also be considered for holding the meeting in second call?	[ ]

Podendo para tanto o Outorgado assinar em nome e lugar do Outorgante, todo e qualquer documento que se fizer necessário em relação à referida Assembleia Geral Ordinária e Extraordinária, incluindo exemplificativamente, o livro de presença de acionistas e a respectiva ata no Livro de Atas de Assembleias Gerais da Companhia; podendo ainda, a seu critério, substabelecer total ou parcialmente os poderes outorgados neste instrumentos de procuração, mediante as condições que julgar convenientes.

**de**de 2020

With power to the Grantee to sign in name and place of the Grantor, any necessary document regarding the ordinary and Extraordinary General  Meeting, including, for example, the shareholder attendance book and the respective minutes in the Book of Minutes of General Meetings of the Company; also with power to, at his discretion, delegate all or part of the powers hereby granted, under the conditions that he shall deem proper.

**de** 2020

ANNEX III – MANAGEMENT REPORT

To our shareholders

The Management of Linx S.A. (“Linx”, “Company”) submits the Financial Statements for the periods ended December 31, 2019 (“4th quarter of 2019”, “4Q19”) to your appreciation compared to December 31, 2018 (“4th quarter of 2018”, “4Q18”).

Linx, present in the market for 35 years, is a leader in technologies for retail, using cloud, big data, artificial intelligence, among other innovations, to create a wide portfolio of transactional and performance solutions, which include management software (POS - point of sale and ERP - enterprise resource planning), SaaS (software as a service) with emphasis on Digital (OMS and e-commerce), financial services (TEF and sub-acquiring) and cross selling (NFCe and connectivity), among many others.

2019 was a very important year for Linx. We reinforced our position as the natural choice in technology for omni retail by strengthening our end-to-end platform with the launch of new technologies, partnerships for Linx Digital and Linx Pay Hub, in addition to strategic acquisitions throughout the year. Also noteworthy was the IPO in June, making Linx the first Brazilian software company publicly traded on the NYSE.

We reinforced our commercial presence with the expansion of franchisees and training of teams with a focus on customer success and satisfaction. In this context, the cross-sell strategy of our end-to-end platform services remained as our main growth driver. This positioning also made it possible to win new customers considering the multiple entry points to the Linx platform, ending the year with a total gross merchandise volume of approximately BRL 300 billion.

In a more challenging macroeconomic context in the markets in which we operate, these fronts proved to be important pillars in our growth strategy. We had a stabilization in the net closing of stores throughout 4Q19, a trend also reflected in the ICOM - Trade Confidence Index (96.7 points in December vs. 96.8 points in September).

In 4Q19, we signed new projects to integrate retailers' online and offline channels through OMS, totaling around 20 customers at different stages of implementation. Reinforcing our leadership in the Omnichannel strategy, we signed new partnerships with important marketplaces to complement the support to our customers in the digital transformation journey and to strengthen a fluid relationship with their consumers.

In addition, the Linx Pay Hub offerings continue to grow, supported mainly by the adoption of TEF and the continuous expansion of our portfolio of differentiated solutions and natively integrated into the Linx platform. With a constant focus on business profitability, we also entered into strategic partnerships to integrate the wallets and further strengthen QR Linx and Digital Account. After one year of launching Linx Pay, we have already reached the 4th largest financial volume among the acquirers who trade through our TEF.

In 4Q19, Linx Digital represented 13% of total recurring revenue, while Linx Pay reached 12%. This is due to the acquisition of Seta Digital in October 2019, allocated as part of Linx Core, strengthening its representativeness in recurring revenue.

In 2020, the scenario should be more challenging. In face of the advance of the spread of the new Coronavirus (COVID-19) in Brazil and Latin America, we put into practice plan comprising several preventive measures necessary to minimize the effects of the pandemic, among which we highlight: creation a Crisis Committee, all employees working from home since March 16 and suspension or postponement of national and international business trips. Due to uncertainties regarding the dynamics of the outbreak’s evolution, the effects on the economic activities of our Customers and Suppliers and the measures to be adopted in Brazil and in other countries in Latin America in which we operate, it is impossible to predict the total impact that the pandemic will have on the global economy as well as on our business.

Linx continues to operate normally and reaffirms its commitment to the safety of its Employees, ensuring service to Customers and Suppliers, and consequently, to the business. We will continue to invest in innovation and in valuing our team to bring people and technology even closer together through passionate shopping experiences around the world.

As always, we thank everyone for your trust and remain at your disposal.

Linx Team

#soulinx

Statutory Management Statement

In compliance with the provisions contained in CVM instructions, the Board of Directors, the Audit Committee and the Fiscal Council of Linx declare that they discussed, reviewed and agreed with the conclusions expressed in the audit report of the independent auditors and with the annual financial statements related to the year ended December 31, 2019, authorizing its disclosure.

Relationship with Independent Auditors

The financial statements of the Company and its subsidiaries are audited by Ernst & Young Independent Auditors.

The Company's policy for contracting services not related to external auditing seeks to assess the existence of a conflict of interest, thus, the following aspects are assessed: the auditor must not (i) audit his own work; (ii) exercising managerial functions in your client and (iii) promoting your client's interests.

São Paulo, March 30, 2020.

ANNEX IV –  BOARD OF EXECUTIVE OFFICER’S COMMENTS UNDER THE TERMS OF ITEM 10 OF REFERENCE FORM.

10.1 - General Financial and Equity Conditions

Introduction

The financial information included in items 10.1 to 10.9 must be read in conjunction with the Company’s audited individual and consolidated financial statements for the years ended December 31, 2019, 2018 and 2017.

The Company’s audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 have been prepared in accordance with the accounting practices adopted in Brazil, which comprise the Brazilian Corporate Law and the technical pronouncements, guidelines and technical interpretations issued by the Accounting Pronouncements Committee (CPC), as approved by the Federal Accounting Council (CFC) and the Brazilian Securities and Exchange Commission (CVM), according to the International Financial Reporting Standards (IFRS).

The terms “HA” and “VA” in the columns of certain tables included in item 10 of this Reference Form mean “Horizontal Analysis” and “Vertical Analysis”, respectively. The Horizontal Analysis compares the indices or items of lines in the Company’s financial statements over a period of time.

The Vertical Analysis represents the percentage or item of a line in relation to the net revenues in the periods for the Company’s operational results, or in relation to the total assets/liabilities and equity on the applicable dates for the balance sheet.

All balances referred to in this item 10.1 have been rounded to the nearest real amount, unless otherwise stated; accordingly, some immaterial differences may be verified.

The information below has been evaluated and commented by the Company’s Executive Officers. Accordingly, the evaluations, opinions and comments of the Company’s Executive Officers reflect their view and perception on the Company’s activities, businesses and performance, as well as provide information to the investors in the comparison of the Company’s financial statements with: (i) the years ended December 31, 2019, 2018 and 2017; (ii) the changes in the principal lines of the Company’s audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017; and (iii) the main factors that explain such changes.

Factors that impact the Company’s operational results

In the years ended December 31, 2019, 2018 and 2017, the Company’s financial conditions and operational results were mainly impacted by the acquisitions performed in these periods.

The financial conditions and operational results were strongly impacted by the changes in the sales volume and the launching of new products and services, which, in many cases, are directly related to the Company’s acquisitions. However, the Company’s financial conditions and operational results are also impacted by the changes in the IGP-M and IPCA rates, as most part of the subscription and service agreements entered into between the Company and customers is indexed to the inflation rates.

Acquisitions

The Company believes that its financial conditions and operational results are positively impacted by its strategy of acquisitions, specifically those that enable the launch of new products and services. The Company’s capacity is confirmed by its long history of identification, negotiation and integration of the acquirees. In the last three years and in the current year, the Company acquired companies aligned with its strategy of acquisitions, focused on the addition of new vertical operations, expansion of operations to new regions in Brazil and development of new technologies that accelerate the rhythm of the innovations.

The main acquisitions performed by the Company over the last three years and in current year, include:

•          Acquisition of Synthesis in 2017, which introduced new vertical operations focused on the development and sale of POS software and TEF solutions, as well as marketing systems for large retail chains in primary markets in Latin America (except for Brazil);

•          Acquisition of Único in 2018, which introduced operations in the loyalty management market. Único offered multichannel marketing and cloud-based loyalty management solutions, which reinforces the Company’s offers in the integration and relationship with customers (CRM);

•          Acquisition of DCG in 2018, which introduced new vertical operations focused on the development of e-commerce platforms and technological solutions under the Software as a Service (SaaS) model, including digital sale and marketplace connection.

•          Acquisition of Hiper in 2019, which introduced SaaS solutions for micro and small retailers and also further increased the Linx Pay Hub addressable market with a differentiated value proposition through the combination of means of payment solutions with a cloud management software for micro and small retailers, offered through channels with high distribution capacity.

•          Acquisition of Millennium in 2019, which reinforced our omnichannel strategy, having a highly scalable back office solution and with strong complementarity to the existing solutions, which is an important trend for retail and represents a great growth opportunity for the Company.

•          Acquisition of SetaDigital in 2019, which reinforced the fashion vertical with a highly specialized product for footwear retail and reinforced our cross selling strategy, which represents a great growth opportunity for the Company.

•          Acquisition of PinPag in 2020, reinforcing Linx Pay Hub´s service portfolio with customized and disruptive installment solutions for retail.

•          Acquisition of Neemo in 2020, reinforcing the food vertical with personalized delivery solutions by integrating the establishment's delivery application and its e-commerce platform, offering consumers an omnichannel experience

In general, after the acquisition, the Company’s operational results are impacted by the consolidation of the revenues of the target company, the expenses recorded in the financial statements for the period and the consolidation of the acquiree’s assets and liabilities in the Company’s balance sheet. After the acquisitions, the Company emphasizes the capitalization of synergies with the acquiree, in order to increase its operational efficiency.

(a)             General financial and equity conditions

Brazilian Macroeconomic Conditions

As the Company mainly operates in Brazil and, therefore, revenues are mainly accrued in Brazil, the Company’s operational results and financial conditions are significantly impacted by the Brazilian macroeconomic, political and social conditions, which had significant changes in the last years. The Brazilian macroeconomic environment is historically characterized by significant changes in the economic growth, and inflation and exchange rate changes. The Company’s financial conditions and operational results are directly impacted by the general economic conditions prevailing in Brazil and are specifically affected by some variables, such as GDP, inflation rates, interest rates, exchange rate changes and fiscal policies imposed by the Federal Government. In addition, such variables directly impact the employment rates, the income available to the Brazilian population, the available credit facilities, the levels of consumer costs and the average salaries in Brazil.

The inflation rates, interest rates and US dollar exchange rate, for the periods indicated, are broken down as follows:

	Year ended December 31,
	2019	2018	2017
GDP growth	1.10%	1.30%	1.30%
Inflation (IGP-M)(1)	7.30%	7.60%	-0.50%
Inflation (IPCA) (2)	4.30%	3.70%	3.00%
CDI(3)	5.90%	6.40%	9.90%
SELIC on closing date (4)	5.00%	6.50%	7.00%
TJLP	5.60%	7.00%	7.00%
Appreciation/depreciation of the Brazilian real compared to the US dollar	-4.00%	-17.10%	-1.50%
Foreign exchange rate at the end of the period (BRL to US$1.00)	BRL 4.0307	BRL 3.8748	BRL 3.3080

Sources: IBGE, Central Bank, FGV, B3 (CETIP sector) and Reuters

(1)      The inflation (IGP-M) is the general market price index published by Getúlio Vargas Foundation.

(2)      The inflation (IPCA) is the extended consumer price index published by IBGE.

(3)      The CDI rate is the average of the fixed rates of interbank deposits relating to one business day, as registered and consolidated by B3 (CETIP sector).

(4)      COPOM periodically defines the SELIC rate.

(5)      Refers to the average foreign exchange rates in the last day of each month during the relevant period.

The Company's Executive Board understands that the Company has sufficient financial and equity conditions to implement the business plan and comply with the short- and medium-term obligations. In addition, the Company’s working capital is sufficient for its current needs and the cash funds, including third-party loans, are sufficient to finance the activities and cover the capital needs, at least, up to the end of 2020.

As at December 31, 2019, the Company’s current assets totaled BRL 1.300,0 million and exceeded by BRL 930.1 million the current liabilities on the same date, in the amount of BRL 369.9 million, corresponding to the current liquidity ratio (index that indicates the Company’s short-term liquidity, calculated by dividing the current assets by the current liabilities) of 3.51. Based on the Company’s opinion, the maintenance of the current liquidity ratio is an important factor, which means that the short-term financial obligations can be covered by the current available liquidity. The increase of such index compared to the year ended December 31, 2018 resulted mainly from proceeds raised abroad with the global offering held in June 2019.

As at December 31, 2018, the Company’s current assets totaled BRL 708.8 million and exceeded by BRL 488.1 million the current liabilities on the same date, in the amount of BRL 220.7 million, corresponding to the current liquidity ratio (index that indicates the Company’s short-term liquidity, calculated by dividing the current assets by the current liabilities) of 3.21. Based on the Company’s opinion, the maintenance of the current liquidity ratio is an important factor, which means that the short-term financial obligations can be covered by the current available liquidity. The reduction of such index compared to the year ended December 31, 2017 resulted mainly from the decrease in short-term investments, in current assets, due to the acquisitions of Itec, Único and DCG in the period.

As at December 31, 2017, the Company’s current assets totaled BRL 720.1 million and exceeded by BRL 550.9 million the current liabilities on the same date, in the amount of BRL 169.2 million, corresponding to the current liquidity ratio (index that indicates the Company’s short-term liquidity, calculated by dividing the current assets by the current liabilities) of 4.26. Based on the Company’s opinion, the maintenance of the current liquidity ratio is an important factor, which means that the short-term financial obligations can be covered by the current available liquidity. The reduction of such index compared to the year ended December 31, 2016 resulted mainly from the decrease in short-term investments, in current assets, due to the acquisitions of Synthesis, Shopback and Percycle in the period.

As at December 31, 2019, the total debt ratio was 0.43 (represented by current liabilities plus non-current liabilities and divided by equity). As at December 31, 2018, the total debt ratio was 0.56. As at December 31, 2017, the total debt ratio was 0.34. Between December 31, 2017 and December 31, 2019, the Company’s debt ratio increased by 28.7%, as demonstrated in the shareholders' equity referring to capital reserves with the global offer held in June 2019 (duly disclosed in the Company’s financial statements).

According to the Company’s Management, the maintenance of the total debt ratio below one (1) is extremely important, which means that the Company has sufficient funds to immediately cover the creditors, if necessary.

	As at December 31,
	2019	2018	2017
Current liquidity ratio	3.51	3.16	4.26
Total debt ratio	0.43	0.56	0.34

(b)             Capital structure

According to the Company’s Executive Board, the Company’s current capital structure, mainly measured based on the net cash/equity ratio, indicates that the Company does not have financial leverage.

As at December 31, 2019, the net cash/equity ratio was (0.38x); as at December 31, 2018, the net cash/equity ratio was (0.10x) and as at December 31, 2017, the net cash/equity ratio was (0.26x). The increase of the net cash/equity ratio resulted from the proceeds of the IPO held at NYSE in 2019.

According to the Executive Board, the net cash/equity ratio remains adequate, which indicates that the Company’s available net cash is sufficient to cover the expenses incurred with borrowings and financing, and acquisition, and maintain its expansion plan. The Company’s debt structure for the periods indicated is broken down below:

(In BRL million, except for %)	As at December 31,
	2019(1)	2018	2017
Payables from acquisition of subsidiaries (current)	43.4	57.1	56.1
Borrowings and financing (current)	41.2	40.7	31.8
Payables from acquisition of subsidiaries (non-current)	39.6	55.4	74.7
Borrowings and financing (non-current)	168.9	209.3	65.5
Total borrowings and financing, and payables from acquisition of subsidiaries	293.3	362.5	228.1
(-) Cash and cash equivalents	75.9	49.9	42.9
(-) Short-term investments (current)	902.3	413.4	487.8
(=) Net cash*	(684.9)	(100.8)	(302.6)
Equity	1,789.8	1,057.2	1,170.5
Net cash/equity ratio	(0.38)	(0.10)	(0.26)

(1) Refers to the adoption of IFRS 16 – Leases, beginning January 1, 2019.

(*) The Company calculates net cash from (1) the sum of borrowings and financing, current and non-current, and payables from acquisition of subsidiaries, current and non-current; (2) less cash and cash equivalents and short-term investments, current. The net cash is not a measure of financial performance, liquidity or debt recognized by the accounting practices adopted in Brazil or the IFRSs, and does not have any standard meaning. Other companies may calculate the net cash differently from the Company.

The Company adopts a balanced structure between own capital and third-party capital as a financing standard, which structure maintains the own capital portion above the third-party capital portion, as historically, the Company has always generated significantly high cash.

The Company presented, in the years ended December 31, 2019, 2018 and 2017, a capital structure with higher third-party capital, which reflects the increase in borrowings and financing by virtue of the agreements entered into with BNDES by the Company since 2017 and the payables from acquisition of subsidiaries due to the acquisitions of Synthesis, Shopback and Percycle in 2017, Itec, Único and DCG in 2018 and Hiper, Millennium and SetaDigital in 2019. According to the Executive Board, as demonstrated in the table below, the Company’s activities will maintain the same standard in the future, as the Company’s strategy is focused on the acquisition of companies that are deemed necessary to support the Company’s growth strategy:

(In BRL million, except for %)	As at December 31,
	2019	2018	2017
Third-party capital (current liabilities + non-current liabilities)	774.1	590.5	393.5
Own capital (equity)	1,789.8	1,057.2	1,170.5
Total capital (third party + own)	2,563.9	1,647.7	1,564.0
Portion of third-party capital	30.2%	35.8%	25.2%
Portion of own capital	69.8%	64.2%	74.8%

(c)  Capacity to comply with the financial commitments assumed

As at December 31, 2019, 2018 and 2017, the Company’s current assets exceeded current liabilities; therefore, the Company was able to pay all financial commitments by virtue of the change in cash and cash equivalents; short-term investments; and trade receivables. In view of the Company’s debt profile, cash flow and liquidity position, the Executive Board believes that the Company’s liquidity and capital resources are sufficient to cover its investments, expenses, debts and other amounts payable in the short and medium term.

As at December 31, 2019, 2018 and 2017, the Company complied with all obligations relating to the respective financial commitments on the respective maturity dates.

According to the Executive Board, the Company has a conservative investment profit and does not operate in risky and/or derivative markets.

As at December 31, 2019, the Company’s assets totaled BRL 2,563.9 million and exceeded total liabilities of BRL 774.1 million by BRL 1,789.8 million, corresponding to a liquidity rate (calculated by dividing the total assets by the total liabilities) of 3.31. As at December 31, 2018, the Company’s assets totaled BRL 1,647.7 million and exceeded total liabilities of BRL 590.5 million by BRL 1,057.2 million, corresponding to a liquidity rate of 2.79. As at December 31, 2017, the Company’s assets totaled BRL 1,564.0 million and exceeded total liabilities of BRL 393.5 million by BRL 1,170.5 million, corresponding to a liquidity rate of 3.97.

As at December 31, 2019, the Company’s leverage ratio (calculated by dividing the Company’s total liabilities by the Company’s total equity) was 0.43, compared to 1.56 as at December 31, 2018, 1.34 as at December 31, 2017 and 0.29 as at December 31, 2016. Between December 31, 2017 and December 31, 2019, the Company’s leverage ratio decreased by 72.2%, mainly due to the proceeds from the IPO held at NYSE in 2019.

	As at December 31,
	2019	2018	2017
Liquidity ratio	3.31	2.79	3.97
Leverage ratio	0.43	1.56	1.34

(d)   Financing sources for working capital and investments in non-current assets

As described in letters “a” and “b” of this item 10.1, the Company has not recorded, as at December 31, 2019, 2018 and 2017, any liquidity deficiency.

The main source of financing for working capital and investment in non-current assets is the Company’s own cash generation from operations. The Company has also entered into loans with private and public development banks as financing alternatives.

On September 26, 2016, the Company concluded a public primary offering of common shares (follow-on) in which BRL 444.0 million were raised. Such proceeds were used to assist the Company´s growth through acquisitions.

On June 26, 2019, Linx closed its Global Offering totaling BRL 1.2 billion, comprising the primary and secondary offers (BNDESPar). The Offer took place simultaneously in the form of an IPO on the New York Stock Exchange (NYSE) and a follow-on on B3. The funds raised will be used to support the Company's growth through acquisitions and investments in the Company's business areas.

(e)    Financing sources for working capital and investments in non-current assets to be used to cover liquidity deficiencies

According to the Executive Board, the Company’s cash generation from operations and current cash position are sufficient to finance the working capital and comply with the obligations relating to current liabilities, mainly borrowings and financing.

(f) Debt levels and characteristics of such debts

(i) relevant borrowing and financing agreements

The table below describes the main characteristics of the borrowing and financing agreements entered into between the Company and third parties, as well as the respective balances in the years ended December 31, 2019, 2018 and 2017:

Type	Charges	Effective rate	Maturity date	Consolidated (BRL thousand)
				2019	2018	2017
Loan - BNDES I	TJLP + 1.5% p.a.		03/15/2018	-	-	2,852
Loan - BNDES II	TJLP + 1.67% p.a.	7.397% p.a.	02/15/2021	31,078	57,526	83,330
Loan - BNDES III	TJLP + 1.96% p.a.	7.692% p.a.	03/15/2022	30,945	44,560	9,882
Loan - BNDES IV	TJLP + 1.00 p.a.	7.120% p.a.	09/16/2019	-	528	1,224
Loan - BNDES V	TLP + IPCA + 3.10% p.a. + Spread 1.37% p.a.	8.919% p.a.	12/15/2027	147,585	146,602	-
Loan - Itaú	TJLP + 7.20% p.a.	13.157% p.a.	04/15/2021	165	761	-
Outros				409	4	-
Total				210,182	249,981	97,288
Current liabilities				41,245	40,720	31,783
Non-current liabilities				168,937	209,261	65,505

Description of relevant financing agreements

The Company’s relevant financing agreement as of the date of this Reference Form are described below:

BNDES II financing - Linx Sistemas is the beneficiary of the financing agreement entered into with BNDES on October 28, 2014, in the amount of BRL 102.8 million, which financing is guaranteed by the Company. The financing is payable in 48 monthly successive installments, the first installment falling due on March 15, 2017 and the last installment falling due on February 15, 2021. The interest rate is equivalent to TJLP + 1.67% per year. The proceeds from this financing were allocated to investments, research, development, marketing, training, and consulting and advisory in the context of the BNDES Program for the Development of the National Industry of Software and Information Technology Services – BNDES PROSOFT, as well as for the acquisition of machinery in accordance with the requirements set forth in the Program for the Financing of Production and Sale of Machinery and Equipment (FINAME). As at March 31, 2019, the outstanding amount totaled BRL 51.0 million.

Such financing imposed to Linx Sistemas and to the Company the BNDES’ previous authorization in relation to the following: (i) concession of loans directly by the Company or its subsidiaries to individuals or legal entities related or not the Company, subject to interest rate of at least 3% above the contractual interest rate (that is, 1.5% per year above the TJLP rate); (ii) loans entered into with individuals or legal companies related to the Company, subject to the financial cost limited to at most the contractual interest rate (that is, 1.5% per year above the TJLP rate); (iii) provision of collaterals of any type in operations with other creditors, provided that such collaterals are not provided to the BNDES, under the same conditions and level of priority, except for the events set forth in the agreements; and (iv) direct or indirect holding or acquisition of interest in companies in Brazil and overseas.

In addition, BNDES determined that the following operations must be previously approved by the BNDES: (i) any proposals relating to the burden of, on any account, any share issued by Linx Sistemas; (ii) sale, acquisition, incorporation, merger, spin-off of assets or any other act that implies or could imply structuring changes in Linx Sistemas; and (iii) any transfer of the shareholding control of Linx Sistemas, or change of the controlling shareholder of Linx Sistemas.

The Company agreed to maintain, over the agreement, the following ratios calculated on a semiannual basis in the consolidated financial statements, audited by independent auditors registered with the CVM:

•        General debt (borrowings and financing)/total assets: equal to or below 60%;

•        Net debt/EBITDA: equal to or below 2.0; and

•        EBITDA/net operating income: equal to or above 20%.

For purposes of calculation of the ratios, the following definitions and criteria must be adopted:

•        EBITDA: operating income (loss) before interest, income tax, depreciation and amortization;

•        Net debt: debts arising from financing, debentures and others, excluding the debt balances arising from the financing entered into directly with the BNDES and available funds.

Should the contractual ratios are not complied, Linx Sistemas shall provide, within 180 days as from the notice in writing submitted by the BNDES, collaterals deemed acceptable by the BNDES at an amount corresponding to at least 130% of the financing or debt, except if on such date the abovementioned ratios have been recovered.

BNDES III financing - Linx Sistemas is the beneficiary of the financing agreement entered into with BNDES on December 11, 2015, in the amount of BRL 54 million, which financing is guaranteed by the Company. The financing is payable in 48 monthly successive installments, falling due on March 15, 2022. The interest rate is equivalent to TJLP + 1.96% per year. The proceeds from this financing were allocated to investments, research, development, marketing, training, and consulting and advisory in the context of the BNDES Program for the Development of the National Industry of Software and Information Technology Services – BNDES PROSOFT. As of December 31, 2019, the outstanding amount of this financing was equivalent to BRL 30.9 million.

BNDES IV financing - Intercamp, the Company’s indirect subsidiary, is the beneficiary of the financing agreement entered into with BNDES on August 15, 2013, in the amount of BRL 2.7 million, which financing is guaranteed by the Company. The financing is payable in 48 monthly successive installments, falling due on September 15, 2019. The interest rate is equivalent to TJLP + 1.00% per year. The proceeds from this financing were allocated to investments, research, development, marketing, training, and consulting and advisory in the context of the BNDES Program for the Development of the National Industry of Software and Information Technology Services – BNDES PROSOFT. Intercamp Sistemas was merged into Linx Sistemas on June 30, 2017; therefore, Linx Sistemas became the successor of Intercamp, as set forth in the first amendment to this financing agreement, which also increased the accumulated interest to TJLP + 2.36% per year beginning May 4, 2017, which financing is guaranteed by Linx S/A.

BNDES V financing - Linx Sistemas is the beneficiary of the financing agreement entered into with BNDES on November 30, 2018, in the amount of BRL 388.4 million, which financing is guaranteed by the Company. The financing is payable in 84 monthly successive installments, falling due on December 15, 2027. The total financing was divided in two tranches:

i.   Tranche “A”: in the amount of BRL 387.6 million allocated to the Investment Plan of Linx Sistemas for the period between 2018 and 2020, including infrastructure, research and development, training, marketing and sale activities, subject to interest rate of IPCA + 3.10%, plus spread of 1.37% per year.

ii.  Tranche “B”: in the amount of BRL 800 thousand allocated to the investments in social projects, subject to interest rate equivalent to IPCA + 3.10% plus spread of 0.97% per year.

The proceeds from this financing were allocated to investments, research, development, marketing, training, and consulting and advisory in the context of the BNDES Program for the Development of the National Industry of Software and Information Technology Services – BNDES PROSOFT. As of December 31, 2019, the outstanding amount of this financing was equivalent to BRL 147.6 million.

Consolidation of contractual financial obligations

The Company’s contractual financial obligations as at December 31, 2019 are broken down as follows:

Operation (in BRL thousand)	Consolidated – as at December 31, 2019
	Up to 1 year	Up to 2 years	From 3 to 5 years	More than 5 years	Total
Suppliers	24,007	-	-	-	24,007
Loans and financing	41,245	63,690	63,129	42,118	210,182
Leasing	47,478	42,885	33,952	27,018	151,333
Payables from acquisition of subsidiaries - Earn Outs	23,629	32,578	4,231	-	60,438
Payables from acquisition of subsidiaries - Retained Installments	19,767	12,277	2,891	-	34,935
Payables from acquisition of subsidiaries - Other	36	-	-	-	36
Other liabilities	89,576	4,869	-	-	94,445
	245,738	156,299	104,203	69,136	575,376

(ii) other long-term relationships with financial institutions

The Company always seeks to develop good commercial relationships with the main financial agents in the market, in order to improve the relationship with financial institutions and enter into financing agreements to finance its investments and eventual working capital needs. In addition to the abovementioned agreements, there are no other long-term relationships with other financial institutions deemed relevant to the Company and its subsidiaries.

(iii) level of debt subordination

In relation to the Company’s debts, the following order must be considered: (i) collateralized debts, up to the limit of the pledged property; (ii) unsecured debts; (iii) subordinated debts. The creditors prefer to operate with collateralized debts up to the limit of the property given in guarantee and are designated as unsecured creditors in relation to the surplus. There is no subordination level between the several unsecured creditors, as well as between the creditors of the same class of subordinated debt.

As at December 31, 2018 and December 31, 2019, the debts are broken down as follows:

	December 31, 2019	December 31, 2018
Collateralized debts	210,182,000.00	249,981,000.00
Subordinated debts	209,151,000.00	112,487,000.00
Unsecured debts	-	-

(iv)    eventual restrictions imposed against the issuer, specifically in relation to the debt limits and contracting, distribution of dividends, disposal of assets, issuance of new marketable securities and disposal of shareholding control, as well as the compliance with these restrictions by the issuer

The borrowing and financing agreements described above are subject to advanced maturity clauses, usually adopted, in the event of (i) operations of incorporation, merger or spin-off of the debtors; (ii) adverse changes in the debtors’ financial conditions; and (iii) change in the debtors’ direct or indirect shareholding control.

The financing agreements entered into with the BNDES may be subject to early termination upon confirmation of the following: (i) reduction of the Company’s employees in violation of certain contractual requirements; (ii) conviction for child or slave labor or environmental crime; (iii) non-performance of provision resulting in the obligations set forth in the agreement; or (iv) inclusion in corporate agreement, bylaws or articles of association of restrictions or failure to pay the contractual obligations.

Under the BNDES I financing and BNDES II financing, the Company agreed to comply with the following financial ratios:

•          General debt (borrowings and financing)/total assets: equal to or below 60%;

•          Net debt/EBITDA: equal to or below 2.0; and

•          EBITDA/net operating income: equal to or above 20%.

Under the BNDES IV financing, the Company agreed to comply with the following financial ratios:

•          General debt (borrowings and financing)/total assets: equal to or below 60%; and

•          Net debt/EBITDA: equal to or below 2.0.

For purposes of calculation of the ratios, the following definitions and criteria must be adopted:

•          EBITDA: operating income (loss) before interest, income tax, depreciation and amortization;

•          Net debt: debts arising from financing, debentures and others, excluding the debt balances arising from the financing entered into directly with the BNDES and available funds.

As of the date of this Reference Form, the Company and its subsidiaries had complied with all obligations, financial ratios and limits established in the financing agreements. The respective indicators, as at December 31, 2017, 2018 and 2019, are broken down as follows:

Consolidated	12/31/2019	12/31/2018	12/31/2017
General debt/total assets	8.2%	15.2%	6.2%
Net debt/EBITDA *	n.a.	n.a.	n.a.
EBITDA/net operating income	25.5%	24.6%	25.5%

* The Company recorded net cash for all periods reported.

(g)  Limits of financing already contracted and percentage already used

As at December 31, 2018, borrowings and financing totaled BRL 250.0 million. As at December 31, 2019, borrowings and financing totaled BRL 210.2 million.

(h)  Significant changes in each item of the financial statements

The analyses and discussions below provide investors with information derived from the Company’s audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017.

DESCRIPTION OF THE MAIN ACCOUNTS IN THE INCOME STATEMENT

Gross operating revenue

The net operating revenue is calculated by discounting sales deductions from gross operating income. The sales deductions include PIS, COFINS, ISS, INSS, and cancellations and discounts.

The Company has implemented the SaaS (Software as a Service) collection model to direct the (i) collection of a low setup fee, which, in most cases, is not charged; (ii) collection of professional services for implementation, customization and consulting; and (iii) payment of the monthly maintenance fee to use the Company’s software in order to ensure the Company’s recurrent and estimated revenues.

Most part of the Company’s revenue is derived from the monthly fee paid to use the systems developed internally. The Company’s revenue is divided is two groups:

•          Subscription revenue: comprises revenue derived from monthly subscription fees charged from customers for the (1) use of the software; and (2) continuous technical support, helpdesk services, software hosting services, support teams and connection services. The fees referred to in items (1) and (2) above are charged in conjunction with a single agreement, effective for twelve months, on average, subject to automatic renewal. The subscription revenue is not subject to reimbursement and is payable on a monthly basis. The subscription revenue is accrued as performed, as from the date on which the service is placed at the disposal of customers and provided that all revenue recognition criteria have been identified. The subscription revenue relating to the services placed at the disposal of customers in 2017 and 2016 was recognized since the beginning of the service. As from the adoption of IFRS 15, the fee is recognized on the average time over which the service is offered to the customer. The subscription revenue is mainly derived from the monthly use of the services by customers.

•          Service revenue: revenue arising from implementation of the Company’s services, including the installation, customization, training and other services related to the Company’s products. The revenue elements are characterized by the unit and non-recurring nature. The service revenue is recognized, in relation to installation, customization and training services, when services are provided. In the event the amount charged exceeds the amount of the services provided in the period, the difference is recognized as deferred revenue.

In the event the billed amounts exceed the services provided, the difference is recognized as deferred revenue (current liabilities) in the balance sheet.

Cost of services and gross margin

Cost of sales refers to the direct costs incurred with the sales of products and provision of services by the Company. The gross margin corresponds to the percentage of the gross profit in relation to the net operating revenue.

Operating expenses

General and administrative expenses

General and administrative expenses comprise: (i) rental expenses; (ii) administrative personnel; (iii) depreciation and amortization, including amortization expenses incurred in the software development; (iv) maintenance and protection; (v) outsourced services; and (vi) tax expenses.

Amortization relating to software research and development capitalized as intangible assets is recorded as a portion of the general and administrative expenses.

Sales

Sales expenses are incurred with the sales of the Linx’s products, namely: (i) sales personnel; (ii) franchisees’ commissions; and (iii) marketing and advertising.

Research and development

Research and development expenses refer to expenses incurred with software development and systems sold by the Company. The innovation expenses are allocated to the Company’s assets in accordance with the provisions set forth in the Good Law.

Net financial income (expenses)

Financial revenues basically comprise interest gains on investments and discounts, which are classified as changes in the fair value of the financial assets, recorded through profit or loss for the year. Interest gains are recognized in profit or loss for the year based on the effective interest rate methodology.

Financial expenses basically comprise bank tariffs and interest on loans, which are classified as changes in the fair value of financial liabilities, stated at fair value through profit or loss.

Current and deferred income tax and social contribution

The provisions for income tax and social contribution are calculated on annual taxable income at the rate of 25% for Corporate Income Tax (IRPJ) and at the rate of 9% for Social Contribution on Net Income (CSLL). The Company benefits from certain tax incentives granted under the Good Law for companies dedicated to research, development and technological innovation. These tax benefits include the accelerated depreciation as a result of the Company’s capacity to reduce the costs exclusively related to innovation and technological development as operating income or operating expenses in the period these costs are incurred, accounting for a significant portion of the Company’s costs relating to depreciation and amortization. The Company also benefits from deduction of expenses for purposes of calculation of net profit, as such expenses can be classified as operating expenses in accordance with Brazilian legislation that governs the corporate income tax.

INCOME STATEMENT

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2019 COMPARED TO THE YEAR ENDED DECEMBER 31, 2018

The Company’s consolidated statement of profit and loss for the periods indicated is broken down below:

(BRL millions, except %)	For the year ended December 31, (¹)
	2019	VA%	2018	VA%	HA%
Net operating revenue	788,159	100.0	685,559	100.0	15.0
Cost of services provided	(272,115)	(34.5)	(245,621)	(35.8)	10.8
Gross profit	516,044	65.5	439,938	64.2	17.3
Operating expenses	(434,934)	(55.2)	(349,875)	(51.0)	24.3
General and administrative expenses	(219,916)	(27.9)	(168,596)	(24.6)	30.4
Sales	(144,735)	(18.4)	(111,008)	(16.2)	30.4
Research and development	(93,070)	(11.8)	(73,527)	(10.7)	26.6
Other operating income (expenses)	22,787	2.9	3,256	0.5	599.8
Income before net financial income (expenses) and taxes	81,110	10.3	90,063	13.1	(9.9)
Financial revenues	70,103	8.9	50,257	7.3	39.5
Financial expenses	(87,280)	(11.1)	(48,176)	(7.0)	81.2
Net financial income	(17,177)	(2.2)	2,081	0.3	(925.4)
Income before taxes	63,933	8.1	92,144	13.4	(30.6)
Deferred income and social contribution taxes	(13,663)	(1.7)	(-11,130)	(1.6)	22.8
Current income and social contribution taxes	(11,394)	(1.4)	(9,959)	(1.5)	14.4
Net income	38,876	4.9	71,055	10.4	(45.3)

(1)     Reflects the adoption of IFRS 16 - Leases, as of January 1, 2019.

Net operating revenue

In 2019, net operating revenue increased by 15.0% compared to 2018, from BRL 685.6 million in the year ended December 31, 2018 to BRL 788.2 million in the year ended December 31, 2019, mainly due to the following factors:

•          Subscription revenue: the gross operating revenue from subscriptions increased by 12.0%, from BRL 680.8 million in the year ended December 31, 2018 to BRL 762.6 million in the year ended December 31, 2019. This increase demonstrates the resilience of the SaaS subscription revenue-based business model and the operations of Linx Digital and Linx Pay Hub, solutions 100% integrated with the end-to-end platform. We highlight that more than 50% of subscription revenue already comes from all cloud offers (in 2013, it was 30%).

•          Consulting service revenue: consulting service revenue increased by 37.5%, from BRL 103.3 million in the year ended December 31, 2018 to BRL 142.1 million in the year ended December 31, 2019. This increase mainly reflect the larger number and size of implementation projects in the period, mainly related to new clients and Linx Digital Solutions (OMS and e-commerce platform).

Cost of services provided

Cost of services provided increased by 10.8%, from BRL 245.6 million in 2018, to BRL 272.1 million in 2019. Such increase resulted mainly from the increase in the connection costs and costs incurred with the use of the third-party data centers (that is, public cloud) incurred by the Company in view of the increase in sales of the Company’s offers of cloud-based services. This increase is mainly explained by the acquisitions of Hiper, Millennium and SetaDigital in 2Q19, 3Q19 and 4Q19, respectively.

General and administrative expenses

General and administrative expenses increased by 30.4%, from BRL 168.6 million in 2018 to BRL 219.9 million in 2019. As a percentage of net operating income, general and administrative expenses increased from 24.6% in 2018 to 27.9% in 2019. This development is explained by: (i) write-off of provisions related to the Company's Long Term Incentive Plans; (ii) expenses related to SOX rules compliance project to be completed in December 2020; (iii) Hiper, Millennium and SetaDigital consolidation, acquired in 2Q19, 3Q19 and 4Q19, respectively; and (iv) accounting reclassifications between “general and administrative expenses” and “selling expenses” arising from the reevaluation of the nature of expenses allocated on this line.

Sales

Sales expenses increased by 30.4%, from BRL 111.0 million in the year ended December 31, 2018 to BRL 144.7 million in the year ended December 31, 2019. As a percentage of net operating income, sales expenses increased from 16.2% in 2018 to 18.4% in 2019. This evolution is mainly due to the reclassifications between the above mentioned “general and administrative expenses” and “selling expenses”. In addition, we have continued to intensify investments in our sales teams last year, mainly involving the Linx Core and Franchise teams to reinforce the cross selling of new offers connected to Linx Digital and financial services (Linx Pay Hub).

Research and development

Research and development (R&D) expenses increased by 26.6%, from BRL 73.5 million in the year ended December 31, 2018 to BRL 93.1 million in the same period of 2019. As a percentage of net operating income, R&D expenses increased from 10.7% in the year ended December 31, 2018 to 11.8% in the same period of 2019. Such increase is mainly due to the consolidation of the acquired companies in the period as mentioned above. In the last year, we also intensified the investments in R&D teams to strengthen portfolio of new offerings primarily connected to Linx Digital and financial services (Linx Pay Hub).

Net financial income (expenses)

The Company's net financial result varied by BRL 19.3 million, from a net financial income of BRL 2.1 million in the fiscal year ended on December 31, 2018 to a net financial expense of BRL 17.2 million in the fiscal year ended on 31 December 2019, mainly due to the following factors

•  Financial revenues: financial revenues increased by 39.5%, from BRL 50.3 million in the year ended December 31, 2018 to BRL 70.1 million in the year ended December 31, 2019. This variation mainly reflect the higher income from financial investments in view of the increase in net cash in the period, in addition to the higher revenues originated from the anticipation of receivables from Linx Pay.

•          Financial expenses: finance expenses increased by 81.2%, from BRL 48.2 million in the year ended December 31, 2018 to BRL 87.3 million in the year ended December 31, 2019. This variation is mainly due to the effect of BRL 12.7 million from the negative exchange variation on the portion of funds raised abroad with the global offering impacts held in June 2019.

Income before taxes

As a result, income before taxes decreased by 30.6%, from BRL 92.1 million in the year ended December 31, 2018 to BRL 64.0 million in the year ended December 31, 2019.

Income tax and social contribution

Income tax and social contribution increased by 18.8%, from BRL 21.1 million in the year ended December 31, 2018 to BRL 25.1 million in the year ended December 31, 2019, mainly due to the reversal of the benefit of Lei do Bem and the effects of tax rates of our subsidiary abroad.

Net income

Net income decreased by 45.3%, from BRL 71.1 million in the year ended December 31, 2018 to BRL 38.9 million in the year ended December 31, 2019.

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2018 COMPARED TO THE YEAR ENDED DECEMBER 31, 2017

The Company’s consolidated income statement for the periods indicated is broken down below:

(BRL millions, except %)	For the year ended December 31,
	2018	VA%	2017	VA%	HA%
Net operating revenue	685,559	100.0	571,590	100.0	19.9
Cost of services provided	(195,848)	(28.6)	(168,873)	(29.5)	16.0
Gross profit	489,711	71.4	402,717	70.5	21.6
Operating expenses	(399,648)	(58.3)	(328,349)	(57.4)	21.7
General and administrative expenses	(218,369)	(31.9)	(190,870)	(33.4)	14.4
Sales	(111,008)	(16.2)	(72,393)	(12.7)	53.3
Research and development	(73,527)	(10.7)	(64,280)	(11.2)	14.4
Other operating income (expenses)	3,256	0.5	(806)	(0.1)	n.a.
Income before net financial income (expenses) and taxes	90,063	13.1	74,368	13.0	21.1
Financial revenues	46,868	6.8	58,421	10.2	(19.8)
Financial expenses	(44,787)	(6.5)	(24,028)	(4.2)	86.4
Net financial income	2,081	0.3	34,393	6.0	(93.9)
Income before taxes	92,144	13.4	108,761	19.0	(15.3)
Deferred income and social contribution taxes	(11,130)	(1.6)	(14,699)	(2.6)	(24.3)
Current income and social contribution taxes	(9,959)	(1.5)	(9,217)	(1.6)	8.1
Net income	71,055	10.4	84,845	14.8	(16.3)

Net operating revenue

In 2018, net operating income increased by 19.9% compared to 2017, from BRL 571.6 million in the year ended December 31, 2017 to BRL 685.6 million in the year ended December 31, 2018, mainly due to the following factors:

•          Subscription revenue: the recurring revenue or gross operating revenue from subscriptions (operating income from maintenance and royalties) increased by 15.5%, from BRL 589.5 million in the year ended December 31, 2017 to BRL 680.8 million in the year ended December 31, 2018. Such increase resulted mainly from (1) the continuous efforts of cross sale to expand the additional products available to existing customers, mainly in relation to the offers of Electronic Transfer of Funds (TEF) and receipt of electronic taxes through the Electronic Tax Coupon (NFC-e), which accounted for BRL 31.8 million of the increase in subscription revenue; (2) the impact from the acquisitions of Percycle, Itec, Único and DCG concluded in December 2017, and March, April and June 2018, respectively, which represented, in total, the increase of BRL 26.6 million in subscription revenue; (3) the impact from the acquisition of Synthesis and Shoback, concluded in July and October 2017, respectively, which represented an increase of BRL 10.8 million and BRL 15.7 million, respectively, of the subscription revenue; (4) the increase in subscription revenue from customers of the Company’s vertical operations of gas stations, concessionaires and large retailers, represented an increase of BRL 5.5 million in the subscription revenue.

•          Consulting services revenue: consulting service revenue increased by 55.3%, from BRL 66.6 million in the year ended December 31, 2017 to BRL 103.4 million in the year ended December 31, 2018. Such increase resulted mainly from the impact of eight new agreements relating to the offer of omni-channel products, which generated significant revenues in view of the complex offer of products.

Cost of services provided

Cost of services provided increase by 16.0%, from BRL 168.9 million in 2017, to BRL 195.8 million in 2018. Such increase resulted mainly from the increase in the connection costs and costs incurred with the use of the third-party data centers (that is, public cloud) incurred by the Company in view of the increase in sales of the Company’s offers of cloud-based services.

General and administrative expenses

General and administrative expenses increased by 14.4%, from BRL 190.9 million in 2017 to BRL 218.4 million in 2018. As a percentage of net operating income, general and administrative expenses decreased from 33.4% in 2017 to 31.9% in 2018. Such increase resulted mainly due to the following events: (1) engagement of new personnel to reinforce the corporate and back office operations, which accounted for BRL 5.2 million of the increase in general and administrative expenses; (2) adjustments based on inflation about the collective agreement with the Company’s back office employees, which accounted for BRL 0.2 million of the increase in general and administrative expenses; and (3) impact from the acquisition of Percycle Itec, Unico and DCG in December 2017, and March, April and June 2018, respectively, which represented, in total, the increase of BRL 6.2 million of the increase in general and administrative expenses.

Sales

Sales expenses increased by 53.3%, from BRL 72.4 million in the year ended December 31, 2017 to BRL 111.0 million in the year ended December 31, 2018. As a percentage of net operating income, sales expenses increased from 12.7% in 2017 to 16.2% in 2018.

Such increase resulted mainly from the investments in sales teams of the new Pay Hub, Digital and Big Retail structures, internal sales team dedicated to the Company’s main customers and also responsible for the Company’s commercial operations in Latin America after the acquisition of Synthesis (which corporate name was subsequently changed to “Napse”) in July 2017.

Research and development

Research and development (R&D) expenses increased by 14.4%, from BRL 64.3 million in the year ended December 31, 2017 to BRL 73.5 million in the same period of 2018. As a percentage of net operating income, R&D expenses decreased from 11.2% in the year ended December 31, 2017 to 10.7% in the same period of 2018.

Such increase resulted mainly from the increase in the payroll of the P&D department due to the (1) new engagements of additional software developers to meet the implementation schedule of updates and launchings of products, which represented an increase of BRL 3.7 million in the increase of P&D expenses; (2) adjustment based on the inflation rate in connection with the trade union agreements that govern the Company’s research and development personnel, which accounted for an increase of BRL 1.1 million in the increase of P&D expenses; and (3) impact from the acquisitions of Percycle ITEC, Único and DCG in December 2017, and March, April and June 2018, respectively, which represented an increase in the amount of BRL 5.7 million in the increase of P&D expenses.

Net financial income (expenses)

Net financial income (expenses) decreased by 93.9%, from BRL 34.4 million in the year ended December 31, 2017 to BRL 2.1 million in the year ended December 31, 2018, mainly due to the following factors:

•  Financial revenues: financial revenues decreased by 19.8%, from BRL 58.4 million in the year ended December 31, 2017 to BRL 46.9 million in the year ended December 31, 2018. The decrease in financial revenues resulted mainly from the reduction of 53.4% in interest on short-term investments, from BRL 53.0 million in the year ended December 31, 2017 to BRL 24.7 million in the year ended December 31, 2018 mainly due to the (1) reduction of the CDI rate, which accounted for BRL 14.5 million of the decrease in finance income; and (2) redemption of investments to finance the acquisitions of ITEC, Único and DCG in 2018, which accounted for BRL 3.3 million of the decrease in finance income. The reduction in finance income was partially compensated for an increase of 566.7% in foreign exchange gains, in the amount of BRL 3.0 million, in the year ended December 31, 2017, compared to the revenue of BRL 20.0 million in the year ended December 31, 2018, mainly due to the effect from the appreciation of 14.6% of the US dollar against the Brazilian real on the Company’s current assets denominated in US dollars.

•          Financial expenses: financial expenses increased by 86.4%, from BRL 24.0 million in the year ended December 31, 2017 to BRL 44.8 million in the year ended December 31, 2018. Such increase resulted mainly from the increase of 383.3% in foreign exchange losses, from BRL 3.6 million in the year ended December 31, 2017 to BRL 17.4 million in the year ended December 31, 2018, mainly due to the (1) effect from the appreciation of the US dollar against the Brazilian real in the Company’s current and non-current liabilities, corresponding to an increase of BRL 13.8 million in finance costs; (2) increase in the inflation rate in Argentina, which increased the finance costs incurred by the Company in the operations carried out in Argentina and negatively impacted the finance costs, in the amount of BRL 1.7 million; (3) increase of BRL 1.6 million in discounts granted to customers that pay the invoices before the maturity date; and (4) unsuccessful negotiations with defaulting customers.

Income before taxes

As a result, income before taxes decreased by 15.3%, from BRL 108.8 million in the year ended December 31, 2017 to BRL 92.1 million in the year ended December 31, 2018.

Income tax and social contribution

Income tax and social contribution decreased by 11.8%, from BRL 23.9 million in the year ended December 31, 2017 to BRL 21.1 million in the year ended December 31, 2018, mainly due to the lower revenue before taxes. The effective rate was 22% and 23% for the year ended December 31, 2017 and the year ended December 31, 2018, respectively.

Net income

Net income decreased by 16.3%, from BRL 84.8 million in the year ended December 31, 2017 to BRL 71.1 million in the year ended December 31, 2018.

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2017 COMPARED TO THE YEAR ENDED DECEMBER 31, 2016

(BRL millions, except %)	For the year ended December 31,
	2017	VA%	2016	VA%	HA%
Net operating revenue	571,590	100.0	495,799	100.0	15.3
Cost of services provided	(168,873)	(29.5)	(147,364)	(29.7)	14.6
Gross profit	402,717	70.5	348,435	70.3	15.6
Operating expenses	(328,349)	(57.4)	(280,259)	(56.5)	17.2
General and administrative expenses	(190,870)	(33.4)	(152,350)	(30.7)	25.3
Sales	(72,393)	(12.7)	(62,453)	(12.6)	15.9
Research and development	(64,280)	(11.2)	(59,894)	(12.1)	7.3
Other operating income (expenses)	(806)	(0.1)	(5,562)	(1.1)	(85.5)
Income before net financial income (expenses) and taxes	74,368	13.0	68,176	13.8	9.1
Financial revenues	58,421	10.2	49,467	10.0	18.1
Financial expenses	(24,028)	(4.2)	(24,744)	(5.0)	(2.9)
Net financial income	34,393	6.0	24,723	5.0	39.1
Income before taxes	108,761	19.0	92,899	18.7	17.1
Deferred income and social contribution taxes	(14,699)	(2.6)	(13,803)	(2.8)	6.5
Current income and social contribution taxes	(9,217)	(1.6)	(10,595)	(2.1)	(13.0)
Net income	84,845	14.8	68,501	13.8	23.9

Net operating revenue

Net operating revenue increased by 15.3%, from BRL 495.8 million in the year ended December 31, 2016 to BRL 571.6 million in the year ended December 31, 2017, mainly due to the following factors:

•          Subscription revenue: the recurring revenue or gross operating revenue from subscriptions (operating income from maintenance and royalties) increased by 22.9%, from BRL 479.8 million in the year ended December 31, 2016 to BRL 589.5 million in the year ended December 31, 2017. Such increase resulted mainly from (1) the continuous efforts of cross sale to expand the additional products available to existing customers, mainly in relation to the offers of Electronic Transfer of Funds (TEF) and receipt of electronic taxes through the Electronic Tax Coupon (NFC-e), which accounted for BRL 75.8 million of the increase in subscription revenue; (2) the impact from the acquisitions of Synthesis, ShopBack e Percycle concluded in July, October and November, 2017, respectively, which represented, in total, the increase of BRL 28.4 million in subscription revenue. The increase in subscription revenue was partially compensated by the exit of customers in the year ended December 31, 2017, compared to the year ended December 31, 2016, which negatively impacted the subscription revenue in the total amount of approximately BRL 1.2 million.

•          Consulting services revenue: consulting services revenue decreased by 24.5%, from BRL 88.2 million in the year ended December 31, 2016 to BRL 66.6 million in the year ended December 31, 2017. Such decrease resulted mainly from the impact from the acquisition of Synthesis, which, in addition to the focus on large customers, has significantly expanded operations, contributing to the increase in revenues.

Cost of services provided

Cost of services provided increased by 14.6%, from BRL 147.4 million in the year ended December 31, 2016 to BRL 168.9 million in the year ended December 31, 2017. Such increase resulted mainly from the (1) increase in the number of employees, increase in the connection costs and costs incurred with the use of third-party data centers (that is, public cloud) incurred by the Company in view of the increase in sales of the Company’s offers of cloud-based services, which represented an increase of BRL 10.0 million in costs of services provided and the impact from the acquisitions of Synthesis, ShopBack and Percycle in July, October and November 2017, respectively, an increase of BRL 8.4 million in cost of services provided.

General and administrative expenses

General and administrative expenses increased by 25.3%, from BRL 152.4 million in the year ended December 31, 2016 to BRL 190.9 million in the year ended December 31, 2017. As a percentage of net operating income, general and administrative expenses totaled 33.4% in the year ended December 31, 2017 compared to 30.7% in the same period of 2016.

Such increase resulted mainly from the expenses incurred in relation to the (1) reallocation of the São Paulo’s head office, which represented an increase of BRL 0.3 million in general and administrative expenses; (2) engagement of new employees to reinforce the back office and corporate operations, which represented an increase of BRL 6.3 million in general and administrative expenses; (3) adjustments based on inflation about the collective agreement with the Company’s back office employees, which accounted for BRL 0.7 million of the increase in general and administrative expenses; and (4) impact from the acquisitions of Synthesis, ShopBack and Percycle in July, October and November 2017, respectively, which represented an increase of BRL 6.0 million in general and administrative expenses.

Sales expenses

Sales expenses increased by 15.9%, from BRL 62.5 million in the year ended December 31, 2016 to BRL 72.4 million in the year ended December 31, 2017. As a percentage of net operating income, sales expenses increased from 12.6% in the year ended December 31, 2016 to 12.7% in the year ended December 31, 2017.

Such increase in sales expenses resulted mainly from the (1) increase in the number of independent sales agents, which represented an increase in sales commissions, which represented an increase of BRL 7.1 million in sales expenses; (2) increase in the number of employees and adjustments based on the inflation rates, according to the collective agreement that governs the engagement of direct sales employees, which represented an increase of BRL 0.6 million in sales expenses; and (3) impact from the acquisitions of Synthesis, ShopBack and Percycle in July, October and November 2017, respectively, which represented an increase of BRL 2.4 million in sales expenses.

Research and development

Research and development (R&D) expenses increased by 7.3%, from BRL 59.9 million in the year ended December 31, 2016 to BRL 64.3 million in the same period of 2017. As a percentage of net operating income, R&D expenses decreased by 12.1% in the year ended December 31, 2016 compared to 11.2% in the same period of 2017.

Such increased resulted mainly from the (1) increase in personnel costs of the research and development department, mainly due to the new engagements of additional software developers to meet the implementation schedule of updates and launchings of products, as well as adjustments based on the inflation rates, according to the collective agreement that governs the engagement of research and development employees, which represented an increase of BRL 2.6 million in research and development expenses; and (2) impact from acquisitions of Synthesis, ShopBack and Percycle in July, October and November 2017, respectively, which represented an increase of BRL 1.1 million in research and development expenses.

Net financial income (expenses)

Net financial income (expenses) increased by 39.3%, from BRL 24.7 million in the year ended December 31, 2016 to BRL 34.4 million in the year ended December 31, 2017, mainly due to the following factors:

•          Financial revenues: financial revenues increased by 18.1%, from BRL 49.5 million in the year ended December 31, 2016 to BRL 58.4 million in the year ended December 31, 2017. The increase in financial revenues resulted mainly from the (1) increase of 16.7% in interest of financial assets from BRL 45.4 million in the year ended December 31, 2016 to BRL 53.0 million in the year ended December 31, 2017, mainly due to the increase in financial assets after the increase in cash from operations; and (2) increase in foreign exchange gains to BRL 3.0 million in the year ended December 31, 2017, mainly due to the appreciation of 1.5% of the US dollar against the Brazilian real for the period. The increase in finance income from customers was partially compensated by the decrease of 81.8% in the interest income from customers, from BRL 2.2 million in the year ended December 31, 2016 to BRL 0.4 million in the year ended December 31, 2017, mainly due to the reduction in delayed payments of some of the Company’s customers and the corresponding decrease in finance income generated from interest fines.

•          Financial expenses: financial expenses decreased by 2.8%, from BRL 24.7 million in the year ended December 31, 2016 to BRL 24.0 million in the year ended December 31, 2017. Such decrease resulted mainly from the reduction of 49.7% in interest on borrowings and financing, from BRL 15.1 million in the year ended December 31, 2016 to BRL 7.6 million in the year ended December 31, 2017, mainly due to the decrease in interest rates in Brazil and the corresponding reduction of interest on borrowings and financing. The decrease in finance costs was partially compensated by an increase of 7,261.2% in foreign exchange losses to BRL 3.6 million in the year ended December 31, 2017, mainly due to the appreciation of 1.5% of the US dollar against the Brazilian real, in current and non-current liabilities, expressed in US dollars.

Income before taxes

As a result, income before taxes increased by 17.1%, from BRL 92.9 million in the year ended December 31, 2016 to BRL 108.8 million in the year ended December 31, 2017.

Income tax and social contribution

Income tax and social contribution decreased by 2.0%, from BRL 24.4 million in the year ended December 31, 2016 to BRL 23.9 million in the year ended December 31, 2017, mainly due to the increase in income before taxes compensated by the reduction of revenue before taxes. The effective rate was 26% for the year ended December 31, 2016 and 22% for the year ended December 31, 2017, mainly due to the fact that the Company does not pay interest on capital and does not use tax incentives for purposes of research and development under the Good Law in 2016 (similarly to 2017).

Net income

As a result, net income increased by 23.9%, from BRL 68.5 million in the year ended December 31, 2016 to BRL 84.8 million in the year ended December 31, 2017.

BALANCE SHEET

BALANCE SHEET AS AT DECEMBER 31, 2019 COMPARED TO DECEMBER 31, 2018

The Company’s consolidated balance sheet for the dates indicated is broken down as follows:

ASSETS
BRL ‘000	December 31, 2019(1)	VA%	December 31, 2018	VA%	HA%
Current assets	1,299,970	50.7	698.504	42.4	86.1
Cash and cash equivalents	75,898	3.0	49,850	3.0	52.3
Short-term interest earnings bank deposits	902,289	35.2	413,374	25.1	118.3
Accounts receivable	276,626	10.8	167,102	10.1	65.5
Recoverable taxes	22,648	0.9	35,094	2.1	(35.5)
Other receivables	22,509	0.9	33.084	2.0	(32.0)
Long-term assets	1,263,973	49.3	949,172	57.6	33.2
Long-term interest earnings bank deposits	2,073	0.1	-	-	n.a.
Accounts receivable	11,485	0.4	3,280	0.2	250.2
Recoverable taxes	5,166	0.2	-	-	n.a.
Deferred taxes	3,357	0.1	4,449	0.3	(24.5)
Other receivables	26,338	1.0	17,536	1.1	50.2
Property, plant and equipment	82,201	3.2	74,273	4.5	10.7
Intangible assets	1,009,314	39.4	849,634	51.6	18.8
Right of use	124,039	4.8	-	-	n.a.
TOTAL ASSETS	2,563,943	100.0	1,647,676	100.0	55.6

LIABILITIES
BRL ‘000	December 31, 2019(1)	VA%	December 31, 2018	VA%	HA%
Current liabilities	369,847	14.4	220,700	13.4	67.6
Suppliers	24,007	0.9	13,623	0.8	76.2
Loans and financing	41,245	1.6	40,720	2.5	1.3
Leasing	47,478	1.9	-	-	n.a.
Labor obligations	51,080	2.0	43,801	2.7	16.6
Taxes and contributions payable	23,127	0.9	13,455	0.8	71.9
Income and social contribution taxes	3,823	0.1	1,206	0.1	217.0
Accounts payable from acquisition of subsidiaries	43,432	1.7	57,099	3.5	(23.9)
Deferred revenue	36,360	1.4	40,053	2.4	(9.2)
Anticipation of dividends	9,719	0.4	2,764	0.2	251.6
Other liabilities	89,576	3.5	7,979	0.5	1,022.6
Non-current liabilities	404,252	15.8	369,767	22.4	9.3
Loans and financing	168,937	6.6	209,261	12.7	(19.3)
Leasing	78,604	3.1	-	-	n.a.
Labor obligations	1,977	0.1	-	-	n.a.
Accounts payable from acquisition of subsidiaries	39,637	1.5	55,388	3.4	(28.4)
Deferred taxes	84,206	3.3	72,635	4.4	15.9
Deferred revenue	6,434	0.3	19,195	1.2	(66.5)
Provision for contingencies	19,588	0.8	10,960	0.7	78.7
Other liabilities	4,869	0.2	2,328	0.1	109.1
Total Shareholders’ Equity	1,789,844	69.8	1,057,209	64.2	69.3
Social Capital	645,447	25.2	488,467	29.6	32.1
Capital reserve	1,165,605	45.4	518,252	31.5	124.9
Treasury shares	(225,954)	(8.8)	(148,373)	(9.0)	52.3
Profit reserve	200,596	7.8	179,457	10.9	11.8
Proposed additional dividends	10,281	0.4	22,236	1.3	(53.8)
Others comprehensive income (loss)	(6,131)	(0.2)	(2,830)	(0.2)	116.6
TOTAL LIABILITIES	2,563,943	100.0	1,647,676	100.0	55.6

(1)     Reflects the adoption of IFRS 16 - Leases, as of January 1, 2019.

Current assets

As at December 31, 2019, current assets totaled BRL 1,300.0 million, compared to BRL 698.5 million as at December 31, 2017. Compared to total assets, current assets were 50.7% as at December 31, 2019 and 42.4% as at December 31, 2018. The 86.1% increase was mainly due to changes in Short-term interest earnings bank deposits and Accounts receivable.

Long-term assets

As at December 31, 2019, long-term assets totaled BRL 1,264.0 million, compared to BRL 949.2 million as at December 31, 2018. Compared to total assets, long-term assets were 49.3% as at December 31, 2019 and 57.6% as at December 31, 2018.

Current liabilities

As at December 31, 2019, current liabilities totaled BRL 369.8 million, compared to BRL 220.7 million as at December 31, 2018. Compared to total liabilities and shareholders’ equity, current liabilities were 14.4% as at December 31, 2019 and 13.4% as at December 31, 2018. The 67.6% increase was mainly due to changes in the leasing and other liabilities.

Non-current liabilities

As at December 31, 2019, non-current liabilities totaled BRL 404.3 million, compared to BRL 369.8 million as at December 31, 2018. Compared to total liabilities and shareholders’ equity, non-current liabilities were 15.8% as at December 31, 2019 and 22.4% as at December 31, 2018.

Shareholders’ Equity

As at December 31, 2019, equity totaled BRL 1,789.8 million, compared to BRL 1,057.2 million as at December 31, 2018. The 69.3% increase was mainly due to changes in Capital reserve and Social capital.

BALANCE SHEET AS AT DECEMBER 31, 2018 COMPARED TO DECEMBER 31, 2017

The Company’s consolidated balance sheet for the dates indicated is broken down as follows:

ASSETS
BRL ‘000	December 31, 2018	VA%	December 31, 2017	VA%	HA%
Current assets	708,827	43.0	720,084	46.0	(1.6)
Cash and cash equivalents	49,850	3.0	42,918	2.7	16.2
Short-term interest earnings bank deposits	413,374	25.1	487,816	31.2	(15.3)
Accounts receivable	167,102	10.1	128,177	8.2	30.4
Recoverable taxes	35,094	2.1	33,054	2.1	6.2
Other receivables	43,407	2.6	28,119	1.8	54.4
Long-term assets	938,849	57.0	843,940	54.0	11.2
Long-term interest earnings bank deposits	-	-	20,990	1.3	n.a.
Accounts receivable	3,280	0.2	2,952	0.2	11.1
Deferred taxes	4,449	0.3	4,272	0.3	4.1
Other receivables	7,213	0.4	1,485	0.1	385.7
Property, plant and equipment	74,273	4.5	62,332	4.0	19.2
Intangible assets	849,634	51.6	751,909	48.1	13.0
TOTAL ASSETS	1,647,676	100.0	1,564,024	100.0	5.3

LIABILITIES
BRL ‘000	December 31, 2018	VA%	December 31, 2017	VA%	HA%
Current liabilities	220,700	13.4	169,238	10.8	30.4
Suppliers	13,623	0.8	8,518	0.5	59.9
Loans and financing	40,720	2.5	31,783	2.0	28.1
Labor obligations	43,801	2.7	38,869	2.5	12.7
Taxes and contributions payable	13,455	0.8	13,194	0.8	2.0
Income and social contribution taxes	1,206	0.1	485	0.0	148.7
Accounts payable from acquisition of subsidiaries	57,099	3.5	56,087	3.6	1.8
Deferred revenue	40,053	2.4	8,478	0.5	372.4
Anticipation of dividends	2,764	0.2	4,211	0.3	(34.4)
Other liabilities	7,979	0.5	7,613	0.5	4.8
Non-current liabilities	369,767	22.4	224,266	14.3	64.9
Loans and financing	209,261	12.7	65,505	4.2	219.5
Accounts payable from acquisition of subsidiaries	55,388	3.4	74,680	4.8	(25.8)
Deferred taxes	72,635	4.4	80,324	5.1	(9.6)
Deferred revenue	19,195	1.2	-	-	n.a.
Provision for contingencies	10,960	0.7	2,776	0.2	294.8
Other liabilities	2,328	0.1	981	0.1	137.3
Total Shareholders’ Equity	1,057,209	64.2	1,170,520	74.8	(9.7)
Social Capital	488,467	29.6	486,032	31.1	0.5
Capital reserve	369,879	22.4	479,809	30,7	(22.9)
Profit reserve	179,457	10.9	186,137	11.9	(3.6)
Proposed additional dividends	22,236	1.3	18.789	1.2	18.3
Others comprehensive income (loss)	(2,830)	(0.2)	(247)	(0.0)	n.a.
TOTAL LIABILITIES	1,647,676	100.0	1,564,024	100.0	5.3

Current assets

As at December 31, 2018, current assets totaled BRL 708.8 million, compared to BRL 720.1 million as at December 31, 2017. Compared to total assets, current assets were 43.0% as at December 31, 2018 and 46.0% as at December 31, 2017.

Long-term assets

As at December 31, 2018, long-term assets totaled BRL 938.8 million, compared to BRL 843.9 million as at December 31, 2017. Compared to total assets, non-current assets were 57.0% as at December 31, 2018 and 54.0% as at December 31, 2017.

Current liabilities

As at December 31, 2018, current liabilities totaled BRL 220.7 million, compared to BRL 169.2 million as at December 31, 2017. Compared to total liabilities and shareholders’ equity, current liabilities were 13.4% as at December 31, 2018 and 10.8% as at December 31, 2017. The increase of 30.4% resulted from the increase in deferred revenue.

Non-current liabilities

As at December 31, 2018, non-current liabilities totaled BRL 369.8 million, compared to BRL 224.3 million as at December 31, 2017. Compared to total liabilities and shareholders’ equity, non-current liabilities was 22.4% as at December 31, 2018 and 14.3% as at December 31, 2017.

Shareholders’ Equity

As at December 31, 2018, shareholders’ equity totaled BRL 1,057.2 million, compared to BRL 1,170.5 million as at December 31, 2017.

BALANCE SHEET AS AT DECEMBER 31, 2017 COMPARED TO DECEMBER 31, 2016

The Company’s consolidated balance sheet for the dates indicated is broken down as follows:

ASSETS
BRL ‘000	December 31, 2017	VA%	December 31, 2016	VA%	HA%
Current assets	720,084	46.0	795,619	53.6	(9.5)
Cash and cash equivalents	42,918	2.7	7,227	0.5	493.9
Short-term interest earnings bank deposits	487,816	31.2	639,185	43.1	(23.7)
Accounts receivable	128,177	8.2	107,290	7.2	19.5
Inventories	-	-	169	0.0	n.a.
Recoverable taxes	33,054	2.1	29,687	2.0	11.3
Other receivables	28,119	1.8	12,061	0.8	133.1
Long-term assets	843,940	54.0	687,753	46.4	22.7
Long-term interest earnings bank deposits	20,990	1.3	19,036	1.3	10.3
Accounts receivable	2,952	0.2	1,774	0.1	66.4
Deferred taxes	4,272	0.3	4,168	0.3	2.5
Other receivables	1,485	0.1	10,875	0.7	(86.3)
Property, plant and equipment	62,332	4.0	51,258	3.5	21.6
Intangible assets	751,909	48.1	600,642	40.5	25.2
TOTAL ASSETS	1,564,024	100.0	1,483,372	100.0	5.4

LIABILITIES
BRL ‘000	December 31, 2017	VA%	December 31, 2016	VA%	HA%
Current liabilities	169,238	10.8	117,122	7.9	44.5
Suppliers	8,518	0.5	6,254	0.4	36.2
Loans and financing	31,783	2.0	34,499	2.3	(7.9)
Labor obligations	38,869	2.5	31,204	2.1	24.6
Taxes and contributions payable	13,194	0.8	6,368	0.4	107.2
Income and social contribution taxes	485	0.0	2,878	0.2	(83.1)
Accounts payable from acquisition of subsidiaries	56,087	3.6	23,508	1.6	138.6
Deferred revenue	8,478	0.5	7,176	0.5	18.1
Anticipation of dividends	4,211	0.3	1,125	0.1	274.3
Other liabilities	7,613	0.5	4,110	0.3	85.2
Passivo Não Circulante	224,266	14.3	212,972	14.4	5.3
Loans and financing	65,505	4.2	96,268	6.5	(32.0)
Accounts payable from acquisition of subsidiaries	74,680	4.8	57,086	3.8	30.8
Deferred taxes	80,324	5.1	57,169	3.9	40.5
Provision for contingencies	2,776	0.2	518	0.0	435.9
Other liabilities	981	0.1	1,931	0.1	(49.2)
Total Shareholders’ Equity	1,170,520	74.8	1,153,278	77.7	1.5
Social Capital	486,032	31.1	480,808	32.4	1.1
Capital reserve	479,809	30.7	512,303	34.5	(6.3)
Profit reserve	186,137	11.9	141,292	9.5	31.7
Proposed additional dividends	18,789	1.2	18,875	1.3	(0.5)
Others comprehensive income (loss)	(247)	(0.0)	-	n.a.	n.a.
TOTAL LIABILITIES	1,564,024	100.0	1,483,372	100.0	5.4

Current assets

As at December 31, 2017, current assets totaled BRL 720.1 million, compared to BRL 795.6 million as at December 31, 2016. Compared to total assets, current assets were 46.0% in 2017 and 53.6% as at December 31, 2016. The decrease in current assets resulted mainly due to the changes in short-term investments. The changes in short-term investments resulted from the decrease in total short-term investments due to the payment of the portion in cash of acquisitions in the period.

Long-term assets

As at December 31, 2017, long-term assets totaled BRL 843.9 million, compared to BRL 687.8 million as at December 31, 2016. Compared to total assets, long-term assets were 54.0% as at December 31, 2017 and 46.4% as at December 31, 2016. The changes in the main accounts of non-current assets, such as intangible assets, resulted from the goodwill on the acquisitions in the period (Synthesis, Shopback and Percycle).

Current liabilities

As at December 31, 2017, current liabilities totaled BRL 169.2 million, compared to BRL 117.1 million as at December 31, 2016. Compared to total liabilities and shareholders’ equity, current liabilities were 10.8% as at December 31, 2017 and 7.9% as at December 31, 2016.

The increase of 44.5% resulted mainly from the increase in payables from acquisition of companies in the short term. The increase in payables from acquisition of companies in the short term resulted from the acquisitions of Synthesis, Shopback and Percycle, in July, October and December 2016, respectively.

Non-current liabilities

As at December 31, 2017, non-current liabilities totaled BRL 224.3 million, compared to BRL 212.9 million as at December 31, 2016. Compared to total liabilities and shareholders’ equity, non-current liabilities was 14.3% as at December 31, 2017 and 14.4% as at December 31, 2016.

Shareholders’ Equity

As at December 31, 2017, equity totaled BRL 1,170.5 million, compared to BRL 1,153.3 million as at December 31, 2016.

Cash flow generated from operating activities

The main changes in cash outflows in the years ended December 31, 2019, 2018 and 2017 are broken down as follows:

BRL million	Year ended December 31,
	2019	2018	2017
Cash flow generated from operating activities	131.8	97.7	107.3
Cash flow generated from (used in) financing activities	(648.0)	(34.4)	55.9
Cash flow generated from (used in) investing activities	545.7	(54.0)	(129.0)
Exchange rate changes on cash and cash equivalents for the period	(3.4)	(2.4)	1.5
Increase (decrease) in cash and cash equivalents	26.0	6.9	35.7
Increase (decrease) in cash and cash equivalents at the end of the period	49.9	42.9	7.2
Increase (decrease) in cash and cash equivalents at the end of the period	75.9	49.9	42.9
Increase (decrease) in cash and cash equivalents	26.0	6.9	35.7

Cash flow generated from operating activities

Net cash generated from operating activities increased by 34.9% or BRL 34.1 million, from BRL 97.7 million in the year ended December 31, 2018 to BRL 131.8 million in the year ended December 31, 2019. This increase is mainly due to the increase in other accounts payable, partially offset by the lower net income that went from BRL 71.1 million in the fiscal year ended on December 31, 2018 to BRL 38.9 million in the fiscal year ended on December 31, 2018 December 2019.

Net cash generated from operating activities decreased by 8.9% or BRL 9.6 million, from BRL 107.3 million in the year ended December 31, 2017 to BRL 97.7 million in the year ended December 31, 2018. Such decrease resulted mainly from the decrease in net profit from BRL 84.8 million in the year ended December 31, 2017 to BRL 71.1 million in the year ended December 31, 2018.

Net cash generated from operating activities increased by 30.7% or BRL 25.2 million, from BRL 82.1 million in the year ended December 31, 2016 to BRL 107.3 million in the year ended December 31, 2017. Such increase resulted mainly from the (1) increase of BRL 16.3 million in net profit for the period, from BRL 68.5 million in the year ended December 31, 2016 to BRL 84.8 million in the year ended December 31, 2017; and (2) increase of BRL 13.7 million in depreciation and amortization (non-cash item), from BRL 56.3 million in the year ended December 31, 2016 to BRL 70.0 million in the year ended December 31, 2017.

Cash flow generated from (used in) investing activities

Net cash generated from investing activities totaled BRL 648.0 million in the year ended December 31, 2018 compared to net cash used in investing activities of BRL 34.4 million in the year ended December 31, 2019, representing a variation of 1,786.0% or BRL 613.6 million. This variation is mainly due to the increase of BRL 654.8 million in financial investments between the year ended on December 31, 2019 compared to the year ended on December 31, 2018.

Net cash generated from investing activities totaled BRL 55.9 million in the year ended December 31, 2017 compared to net cash used in investing activities of BRL 34.4 million in the year ended December 31, 2018. Such variation resulted mainly from the use of a portion of the net proceeds from the subsequent offer in 2016 to finance the share buyback program and the acquisitions of ITEC, Único and DCG in 2018.

Net cash used in investing activities totaled BRL 459.3 million in the year ended December 31, 2016, compared to BRL 55.9 million in the year ended December 31, 2017. The variation of cash generated from (used in) investing activities resulted mainly from the decrease in short-term investments from BRL 1.2 billion in the year ended December 31, 2016 (after application of the net proceeds from the subsequent offer of the Company’s common shares in September 2016) to BRL 479.0 million in the year ended December 31, 2017 (reflecting the use in 2017 of such net proceeds from the subsequent offer, including the financing for the acquisitions of Synthesis, ShopBack and Percycle in 2017).

Cash flow generated from (used in) financing activities

Cash flow used in financing activities increased by R$599.7 million, from BRL 54 million used no in the year ended December 31, 2018 to BRL 545.7 million generated in the year ended December 31, 2019. This variation is mainly due to the proceeds from the IPO held on the New York Stock Exchange (NYSE) in 2019.

Cash flow used in financing activities decreased by 58.1% or BRL 75.0 million, from BRL 129.0 million in the year ended December 31, 2017 to BRL 54.0 million in the year ended December 31, 2018. Such decrease resulted mainly from the net proceeds received in connection with the BNDES financing in 2018, which was partially compensated for the repurchase of common shares held in treasury by the Company. For further information on the BNDES financing, see “BNDES IV financing” above.

Cash flow generated from financing activities totaled BRL 369.6 million in the year ended December 31, 2016, compared to the cash flow used in financing activities of BRL 129.0 million in the year ended December 31, 2017. This variation resulted mainly from the subsequent offer of the Company’s common shares, held in 2016, which impact on the cash flow totaled BRL 435.1 million (the Company did not held the offer of common shares in 2017).

Increase (decrease) in cash and cash equivalents

As a result of the factors described above, the balance of cash and cash equivalents increased by BRL 26.0 million, having registered BRL 75.9 million on December 31, 2019, compared to BRL 49.9 million on December 31, 2018.

As a result, cash and cash equivalents increased by BRL 7.0 million, from BRL 42.9 million as at December 31, 2017 to BRL 49.9 million as at December 31, 2018.

As a result, cash and cash equivalents increased by BRL 35.7 million, from BRL 7.2 million as at December 31, 2016 to BRL 42.9 million as at December 31, 2017.

Capital expenditures

In the years ended December 31, 2019, 2018 and 2017, net cash invested in the Company’s capital expenditures (such as acquisition of intangible assets and property, plant and equipment) totaled BRL 98.5 million, BRL 82.8 million, 65.5 million and BRL 48,9 million, respectively. The Company’s capital expenditures resulted mainly from the expenses incurred with research and development, and IT equipment.

10.2 - Operating and Financial Result

(a)   Company’s operational results

(i)   Description of any relevant revenue components

The Company has implemented the SaaS (Software as a Service) collection model to direct the (i) collection of a low setup fee, which, in most cases, is not charged; (ii) collection of professional services for implementation, customization and consulting; and (iii) payment of the monthly maintenance fee to use the Company’s software in order to ensure the Company’s recurrent and estimated revenues.

Most part of the Company’s revenue is derived from the monthly fee paid to use the systems developed internally. The Company’s revenue is divided is two groups:

•        Subscription revenue: comprises revenue derived from monthly subscription fees charged from customers for the (1) use of the software; and (2) continuous technical support, helpdesk services, software hosting services, support teams and connection services. The fees referred to in items (1) and (2) above are charged in conjunction with a single agreement, effective for twelve months, on average, subject to automatic renewal. The subscription revenue is not subject to reimbursement and is payable on a monthly basis. The subscription revenue is accrued as performed, as from the date on which the service is placed at the disposal of customers and provided that all revenue recognition criteria have been identified. The subscription revenue relating to the services placed at the disposal of customers in 2017 and 2016 was recognized since the beginning of the service. As from the adoption of IFRS 15, the fee is recognized on the average time over which the service is offered to the customer. The subscription revenue is mainly derived from the monthly use of the services by customers.

•        Service revenue: revenue arising from implementation of the Company’s services, including the installation, customization, training and other services related to the Company’s products. The revenue elements are characterized by the unit and non-recurring nature. The service revenue is recognized, in relation to installation, customization and training services, when services are provided. In the event the amount charged exceeds the amount of the services provided in the period, the difference is recognized as deferred revenue.

In the event the billed amounts exceed the services provided, the difference is recognized as deferred revenue (current liabilities) in the balance sheet.

(ii) Factors that significantly impacted the operational results

The Company’s operational results for the years ended 2019, 2018 and 2017 were significantly impacted by the acquisitions performed by the Company in these periods, as described in detail for each period in item 10.1(f) of this Reference Form.

(b)    Variation in revenues attributable to the changes in prices, foreign exchange rates, inflation rates and volumes, and introduction of new products and services

The Company’s revenue is directly impacted by the inflation rate changes, as most part of the Company’s service and maintenance agreements entered into with customers are subject to inflation rates. The main impacts in the Company’s revenues for the years ended December 31, 2019, 2018 and 2017 derived from the mismatch between the IGPM and IPCA rates, which impacts the price component in terms of increase in recurring revenue, by virtue of the changes in sales volumes and introduction of new products and services from the acquisitions in these periods.

(c)   Impact from inflation rate, change in prices of the main inputs and products, exchange rate changes and interest rate in the Company’s operational results and financial condition

The main risks associated with the Company’s operations refer to the TJLP, CDI, IPCA, IGPM, IPC and SELIC variation for BNDES financing and payables from acquisition of companies, and short-term investments subject to the CDI rate.

The short-term investments subject to the CDI rate are recorded at market value, according to the quotations disclosed by the respective financial institutions and the others refer, mainly, to bank deposit certificates; therefore, their respective value does not differ from market value.

In order to determine the index sensibility in the short-term investments to which the Company was exposed as at December 31, 2019, three different scenarios were defined for the CDI decrease risk. Based on the index of 4.40% in December 2019 (6.40% as at December 31, 2018), defined as probable scenario, the 25% and 50% variations were defined.

Consolidated
Operation	Balance on 12/31/2019	Risk	Scenario I (Probable)	Scenario II	Scenario III

Interest earnings bank deposits	904.362	CDI	4.40%	3.30%	2.20%
Financial revenue		decrease	39,792	29,844	19,896

In order to determine the index sensibility in the debts to which the Company is exposed as at December 31, 2019, three different scenarios were defined for the risk of index increase, based on the values of TJLP, IPCA, IPC, IGPM, CDI and SELIC in effect as at December 31, 2019, published by B3, IBGE, Central Bank of Brazil, FGV, among others. Accordingly, the probable scenario was defined for 2019 and, based on such scenario, the 25% and 50% variations were calculated.

For each scenario, the gross financial costs were calculated excluding taxes and the maturity dates of each agreement scheduled for 2019. The financing adopted December 31, 2019 as the base date and projected the indices for one year, based on the sensibility of each scenario.

Consolidated
Operation	Balance on 12/31/2019	Risk	Scenario I (Probable)	Scenario II	Scenario III

Financing - BNDES	210,182	TJLP	11,707	14,629	17,571
Rate subject to changes		increase	5.57%	6.96%	8.36%

Acquisition of companies	8,253	IGPM	604	755	906
Rate subject to changes		increase	7.32%	9.15%	10.98%

Acquisition of companies	284	CDI	12	16	19
Rate subject to changes		increase	4.40%	5.50%	6.60%

Acquisition of companies	12,666	IPCA	546	681	818
Rate subject to changes		increase	4.31%	5.38%	6.46%

Acquisition of companies	16,960	BRL	683	855	1,026
Rate subject to changes		depreciation	4.03%	5.04%	6.05%

In July 2018, considering that the accumulated inflation in the last three years in Argentina exceeded 100%, the application of the accounting and recognition rule in a highly inflationary economy (IAS 29/CPC 42) became mandatory for subsidiary Napse S.R.L., headquartered in Argentina.

Under IAS 29/CPC 42, the non-monetary assets and liabilities, equity and statement of profit and loss of the subsidiaries operating in highly inflationary economies are adjusted according to the changes in the general purchase power of the currency, subject to the general price index.

The financial statements of an entity whose functional currency is the currency of a highly inflationary economy, based on the historical cost or current cost approach, must be expressed in terms of the current measurement unit on the balance sheet date and translated into Brazilian reais at the closing foreign exchange rate for the period.

10.3 - Events with Relevant Effects, Occurred and Expected, in the Financial Statements

(a)          Entry or sale of operating sector

There was no entry or sale of any operating sector.

(b)          Establishment, acquisition or sale of interest

In 2017, Linx acquired 100% of Synthesis, for the amount of US$25.8 million. The company is mainly engaged in the development and sale of sales point automation software (POS), electronic payment solutions (TEF) and promotion engine for large retail chains in the main markets in Latin America.

In 2017, Linx acquired 100% of Shopback, for the amount of BRL 56.6 million. The company is the leader in retention, replacement and recapture technologies through Big Data and engagement intelligence.

In 2017, Linx acquired 100% of Percycle, for the amount of BRL 22.7 million. Percycle operates the leading platform in native on-line media, joining store owners, brands and consumers; through the platform, the store owners are able to advertise in the main e-commerce websites, in different formats and segments, in addition to increasing the return on investment (ROI) generated in the campaign.

In 2018, Linx acquired 100% of Itec, for the amount of BRL 25.5 million. The company is mainly engaged in the development and sale of software for drugstore management and automation.

In 2018, Linx acquired 100% of Único, for the amount of BRL 25.0 million. Único is mainly engaged in the development of multichannel tools for the management of promotions and loyalty based on the cloud.

In 2018, Linx acquired 100% of DCG, for the amount of BRL 67.0 million. The company is mainly engaged in the development of e-commerce platforms and technological solutions under the Software as a Service (SaaS) model for digital sales and marketplace connections.

On April 2, 2019, Linx acquired 100% of Hiper Software S.A., for the amount of BRL 17.7 million, in addition to the payment of up to BRL 32.3 million, subject to the achievement of financial and operational goals between 2019 and 2021, relating to the offer of TEF and Linx Pay solutions to the customer base, among other goals. The company is mainly engaged in the development of sales and store management software.

On June 27, 2019, Linx acquired 100% of Millennium Network Ltda., for the amount of BRL 65.0 million, in addition to the payment of up to BRL 44.6 million, subject to the achievement of financial and operational goals between 2019 and 2022. The company is a reference in ERP solution for e-commerce under the SaaS model.

On October 16, 2019, Linx acquired 100% of SetaDigital Sistemas Gerenciais Ltda., for the amount of BRL 28.0 million, in addition to the payment of up to BRL 8.8 million, subject to the achievement of financial and operational goals between 2019 and 2021. The company is a reference in ERP and POS solutions in the footwear sector.

On January 30, 2020, Linx acquired 100% of Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais Ltda and Diamante Serviços Digitais Ltda, or PinPag, for the amount of BRL 135.0 million, in addition to the payment of up to BRL 65.5 million, subject to the achievement of financial and operational goals between 2021 and 2022. PinPag is a fintech specialized in electronic means of payment and offers customized and disruptive installment solutions for retailers.

On February 3, 2020, Linx acquired 100% of RRA Ferreira ME, or Neemo, for the amount of BRL 17.6 million, in addition to the payment of up to BRL 4.8 million, subject to the achievement of financial and operational goals between 2021 and 2023. Neemo is one of the pioneers in personalized delivery solutions through the integration of the establishment's delivery application and its e-commerce platform, offering consumers an omnichannel experience. In addition, it enables restaurants and their consumers to take orders at the store, place orders at the table using QR Code and by messaging services, such as Facebook Messenger.

The abovementioned acquisitions immediately increased the Company’s gross operating revenue. Linx S.A.’s Management expects that the acquires will quickly expand with the foreseen synergies and investments performed by the Company and, therefore, increase in revenues.

(c)          Uncommon events or operations

The Company has not performed any uncommon events or operations.

10.4 - Significant Changes in Accounting Practices - Exemptions and Emphasis on the Auditor's Opinion

(a)         Significant changes in accounting policies

On January 1, 2019, IFRS 16, which addresses the leases, became effective.

The Company has lease agreements for several items of facilities, equipment and other. Before the adoption of the IFRS 16, the Company classified each lease (as lessor) on the initial date as financial or operating lease. A lease is classified as financial lease if basically all risks and benefits inherent to the ownership of the leased asset is transferred to the Company; on the contrary, the lease is classified as operating lease. Before the adoption of IFRS 16, the Company did not have financial lease agreements. In an operating lease, the leased property is not capitalized and the lease payments are recognized as lease expenses in the statement of profit and loss on a straight-line basis during the lease term. Any prepaid and accumulated lease are recognized in prepaid expenses, trade payables and other accounts payable, respectively.

After the adoption of the IFRS 16, the Company adopted a single approach for recognition and measurement of leases (lessee), except for short-term leases and low value asset leases. The Company recognized the lease liabilities to perform the lease payments and use right assets representing the right to use the underlying assets.

Under the modified retrospective adoption method, the Company adopted the IFRS 16 on a retrospectively basis with the cumulative effect of initially applying the rule as an adjustment on the initial adoption date.

(b)         Significant effects from changes in the accounting policies

The Company recognized use right assets and lease liabilities for the leases previously classified as operating leases, except for the short-term and low cost leases. The use right assets of most of the leases were recognized based on the value as if the accounting policy had been always adopted, except for the addition to the lease rate on the initial adoption date. In some leases, the use right assets were recognized based on the amount equivalent to the lease liabilities, adjusted for any prepayments and accumulated payments of previously recognized leases. The lease liabilities were recognized based on the present value of the remaining lease payments, discounted from the additional lease rate on the initial adoption date. The Company proceeded as follows: (i) adopted a single discount rate for a portfolio of leases with similar characteristics; (ii) considered that the leases are subject to burden immediately before the initial adoption date; (iii) applied the exemptions attributed to short- term leases to leases maturing within up to 12 months; and (iv) adopted the retrospective analysis to determine the lease term in which the agreement is subject to extension or termination.

Based on the criteria set forth in IFRS 16, as at January 1, 2019, the Company’s right of use assets, in the amount of BRL 102,190 thousand, were recognized and recorded separately in the balance sheet; other leasing liabilities, in the amount of BRL 91,796 thousand, were recognized and included in loans and financing subject to interest and 9.15% discount rate; and advanced disbursements, in the amount of BRL 10,394 thousand, relating to prior operating leases, were derecognized.

(c) Exemptions and emphasis in the independent auditors’ report

In the last three years, the independent auditors’ report has not included exemptions and emphasis.

10.5 - Critical Accounting Policies

The Company’s financial statements have been prepared in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), which require certain judgements and assumptions in the determination of the value and recording of accounting practices, in relation to the effects that are, in nature, uncertain and that impact the value of the Company’s assets and liabilities. Actual results may differ from those estimates.

In order to understand how the judgements and estimates on certain future events are defined, the Company summarized below the main accounting policies, according to the Company’s executive officers.

The accounting policies described below are consistently applied to all reporting periods presented in the individual and consolidated financial statements.

Revenue recognition

The Company’s revenue is generated from performance obligations that comprise (1) the recurring revenue, which entitles customers to the right to: (i) use the Linx software; and (ii) receive technology support, helpdesk services, software hosting services, support staffs and connectivity service; and (2) the revenue from installation consulting services relating to the Company’s software, including customization and training. In the event the invoiced amounts exceed the services provided and the revenue recognized, the difference is recorded in the balance sheet (current liabilities) as deferred revenues.

In certain agreements, the Company charges the advanced payment of royalties associated with the subscription service. In 2017, such initial payment was amortized over the agreement and, in 2018 and 2019, under the IFRS 15, the initial payment was amortized over the average life of the customer. The subscription revenue is applicable to the Linx Core line and some Linx Digital and Linx Pay Hub products. The operations of the Linx Core line include the management software offered to monthly subscribers. In Linx Digital, some products, such as the e-commerce platform and OMS, generate revenue from subscriptions, in addition to revenues incurred as a basis of the percentage of sales through the platforms. In the case of Linx Pay Hub, products such as TEF, Conciliator and QR Linx generate monthly recurring revenues based on subscription.

The rest of the Linx Digital and Linx Pay Hub product lines are provided on an incurred basis as a percentage of sales through the platform. These products generated significant revenue only from 2019, when they individually accounted for about 12% of the Company's recurring revenue. For agreements composed of several elements, the agreement value will be allocated to the individual sales price relating to each performance obligation defined in the agreement.

Impairment test of acquisition and intangible assets

A loss occurs when the carrying amount of an asset or cash-generating unit exceeds its recoverable value, which is the higher of the fair value less selling costs and the value in use.

The calculation of the fair value less selling costs is based on available information on transactions involving the sale of similar assets or market prices less additional costs to dispose of the asset. The value in use is calculated based on the discounted cash flow model. The cash flows are estimated based on detailed budgets and calculation of estimates over a five-year period, not including the reorganization activities with which the Company is not committed or significant future investments that will improve the basis of assets of the cash-generating unit. The estimate of the recoverable value is sensitive to the main assumptions, including the discount rate used in the determination of current values, expected future cash inflows and long-term growth rate adopted to estimate the cash flows on a perpetual basis.

Impairment test of financial assets derived from trade receivables

The Company adopts the provision matrix to calculate the expected losses on trade receivables and contractual assets. The provision rates are applied based on the delayed days for groups of several segments of customers that have similar loss standards (such as, for example, geographic region, type of product or type of customer and credit risk, among others). In the definition of the amount to be accrued, Management determines whether the historical losses represent, based on the Management’s opinion, the expected losses based on the individual characteristics of each customer and the current market conditions where the Company operates.

Capitalization of development costs

Development activities comprise a plan or project aiming at the development of new or substantially superior products. The development costs are capitalized solely upon verification of the following elements: (1) technical feasibility to complete the intangible asset, to be available for use or sale; (2) intention to complete the intangible asset, to be used or sold; (3) capacity to use or sell the intangible asset; (4) the intangible asset represents future economic benefit, useful for internal use or sale of assets; (5) availability of technical, financial and other resources deemed adequate to conclude the development of and use the intangible asset; and (6) capacity to safety measure the costs attributable to the intangible asset during development.

The capitalized costs include labor costs and materials that are directly attributable to the preparation of the asset. Other development costs are recognized in the statement of profit and loss when incurred. After initial recognition, the intangible asset is measured at cost, less accumulated amortization and impairment losses. The amortization is performed upon conclusion of the development, provided that the asset is available for use. During the development period, the asset is tested for impairment on an annual basis.

Business combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on the fair value on acquisition date, and the amount of any non-controlling interest in the acquiree. For each business combination, any non-controlling interest in the acquired business is measured proportionally to the interest in the acquiree’s identifiable net assets. The acquisition costs are recognized as incurred.

When acquiring a business, the Company measures the assets acquired and liabilities assumed for the purpose of classifying and allocating them according to the contractual terms, the economic circumstances and the conditions prevailing on the acquisition date, which includes the separation o of the embedded derivatives existing in the principal contracts.

Any contingent payments to be transferred by the acquiree are recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent consideration considered as an asset or liability should be recognized in the statement of profit and loss.

The Company measures goodwill at cost; the exceeding consideration is transferred on the acquired identifiable net assets and assumed liabilities.

After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, after the acquisition date, the goodwill acquired on a business combination is allocated to each of the cash-generating units that are expected to benefit from the combination synergies, regardless of other assets or liabilities of the acquiree attributable to these cash-generating units.

10.6 - Relevant Items Not Evidenced In The Financial Statements

(a)         the assets and liabilities held by the Company, directly or indirectly, that are not recorded in the balance sheet (off-balance sheet items)

i.           operating leases, assets and liabilities

There are no relevant items that are not recorded in the Company’s consolidated financial statements.

ii.              written-off portfolio of receivables, in relation to which the Company assumes risks and responsibilities, indicating the respective liabilities

The Company does not have written-off portfolio of receivables in relation to which risks and responsibilities are assumed.

iii.           agreements for future purchase and sale of goods or services

There are no relevant items that are not recorded in the Company’s consolidated financial statements.

iv.           construction agreements not completed

The Company does not have construction agreements that are not recorded in the financial statements.

v.           future financing agreements

The Company has not entered into future financing agreements.

(b)         other items not recorded in the financial statements

There are no other items that are not recorded in the financial statements.

10.7 - Comments on Items Not Shown in the Financial Statements

(a)     How such items impact or may impact the revenues, expenses, operating income, finance costs or other items of the Company’s financial statements

There are no assets and liabilities held by the Company that are not recorded in the financial statements.

(b)   Nature and purpose of the operation

There are no assets and liabilities held by the Company that are not recorded in the financial statements.

(c)     Nature and value of the obligations assumed and rights generated on behalf of the Company in connection with the operation

There are no other items held by the Company that are not recorded in the financial statements.

10.8 - Business Plan

(a)    investments, including:

(i)        quantitative and qualitative description of the investments in progress and estimated investments

On June 22, 2018, Linx acquired a 100% stake in DCG, in the amount of up to R$67.0 million. The company is mainly engaged in the development of e-commerce platforms and technological solutions under the Software as a Service (SaaS) model for digital sales and marketplace connections.

On April 2, 2019, Linx acquired a 100% stake in Hiper Software S.A., in the amount of up to R$17.7 million, in addition to the payment of up to R$32.3 million, subject to the achievement of financial and operational goals between 2019 and 2021, relating to the offer of TEF and Linx Pay solutions to the customer base, among other goals. The company is mainly engaged in the development of sales and store management software.

On June 27, 2019, Linx acquired a 100% stake in Millennium Network Ltda., in the amount of up to R$65.0 million, in addition to the payment of up to R$44.6 million, subject to the achievement of financial and operational goals between 2019 and 2022. The company is a reference in ERP solution for e-commerce under the SaaS model.

On October 16, 2019, Linx acquired a 100% stake in SetaDigital Sistemas Gerenciais Ltda., in the amount of up to R$28.0 million, in addition to the payment of up to R$8.8 million, subject to the achievement of financial and operational goals between 2019 and 2021. The company is a reference in ERP and POS solutions in the footwear sector.

(ii)    investment financing sources

The capital investment financing source trends to be the Company’s operational cash generation and, if applicable and possible, the credit facilities with attractive interest rates and terms, such as the financing entered into with BNDES.

On November 30, 2018, Linx Sistemas entered into a financing with BNDES; the Company acted as the intervening party and guarantor of the performance of the obligations assumed by Linx Sistemas in the context of the agreement, in the amount of R$388,441,000.00. The financing is allocated to the transfer of proceeds for investments in research, development, marketing, training and consulting and audit in the context of the BNDES Program for Development of the National Industry of Software and Information Technology Services - BNDES PROSOFT.

(iii)   relevant divestiture in progress and estimated divestiture

As of the date hereof, the Company did not have any divestiture in progress or estimated divestiture.

(b)    provided that already disclosed, inform the acquisition of plants, equipment, patents and other assets that should significantly impact the Company’s productive capacity

On April 2, 2019, the Company acquired a 100% stake in Hiper Software S.A., in the amount of up to R$17.7 million, in addition to the payment of up to R$32.3 million, subject to the achievement of financial and operational goals between 2019 and 2021, relating to the offer of TEF and Linx Pay solutions to the customer base, among other goals.

On June 27, 2019, Linx acquired a 100% stake in Millennium Network Ltda., in the amount of up to R$65.0 million, in addition to the payment of up to R$44.6 million, subject to the achievement of financial and operational goals between 2019 and 2022. The company is a reference in ERP solution for e-commerce under the SaaS model.

On October 16, 2019, Linx acquired a 100% stake in Setadigital Sistemas Gerenciais Ltda., in the amount of up to R$28.0 million, in addition to the payment of up to R$8.8 million, subject to the achievement of financial and operational goals between 2019 and 2021. The company is a reference in ERP and POS solutions in the footwear sector.

On January 30, 2020, Linx acquired 100% of PinPag, for the amount of BRL 135.0 million, in addition to the payment of up to BRL 65.5 million, subject to the achievement of financial and operational goals between 2021 and 2022. PinPag is a fintech specialized in electronic means of payment and offers customized and disruptive installment solutions for retailers.

On February 3, 2020, Linx acquired 100% of Neemo, for the amount of BRL 17.6 million, in addition to the payment of up to BRL 4.8 million, subject to the achievement of financial and operational goals between 2021 and 2023. Neemo is one of the pioneers in personalized delivery solutions through the integration of the establishment's delivery application and its e-commerce platform, offering consumers an omnichannel experience. In addition, it enables restaurants and their consumers to take orders at the store, place orders at the table using QR Code and by messaging services, such as Facebook Messenger.

(c)    new products and services, indicating:

(i)      description of the researches in progress already disclosed

Research and Development (R&D) is a relevant line in the investment plan, in view of the strategic relevance in the economic sector where the Company operates. Such investments offer solutions that are able to further meet the customers’ needs and introduce technological innovations that improve the users’ productivity. The main innovation investments, currently, were performed in the Pay Hub and Digital areas, reinforced by the Order Management System (OMS) and e-commerce solutions. In addition, Linx has invested to operate in new markets, seek for new customer profiles and benefit from the cloud, big data and intelligence opportunities.

(ii)    total costs incurred with researches for development of new products or services

Research and development (R&D) expenses increased by 26.6%, from BRL 73.5 million in the year ended December 31, 2018 to BRL 93.1 million in the same period of 2019. As a percentage of net operating income, R&D expenses increased from 10.7% in the year ended December 31, 2018 to 11.8% in the same period of 2019. Such increase is mainly due to the consolidation of the acquired companies in the period as mentioned above. In the last year, we also intensified the investments in R&D teams to strengthen portfolio of new offerings primarily connected to Linx Digital and financial services (Linx Pay Hub).

The costs incurred with research and development (R&D) increased by 14.3%, from R$64.3 million in the year ended December 31, 2017 to R$73.5 million in the same period of 2018. As a percentage of net operating income, the P&D costs decreased from 11.2% in the year ended December 31, 2017 to 10.7% in the same period of 2018. Such decrease resulted mainly from the increase in operational efficiency, arising from the synergies from the past acquisitions and the organizational restructuring in the third quarter of 2018.

For the years ended 2017 and 2016, such costs increased as a percentage of net revenue (ROL), from R$59.9 million in 2016 (12.1% of ROL) to R$64.3 million in 2017 (11.2% of ROL), mainly due to the acquisitions of Synthesis and Shopback, which added the respective P&D costs to the Company’s costs, increasing the P&D team and the Company’s costs with software development.

In 2018, research and development costs totaled BRL 43.9 million, in 2018, research and development costs totaled R$35.9 million, compared to R$30.8 million in 2017. The R&D costs refer to the investments in the Pay Hub area, which comprises initiatives such as TEF, QR Linx, Linx Pay (sub-acquirer), Linx Antecipa (advance of receivables), in addition to new products and partnerships, and Digital, reinforced by the OMS (Order Management System) and e-commerce solutions. In addition, Linx has invested to operate in new markets, seek for new customer profiles and benefit from the cloud, big data and intelligence opportunities.

(iii)   projects in progress already disclosed

The Company is analyzing the possibility of becoming a acquirer by the end of 2020 and, as sub-acquirer, the Company is already exposed to the risks of the activity, as described in item 4.1.

(iv)   total costs incurred with development of new products or services

The total costs incurred with the development of new products and services are similar to the costs incurred with research and development of new products or services described in item 10.8(c)(ii).

10.9 - Other Factors With Material Influence

The Company benefits from the tax incentives granted to the technological research and technological innovation development activities, as set forth in the Lei do Bem, which significantly impacted the Company’s operational performance.

Amongst the tax incentives directed to the technological innovation set forth in such law, the Company benefits specifically from the following benefits: (a) for purposes of calculation of net profit, deduction of the amount corresponding to the sum of the expenses incurred in the period with technological research and technological innovation development classified as operational expenses according to the Corporate Income Tax (IRPJ) legislation; and (b) accelerated amortization, upon deduction as operational cost or expense of, in the calculation period, as incurred, the expenditures relating to the acquisition of intangible assets, exclusively related to the technological research and technological innovation development, classified in the Company’s deferred assets, for purposes of IRPJ calculation.

ANNEX V – INDEPENDENT AUDITOR'S REPORT ON THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To

Shareholders, Board Members and Directors of

Linx S.A.

São Paulo - SP

Opinion

We have audited the accompanying individual and consolidated financial statements of Linx S.A. (“Company” or “Group”), identified as Company and consolidated, respectively, which comprise the balance sheet as of December 31, 2019 and the statement of income, of comprehensive income, of changes in shareholders’ equity and cash flows for the year then ended, as well as corresponding other explanatory information, including a description of significant accounting policies.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Linx S.A. as of December 31, 2019, the individual and consolidated performance of its operations and its individual and consolidated cash flows for the year then ended, in conformity with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and international standards on auditing. Our responsibilities, in accordance with such standards, are described in the following section entitled “Auditor’s responsibilities for the audit of individual and consolidated financial statements.” We are independent of the Company and its subsidiaries, according to the significant ethical principles provided in the Accountant’s Code of Professional Ethics and the professional standards issued by the Brazil’ National Association of State Boards of Accountancy (CFC), and we comply with the other ethical responsibilities according to such standards. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

The key audit matters are those who, in our professional judgment, were the most significant in our audit of current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not express a separate opinion on these matters. For each matter below, a description of how our audit has addressed the matter, including any comments on the results of our procedures, is presented in the context of the financial statements taken as a whole.

We have fulfilled the responsibilities described in the “Auditor's responsibilities for the audit of individual and consolidated financial statements” section, including those relating to these key audit matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our procedures, including those performed to address the matters below, provide the basis for our audit opinion on the Company's financial statements.

Revenue recognition for implementation and customization services

The Group provides implementation and customization services, recognized in profit or loss when the services are rendered to the customers, based on the customer acceptance which confirms that the performance obligation was fulfilled over time, since the client simultaneously receives and consumes the benefits provided by the Group. This measurement may also consider the charge of hours by professionals in the respective projects.

Considering the magnitude of the amounts involved in addition to the reliance of manual and automatic controls and judgment to determine the time in which the Group fulfills the performance obligation and to ensure that all services provided have been measured and recorded correctly in the appropriate accounting period, which may impact the value of accounts receivable and related revenues in the financial statements, we consider this matter significant for our audit.

How our audit conducted this matter

Our revenue recognition procedures for implementation and customization services include, but are not limited to, evaluate the adequacy of the respective disclosures of the Company on the criteria for recognition of revenues and amounts involved; evaluate key internal controls implemented by the Company related to the revenue recognition for implementation and customization services, which included the involvement of the IT specialists to assist us in assessing the design and operational effectiveness of information technology general controls (IT), having we identified material deficiencies in the design and operation of these IT controls associated with logical access, change and updating of systems.

In addition, we performed tests of details close to the annual accounting closing ("cutoff test of revenues") by comparing invoices issued, service order and client’s acceptance to evaluate the criteria used by the Company in the recognition of revenues from services. As a result of this procedure, indicating the need to complement the balances of deferred revenue, which was not recorded by the Company's Management due to its materiality in relation to the financial statements taken as a whole.

Deficiencies in the design and operation of internal controls related to information technology general controls, changed our evaluation of the nature, timing and extent of our substantive procedures designed to obtain sufficient evidence and adequate audit information regarding the revenue recognition. Based on audit procedures performed, which are consistent with management's assessment, we understand that the policies for recognition and measurement of revenues from implementation and customization services, as well as the respective disclosures in Notes 3.16 e 24, are acceptable in regard to the financial statements taken as a whole.

Capitalization of software development expenditures

The Company develops new or substantially improved products for its current and new customers. Expenses with labor and materials that are directly attributable to the development of these products are capitalized as an intangible asset by the Company, according to Notes 3.10 e 14.

The capitalization is carried out by the Company only when all of the following elements, defined by accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) standards, issued by International Accounting Standards Board (IASB) are present: (i) technical feasibility to complete the intangible asset in order for it to be available for use or sale; (ii) intention to complete the intangible asset and use or sell it; (iii) ability to use or sell the intangible asset; (iv) the intangible assets should result in future economic benefit, useful for internal use or asset sale; (v) availability of technical, financial and other proper resources to conclude its development and to use the intangible asset; and (vi) ability to accurately measure the expenses attributable to intangible assets during their development.

This matter was considered significant for our audit, due to the degree of judgment involved in determining the expenses that will be capitalized by the Company, which should demonstrate that the criteria established for capitalization of software development costs were met.

How our audit conducted this issue

Our procedures related to capitalization of software development costs included, among others, (i) we understood the key internal controls implemented by the Company related to the process of capitalization of software development costs; (ii) we selected a sample of projects to verify its technical feasibility, the Company's intention evaluation with the asset (sale or use) and its financial viability, in addition to conducting inquiries and interviews with those responsible for the projects capitalized to understand the technical feasibility; (iii) we performed documentary tests, where we analyzed the charge of hours by the professionals and its relation to the projects that are being capitalized, in addition to obtaining evidence that corroborated whether the activities performed by the employee in such projects were consistent with the criteria for capitalization and obtaining representation from managers confirming the allocation of professionals to projects.

As a result of those procedures, we identified adjustments (recorded by management given its materiality in relation to the financial statements taken as a whole) indicating the need to write-off amounts capitalized as software. Additionally, we discussed the audit differences with management, performed a review of the adjustments recorded by management and we discussed the impact from those adjustments on the internal controls.

Deficiencies in the design and operation of internal controls related to capitalization of software which were identified (and deemed to significant) changed our evaluation of the nature, timing and extent of our substantive procedures designed to obtain sufficient evidence and adequate audit information regarding capitalization of software.

Additionally, we evaluated the adequacy of disclosures made by the Company in Notes 3.10 and 14 to the financial statements.

Based on audit procedures performed, which are consistent with management's assessment, we understand that the policies for capitalization of software are acceptable to support the judgement and information included in the financial statements taken as a whole.

Impairment of goodwill

The Company carried out acquisitions of companies in previous years and in the current year that resulted in the recognition of goodwill for future profitability and which represent significant amounts in its financial statements, as disclosed in Notes 3.10 and 14. The recoverable value of these goodwill, as they have an indefinite useful life, are annually tested by the Company to verify that the recoverable value is higher than the carrying amount.

The evaluation of the recoverable value involves significant judgments in determining the assumptions used in the cash flow projections, including growth and discount rates. Distortions in determining the recoverable value of goodwill may result in a material impact on the financial statements. Accordingly, this matter was considered significant for our audit.

How our audit conducted this issue

Our procedures related to the evaluation of goodwill included, among others; understanding of key internal controls implemented by the Company related to the process of evaluating the recoverable value of goodwill; we involved our corporate finance specialists to assist us in evaluating the assumptions and methodology used in the cash flow projections, including growth and discount rates, projected results and profit margins compared to macroeconomic information;  we compared the recoverable value based on the discounted cash flows, with the respective book values of the goodwill; and we evaluated the adequacy of the respective disclosures of the Company of the assumptions considered in the recoverability calculations of the goodwill and the amounts involved.

Based on the auditing procedures performed on the goodwill impairment test, which are consistent with management's assessment, we understand that the criteria and assumptions of goodwill used by management, as well as the respective disclosures in Notes 3.10 e 14, are acceptable in the context of the financial statements taken as a whole.

Business combination

During the year 2019, the Company acquired the companies Hiper Software S.A., Millennium Network Ltda. and SetaDigital Sistemas Gerenciais Ltda. The acquisitions were recorded by the Company, considering the acquisition method and represented significant amounts in the financial statements, included in Note 5.

This matter was considered significant to our audit, due to the judgment involved in the identification and determination of the fair value of acquired assets and assumed liabilities, and the consequent allocation of purchase price, besides the magnitude of amounts involved.

How our audit conducted this issue

Our business combination procedures included, among others: understanding of key internal controls implemented by the Company related to the acquisition process of companies; we involved our corporate finance specialists to assist us in evaluating the assumptions and methodology used to determine and recognize the fair value of assets acquired, liabilities assumed and goodwill for future profitability; we audited the opening balances of the acquired companies as at the acquisition date as part of the determination of the fair values of assets and assumed liabilities; and we evaluate the adequacy of the respective Company disclosures of the business combinations.

Based on the audit procedures performed, which are consistent with management's assessment, we understand the Company's business combination accounting policies are acceptable to support the judgments and information included in the context of the financial statements taken as a whole.

Other matters

Statement of value added

The individual and consolidated statements of added value (DVA) for the year ended December 31, 2019, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements. In order to form our opinion, we evaluated whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, these statements of added value were prepared, in all material respects, in accordance with the criteria defined in this Technical Pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor's report

The Company management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion on this report. In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as going concern, disclosing, when applicable, the matters related to its going concern, and the use of this accounting basis in the preparation of the financial statements, unless the management intends to liquidate the Company and its subsidiaries, or cease their operations, or do not have any realistic alternative to avoid the discontinuance of operations.

Those charged with governance of the Company and its subsidiaries are the people responsible for overseeing the process of preparation of individual and consolidated financial statements.

Auditor’s responsibilities for the audit of individual and consolidated financial statements

Our objectives are to obtain reasonable assurance that the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and issue the audit report with our opinion. Reasonable assurance is a high level of assurance, but not a guarantee that the audit conducted pursuant to Brazilian and international auditing standards will always detect any existing material misstatements. Misstatements may arise from fraud or error, and are considered material when, individually or in aggregate, may influence, from a reasonable perspective, the economic decisions of users taken based on such financial statements.

As part of an audit conducted according to the Brazilian and international auditing standards, we exercise professional judgment, and maintain professional skepticism during the audit. We also:

•   Identify and assess the risks of material misstatement in the individual and consolidated financial statements, whether caused by fraud or error, we planned and performed audit procedures in response to such risks, and we obtained proper and sufficient audit evidence to support our opinion. The risk of not detecting material misstatement resulting from fraud is higher than that arising from error, once the fraud may involve the act of dodging the internal controls, collusion, falsification, omission or false intentional representations.

•  We obtained an understanding of the internal controls relevant to the audit to plan the audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal controls of the Company and its subsidiaries.

•  We evaluate the appropriateness of the accounting policies used and the reasonableness of the accounting estimates and respective disclosures made by Management.

•  We conclude the appropriateness of Management’s use of the accounting basis for going concern and, based on the audit evidence obtained, as to whether there is a material uncertainty regarding events or conditions that could raise a significant doubt regarding the Company’s and its subsidiaries’ capacity for going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

•  We evaluate the overall presentation, structure and content of financial statements, including disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner consistent with the objective of fair presentation.

•  We obtained appropriate and sufficient audit evidence regarding the financial information of the entities or business activities of the group to express an opinion on the individual and consolidated financial statements. We are responsible for the management, oversight and performance of audit of the group, and, consequently, the audit opinion.

•  We communicated with the ones responsible for governance with respect to, among other aspects, the planned scope, time of the audit and significant audit findings, including possible material weaknesses in internal controls identified by us during our audit.

•  We also provide those charged with governance with a statement that we complied with relevant ethical requirements, including the applicable requirements of independence, and communicate all potential relationships or matters that could materially affect our independence, including, where applicable, the related safeguards.

From the matters that were communicated with those charged with governance, we determined those that were considered as the most significant in the audit of financial statements for current year and that, accordingly, comprise the key audit matters. We describe these matters in our audit report, unless a law or regulation has prohibited the public disclosure of the issue, or when, under extremely rare circumstances, we determine that the issue shall not be communicated in our report, because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 30, 2020

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Vanessa Martins

Accountant CRC-1SP244569/O-3

ANNEX VI – OPINIONS OF THE FISCAL COUNCIL

LINX S.A.

Publicly-held Company with Authorized Capital

Tax ID (CNPJ): 06.948.969/0001-75
Board of Trade Registration (NIRE): 35.300.316.584

FISCAL COUNCIL’S OPINION ABOUT THE MANAGEMENT REPORT AND FINANCIAL STATEMENTS OF LINX S.A. AS OF DECEMBER 31, 2019.

The Fiscal Council of Linx S.A. (“Company”), in the exercise of its legal and statutory duties, after examining the Company’s Management Report, Balance Sheet, Statement of Results, Comprehensive Statement of Results, Statement of Cash Flows, Statement of Changes to the Shareholders’ Equity, Statement of Value Added and the respective Explanatory Notes, for the fiscal year ended December 31, 2019, and based on the Independent Auditor’s opinion without qualifications, understands that the referred instruments, examined in the light of the applicable corporate legislation, are adequate for appreciation by the Company’s Annual Shareholders’ Meeting.

São Paulo, March 30, 2020.

Marcelo Amaral Moraes	João Adamo Junior
Chairman of the Fiscal Council	Member of the Fiscal Council

Flávio Cesar Maia Luz
Member of the Fiscal Council

ANNEX VII –OPINIONS OF THE AUDIT COMMITTEE

AUDIT COMMITTEE’S OPINION ABOUT THE PROPOSAL FOR ALLOCATION OF RESULTS OF FISCAL YEAR ENDED DECEMBER 31, 2019.

The Audit Committee of LINX S.A. (“Company”), in the exercise of its legal and statutory duties, after examining the Management Proposal for allocating the results of the fiscal year ended December 31, 2019, understands that it is adequate for appreciation by the Company’s Annual Shareholders’ Meeting.

São Paulo, March 30, 2020.

João Cox Neto	Roger de Barbosa Ingold
Coordinator of the Audit Committee	Member of the Audit Committee

Pedro Jaime Cervatti
Member of the Audit Committee

ANNEX VIII - DECLARATIONS OF THE BOARD OF EXECUTIVE OFFICERS ABOUT THE INDEPENDENT AUDITOR’S OPINION AND FINANCIAL STATEMENTS, FOR THE PURPOSES OF ARTICLE 25 OF ICVM 480/09

DECLARATION

FOR THE PURPOSES OF ARTICLE 25 OF ICVM No. 480/09

We hereby declare, acting as Officers of Linx S.A., a Corporation headquartered in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, nº 7221, enrolled with the Brazilian Corporate Taxpayer’s Registry (CNPJ/ME) under no. 06.948.969/0001-75 (“Company”), pursuant to Item V of Paragraph 1 of Article 25 of ICVM no. 480, dated December 07, 2009, that we have reviewed, discussed and thereby agree with the opinions expressed in the report of the Company’s independent auditors, ERNST &YOUNG Auditores Independentes, referring to the Company’s financial statements for the fiscal year ended December 31, 2019.

São Paulo, March 30, 2020.

Alberto Menache	Antonio Ramatis Fernandes Rodrigues
Chief Executive Officer	Chief Financial Officer and Chief Investor Relations Officer

Gilsinei Valcir Hansen	Jean Carlo Klaumann
Executive Officer	Executive Officer

Flávio Mambreu Menezes	Denis Nieto Piovezan
Executive Officer	Executive Officer

ANNEX IX – PROPOSAL ON THE ALLOCATION OF NET INCOME FOR THE FISCAL YEAR FOR THE PURPOSE OF ARTICLE 9-1-II, ICVM 481/09

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

Proposal on the allocation of net income for the fiscal year

 (article 9, Sole Paragraph, II, CVM Instruction 481/2009)

1. Inform net income for the year

Net income for the year was BRL 38,876,105.09 (thirty-eight million, eight hundred and seventy-six thousand, one hundred and five reais and nine cents).

2. Inform the global amount and the value per share of dividends, including prepaid dividends and interest on equity already declared.

The payment of complementary dividends in the amount of BRL 20,000,000.00 (twenty million reais), corresponding to BRL 0.1113962932  per common share, is being submitted for approval by the Annual General Meeting (AGM), therefore above the provision in the Company's Bylaws as mandatory minimum dividend.

3. Inform the percentage of net income distributed for the year

51.4% of 2019 net income should be distributed.

4. Inform the global amount and the value per share of dividends distributed based on profit from previous years

No dividends were distributed based on previous years.

2Subject to change until the moment of the AGM that resolves on the payment, due to the Share Buyback Program in effect in the Company, and of an eventual increase in the Company's social capital resulting from the exercise of stock option as well as the use of treasury shares to settle the Company's Long-term Incentive Program (ILP).

5. Inform, deducting prepaid dividends and interest on equity already declared:

a. The gross amount of dividends and interest on equity, segregated, per share of each type and class

The payment of complementary dividends in the amount of BRL 20,000,000.00 (twenty million reais), corresponding to BRL 0.1113962931 per common share.

b. The form and the deadline of payment of dividends and interest on equity

The proposed dividends must be paid in national currency as of May 20, 2020. Shareholders registered in the Company´s books on April 30, 2020 will be entitled to receive the dividends, with the shares being traded ex-dividends to from May 4, 2020.

c. Eventual restatement and interest on dividends and interest on equity

Dividends will be paid within the above period, without any monetary correction between the declaration / distribution date and the payment date.

d. Date of declaration of payment of dividends and interest on equity considered for identification of shareholders who will be entitled to receive them

April 30, 2020, on the date of the Annual General Meeting.

6. In case of declaration of dividends or interest on own capital based on profits assessed in semiannual balance sheets or shorter periods

a. Inform the amount of dividends or interest on own capital already declared

Not applicable, no dividends or interest on equity were distributed in relation to the year of 2019.

b. Inform the date of the related payments

Not applicable, no dividends or interest on equity were distributed in relation to the year of 2019.

7. Provide comparative table indicating the following values per share of each type and class:

a. Net income for the year and for the 3 prior years

b. Dividend and interest on own capital distributed in the 3 prior years

8. In case of allocation of profits to legal reserve

a. Information on the amount allocated to legal reserve

There will be no allocation to the “legal reserve” account, given that the said account, plus the amount of capital reserves in this year exceeded 30% of the social capital, in accordance with art. 193, § 1, of Law 6,404/76

b. Detail on the form of calculation of legal reserve

The legal reserve is constituted through the appropriation of 5% of the net income for the fiscal year, in accordance with art. 193 of Law 6,404/76, up to the limit of 20% of the subscribed capital.

9. In case the company has preferred shares entitled to fixed or minimum dividends

a. Describe how fixed or minimum dividends are calculated

Not applicable, the Company does not have preferred shares.

b. Inform if the profit for the year is sufficient for the full payment of fixed or minimum dividends

Not applicable, the Company does not have preferred shares.

c. Inform whether any unpaid installments are cumulative

Not applicable, the Company does not have preferred shares.

d. Inform the global value of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable, the Company does not have preferred shares.

e. Inform the fixed or minimum dividends to be paid per preferred share of each class

Not applicable, the Company does not have preferred shares.

10. Regarding the mandatory dividend

a. Describe the form of calculation provided in the bylaws

“Article 37: Shareholders shall be entitled to a mandatory dividend, in each fiscal year, of at least twenty five percent (25%) of the net profit of the fiscal year, decreased or increased by the following:

(a) amount allocated to the legal reserve; and

(b) amount intended to form the reserve for contingencies (Article 35 (b) hereof), and reversion of the same reserve made in previous years.”

b. Inform if it is being paid in full

The mandatory dividend is being paid in full.

c. Inform the amount eventually withheld

There is no retention of the mandatory dividend.

11. If the mandatory dividend is retained due to the company's financial situation

a. Inform the retained amount

There is no retention of the mandatory dividend.

b. Describe, in detail, the company's financial situation, including aspects related to liquidity analysis, working capital and positive cash flows

There is no retention of the mandatory dividend.

c. Justify the retention of dividends

There is no retention of the mandatory dividend.

12. If there is allocation of income to the contingency reserve

a. Inform the amount allocated to the reserve

There is no allocation of income to the contingency reserve.

b. Inform the probable loss and its cause

There is no allocation of income to the contingency reserve.

c. Explain why the loss was considered probable

There is no allocation of income to the contingency reserve.

d. Justify the constitution of the reserve

There is no allocation of income to the contingency reserve.

13. If there is allocation of income to the unrealized profit reserve

a. Inform the amount allocated to the unrealized profit reserve

There is no allocation of income to the unrealized profit reserve.

b. Inform the nature of unrealized profits originating the reserve

There is no allocation of income to the unrealized profit reserve.

14. If there is allocation of income to statutory reserves

a. Describe the statutory clauses that establish the reserve

There is no allocation of income to statutory reserves.

b. Inform the amount allocated to the reserve

There is no allocation of income to statutory reserves.

c. Describe how the amount was calculated

There is no allocation of income to statutory reserves.

15. If profit retention is provided for in the capital budget

a. Inform the retained amount

The retained amount proposed for shareholders' resolution is BRL 18,876,105.09 (eighteen million, eight hundred and seventy-six thousand, one hundred and five reais and nine cents), which will be used to support the proposed capital budget.

b. Provide a copy of the capital budget

A copy of the capital budget can be found in EXHIBIT I.

16. If there is allocation of income to the tax incentive reserve

a. Inform the amount allocated to the reserve

There is no allocation of income to tax incentive reserves.

b. Explain the nature of the destination

There is no allocation of income to tax incentive reserves.

EXHIBIT I

MANAGEMENT PROPOSAL FOR 2019 CAPITAL BUDGET

Pursuant to paragraph 2 of Article 196 of Law 6,404/76, we submit it to you for deliberation the capital budget of Linx S.A. for the fiscal year of 2019, in the amount of BRL 18,876,105.09 (eighteen million, eight hundred and seventy-six thousand, one hundred and five reais and nine cents), as detailed below:

Use of proceeds	Amount (BRL)
Infrastructure investments	2,671,146.95
R&D innovation investments	4,273,835.11
Acquisitions	11,931,123.03

1.      Investments in software development and represent Management's estimate of the amounts to be spent on new projects and updating current systems.

The sources of financing for the capital budget of Linx S.A. for the fiscal year 2020 will be:

Resource source	Amount (BRL)
Profit reserve	18,876,105.09

ANNEX X – MANAGEMENT REMUNERATION - ITEMS 13.1 TO 13.16 OF THE REFERENCE FORM OF LINX S.A., IN ACCORDANCE WITH ICVM 481/09.

13.1 - Description of the Remuneration Policy or Practice, Including the Non-Statutory Board

a.        purposes of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval and, if the issuer discloses this policy, websites at the world wide web where documents can be found:

The Company does not have a compensation policy formally approved, but it adopts compensation practices considered adequate and that are in line with market practices in general. Additionally, the Company has a permanent People Committee (formerly called Compensation Committee), whose assignments are described in item 12.1 of this Reference Form.

Among the purposes that govern the Company’s compensation practice, the following can be highlighted:

•          Reward members of the Company’s Management in a competitive way compared to its competitors;

•          Align the interests of the Company's Management Members with the Shareholders;

•          Stimulate the pursuit of high performance, through meritocracy; and

•          Attract, retain, and engage high-performance professionals whose personal values are in line with the Company’s culture.

The Company adopts as a reference to guide its total compensation practices, the third quartile of its selected market. To have more consistency in market practice comparisons, the Company implemented the methodology GGS - Global Grading System methodology by Willis Towers Watson, an international Human Resources consulting company hired to describe, evaluate and organize the Company’s positions in salary levels and assemble its compensation table. This methodology uses a mixed approach of job evaluation and ranking, making it possible to establish the relative value of the positions for the Company’s business.

Based on interviews with key executives to understand the Company’s business and strategy, as well as evaluate job descriptions, Willis Towers Watson applied two methodologies, using three steps:

•          business evaluation: turnover, number of employees, diversity of products and services, market complexity;

•          establishing levels: established through a decision tree and managerial careers and individual contribution identified; and

•          job classification/evaluation: functional knowledge, business specialization, leadership, problem-solving, impact of the added value to the business, and interpersonal skills.

b.        breakdown of the compensation, including:

i.          description of compensation elements and the purposes of each one of them:

Board of Directors and Committees

The annual fixed compensation is the basic element of the compensation of the independent members of the Board of Directors and members of the Committees, including a monthly compensation, as the Management’s fee, established according to the individual negotiation, based, among other factors, on the time devoted to the position, skills and professional reputation and the service value in the market of each member, as well as through compensation surveys of the operating segment and peer companies. The independent members of the Board of Directors also participate in the Company’s plans to grant deferred stock options.

Non-independent members of the Board of Directors, including those who participate in Committees, do not receive compensation.

In addition, expenses spent by members of the Board of Directors and Committees, for transportation, accommodation, food, and/or other expenses related to specific meetings attended that support our practices, may be reimbursed after the Board or Committee member presents a proof of the said expense.

Executive Board

The total compensation of the executive officers is defined according to an individual negotiation, based, among other factors, on the time devoted to the position, skills and professional reputation and the service value in the market of each member.

They are also eligible to participate in a short-term incentive plan if meeting financial and operational performance indicators (bonuses) or in a long-term incentive plan (ILP).

In addition, all the Company’s executive officers are eligible to participate in the Company’s share-based compensation plans and deferred stock option plans. The grants are carried out annually, considering the monthly salary earned in the reference year by such a beneficiary. The purpose of the plans is to attract and retain members of the Management and employees of the Company and companies under its direct or indirect control, giving them the opportunity, subject to certain conditions, to become shareholders of the Company, to (i) reward them for their positions and length of service at the Company; (ii) encourage the achievement of the Company’s purposes; (iii) align the interests of the Company’s Management to those of the shareholders; and (iv) encourage their performance and favor the permanence in the Company, considering that their interest in the share capital will allow them to benefit from results to which they have contributed and are reflected in the appreciation of the share price.

Finally, all the Company’s officers receive the following benefits:

•          Health Care;

•          Dental Care

•          Group Life Insurance;

•          Meal Voucher;

•          Food Voucher; and

•          Vehicle designated according to hierarchical level.

Fiscal Council

The members of the Fiscal Council, if and when installed, will have their compensation established by the Shareholders’ Meeting, according to the applicable legislation.

ii.         in relation to the last three fiscal years, the proportion of each element in the total compensation

The tables below show the proportion of each element in the breakdown of the total compensation for the last three fiscal years:

	Expected for the Fiscal Year to end on December 31, 2020
	% in relation to the total compensation
	Fixed Compensation	Variable Compensation	Benefits	Share-Based Compensation	Total
Board of Directors	66.7	0.0	0.0	33.3	100
Statutory Executive Board	34.5	28.9	1.2	35.4	100
Fiscal Council	n/a	n/a	n/a	n/a	n/a

	Fiscal Year Ended on December 31, 2019
	% in relation to the total compensation
	Fixed Compensation	Variable Compensation	Benefits	Share-Based Compensation	Total
Board of Directors	67.9	0.0	0.0	32.1	100
Statutory Executive Board	13.7	9.1	0.6	76.5	100
Fiscal Council	100.0	0.0	0.0	0.0	100

The Company clarifies that in the last three fiscal years and in the current fiscal year, the members of the statutory committees have not received a specific compensation for participating in the respective committees.

	Fiscal Year Ended on December 31, 2018
	% in relation to the total compensation
	Fixed Compensation	Variable Compensation	Benefits	Share-Based Compensation	Total
Board of Directors	75.2	0.0	0.0	24.8	100
Statutory Executive Board	42.4	27.9	0.7	29.1	100
Fiscal Council	100.0	0.0	0.0	0.0	100

	Fiscal Year Ended on December 31, 2017
	% in relation to the total compensation
	Fixed Compensation	Variable Compensation	Benefits	Share-Based Compensation	Total
Board of Directors	75.2	0.0	0.0	24.8	100
Statutory Executive Board	22.0	0.3	17.3	60.4	100
Fiscal Council	n/a	n/a	n/a	n/a	n/a

iii.        methodology for calculating and adjusting each component of the compensation

The maximum global amount to be paid to the Management and members of the fiscal council as compensation is established by the Shareholders’ Meeting, with the maximum global compensation complying with the limits set by Article 152 of the Brazilian Corporation Law.

The total individual compensation of statutory and non-statutory officers is based on market references for positions of similar complexity in a peer company, whose information is obtained through an independent survey. The adjustment index for said compensation is established by the board of directors.

iv.       reasons to explain the compensation’s breakdown

The Company recognizes that different types of compensation are necessary to achieve the purposes proposed in its policy, as described above, with the goal to align the purposes, make the Company competitive in the market and bring a greater balance for the total compensation. Therefore, each of the compensation elements was established to achieve the Company’s goals, as well as to align the interests of its Management and investors, with the short- and long-term results.

v.        existence of non-paid members by the issuer and the reason for this fact:

As provided in the Company’s Bylaws, some members of the Board of Directors who are also members of the executive board, statutory or non-statutory, are entitled only to the compensation received as officers. Some directors who have a relevant shareholding abdicated their remuneration.

c.         key performance indicators that are considered to establish each compensation element:

When establishing the salary, the Company adopts criteria based on market practices, without neglecting its results and the purpose to make its compensation plan attractive when compared to its competitors. The variable elements of the compensation usually reflect the Company’s performance in the period and consider the achievement of the individual targets and goals of the Management and executives, including the goals proposed by the Board of Directors.

d.        how the compensation is structured to reflect the growth of the performance indicators

Compensation policies and practices are developed so that the total compensation is in line with the market, with a good balance between fixed and variable compensation and reflecting the individual and the Company’s results in the short- and long-term, generating value to shareholders. The People Committee is responsible for evaluating and monitoring market practices, as well as proposing possible adjustments due to financial results and the achievement of operational goals, within the program of activities and respective budgets.

e.        how the compensation policy or practice is aligned to the Company’s short-, mid- and long-term interests

The Company’s compensation policy has the purpose of creating a balance in the compensation that allows attracting, retaining, and engaging professionals and rewarding its executives for their performance, contribution, and added value to the business.

The annual bonus policy allows the Company to reward its Management in the short-term, encouraging executives to achieve the proposed goals. Considering that the Company’s executives can become shareholders through stock option plans and deferred stock option plan, this perspective stimulates the Company’s sustainable development in the pursuit for long-term growth and profitability. The union of these elements becomes an important tool to retain members of the Management and executives.

f.         existence of compensation borne by direct or indirect subsidiaries or parent companies

The compensation of the Company’s statutory officers is paid by the subsidiary Linx Sistemas, as shown in item 13.15.

g.        existence of any compensation or benefit linked to a certain corporate event, such as the sale of corporate control

On this date, there is no compensation or benefit linked to a specific corporate event.

h.        practices and procedures adopted by the Board of Directors to define the individual compensation of the board of directors and executive board, indicating:

(i)        the issuer’s bodies and committees that participate in the decision-making process and how they do so

The Shareholders’ Meeting will establish, annually, the Management’s global compensation and the Board of Directors will establish the global and individual compensation of the Officers.

(ii)       criteria and methodology used to establish the individual compensation, stating if studies are used to verify market practices; if so, state the comparison criteria and the scope of these studies

The members of the Board of Directors and the Executive Board will receive a fixed monthly Management fee, defined according to individual negotiation, based, among other factors, on salary surveys of the Company’s operating segment.

(iii)      how often and how the board of directors verifies the compliance with the issuer’s compensation policy

The Board of Directors annually verifies the compliance of our compensation policy, evaluating if the compensation paid by the Company is consistent with the position, responsibilities, and workload of each member, also considering the Company’s financial and economic situation.

13.2    - Total compensation of the board of directors. statutory executive board and fiscal council

Total Compensation Estimated for the Current Fiscal Year (December. 2020) – Yearly Figures
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total Number of Members	5.0	5.8	-	10.8
# Paid Members	2.0	5.8	-	7.8
Annual Fixed Compensation			-
Salary or Management’s Fee	816,000.00	9,092,779.00	-	9,908,779.00
Direct and Indirect Benefits	-	311,589.00	-	311,589.00
Participation in Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of Other Fixed Compensations
Variable Compensation			-
Bonus	0.00	7,608,587.00	-	7,608,587.00
Profit-Sharing	0.00	0.00	0.00	0.00
Meeting Attendance	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of Other Variable Compensation
Post-Employment	0.00	0.00	0.00	0.00
Termination of the Position	0.00	0.00	0.00	0.00
Share-based (including options)	408,000.00	9,331,013.00	-	9,739,013.00
Note	The amounts presented already include amounts received by the Company's subsidiaries.	The amounts presented already include amounts received by the Company's subsidiaries.	The amounts presented already include amounts received by the Company's subsidiaries.	The amounts presented already include amounts received by the Company's subsidiaries
Total Compensation	1,224,000.00	26,343,968.00	-	27,567,968.00

Total Remuneration for the Fiscal Year (December. 2019) – Yearly Figures
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total Number of Members	5.00	5.90	6.00	16.90
# Paid Members	2.00	5.90	3.00	10.90
Annual Fixed Compensation
Salary or Management’s Fee	720,000.00	7.034,288.00	319,200.00	8,073,488.00
Direct and Indirect Benefits	0.00	312,502.00	0.00	312,502.00
Participation in Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of Other Fixed Compensations
Variable Compensation
Bonus	0.00	4,682,510.00	0.00	4,682,510.00
Profit-Sharing	0.00	0.00	0.00	0.00
Meeting Attendance	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of Other Variable Compensation
Post-Employment	0.00	0.00	0.00	0.00
Termination of the Position	0.00	0.00	0.00	0.00
Share-based (including options)	340,000.00	39,162,190.00	0.00	39,502,190.00
Note	The amounts presented already include amounts received by the Company's subsidiaries.	The amounts presented already include amounts received by the Company's subsidiaries.,	The amounts presented already include amounts received by the Company's subsidiaries.
Total Compensation	1,060,000.00	51,191,490.00	319,200.00	52,570,690.00

Total Remuneration for the Fiscal Year (December. 2018) – Yearly Figures
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total Number of Members	5.00	5.70	6.00	16.70
# Paid Members	2.00	5.70	3.00	10.70
Annual Fixed Compensation
Salary or Management’s Fee	680,000.00	6,322,975.00	304,200.00	7,307,175.00
Direct and Indirect Benefits	0.00	103,079.00	0.00	103,079.00
Participation in Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of Other Fixed Compensations
Variable Compensation
Bonus	0.00	4,155,603.00	0.00	4,155,603.00
Profit-Sharing	0.00	0.00	0.00	0.00
Meeting Attendance	0.00	0.00	0.00	0.00
Commissions
Others	0.00	0.00	0.00	0.00
Description of Other Variable Compensation
Post-Employment	0.00	0.00	0.00	0.00
Termination of the Position	0.00	0.00	0.00	0.00
Share-based (including options)	224,000.00	4,339,250.00	0.00	4,563,250.00
Note	The amounts presented already include amounts received by the Company's subsidiaries.

(1) The increase in the number of statutory directors of Linx S, A, refers to the election of Mr., Pedro Holmes Monteiro Moreira at a meeting of the board of directors that took place on 10/16/2017,

(2) The Company pays the INSS on the payroll as a percentage of its revenue (rate of 4.5%). under the law 12,546, Therefore. there is no INSS payment as a percentage of the individual payroll of the Company's executives,

(3) The amounts presented already include amounts received by the Company's subsidiaries.

			The amounts presented already include amounts received by the Company's subsidiaries.
Total Compensation	904,000.00	14,920,907.00	304,200.00	16,129,107.00

Total Remuneration for the Fiscal Year (December. 2017) – Yearly Figures
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total Number of Members	5.00	5.20		10.20
# Paid Members	2.00	5.20		7.20
Annual Fixed Compensation
Salary or Management’s Fee	630,000.00	5,387,850.00		6,017,850.00
Direct and Indirect Benefits	0.00	85,488.00		85,488.00
Participation in Committees	0.00	0.00		0.00
Others	0.00	0.00		0.00
Description of Other Fixed Compensations
Variable Compensation
Bonus	0.00	4,232,319.00		4,232,319.00
Profit-Sharing	0.00	0.00		0.00
Meeting Attendance	0.00	0.00		0.00
Commissions	0.00	0.00		0.00
Others	0.00	0.00		0.00
Description of Other Variable Compensation
Post-Employment	0.00	0.00		0.00
Termination of the Position	0.00	0.00		0.00
Share-based (including options)	208,000.00	14,779,000.00		14,987,000.00
Note	The amounts presented already include amounts received by the Company's subsidiaries.	The amounts presented already include amounts received by the Company's subsidiaries.
Total Compensation	838,000.00	24,484,657.00		25,322,657.00

13.3 - Variable Remuneration of the Board of Directors, Statutory Board and Fiscal Council

Estimated for December 31, 2020	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total Number of Members	5.0	5.8	0.0	10.8
# Paid Members	2.0	5.8	0.0	7.8
Bonus
Minimum Amount Estimated in the Compensation Plan	n/a	n/a	n/a	n/a
Maximum Amount Estimated in the Compensation Plan	n/a	7,608,587.00	n/a	7,608,587.00
Amount Estimated in the Compensation Plan, if the Established Targets are Met (Target)	n/a	7,608,587.00	n/a	7,608,587.00
Profit-Sharing
Minimum Amount Estimated in the Compensation Plan	n/a	n/a	n/a	n/a
Maximum Amount Estimated in the Compensation Plan	n/a	n/a	n/a	n/a
Amount Estimated in the Compensation Plan, if the Established Targets are Met (Target)	n/a	n/a	n/a	n/a

On December 31, 2019	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total Number of Members	5.0	5.9	6.0	16.9
# Paid Members	2.0	5.9	3.0	10.9
Bonus
Minimum Amount Estimated in the Compensation Plan	n/a	n/a	n/a	n/a
Maximum Amount Estimated in the Compensation Plan	n/a	4,682.510.00	n/a	4,682.510.00
Amount Estimated in the Compensation Plan, if the Established Targets are Met (Target)	n/a	4,682.510.00	n/a	4,682.510.00
Profit-Sharing
Minimum Amount Estimated in the Compensation Plan	n/a	n/a	n/a	n/a
Maximum Amount Estimated in the Compensation Plan	n/a	n/a	n/a	n/a
Amount Estimated in the Compensation Plan, if the Established Targets are Met (Target)	n/a	n/a	n/a	n/a

On December 31, 2018	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total Number of Members	5.0	5.9	6.0	16.9
# Paid Members	2.0	5.9	3.0	10.9
Bonus
Minimum Amount Estimated in the Compensation Plan	n/a	n/a	n/a	n/a
Maximum Amount Estimated in the Compensation Plan	n/a	4,155,603.00	n/a	4,155,603.00
Amount Estimated in the Compensation Plan, if the Established Targets are Met (Target)	n/a	4,155,603.00	n/a	4,155,603.00
Amount Effectively Recognized in the Result for the Fiscal Year	n/a	n/a	n/a	n/a
Profit-Sharing
Minimum Amount Estimated in the Compensation Plan	n/a	n/a	n/a	n/a
Maximum Amount Estimated in the Compensation Plan	n/a	n/a	n/a	n/a
Amount Estimated in the Compensation Plan, if the Established Targets are Met (Target)	n/a	n/a	n/a	n/a
Amount Effectively Recognized in the Result for the Fiscal Year	n/a	n/a	n/a	n/a

On December 31, 2017	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total Number of Members	5.0	5.2	n/a	9.00
# Paid Members	2.0	5.2	n/a	6.00
Bonus
Minimum Amount Estimated in the Compensation Plan	n/a	n/a	n/a	n/a
Maximum Amount Estimated in the Compensation Plan	n/a	4,540,500.00	n/a	4,540,500.00
Amount Estimated in the Compensation Plan, if the Established Targets are Met (Target)	n/a	4,540,500.00	n/a	4,540,500.00
Amount Effectively Recognized in the Result for the Fiscal Year	n/a	4,232,319.00	n/a	4,232,319.00
Profit-Sharing
Minimum Amount Estimated in the Compensation Plan	n/a	n/a	n/a	n/a
Maximum Amount Estimated in the Compensation Plan	n/a	n/a	n/a	n/a
Amount Estimated in the Compensation Plan, if the Established Targets are Met (Target)	n/a	n/a	n/a	n/a
Amount Effectively Recognized in the Result for the Fiscal Year	n/a	n/a	n/a	n/a

13.4 - Share-Based Compensation Plan for the Board of Directors and Statutory Board

a.      general terms and conditions

The Company approved its stock option plan, and its deferred stock option plan (“Stock Option Plan”, “Deferred Stock Option Plan” and “Plans”, respectively) at the Extraordinary Shareholders’ Meetings held on December 4, 2012, April 27, 2016, and January 23, 2019. The Plans are managed by the Company’s Board of Directors, supported by the Company’s People Committee, which has extensive powers to take all necessary and appropriate measures to manage the Plans, including (a) creating and applying general rules regarding the stock option and deferred stock option granted according to the Plans and solving doubts regarding the interpretation of the Plans; (b) establishing the targets related to the performance of the Company’s senior executives, to establish objective criteria to appoint the employees and members of the Management who will receive stock options or deferred stock options, according to the respective Plans (“Beneficiaries”); (c) electing the Beneficiaries and authorizing the stock options and deferred stock options granted to them, establishing all conditions for the stock options and deferred stock to be granted, as well as changing such conditions when necessary to adapt the options and actions deferred according to the Law, standard or supervening regulation; and (d) issuing new shares of the Company, within the limit of the authorized capital, or selling treasury shares, to grant the stock options and deferred stock options according to the Plans.

The Board of Directors may approve, within the Plans, annually or at another periodicity or special occasion deemed appropriate, Stock Option Programs and Deferred Stock Option Programs (“Programs”), establishing Participants, the number of Stock Option and/or Deferred Stock Option, the calculation of the strike price, the distribution of Stock Option and/or Deferred Stock Option among the Participants, the term and other specific rules of each Program, subject to the general terms and conditions established in the Plans.

Among the members of the Management and employees of the Company and its subsidiaries, the following are eligible to the Plans

(i) executive officers; (ii) senior managers; or (iii) other employees of the Company, at the discretion of the Board of Directors. In the case of the Deferred Stock Option Plan, the Company’s External Board Members are also eligible.

According to the Plans, the stock option and the deferred stock option are granted through agreements signed between the Company and the Beneficiaries. The agreements must specify, without prejudice to other conditions set by the Board of Directors or People Committee (as the case may be): (a) the number of shares granted; (b) the terms and conditions to acquire the right to exercise the stock option; (c) the deadline to exercise the stock option; and (d) the strike price and payment terms (“Agreement”).

b.     main purposes of the plans

The purpose of the Plans is to attract and retain members of the Management and employees of the Company and companies under its direct or indirect control, giving the members of the Management and employees of the Company the opportunity, subject to certain conditions, to become shareholders of the Company, to (i) reward them for their positions and length of service at the Company or its subsidiaries; (ii) encourage the achievement of the Company’s corporate purposes; (iii) align the interests of the Company’s shareholders with the interests of the members of the Management of the Company or its Subsidiaries; and (iv) encourage their performance and favor the permanence in the Company, considering that their interest in the institution’s share capital will allow them to benefit from results to which they have contributed and are reflected in the appreciation of the share price.

c.      how the plans help achieve these purposes

By enabling the members of the Management and employees of the Company and other companies of the Company and Subsidiaries to become shareholders of the Company, they should feel strongly encouraged to effectively commit to the creation of value and exercise their duties in a way that integrates the interests of the shareholders, the corporate purposes and the Company’s growth plans, thus maximizing its profits. The stock option and deferred stock option granted also encourage the Beneficiaries, by committing their own resources, to pursue the appreciation of the shares, without, however, compromising the growth and future appreciation of the shares, equally relevant given the models adopted. The models adopted should work as effective mechanisms to retain members of the Management and employees, mainly due to the shared appreciation of the Company’s shares.

d.     how the plans fit into the Company’s compensation policy

The Company has a policy that values the individual merit of its employees based on operational and financial targets met and on individual performance. The Plans are tools that encourage good individual performance and commitment to the business targets.

e.      how the plans align the interests of members of the Management and the Company’s interest in the short-, medium- and long-term

The Plans align the interests of the Company and the interests of the members of the Management through benefits according to the performance of the Company’s shares. Through the Plans, the Company seeks to encourage the improvement of the work and the permanence of its executives and employees, focusing on gains through their commitment to long-term results and short-term performance. Furthermore, the Plans have the purpose of making it possible for the Company to obtain and maintain the services of senior executives, offering to these executives, as an additional advantage, the chance to become shareholders of the Company, according to the terms and conditions set forth in the Plans.

f.       maximum number of shares covered

The Plans are limited to a maximum Reference Corporate Dilution of up to 5% (five percent) of the Company’s share capital on the date of approval of each Program. The “Reference Corporate Dilution” corresponds to the percentage represented by the maximum number of shares covered by the Options, deferred stock options and other outstanding rights arising from all the Company’s share-based incentive plans, on the date of approval of each Program, already exercisable or not yet exercisable, by the total number of shares issued by the Company.

g.      maximum number of stock options and deferred stock options to be granted

Each Stock Option and Deferred Stock Option gives to the Beneficiary the right to acquire one common share of the Company. Therefore, the number of rights granted is linked to the dilution limit described in item “f” above.

h.     conditions to acquire the shares

Whenever deemed convenient, the Company’s Board of Directors will establish the Beneficiaries to whom the stock options and deferred stock options will be granted under the Plans, the number of shares that may be acquired with the exercise, the strike price and payment conditions, the exercise’s terms and conditions and any other conditions.

i.       criteria to establish the acquisition or strike price

The price to be paid by the Beneficiary to the Company to exercise each Option must correspond to the weighted average price per financial volume of common shares issued by the Company in B3’s trading sessions in the two (2) months immediately preceding the month of the date of approval of each Program.

In case of distribution of dividends, interest on shareholders’ equity, capital refund or other cash earnings, the Strike Price will be adjusted on the day the share is traded “EX” on the spot market, deducting the net cash earnings from Strike Price, with the settlement made with “EX” securities.

j.       criteria to establish the exercise term

The acquisition of the right to exercise the Options (“Vesting”) will occur after the grace periods of each Program when the Options will become exercisable by the Participant (“Vested Options”). The Vesting of the Options will take place in four annual installments of 25% (twenty-five percent), the first installment as of the first anniversary of the Program’s term and the remaining installments as of the subsequent anniversaries, as indicated in the table below:

Vesting of Options (from the effective date of each Program)	Percentage of Vested Options (in %)
Before the first anniversary	0
As of the first anniversary	25
As of the second anniversary	50
As of the third anniversary	75
As of the fourth anniversary	100

The Vesting rules for the Options may be changed during the term of the Programs, as long as for the benefit of the Participants. The Board of Directors may, at its sole discretion, change the Vesting rules for the Options applicable to each Program, as well as exceptionally waive the grace periods of the Options.

The Vesting rules for the Options may be changed during the term of the Programs, as long as for the benefit of the Beneficiaries.

The full Vesting of Deferred Stock Options granted to Beneficiaries, with the exception of external Board Members, will take place on the fourth (4th) anniversary of the Program’s term. For grants beginning in 2020, the Vesting will be carried out under the same conditions as the Options Program mentioned above. The Beneficiaries will be able to exercise Vested Options during the expiring term of eight (8) years, as of the term of each Program, and the exercise will be done through the delivery of the due Option Exercise Agreement duly completed and signed by the Participant.

k.      settlement method

To exercise of stock options and deferred stock options granted under the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new shares within the authorized capital limit; or (b) sell the shares held in treasury.

l.       restrictions on the transfer of shares

The Stock Options and Deferred Shares granted under the Plan are personal and non-transferable, and the Beneficiary may not, under any circumstances, assign, transfer, or in any way sell them to any third parties, nor the rights and obligations inherent to them. The Beneficiary may not, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant the Option, or even enter into any act or Agreement that results, or may result, in the sale, directly or indirect, onerous or free of charge, of the Shares acquired through the exercise of the Stock Options, in percentage and term to be defined by the Board of Directors when each Program is approved (“Lock-up”).

m.       criteria and events that, when verified, will lead to the suspension, amendment or termination of the Program

The Board of Directors, the People Committee or the Investor Relations Officer (as the case may be) may establish the suspension of the right to exercise the stock options and deferred stock options, whenever verified situations that, under the Law or regulation in force, restrict or prevent the trading of shares by the Beneficiaries.

The Company’s Board of Directors and the companies involved in such operations may, at their discretion, establish, without prejudice to other fair measures: (a) the replacement of the Options for stock options issued by the Company’s successor company, with the appropriate adjustments in the number of Options and the Strike Price; (b) the early Vesting of Stock Options, so that the Stock Options can be exercised by the Participants in a timely manner to allow the inclusion of the Shares resulting from the settlement of the exercise of the Stock Options in the operation in question; and/or (c) the redemption of the Stock Options, upon payment in cash of the amount to which the Participant would be entitled under the Plan if the Stock Options were exercised on the date of redemption. Adjustments made to the Plan will be binding, and Participants who disagree with these adjustments will have the right to waive their Stock Options.

n.       effects of the exit of the member of the Management from the Company's bodies on his/her rights provided for in the share-based compensation plan

n. effects of the exit of the member of the Management from the Company’s bodies on his/her rights provided for in the share-based compensation plan

In case of the Beneficiary’s dismissal due to dismissal, with or without just cause, resignation or removal from office, retirement, permanent disability, or death, the rights granted to him/her according to the Plans may be extinguished or changed, subject to the provisions below.

If, at any time during the term of the Plans, the Beneficiary:

a) in case of resignation or dismissal without just cause, the Participant will have the right to exercise the Vested Options, within the expiring term of 30 (thirty) days, as of the termination date. All Options not yet exercisable (“Unvested Options”) will automatically be extinguished, in full right, regardless of prior notice or indemnity. Any exceptions to this rule must be approved by the Board of Directors.

For the purposes of the share-based compensation plan, the term “Resignation or Dismissal Without Just Cause” means the termination of the Participant’s legal relationship with the Company or its subsidiaries in case of voluntary termination, resignation, replacement or non-reelection as a statutory officer and termination without just cause of the labor agreement.

b) In the case of Dismissal with Just Cause, all Options that have been granted, whether Vested Options or Unvested Options, will automatically be extinguished, in full right, regardless of prior notice or indemnity. Any exceptions to this rule must be approved by the Board of Directors.

c) For the purposes of the share-based compensation plan, the term “Dismissal with Just Cause” means the termination of the legal relationship of the Option holder with Linx Group for just cause, in the cases provided for in the Consolidation of Labor Laws, as per the wording in force at the time, in the case of Beneficiaries who are employees. In the case of Beneficiaries who are statutory officers and not employees, the following cases: (i) negligence of the Participant in the exercise of the duties arising from his/her position as an officer; (ii) criminal conviction related to intentional crimes; (iii) the practice, by the Beneficiaries, of dishonest or fraudulent acts against the Company, its subsidiaries or affiliates; (iv) any act or omission resulting from the Beneficiary’s intent or fault and which is detrimental to the Company’s business, image, or financial situation, provided that the act or omission is duly proven; (v) significant violation of the document that governs the exercise of the position as a statutory officer; (vi) non-compliance with the Bylaws, Code of Ethics and Conduct and other corporate provisions applicable to the Participant, as member of the Management; and (vii) non-compliance with the obligations provided for in the Brazilian Corporation Law, applicable to the officers of publicly held companies, including, but not limited to, the provisions in Articles 153 to 157 of the aforementioned Law. In case of the Participant’s Retirement, all Vested Options may be exercised within the expiring term of thirty (30) days, as of the date of retirement, and all Unvested Options may be exercised within their usual Vesting rules and terms, subject to the condition that the Participant does not work in a competing company and any additional conditions established by the Board of Directors.

For the purposes of the share-based compensation plan, “Retirement” is considered as the end of the legal relationship of the Option holder with the Company due to the effective closure of the Beneficiary’s career and retirement, subject to case-by-case approval by the Board of Directors, at its sole discretion. If the retirement is requested by the Beneficiary, when evaluating the request, the Board of Directors will consider (i) the prior notice of the request, formulated at least six (6) months in advance; (ii) any post-termination professional activity plan of the Beneficiary, which should not include any work in activities competing with those of Linx Group; (iii) other circumstances applicable to the case. The decision of the Board of Directors will be discretionary and unrelated to the rules for retirement for the length of service or age, under rules of the official social security (INSS) or rules of any private plan supplementing the retirement and eventually sponsored by the Company. If found that the Beneficiary is working in activities competing with those of the Company, the Board of Directors may declare, in full right, extinguished, regardless of prior notice or indemnity, all outstanding Unvested Options that have been granted to the Beneficiary.

d) In case of the Participant’s death, all Unvested Options will become exercisable in advance. Vested or Unvested Options will be extended to his/her heirs and successors, by legal succession or by testamentary imposition, and may be exercised in whole or in part by the Beneficiary’s heirs, successors or spouses, for an expiring term of twelve (12) months after the date of death.

e) In case of the Beneficiary’s permanent disability, all Unvested Options will become exercisable in advance. The Beneficiary or his/her legal guardian will have the right to exercise the Vested or Unvested Options within the expiring period of six (6) months, as of the date on which the permanent disability was verified.

Notwithstanding the situations provided for above, the Board of Directors or the People Committee may establish different terms and conditions for each Agreement, without the need to apply any rule of equality or analogy between the Beneficiaries, even if they are in similar or identical situations.

13.5 - Share-Based Compensation

(i) Share-based compensation foreseen for current year (2020)
Statutory Executive Board
Total number of members	4	4	4	4	5	5.7
# Paid Members	4	4	4	4	5	5.7
Stock Options Granted
Grant Date (1)	02/28/2013	02/28/2014	02/27/2015	02/29/2016	02/24/2017	02/28/2018
Number of options granted*	1,602,757	193,425	193,620	256,926	349,129	420,552
Term for the options to be exercisable	08/28/2013	08/28/2014	08/28/2015	08/28/2016	02/28/2017	02/28/2019
Term with restrictions on the transfer of shares	non-transferable	non-transferable	non-transferable	non-transferable	non-transferable	non-transferable
Weighted average strike price
a) Outstanding stock options at the beginning of the fiscal year	n/a	15.16	15.43	13.55	16.77	21.38
b) Options lost during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
c) Options exercised during the fiscal year	n/a	14.29	14.81	13.15	16.99	n/a
d) Options expired during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
Fair value of options on the grant date	6.24	11.28	12.91	15.50	5.34	4.89
Potential dilution if all options granted are exercised	1.0%	0.1%	0.1%	0.2%	0.2%	0.3%

(i) Deferred Stock Options Granted
Grant Date	n/a	n/a	n/a	n/a	02/24/2017	02/28/2018
Number of options granted*	n/a	n/a	n/a	n/a	760,177	132,236
Term for the options to be exercisable	n/a	n/a	n/a	n/a	03/01/2021*	15% on 03/01/2019 15% on 03/01/2020 15% on 03/01/2021 55% on 03/01/2022
Term with restrictions on the transfer of shares	n/a	n/a	n/a	n/a	non-transferable	non-transferable
Weighted average strike price
a) Outstanding stock options at the beginning of the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
b) Options lost during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
c) Options exercised during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
d) Options expired during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
Fair value of options on the grant date	n/a	n/a	n/a	n/a	16.99	21.61
Potential dilution if all options granted are exercised	n/a	n/a	n/a	n/a	0.5%	0.5%

(1) The grant made on 02/28/2013 has been finalized and there are no more options to be exercised.

* 600 thousand Vesting shares on 2/24/2020 and will be conditioned to a lock-up period of 2 (two) years, counted from the date of the vesting period, on 50% of the vesting; and 4 (four) years, counting from the date of the vesting period, over 50% of the remaining vesting.

(i) Board of Directors
Total number of members	9	5	5	5	5	5
# Paid Members	0	0	0	1	2	2
Stock Options Granted
Grant Date (1)	n/a	n/a	n/a	n/a	n/a	n/a
Number of options granted*	n/a	n/a	n/a	n/a	n/a	n/a
Term for the options to be exercisable	n/a	n/a	n/a	n/a	n/a	n/a
Term with restrictions on the transfer of shares	n/a	n/a	n/a	n/a	n/a	n/a
Weighted average strike price	n/a	n/a	n/a	n/a	n/a	n/a
a) Outstanding stock options at the beginning of the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
b) Options lost during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
c) Options exercised during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
d) Options expired during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
Fair value of options on the grant date	n/a	n/a	n/a	n/a	n/a	n/a
Potential dilution if all options granted are exercised	n/a	n/a	n/a	n/a	n/a	n/a

(i) Deferred Stock Options Granted
Grant Date (1)	n/a	n/a	n/a	05/01/2016	05/15/2017	05/07/2018
Number of options granted*	n/a	n/a	n/a	10,446	12,242	10,932
Term for the options to be exercisable	n/a	n/a	n/a	05/01/2017	05/15/2018	05/07/2019
Term with restrictions on the transfer of shares	n/a	n/a	n/a	non-transferable	non-transferable	non-transferable
Weighted average strike price
a) Outstanding stock options at the beginning of the fiscal year	n/a	n/a	n/a	n/a	20.41	n/a
b) Options lost during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
c) Options exercised during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
d) Options expired during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
Fair value of options on the grant date	n/a	n/a	n/a	15.49	19.16	21.40
Potential dilution if all options granted are exercised	n/a	n/a	n/a	0.01%	n/a	n/a

Share-based compensation – fiscal year ended December 31, 2019
Statutory Executive Board
Total number of members	4	4	4	4	5	5.7	5.9	5,8	5,8	5,8	5,8
# Paid Members	4	4	4	4	5	5.7	5.9	5,8	5,8	5,8	5,8
Stock Options Granted
Grant Date (1)	02/28/2013	02/28/2014	02/27/2015	02/29/2016	02/24/2017	02/28/2018	n/a	n/a	n/a	n/a	n/a
Number of options granted*	1,602,757	193,425	193,620	256,926	349,129	420,552	0	n/a	n/a	n/a	n/a
Term for the options to be exercisable	08/28/2013	08/28/2014	08/28/2015	08/28/2016	02/28/2017	02/28/2019	n/a	n/a	n/a	n/a	n/a
Term to exercise the options	n/a	02/28/2022	02/28/2023	02/28/2024	02/28/2025	02/28/2026	n/a	n/a	n/a	n/a	n/a
Term with restrictions on the transfer of shares	non-transferable	non-transferable	non-transferable	non-transferable	non-transferable	non-transferable	n/a	n/a	n/a	n/a	n/a
Weighted average strike price							n/a	n/a	n/a	n/a	n/a
a) Outstanding stock options at the beginning of the fiscal year	n/a	15.16	15.43	13.55	16.77	21.38	n/a	n/a	n/a	n/a	n/a
b) Options lost during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
c) Options exercised during the fiscal year	n/a	14.29	14.81	13.15	16.99	n/a	n/a	n/a	n/a	n/a	n/a
d) Options expired during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Fair value of options on the grant date	6.24	11.28	12.91	15.50	5.34	4.89	n/a	n/a	n/a	n/a	n/a
Potential dilution if all options granted are exercised	1.0%	0.1%	0.1%	0.2%	0.2%	0.3%	n/a	n/a	n/a	n/a	n/a

Deferred Stock Options Granted
Grant Date	n/a	n/a	n/a	n/a	02/24/2017	02/28/2018	02/22/2019	02/22/2019	05/13/2019	10/14/2019	09/12/2019
Number of options granted*	n/a	n/a	n/a	n/a	760,177	132,236	-	183,286	1.050.000	150.000	50.000
Term for the options to be exercisable	n/a	n/a	n/a	n/a	92% on 03/01/2020 8% on 03/01/2021	15% on 03/01/2019 15% on 03/01/2020 15% on 03/01/2021 55% on 03/01/2022	100% on 02/28/2023	100% on 02/28/2023	vesting according to the achievement of the goals designed for each year of the program	vesting according to the achievement of the goals designed for each year of the program vesting according to the achievement of the goals designed for each year of the program. As determined by the board of directors, the EPS CAGR was replaced by the EBITDA CAGR due to significant changes in accounting standards in the period.

Term with restrictions on the transfer of shares	n/a	n/a	n/a	n/a	non-transferable	non-transferable	non-transferable	non-transferable	non-transferable	non-transferable	non-transferable
Weighted average strike price
a) Outstanding stock options at the beginning of the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
b) Options lost during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
c) Options exercised during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
d) Options expired during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Fair value of options on the grant date	n/a	n/a	n/a	n/a	16.99	21.61	28.31	28.65	28.65	28.65	28.65
Potential dilution if all options granted are exercised	n/a	n/a	n/a	n/a	0.5%	0.1%	0.1%	0.1%	0.6%	0.1%	0.0%

Board of Directors
Total number of members	9	5	5	5	5	5	5
# Paid Members	0	0	0	1	2	2	2
Stock Options Granted
Grant Date	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Number of options granted*	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Term for the options to be exercisable	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Term with restrictions on the transfer of shares	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Weighted average strike price	n/a	n/a	n/a	n/a	n/a	n/a	n/a
a) Outstanding stock options at the beginning of the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a	n/a
b) Options lost during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a	n/a
c) Options exercised during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a	n/a
d) Options expired during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Fair value of options on the grant date	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Potential dilution if all options granted are exercised	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Deferred Stock Options Granted
Grant Date	n/a	n/a	n/a	05/01/2016	05/15/2017	05/07/2018	05/13/2019
Number of options granted*	n/a	n/a	n/a	10,446	12,242	10,932	9,900
Term for the options to be exercisable	n/a	n/a	n/a	05/01/2017	05/15/2018	05/07/2019	05/13/2024
Term with restrictions on the transfer of shares	n/a	n/a	n/a	non-transferable	non-transferable	non-transferable	05/13/2024
Weighted average strike price
a) Outstanding stock options at the beginning of the fiscal year	n/a	n/a	n/a	n/a	20.41	n/a	n/a
b) Options lost during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a	n/a
c) Options exercised during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a	n/a
d) Options expired during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Fair value of options on the grant date	n/a	n/a	n/a	15.49	19.16	21.40	n/a
Potential dilution if all options granted are exercised	n/a	n/a	n/a	0.01%	n/a	n/a	n/a

Share-based compensation – fiscal year ended December 31, 2018
Statutory Executive Board
Total number of members	4	4	4	4	5	5.9
# Paid Members	4	4	4	4	5	5.9
Stock Options Granted
Grant Date (1)	02/28/2013	02/28/2014	02/27/2015	02/29/2016	02/24/2017	02/28/2018
Number of options granted*	1,602,757	193,425	193,620	256,926	349,129	420,552
Term for the options to be exercisable	08/28/2013	08/28/2014	08/28/2015	08/28/2016	02/28/2018	02/28/2019
Term with restrictions on the transfer of shares	non-transferable	non-transferable	non-transferable	non-transferable	non-transferable	non-transferable
Weighted average strike price
a) Outstanding stock options at the beginning of the fiscal year	-	14.18	14.44	12.84	16.99	-
b) Options lost during the fiscal year	-	-	-	-	-	-
c) Options exercised during the fiscal year	-	14.29	14.55	12.93	16.99	-
d) Options expired during the fiscal year	-	-	-	-	-	-
Fair value of options on the grant date	6.24	11.28	12.91	15.50	5.34	4.89
Potential dilution if all options granted are exercised	1%	0.1%	0.1%	0.1%	0.2%	0.3%

Deferred Stock Options Granted
Grant Date	n/a	n/a	n/a	n/a	02/24/2017	02/28/2018
Number of options granted*	n/a	n/a	n/a	n/a	760,177	132,236
Term for the options to be exercisable	n/a	n/a	n/a	n/a	92% on 03/01/2020 8% on 03/01/2021	15% on 03/01/2019 15% on 03/01/2020 15% on 03/01/2021 55% on 03/01/2022
Term with restrictions on the transfer of shares	n/a	n/a	n/a	n/a	non-transferable	non-transferable
Weighted average strike price
a) Outstanding stock options at the beginning of the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
b) Options lost during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
c) Options exercised during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
d) Options expired during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
Fair value of options on the grant date	n/a	n/a	n/a	n/a	16.99	21.61
Potential dilution if all options granted are exercised	n/a	n/a	n/a	n/a	0.5%	0.1%

Board of Directors
Total number of members	9	5	5	5	5	5
# Paid Members	0	0	0	1	2	2
Stock Options Granted
Grant Date	n/a	n/a	n/a	n/a	n/a	n/a
Number of options granted*	n/a	n/a	n/a	n/a	n/a	n/a
Term for the options to be exercisable	n/a	n/a	n/a	n/a	n/a	n/a
Term with restrictions on the transfer of shares	n/a	n/a	n/a	n/a	n/a	n/a
Weighted average strike price
a) Outstanding stock options at the beginning of the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
b) Options lost during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
c) Options exercised during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
d) Options expired during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
Fair value of options on the grant date	n/a	n/a	n/a	n/a	n/a	n/a
Potential dilution if all options granted are exercised	n/a	n/a	n/a	n/a	n/a	n/a

Deferred Stock Options Granted
Grant Date	n/a	n/a	n/a	08/01/2016	05/15/2017	n/a
Number of options granted*	n/a	n/a	n/a	10,446	12,242	n/a
Term for the options to be exercisable	n/a	n/a	n/a	05/01/2017	05/01/2018	n/a
Term with restrictions on the transfer of shares	n/a	n/a	n/a	non-transferable	non-transferable	n/a
Weighted average strike price						n/a
a) Outstanding stock options at the beginning of the fiscal year	n/a	n/a	n/a	15.93	n/a	n/a
b) Options lost during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
c) Options exercised during the fiscal year	n/a	n/a	n/a	15.93	n/a	n/a
d) Options expired during the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
Fair value of options on the grant date	n/a	n/a	n/a	15.93	19.28	n/a
Potential dilution if all options granted are exercised	n/a	n/a	n/a	0.01%	n/a	n/a

Share-based compensation – fiscal year ended December 31, 2017
Statutory Executive Board
Total number of members	4	4	4	4	5
# Paid Members	4	4	4	4	5
Stock Options Granted
Grant Date (1)	02/28/2013	02/28/2014	02/27/2015	02/29/2016	02/24/2017
Number of options granted*	1,602,757	193,425	193,620	256,926	349,129
Term for the options to be exercisable	08/28/2013	08/28/2014	08/28/2015	08/28/2016	02/28/2018
Term with restrictions on the transfer of shares	non-transferable	non-transferable	non-transferable	non-transferable	non-transferable
Weighted average strike price
a) Outstanding stock options at the beginning of the fiscal year	7.19	13.09	14.75	13.14	-
b) Options lost during the fiscal year	-	-	-	-	-
c) Options exercised during the fiscal year	7.23	13.18	14.84	13.22	-
d) Options expired during the fiscal year	-	-	-	-	-
Fair value of options on the grant date	6.24	11.28	12.91	15.50	5.34
Potential dilution if all options granted are exercised	1%	0.1%	0.1%	0.2%	0.2%

Deferred Stock Options Granted
Grant Date	n/a	n/a	n/a	n/a	02/24/2017
Number of options granted*	n/a	n/a	n/a	n/a	760,177
Term for the options to be exercisable	n/a	n/a	n/a	n/a	92% on 03/01/2020 8% on 03/01/2021
Term with restrictions on the transfer of shares	n/a	n/a	n/a	n/a	non-transferable
Weighted average strike price
a) Outstanding stock options at the beginning of the fiscal year	n/a	n/a	n/a	n/a	n/a
b) Options lost during the fiscal year	n/a	n/a	n/a	n/a	n/a
c) Options exercised during the fiscal year	n/a	n/a	n/a	n/a	n/a
d) Options expired during the fiscal year	n/a	n/a	n/a	n/a	n/a
Fair value of options on the grant date	n/a	n/a	n/a	n/a	16.99
Potential dilution if all options granted are exercised	n/a	n/a	n/a	n/a	0.5%

Board of Directors
Total number of members	4	4	4	4	5
# Paid Members	4	4	4	4	5
Stock Options Granted
Grant Date	n/a	n/a	n/a	n/a	n/a
Number of options granted*	n/a	n/a	n/a	n/a	n/a
Term for the options to be exercisable	n/a	n/a	n/a	n/a	n/a
Term with restrictions on the transfer of shares	n/a	n/a	n/a	n/a	n/a
Weighted average strike price
a) Outstanding stock options at the beginning of the fiscal year	n/a	n/a	n/a	n/a	n/a
b) Options lost during the fiscal year	n/a	n/a	n/a	n/a	n/a
c) Options exercised during the fiscal year	n/a	n/a	n/a	n/a	n/a
d) Options expired during the fiscal year	n/a	n/a	n/a	n/a	n/a
Fair value of options on the grant date	n/a	n/a	n/a	n/a	n/a
Potential dilution if all options granted are exercised	n/a	n/a	n/a	n/a	n/a

Deferred Stock Options Granted
Grant Date	n/a	n/a	n/a	05/01/2016	n/a
Number of options granted*	n/a	n/a	n/a	10,446	n/a
Term for the options to be exercisable	n/a	n/a	n/a	05/01/2017	n/a
Term with restrictions on the transfer of shares	n/a	n/a	n/a	non-transferable	n/a
Weighted average strike price
a) Outstanding stock options at the beginning of the fiscal year	n/a	n/a	n/a	n/a	n/a
b) Options lost during the fiscal year	n/a	n/a	n/a	n/a	n/a
c) Options exercised during the fiscal year	n/a	n/a	n/a	n/a	n/a
d) Options expired during the fiscal year	n/a	n/a	n/a	n/a	n/a
Fair value of options on the grant date	n/a	n/a	n/a	15.93	n/a
Potential dilution if all options granted are exercised	n/a	n/a	n/a	0.01%	n/a

13.6 - Open Options

Share-based compensation – fiscal year ended December 31, 2019
Statutory Executive Board - # of members	4	4	5	5	5.9	5.8	5.8	5.8	5.8
Statutory Executive Board - # of paid members	4	4	5	5	5.9	5.8	5.8	5.8	5.8
Options
Grant Date	02/28/2014	02/28/2015	02/28/2016	02/24/2017	02/28/2018
a. Regarding options not yet exercisable
(i) number of options	35,937	89,883	186,351	349,129	420,552
(ii) date when options became exercisable	12.5% on 02/28/2018	12.5% on 02/28/2018 12.5% on 02/28/2018 12.5% on 02/28/2019	12.5% on 02/28/2018 12.5% on 02/28/2018 12.5% on 02/28/2019 12.5% on 08/28/2019 12.5% on 02/28/2020	12.5% on 02/28/2018 12.5% on 02/28/2019 12.5% on 02/28/2020	25% on 03/01/2019 25% on 03/01/2020 25% on 03/01/2021 25% on 03/01/2022			.
(iii) maximum term to exercise the options	02/28/2022	02/28/2023	02/28/2024	02/28/2025	02/28/2026	03/01/2027	05/13/2027	02/27/2025	05/13/2027
(iv) term with restrictions on the transfer of shares	non-transferable	non-transferable	non-transferable	non-transferable	non-transferable	non-transferable	non-transferable	non- transferable	non-transferable
(v) weighted average strike price (R$/share)	15.16	15.43	13.55	16.77	21.38	n/a	n/a	n/a	n/a
(vi) fair value of the stock options on the last day of the fiscal year (R$/share)	14.29	14.81	13.15	16.99	n/a	n/a	n/a	n/a	n/a
b. Regarding options still exercisable
(i) number of stock options	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(ii) maximum term to exercise the stock options	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(iii) term with restrictions on the transfer of stock options	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(iv) weighted average exercise price (R$/shares)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(v) fair value of stock options in the last fiscal year (R$/shares)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Deferred Stock Option
Grant Date	n/a	n/a	n/a	02/24/2017	02/28/2018	01/22/2019	05/13/2019	10/14/2019	09/12/2019

c. Regarding deferred stock options not yet exercisable
(i) number of shares	n/a	n/a	n/a	760,177	132,236	20,000	1,050,000	150,000	50,000
(ii) date when options became exercisable	n/a	n/a	n/a	03/01/2021*	03/01/2022	03/01/2023	vesting according to the achievement of the goals designed for each year of the program, until Dec/2023 subject to business growth.	vesting according to the achievement of the goals designed for each year of the program, until Dec/2023 subject to business growth.

Vesting on 02/24/2020 and will be conditioned to a lock-up period of 2 (two) years, counted from the date of the vesting period, on 50% of the vesting; and 4 (four) years, counting from the date of the vesting period, over 50% of the remaining vesting.

(iii) maximum term to exercise the deferred stock options	n/a	n/a	n/a	03/01/2025*	03/01/2026	03/01/2027	05/13/2027	05/13/2027	02/24/2025
(iv) term with restrictions on the transfer of shares	n/a	n/a	n/a	non-transferable	non-transferable	non-transferable	non-transferable	non-transferable	non-transferable
(v) weighted average strike price (R$/share)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(vi) fair value of the deferred stock options on the last day of the fiscal year (R$/share)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
d. Regarding deferred stock option still exercisable
(i) number of shares	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(ii) maximum term to exercise the deferred stock options	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(iii) term with restrictions on the transfer of shares	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(iv) weighted average exercise price (R$/shares)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(v) Fair Value of the Deferred Stock Option on the last day of the fiscal year (R$/share)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

   *600 thousand Vesting shares on 2/24/2020 and will be conditioned to a lock-up period of 2 (two) years, counted from the date of the vesting period, on 50% of the vesting; and 4 (four) years, counting from the date of the vesting period, over 50% of the remaining vesting.

Board of directors – # of members	5	5	5	5	5	5	5	n/a	n/a
Board of directors – # of paid members	0	1	2	2	2	2	2	n/a	n/a
Options
Grant Date	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
c, Regarding options not yet exercisable	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(i) number of options	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(ii) date when options became exercisable	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(iii) maximum term to exercise the options	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(iv) term with restrictions on the transfer of shares	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(v) weighted average strike price (R$/share)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(vi) fair value of the stock options on the last day of the fiscal year (R$/share)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
d. Regarding options still exercisable
(i) number of stock options	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(ii) maximum term to exercise the stock options	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(iii) term with restrictions on the transfer of stock options	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(iv) weighted average exercise price (R$/shares)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(v) fair value of stock options in the last fiscal year (R$/shares)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Deferred Stock Options
Grant Date	n/a	n/a	05/01/2016	05/15/2017	05/07/2018	05/13/2019	n/a	n/a	n/a
c. Regarding deferred stock options not yet exercisable
(i) number of shares	n/a	n/a	n/a	12,242	10,932	9,900	n/a	n/a	n/a
(ii) date when options became exercisable	n/a	n/a	n/a	05/01/2018	05/07/2019	05/13/2020	n/a	n/a	n/a
(iii) maximum term to exercise the deferred stock options	n/a	n/a	05/01/2022	05/01/2022	05/07/2024	05/13/2024	n/a	n/a	n/a
(iv) term with restrictions on the transfer of shares	n/a	n/a	non-transferable	non-transferable	non-transferable	non-transferable	n/a	n/a	n/a
(v) weighted average strike price (R$/share)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(vi) fair value of the deferred stock options on the last day of the fiscal year (R$/share)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
d. Regarding deferred stock option still exercisable
(i) number of shares	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(ii) maximum term to exercise the deferred stock options	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(iii) term with restrictions on the transfer of shares	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(iv) weighted average exercise price (R$/shares)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(v) Fair Value of the Deferred Stock Option on the last day of the fiscal year (R$/share)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

13.7 - Exercised Options And Shares Delivered

Stock Options and Deferred Stock Options Exercised - Fiscal year ended December 31, 2019
Grant Date	02/28/2013	02/28/2014	02/28/2015	02/28/2016	02/24/2017	02/28/20018	10/31/2019
Statutory Executive Board - # of members	4	4	4	5	5	5.9	5.7
c. Regarding stock options exercised
(i) number of shares	1,682,694	190,440	149,865	199,734	n/a	n/a	186,387
(ii) average price weighted by the fiscal year	n/a	15.16	15.43	13.55	16.77	21.38	15.13
(iii) total difference between the strike price and the market price of the shares related to the stock options exercised	n/a	3.23	2.95	4.84	1.62	n/a	n/a
d. Regarding the shares delivered:
(i) number of shares	n/a	n/a	n/a	n/a	n/a	n/a	8,334
(ii) Weighted Average Purchase Price	n/a	n/a	n/a	n/a	n/a	n/a	32.63
(iii) total difference between the acquisition price and the market price of the shares acquired	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Grant Date	n/a	n/a	n/a	05/01/2016	05/15/2017	05/07/2018	05/31/2019
Board of Directors - Number of Members	9	5	5	5	5	5	5
c. Regarding stock options exercised
(i) number of shares	n/a	n/a	n/a	n/a	n/a	n/a	5,466
(ii) average price weighted by the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(iii) total difference between the strike price and the market price of the shares related to the stock options exercised	n/a	n/a	n/a	n/a	n/a	n/a	n/a
d. Regarding the shares delivered:
(i) number of shares	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(ii) Weighted Average Purchase Price	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(iii) total difference between the acquisition price and the market price of the shares acquired	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Stock Options and Deferred Stock Options Exercised - Fiscal year ended December 31, 2018
Grant Date	02/28/2013	02/28/2014	02/28/2015	02/28/2016	02/24/2017	02/28/2018
Statutory Executive Board - # of members	4	4	4	5	5	5.9
c. Regarding stock options exercised
(i) number of shares	1,682,694	190,440	149,865	199,734	n/a	n/a
(ii) average price weighted by the fiscal year	n/a	15.16	15.43	13.55	16.77	n/a
(iii) total difference between the strike price and the market price of the shares related to the stock options exercised	n/a	3.23	2.95	4.84	1.62	n/a
d. Regarding the shares delivered:
(i) number of shares	n/a	n/a	n/a	n/a	n/a	n/a
(ii) Weighted Average Purchase Price	n/a	n/a	n/a	n/a	n/a	n/a
(iii) total difference between the acquisition price and the market price of the shares acquired	n/a	n/a	n/a	n/a	n/a	n/a

Grant Date	n/a	n/a	n/a	05/01/2016	05/15/2017	05/07/2018
Board of Directors - Number of Members	9	5	5	5	5	5
c. Regarding stock options exercised
(i) number of shares	n/a	n/a	n/a	n/a	n/a	n/a
(ii) average price weighted by the fiscal year	n/a	n/a	n/a	n/a	n/a	n/a
(iii) total difference between the strike price and the market price of the shares related to the stock options exercised	n/a	n/a	n/a	n/a	n/a	n/a
d. Regarding the shares delivered:
(i) number of shares	n/a	n/a	n/a	n/a	n/a	n/a
(ii) Weighted Average Purchase Price	n/a	n/a	n/a	n/a	n/a	n/a
(iii) total difference between the acquisition price and the market price of the shares acquired	n/a	n/a	n/a	n/a	n/a	n/a

Stock Options and Deferred Stock Options Exercised - Fiscal year ended December 31, 2017
Grant Date	02/28/2013	02/28/2014	02/28/2015	02/28/2016	02/28/2017
Statutory Executive Board - # of members	4	4	4	5	5.2
c. Regarding stock options exercised
(i) number of shares	1,682,694	180,264	125,025	93,792	-
(ii) average price weighted by the fiscal year	6.87	14.18	14.44	12.84	16.99
(iii) total difference between the strike price and the market price of the shares related to the stock options exercised	10.67	3.36	3.11	4.71	0.55
d. Regarding the shares delivered:
(i) number of shares	n/a	n/a	n/a	n/a	n/a
(ii) Weighted Average Purchase Price	n/a	n/a	n/a	n/a	n/a
(iii) total difference between the acquisition price and the market price of the shares acquired	n/a	n/a	n/a	n/a	n/a

Grant Date	n/a	n/a	n/a	05/01/2016	05/15/2017
Board of Directors - Number of Members	9	5	5	5	5
c. Regarding stock options exercised
(i) number of shares	n/a	n/a	n/a	n/a	n/a
(ii) average price weighted by the fiscal year	n/a	n/a	n/a	n/a	n/a
(iii) total difference between the strike price and the market price of the shares related to the stock options exercised	n/a	n/a	n/a	n/a	n/a
d. Regarding the shares delivered:
(i) number of shares	n/a	n/a	n/a	n/a	n/a
(ii) Weighted Average Purchase Price	n/a	n/a	n/a	n/a	n/a
(iii) total difference between the acquisition price and the market price of the shares acquired	n/a	n/a	n/a	n/a	n/a

13.8 - Pricing of shares/options

a)           pricing model:

The stock options granted were priced using the Black & Scholes model. As the stock options can be exercised over a four-year period, this amount is recognized over the four years.

b)               data and assumptions adopted in the pricing model, including the weighted average price of shares, strike price, expected volatility, option term, expected dividends, and risk-free interest rate:

The following variables were used to calculate the pricing model for the stock options:

(i)               Share Price: The closing price of the share traded on the date on which the stock option plan was granted, as set by the Company’s Board of Directors.

(ii)             Strike Price: Price established in the agreement, through which the option holder can buy the share. The strike price of the Company’s shares will be based on the weighted average (by volume) of the share prices in the two months before the grant.

(iii)            Risk-Free Rate: Represents the projected risk-free rate at the time of the grant, in this case, the NTN-F interest curve.

(iv)            Dividends: We use an estimated dividend yield of 1.34% p.a., as estimated by the Management on the pricing date of the 1st grant and the 2nd grant of the stock option plan.

(v)             Volatility: Since the Company has a very young listing history to calculate volatility, market peers were used, listed in the US and Brazilian markets.

(vi)            Period: Represents the time that elapses from the approval of the stock option plan to the day on which the option holder exercises the stock option. In this case, given the characteristics of the option, we use four years.

c)               method and assumptions used to incorporate the expected effects of the early exercise:

The grace period (vesting) to exercise the options is 12 months, and the stock options granted will be valid for four years after the grant date. This characteristic was incorporated into the pricing model, using a two-year term as the time in which the option would be exercised.

With that, the following figures were used in the Black & Scholes model.

Since the assumptions for the Black & Scholes model were established when the stock options were granted, that is, before the end of the fiscal year, the dividend yield expected by the Company’s Management was used, based on the expected earnings distribution for the fiscal year.

d)               method to establish the expected volatility:

Considering the adjusted historical volatility of the last 36 months before the grant.

e)               if any other characteristic of the option was incorporated to measure its fair value:

All characteristics used in the measurement were mentioned above.

13.9 - Participations Held by Body

Body	Common Shares	Percentage (in %)	Shares Options
Board of Directors	26,385,492	-	-
Statutory Executive Board	290,030	-	-
Fiscal Council	-	-	-

13.10 - Information on pension plans granted to members of the Board of Directors and Statutory Officers

Not applicable, considering that no pension plan was granted to the members of the Board of Directors and statutory officers.

13.11 - Maximum, Minimum and Average Individual Compensation of the Board of Directors, Statutory Board and Fiscal Council

Annual amounts

	Statutory Executive Board			Board of Directors			Fiscal Council
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2019	December 31, 2018	December 31, 2017
Number of Members	5.75	5.70	5.20	2.00	2.00	5.00	3.00	3.00	-
# Paid Members	5.,75	5.70	5.20	2.00	2.00	2.00	3.00	3.00	-
Highest Compensation (Reais)	5,581,722.00	5,142,380.00	9,770,938.00	530,000.00	452,000.00	419,000.00	106,400.00	101,400.00	-
Lowest Compensation (Reais)	902,693.00	1,168,180.00	3,276,192.00	530,000.00	452,000.00	419,000.00	106,400.00	101,400.00	-
Average Compensation Amount (Reais)	2,415,951.00	2,617,703.00	4,896,923.00	530,000.00	452,000.00	419,000.00	106,400.00	101,400.00	-

Note

Statutory Executive Board
December 31, 2019

The difference between the budgeted amount and the real amount of 2019 is explained by the resignation of Mr. Andelaney Silva, deposition of Mr. Pedro Holmes and the election of Mr. Antonio Ramatis, Mr. Denis Piovezan and Mr. Alexandre Kelemen.

December 31, 2018	The difference between the budgeted amount and the real amount of 2018 is explained by the resignation of Mr. Dennis Herszkowicz in September 2018.
December 31, 2017

To avoid distortions, the officer Pedro Holmes Monteiro Moreira was excluded from the account, as his election occurred in the BoD’s meeting of October 16, 2017. Therefore, his compensation did not cover the entire year of 2017.

Board of Directors
December 31, 2019	The maximum, minimum and average compensations correspond to two paid board members of the Company in the fiscal year.
December 31, 2018	The maximum, minimum and average compensations correspond to two paid board members of the Company in the fiscal year.
December 31, 2017	The maximum, minimum and average compensations correspond to two paid board members of the Company in the fiscal year.

Fiscal Council
December 31, 2019	The maximum, minimum and average compensations correspond to three paid members of the Company’s Fiscal Council in the fiscal year.
December 31, 2018	The maximum, minimum and average compensations correspond to three paid members of the Company’s Fiscal Council in the fiscal year.

13.12 - Remuneration or Compensation Mechanisms for Administrators in the event of dismissal from office or retirement

Not applicable, since there is no compensation or indemnity mechanism for the Company's management in case of removal from office or retirement.

13.13 - Percentage in the Total Remuneration Held by Managers and Members of the Fiscal Council Who Are Parties Related to the Controllers

Fiscal Year Ended on December 31, 2019

Body	Percentage of Related Parties
Board of Directors	n/a
Statutory Executive Board	86%
Fiscal Council	n/a

Fiscal Year Ended on December 31, 2018

Body	Percentage of Related Parties
Board of Directors	n/a
Statutory Executive Board	74%
Fiscal Council	n/a

Fiscal Year Ended on December 31, 2017

Body	Percentage of Related Parties
Board of Directors	n/a
Statutory Executive Board	85%
Fiscal Council	n/a

13.14 - Remuneration of Administrators and Members of the Fiscal Council, grouped by body, received for any reason other than the function they occupy

Foreseen for current year (2020)

Item / Body	Board of Directors	Statutory Executive Board	Fiscal Council
Compensation of the members paid for any reason other than the position they occupy:	n/a	n/a	n/a
Commissions	n/a	n/a	n/a
Consulting/Advisory Services	n/a	n/a	n/a
Others	n/a	n/a	n/a

Fiscal Year Ended on December 31, 2019

Item / Body	Board of Directors	Statutory Executive Board	Fiscal Council
Compensation of the members paid for any reason other than the position they occupy:	n/a	n/a	n/a
Commissions	n/a	n/a	n/a
Consulting/Advisory Services	n/a	n/a	n/a
Others	n/a	n/a	n/a

Fiscal Year Ended on December 31, 2018

Item / Body	Board of Directors	Statutory Executive Board	Fiscal Council
Compensation of the members paid for any reason other than the position they occupy:	n/a	n/a	n/a
Commissions	n/a	n/a	n/a
Consulting/Advisory Services	n/a	n/a	n/a
Others	n/a	n/a	n/a

Fiscal Year Ended on December 31, 2017

Item / Body	Board of Directors	Statutory Executive Board	Fiscal Council
Compensation of the members paid for any reason other than the position they occupy:	343,980	n/a	n/a
Commissions	n/a	n/a	n/a
Consulting/Advisory Services	n/a	n/a	n/a
Others	n/a	n/a	n/a

13.15 - Remuneration of Managers and Members of the Fiscal Council recognized in the result of Controlling Shareholders, Direct or Indirect, of Companies under common control and Subsidiaries of the issuer

Fiscal Year December 31, 2019 – compensation received due to the position held at the issuer	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Direct and indirect controlling shareholders	n/a	n/a	n/a	n/a
Issuer’s subsidiaries	n/a	12,029,300	n/a	12,029,300
Company under common control	n/a	n/a	n/a	n/a

Fiscal Year December 31, 2018 – compensation received due to the position held at the issuer	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Direct and indirect controlling shareholders	n/a	n/a	n/a	n/a
Issuer’s subsidiaries	n/a	10,581,656	n/a	10,581,656
Company under common control	n/a	n/a	n/a	n/a

Fiscal Year December 31, 2017 – compensation received due to the position held at the issuer	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Direct and indirect controlling shareholders	n/a	n/a	n/a	n/a
Issuer’s subsidiaries	n/a	9,705,657	n/a	9,705,657
Company under common control	n/a	n/a	n/a	n/a

13.16 - Other Relevant Information

The Company understands that it doesn’t have other relevant information in addition to the ones presented in item 13.

ANNEX XI - PROPOSAL FOR AMENDMENT OF THE COMPANY'S BYLAWS – DETAILED JUSTIFICATION, LEGAL AND ECONOMIC EFFECTS OF THE PROPOSED AMENDMENT, PURSUANT TO ARTICLE 11 OF CVM INSTRUCTION 481, OF DECEMBER 17, 2009

Current Language of the Company’s Bylaws	New Language Proposed	Justification/ Economic Effects

Article 11: The Shareholders Meeting, called and installed in accordance with the applicable legal provisions and these Bylaws, has the power to decide on all matters of interest to the Company and take all the resolutions deemed appropriate to the defense and development of the meeting.

Paragraph One: The Shareholders Meeting shall preferably be chaired by the Chairman of the Board of Directors or by the Deputy Chairman of the Board of Directors, in their vacancy or temporary impediment, it shall be chaired by any Board Member present and, in the absent of any Board Member, it shall be chaired by any Manager or individual, shareholder or not, appointed in writing by the Chairman of the Board of Directors.

Paragraph Two: The Chairman of the Shareholders Meeting shall appoint up to two (2) Secretaries to compose the chair and act as secretary of the meeting.

Paragraph Three: Resolutions on the amendment or deletion of Article 45 hereof shall be taken by an absolute majority of votes present.

Article 11: The Shareholders Meeting, called and installed in accordance with the applicable legal provisions and these Bylaws, has the power to decide on all matters of interest to the Company and take all the resolutions deemed appropriate to the defense and development of the meeting.

Paragraph One: The Shareholders Meeting shall preferably be chaired by the Chairman of the Board of Directors or by the Deputy Chairman of the Board of Directors, in their vacancy or temporary impediment, it shall be chaired by any Board Member present and, in the absent of any Board Member, it shall be chaired by any Manager or individual, shareholder or not, appointed in writing by the Chairman of the Board of Directors.

Paragraph Two: The Chairman of the Shareholders Meeting shall appoint up to two (2) Secretaries to compose the chair and act as secretary of the meeting.

Paragraph Three: Resolutions on the amendment or deletion of Article 43~~45~~ hereof shall be taken by an absolute majority of votes present.

Amendment of Article 11 of the Company’s Bylaws to amend the reference on paragraph 3. There is no economic effect related to the amendment.

Article 14: The Shareholders Meeting shall be held:

(w)   Annually within the 4 (four) months following the end of the fiscal year, in order to (i) review the accounts of the management, examine, discuss and vote the financial statements; (ii) resolve on the allocation of the net profit of the fiscal year and distribution of dividends; and (iii) elect the members of the Board of Directors and the Fiscal Council, as necessary; and

(x)   Extraordinarily, whenever the interests of the shareholders or the provisions hereof so require.

Article 14: The Shareholders Meeting shall be held:

~~(w)~~ (a)   Annually within the 4 (four) months following the end of the fiscal year, in order to (i) review the accounts of the management, examine, discuss and vote the financial statements; (ii) resolve on the allocation of the net profit of the fiscal year and distribution of dividends; and (iii) elect the members of the Board of Directors and the Fiscal Council, as necessary; and

~~(x)~~ (b) Extraordinarily, whenever the interests of the shareholders or the provisions hereof so require.

Amendment of Article 14 of the Company’s Bylaws to renumber the alphabetical order. There is no economic effect related to the amendment.

Article 16: Notwithstanding the matters provided by law, the matter listed on Section 122, 132 and 136 of the Brazilian Corporations Law and the following matters shall be approved exclusively by the Shareholders Meeting:

(vii) election and removal of members of the Company’s Board of Directors;

(viii) determination of the global annual compensation of the members of the Board of Directors, members the Board of Executive Officers, and members of the Audit Committee and member of the Personnel Committee, as well as members of the Fiscal Council, in on duty, after considering the opinion of the Personnel Committee;

(ix) approval of amendments to the Bylaws;

(x) approval of dissolution, liquidation, merger, spin-of, or amalgamation of the Company or any of its controlled companies or affiliates, or of any company into the Company or its affiliates, except for incorporation of a wholly owned subsidiary of a controlled company by this latter or a controlled company with 80%(eighty percent) or more of the capital owned by the Company or a Company subsidiary by another subsidiary;

(xi) distribution of stock dividends and decision on any stock split or reverse stock split;

(xii)  approval of stock option to purchase or subscribe for shares to its management members and employees, as well as management members and employees of other companies that are directly or indirectly controlled by the Company;

(xiii) decision, in accordance with the management’s proposal, on the allocation of net income and dividend distribution;

(xiv) appointment of the liquidator and the Fiscal Council that shall be on duty during the liquidation period;

(xv) approval of the selection of a specialized firm responsible for preparation of an appraisal report of the Company’s shares, in case of cancellation of the company’s registration as publicly held company, delisting from the Novo Mercado or for the purposes set forth in Article 42 hereof, among the three firms appointed by the Board of Directors; and

(xvi) decision on any matter submitted by the Board of Directors.

Paragraph One: The resolutions and decisions of the Shareholders Meeting will be recorded in minutes drawn up in the relevant corporate book, signed by the chair members and shareholders attending the meeting. Certified or true copies of the minutes shall provided for the legal purposes.

Article 16: Notwithstanding the matters provided by law, the matter listed on Section 122, 132 and 136 of the Brazilian Corporations Law and the following matters shall be approved exclusively by the Shareholders Meeting:

~~(vii)~~ (i) election and removal of members of the Company’s Board of Directors;

~~(viii)~~ (ii) determination of the global annual compensation of the members of the Board of Directors, members the Board of Executive Officers, and members of the Audit Committee and member of the Personnel Committee, as well as members of the Fiscal Council, in on duty, after considering the opinion of the Personnel Committee;

~~(ix)~~ (iii) approval of amendments to the Bylaws;

~~(x)~~ (iv) approval of dissolution, liquidation, merger, spin-of, or amalgamation of the Company or any of its controlled companies or affiliates, or of any company into the Company or its affiliates, except for incorporation of a wholly owned subsidiary of a controlled company by this latter or a controlled company with 80%(eighty percent) or more of the capital owned by the Company or a Company subsidiary by another subsidiary;

~~(xi)~~ (v) distribution of stock dividends and decision on any stock split or reverse stock split;

~~(xii)~~ (vi) approval of stock option to purchase or subscribe for shares to its management members and employees, as well as management members and employees of other companies that are directly or indirectly controlled by the Company;

~~(xiii)~~ (vii) decision, in accordance with the management’s proposal, on the allocation of net income and dividend distribution;

~~(xiv)~~ (viii) appointment of the liquidator and the Fiscal Council that shall be on duty during the liquidation period;

~~(xv~~) (ix) approval of the selection of a specialized firm responsible for preparation of an appraisal report of the Company’s shares, in case of cancellation of the company’s registration as publicly held company, delisting from the Novo Mercado or for the purposes set forth in Article 43 ~~42~~ hereof, among the three firms appointed by the Board of Directors; and

~~(xvi)~~ (x) decision on any matter submitted by the Board of Directors.

Paragraph One: The resolutions and decisions of the Shareholders Meeting will be recorded in minutes drawn up in the relevant corporate book, signed by the chair members and shareholders attending the meeting. Certified or true copies of the minutes shall provided for the legal purposes.

Amendment of Article 16 of the Company’s Bylaws to renumber the article subparagraphs and to amend the reference on subsection new (ix), oldest (xv).

There is no economic effect related to the amendment.

Article 24: The Board of Directors, in addition to the duties established by Law, shall:

(xvii) set the general direction of the Company business;

(xviii) elect and remove the Executive Officers of the Company;

(xix) assign to each Executive Officer its relevant duties, including appointing the Investor Relations Officer, subject to the provisions hereof;

(xx)  approve the convening of the Shareholders Meeting, when deemed appropriate or in the case of Section 132 of the Brazilian Corporations Law;

(xxi) supervise the management actions of Executive Officers, examining, at any time, the books and documents of the Company and requesting information on agreements executed or to be executed and any other acts;

(xxii) appoint and remove the Company’s independent auditors, the Audit Committee members and members of the Personnel Committee, fill vacancies in such bodies due to death, resignation or removal and approve the internal regulations of each body, as applicable;

(xxiii) call the independent auditors, the Audit Committee members and members of the Personnel Committee to provide clarifications deemed necessary on any matter;

(xxiv) assess the Management Report and the accounts of the Board of Executive Officers and approved its submission to the Shareholders Meeting;

(xxv) approve annual and multi-annual consolidated budgets of the Company, its controlled companies and affiliates, any strategic plans, expansion projects and investment programs of the Company, as well as monitor their implementation;

(xxvi) submit to the Shareholders Meeting proposals of amendments to the Bylaws;

(xxvii) submit to the Shareholders Meeting proposal of dissolution, merger, spin-of or amalgamation of the Company or its controlled companies or affiliates, and amalgamation by the Company or its controlled companies or affiliates, of other companies;

(xxviii) manifest on incorporation of a wholly owned subsidiary of a controlled company by this latter or a subsidiary with 80%(eighty percent) or more of the capital owned by the Company or by the controlled company by other subsidiary;

(xxix) manifest about any subject to be submit to General Meeting;

(xxx)  authorize the issuance of shares of the Company, within the limits authorized in Article 5 of these Bylaws, establishing the issuance conditions, including price and payment-in term, and it may also exclude preemptive rights or reduce the period for its exercise in any issuance of shares, subscription warrants and convertible debentures, which placement is made by selling on the stock exchange or by public subscription or public offering for acquisition of control, as provided by Law;

(xxxi) resolve on the acquisition by the Company of its own shares for holding in treasury and/or subsequent cancellation or sale;

(xxxii) decide on the issuance of subscription warrants, as provided in Article 6 hereof;

(xxxiii) grant options to purchase or subscribe shares to its management members and employees, as well as management members and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights to shareholders pursuant to plans approved by the Shareholders Meeting after considering the opinion of the Personnel Committee;

(xxxiv) establish the amount of profit sharing of the Executive Officers of the Company, subject to the restrictions under in Section 152 of the Brazilian Corporations Law and may decide not to assign them any sharing, after considering the opinion of the Personnel Committee;

(xxxv) submit to the Shareholders Meeting proposal of allocation of the net income;

(xxxvi) distribute among the Executive Officers, on an individual basis, portion of global annual compensation of Executive Officers fixed by the Shareholders Meeting, after considering the opinion of the Personnel Committee;

(xxxvii) authorize, after considering the opinion of the Personnel Committee, the execution, amendment or termination of any agreement between the Company and any Executive Officer who contemplates the payment of amounts, unless such execution, amendment or termination is made in accordance with the compensation policy, duly approved by the Personnel Committee, including the payment of amounts as indemnification, as a result of (i) voluntary or involuntary removal of Executive Officers from office, (ii) change of control, or (iii) any other similar event;

(xxxviii) authorize, after considering the opinion of the Personnel Committee, the execution, amendment or termination of agreements of any nature, including loan agreements with any consultants or employees (except employment agreements), third parties related to them, including companies directly or indirectly controlled by such employees, or any third party related to them;

(xxxiv) approve the issuance of simple debentures, not convertible into shares and without collateral;

(xl) resolve, by delegation of the Shareholders Meetings in the event Company decides to issue debentures, on the time period and conditions of maturity, amortization or redemption, time period and conditions for payment of interest, profit sharing and redemption premium, if any, and the form of subscription or placement, as well as on the debentures types;

(xli) prepare the Company’s internal policy regarding disclosure of information to the market;

(xlii) approve the Company’s vote on any corporate resolution relating to controlled or affiliated companies of the Company;

(xliii) approve the Company’s vote on any corporate resolution concerning subsidiaries or affiliated companies, except for opening, closing or change of address of the branches of the subsidiaries and / or extensions of floorsin the current address of the subsidiaries and the Company headquarters;

(xliv) authorize the acquisition, by any means, by the Company, its controlled companies and affiliates, assets of another company, including controlled companies or affiliates;

(xlv) request information on agreements executed, or to be executed, and any other acts relating to the Company;

(xlvi) define the list of three firms specialized in economic valuation of companies, to prepare the appraisal report of the Company’ shares in case of public offering for the cancellation of the registration of the company or delisting from the Novo Mercado;

(xlvii) approve the engagement of the institution providing service regarding book-entry shares;

(xlviii) provide, in compliance with these Bylaws and the applicable law, for its work agenda and adopt or issue rules for its operation;

(xlix) decide on the payment or crediting of interest on shareholders’ equity in accordance with the applicable Law;

(l)    approve or grant powers to the Board of Executive Officers to approve the issuance of any credit instruments for fundraising, either bonds, notes, commercial papers or other commonly used in the market, resolving also on their conditions of issue and redemption, and, in as defined, require the prior authorization of the Board of Directors for the validity of the act;

(li)     authorize the acquisition, disposal or encumbrance of any real property of the Company, except as approved in the Company’s consolidated annual budgets;

(lii)  approve any sale of assets of the fixed assets valuing more than five percent (5%) of the amount of the subscribed capital unless approved in the Company’s consolidated annual or multi-annual budgets;

(liii)    approve the creation of encumbrances and provision of guarantees or endorsements, unless it is a guarantee of purchase of the good itself or when entering into contracts with customers;

(liv) approve investment in expansion and improvement projects greater than five percent (5%) of the value of the subscribed capital unless approved in the Company’s consolidated annual or multi-annual budgets;

(lv)   contract debts of long or short term valuing more than five percent (5%) of the amount of the subscribed capital;

(lvi)    discuss the assignment or transfer, by any means, to third parties, of intellectual or industrial rights owned by the Company and/or companies directly and/or indirectly controlled by or affiliate of the Company, except for any onerous licensing made by the Company, its controlled companies or affiliates in the ordinary course of business;

(lvii) authorize the granting of loans in favor of any third party;

(lviii) authorize the raising of financial statements and distribution of dividends or interest on shareholders equity in periods equal to or shorter than six (6) months, to the account of profits earned in these financial statements or to the retained earnings account or profit reserves existing in the last annual or semiannual balance sheet, as provided in these Bylaws and the applicable Law;

(lix)  resolve on any matter submitted by the Board of Executive Officers; and

(lx) manifest in favor of or against any tender offer having as object the shares of the Company, through its prior and reasoned opinion, released at least fifteen (15) days in advance of publication of the notice of any tender offer, and such opinion shall address at least (i) the convenience and opportunity of the tender offer on the interest of all shareholders and the liquidity of the securities held by them, (ii) the impact of the tender offer on the interests of the Company, (iii) the strategic plans disclosed by the offering entity in relation to the Company, (iv) the alternatives to the acceptance of the tender offer available in the market (v) other issues that the Board of Directors deems appropriate, as well as information required by rules established by the CVM.

Paragraph One: The Company shall not grant loans or guarantees to the members of its Board of Directors or Executive Officers.

Paragraph Two: Board of Directors meetings will be recorded in minutes drawn up in the relevant corporate book, signed by all members attending the meeting.

Article 24: The Board of Directors, in addition to the duties established by Law, shall:

~~(xvii)~~ (i) set the general direction of the Company business;

~~(xviii)~~ (ii) elect and remove the Executive Officers of the Company;

~~(xix)~~ (iii) assign to each Executive Officer its relevant duties, including appointing the Investor Relations Officer, subject to the provisions hereof;

~~(xx)~~ (iv) approve the convening of the Shareholders Meeting, when deemed appropriate or in the case of Section 132 of the Brazilian Corporations Law;

~~(xxi~~) (v) supervise the management actions of Executive Officers, examining, at any time, the books and documents of the Company and requesting information on agreements executed or to be executed and any other acts;

~~(xxii)~~ (vi) appoint and remove the Company’s independent auditors, the Audit Committee members and members of the Personnel Committee, fill vacancies in such bodies due to death, resignation or removal and approve the internal regulations of each body, as applicable;

~~(xxiii)~~ (vii) call the independent auditors, the Audit Committee members and members of the Personnel Committee to provide clarifications deemed necessary on any matter;

(~~xxiv)~~  (viii) assess the Management Report and the accounts of the Board of Executive Officers and approved its submission to the Shareholders Meeting;

~~(xxv)~~ (ix) approve annual and multi-annual consolidated budgets of the Company, its controlled companies and affiliates, any strategic plans, expansion projects and investment programs of the Company, as well as monitor their implementation;

~~(xxvi)~~ (x) submit to the Shareholders Meeting proposals of amendments to the Bylaws;

~~(xxvii)~~ (xi) submit to the Shareholders Meeting proposal of dissolution, merger, spin-of or amalgamation of the Company or its controlled companies or affiliates, and amalgamation by the Company or its controlled companies or affiliates, of other companies;

~~(xxviii)~~ (xii) manifest on incorporation of a wholly owned subsidiary of a controlled company by this latter or a subsidiary with 80% (eighty percent) or more of the capital owned by the Company or by the controlled company by other subsidiary;

~~(xxix)~~ (xiii) manifest about any subject to be submit to General Meeting;

~~(xxx)~~  (xiv) authorize the issuance of shares of the Company, within the limits authorized in Article 5 of these Bylaws, establishing the issuance conditions, including price and payment-in term, and it may also exclude preemptive rights or reduce the period for its exercise in any issuance of shares, subscription warrants and convertible debentures, which placement is made by selling on the stock exchange or by public subscription or public offering for acquisition of control, as provided by Law;

~~(xxxi)~~ (xv) resolve on the acquisition by the Company of its own shares for holding in treasury and/or subsequent cancellation or sale;

~~(xxxii)~~ (xvi) decide on the issuance of subscription warrants, as provided in Article 6 hereof;

~~(xxxiii)~~ (xvii) grant options to purchase or subscribe shares to its management members and employees, as well as management members and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights to shareholders pursuant to plans approved by the Shareholders Meeting after considering the opinion of the Personnel Committee;

~~(xxxiv)~~ (xviii) establish the amount of profit sharing of the Executive Officers of the Company, subject to the restrictions under in Section 152 of the Brazilian Corporations Law and may decide not to assign them any sharing, after considering the opinion of the Personnel Committee;

~~(xxxv)~~ (xix) submit to the Shareholders Meeting proposal of allocation of the net income;

~~(xxxvi)~~ (xx) distribute among the Executive Officers, on an individual basis, portion of global annual compensation of Executive Officers fixed by the Shareholders Meeting, after considering the opinion of the Personnel Committee;

~~(xxxvii)~~ (xxi) authorize, after considering the opinion of the Personnel Committee, the execution, amendment or termination of any agreement between the Company and any Executive Officer who contemplates the payment of amounts, unless such execution, amendment or termination is made in accordance with the compensation policy, duly approved by the Personnel Committee, including the payment of amounts as indemnification, as a result of (i) voluntary or involuntary removal of Executive Officers from office, (ii) change of control, or (iii) any other similar event;

~~(xxxviii)~~ (xxii) authorize, after considering the opinion of the Personnel Committee, the execution, amendment or termination of agreements of any nature, including loan agreements with any consultants or employees (except employment agreements), third parties related to them, including companies directly or indirectly controlled by such employees, or any third party related to them;

~~(xxxiv)~~ (xxxiii) approve the issuance of simple debentures, not convertible into shares and without collateral;

~~(xl)~~ (xxiv) resolve, by delegation of the Shareholders Meetings in the event Company decides to issue debentures, on the time period and conditions of maturity, amortization or redemption, time period and conditions for payment of interest, profit sharing and redemption premium, if any, and the form of subscription or placement, as well as on the debentures types;

~~(xli)~~ (xxv) prepare the Company’s internal policy regarding disclosure of information to the market;

~~(xlii)~~ (xxvi) approve the Company’s vote on any corporate resolution relating to controlled or affiliated companies of the Company;

~~(xliii)~~ (xxvii) approve the Company’s vote on any corporate resolution concerning subsidiaries or affiliated companies, except for opening, closing or change of address of the branches of the subsidiaries and / or extensions of floorsin the current address of the subsidiaries and the Company headquarters;

~~(xliv)~~ (xxviii) authorize the acquisition, by any means, by the Company, its controlled companies and affiliates, assets of another company, including controlled companies or affiliates;

~~(xlv)~~ (xxix) request information on agreements executed, or to be executed, and any other acts relating to the Company;

~~(xlvi)~~ (xxx) define the list of three firms specialized in economic valuation of companies, to prepare the appraisal report of the Company’ shares in case of public offering for the cancellation of the registration of the company or delisting from the Novo Mercado;

~~(xlvii)~~ (xxxi) approve the engagement of the institution providing service regarding book-entry shares;

~~(xlviii)~~ (xxxii) provide, in compliance with these Bylaws and the applicable law, for its work agenda and adopt or issue rules for its operation;

~~(xlix)~~ (xxxiii) decide on the payment or crediting of interest on shareholders’ equity in accordance with the applicable Law;

~~(l)~~    (xxxiv) approve or grant powers to the Board of Executive Officers to approve the issuance of any credit instruments for fundraising, either bonds, notes, commercial papers or other commonly used in the market, resolving also on their conditions of issue and redemption, and, in as defined, require the prior authorization of the Board of Directors for the validity of the act;

~~(li)~~ (xxxv) authorize the acquisition, disposal or encumbrance of any real property of the Company, except as approved in the Company’s consolidated annual budgets;

~~(lii)~~  (xxxvi) approve any sale of assets of the fixed assets valuing more than five percent (5%) of the amount of the subscribed capital unless approved in the Company’s consolidated annual or multi-annual budgets;

~~(liii)~~ (xxxvii) approve the creation of encumbrances and provision of guarantees or endorsements, unless it is a guarantee of purchase of the good itself or when entering into contracts with customers;

~~(liv)~~ (xxxviii) approve investment in expansion and improvement projects greater than five percent (5%) of the value of the subscribed capital unless approved in the Company’s consolidated annual or multi-annual budgets;

~~(lv)~~   (xxxix) contract debts of long or short term valuing more than five percent (5%) of the amount of the subscribed capital;

~~(lvi)~~    (xl) discuss the assignment or transfer, by any means, to third parties, of intellectual or industrial rights owned by the Company and/or companies directly and/or indirectly controlled by or affiliate of the Company, except for any onerous licensing made by the Company, its controlled companies or affiliates in the ordinary course of business;

~~(lvii)~~ (xli) authorize the granting of loans in favor of any third party;

~~(lviii)~~ (xlii) authorize the raising of financial statements and distribution of dividends or interest on shareholders equity in periods equal to or shorter than six (6) months, to the account of profits earned in these financial statements or to the retained earnings account or profit reserves existing in the last annual or semiannual balance sheet, as provided in these Bylaws and the applicable Law;

~~(lix)~~  (xliii) resolve on any matter submitted by the Board of Executive Officers; and

~~(lx)~~ (xliv) manifest in favor of or against any tender offer having as object the shares of the Company, through its prior and reasoned opinion, released at least fifteen (15) days in advance of publication of the notice of any tender offer, and such opinion shall address at least (i) the convenience and opportunity of the tender offer on the interest of all shareholders and the liquidity of the securities held by them, (ii) the impact of the tender offer on the interests of the Company, (iii) the strategic plans disclosed by the offering entity in relation to the Company, (iv) the alternatives to the acceptance of the tender offer available in the market (v) other issues that the Board of Directors deems appropriate, as well as information required by rules established by the CVM.

Paragraph One: The Company shall not grant loans or guarantees to the members of its Board of Directors or Executive Officers.

Paragraph Two: Board of Directors meetings will be recorded in minutes drawn up in the relevant corporate book, signed by all members attending the meeting.

Amendment of Article 24 of the Company’s Bylaws to renumber the article subparagraphs. There is no economic effect related to the amendment.

Article 25: The Personnel Committee will consist of up to four (4) members elected by the Board of Directors, who shall serve for two (2) fiscal years. The Personnel Committee shall meet whenever necessary and shall perform advisory functions in accordance with its internal regulations and assist the Board of Directors to analyze the appointment requirements for appointment of Board members,  to set the terms of compensation and other benefits and payments to be received in any capacity, from the Company, by members of the Board of Executive Officers and Directors. The Committee shall propose to the Board of Directors policies and guidelines for the compensation of members of the Board of Executive Officers and Directors of the Company, based on performance goals established by the Board of Directors.

Paragraph One: Upon appointment of the members of the Personnel Committee, one of them shall be appointed as its coordinator.

Paragraph Two: The Personnel Committee will report directly to the Board of Directors of the Company.

Paragraph Three: The Board of Directors shall establish, in Internal Rules, the functioning rules for the Personnel Committee.

Paragraph Four: As pursuant to Article 23 (vi) hereof, the Company’s Board of Directors shall have the exclusive responsibility to appoint and remove from office members of the Personnel Committee.

Paragraph Five: The Personnel Committee shall:

(xviii) submit to the Board of Directors proposal for the distribution of the global annual compensation of the members of the Board of Directors and Board of Executive Officers, based on standards practiced in the software market, as well as monitor the payment of the compensation and, in case the compensation does not follow the standards prevailing in the software market, notify the Board of Directors;

(xix) provide opinion on the granting of options to purchase or subscribe shares to Management members and employees of the Company;

(xx) provide opinion on the participation of Management members and employees in the Company’s profits;

(xxi) provide opinion on the execution, amendment or termination of any agreements between the Company and any Executive Officer who contemplates the payment of amounts due to voluntary or involuntary removal from office of the Executive Officer, change of Control or any other similar event, including payment of amounts as indemnification;

(xxii) provide opinion on the execution, amendment or termination of any agreements of any kind (except employment agreements), including loan agreements with any of the management members and/or shareholders of the Company, third parties related to them, including companies directly or indirectly controlled by such management members and/or shareholders, or any third party related to them; and

(xxiii) provide opinion on the execution, amendment or termination of any agreements of any nature, including loan agreements with any consultants or employees (except employment agreements), third parties related to them, including companies directly or indirectly controlled by such employees, or any third party related to them.

Article 25: The Personnel Committee will consist of up to four (4) members elected by the Board of Directors, who shall serve for two (2) fiscal years. The Personnel Committee shall meet whenever necessary and shall perform advisory functions in accordance with its internal regulations and assist the Board of Directors to analyze the appointment requirements for appointment of Board members,  to set the terms of compensation and other benefits and payments to be received in any capacity, from the Company, by members of the Board of Executive Officers and Directors. The Committee shall propose to the Board of Directors policies and guidelines for the compensation of members of the Board of Executive Officers and Directors of the Company, based on performance goals established by the Board of Directors.

Paragraph One: Upon appointment of the members of the Personnel Committee, one of them shall be appointed as its coordinator.

Paragraph Two: The Personnel Committee will report directly to the Board of Directors of the Company.

Paragraph Three: The Board of Directors shall establish, in Internal Rules, the functioning rules for the Personnel Committee.

Paragraph Four: As pursuant to Article ~~23~~ 24 (vi) hereof, the Company’s Board of Directors shall have the exclusive responsibility to appoint and remove from office members of the Personnel Committee.

Paragraph Five: The Personnel Committee shall:

~~(xviii)~~  (i) submit to the Board of Directors proposal for the distribution of the global annual compensation of the members of the Board of Directors and Board of Executive Officers, based on standards practiced in the software market, as well as monitor the payment of the compensation and, in case the compensation does not follow the standards prevailing in the software market, notify the Board of Directors;

~~(xix)~~   (ii) provide opinion on the granting of options to purchase or subscribe shares to Management members and employees of the Company;

~~(xx)~~    (iii) provide opinion on the participation of Management members and employees in the Company’s profits;

~~(xxi)~~   (iv) provide opinion on the execution, amendment or termination of any agreements between the Company and any Executive Officer who contemplates the payment of amounts due to voluntary or involuntary removal from office of the Executive Officer, change of Control or any other similar event, including payment of amounts as indemnification;

~~(xxii)~~  (v) provide opinion on the execution, amendment or termination of any agreements of any kind (except employment agreements), including loan agreements with any of the management members and/or shareholders of the Company, third parties related to them, including companies directly or indirectly controlled by such management members and/or shareholders, or any third party related to them; and

~~(xxiii)~~     (vi) provide opinion on the execution, amendment or termination of any agreements of any nature, including loan agreements with any consultants or employees (except employment agreements), third parties related to them, including companies directly or indirectly controlled by such employees, or any third party related to them.

Amendment of Article 25 of the Company’s Bylaws to amend the reference on paragraph 4, also to amend the numeration of the subparagraphs on paragraph 5.

There is no economic effect related to the amendment.

Article 26:  The Audit Committee, an advisory body related to the Board of Directors, with operational autonomy and own budget approved by the Board of Directors, shall consist of at least three (3) members, the majority of which shall be independent members of the Company’s Board of Directors and the rest shall be external consultants who are not part of the Company’s Management, and at least one of the members of the Audit Committee shall have recognized experience in matters of corporate accounting.

Paragraph One: Upon appointment of the members of the Audit Committee, one of them shall be appointed as its coordinator. The duties of the Audit Committee coordinator are defined in its internal regulations approved by the Board of Directors.

Paragraph Two: The Audit Committee will report directly to the Board of Directors of the Company and the same member of the Audit Committee can accumulate both positions mentioned in this Article.

Paragraph Three: The Board of Directors shall establish, in Internal Rules, the functioning rules for the Audit Committee.

Paragraph Four: As pursuant to Article 23 (vi) hereof, the Company’s Board of Directors shall have the exclusive responsibility to appoint and remove from office members of the Audit Committee.

Paragraph Five: The Audit Committee shall, among others:

(ix) recommend to the Board of Directors the hiring or replacement of the independent audit firm;

(x)  evaluate, prior to the publication, the quarterly, interim and annual financial statements, including any notes, as well as management reports and independent auditor’s report, as applicable;

(xi) evaluate, besides monitoring the activities, the effectiveness of internal and independent auditors and the Company’s internal control area, including as to the compliance with legal and regulatory requirements applicable to the Company, in addition to the internal regulations, as applicable;

(xii) evaluate compliance by the Company’s management with recommendations made by the independent or internal auditors;

(xiii) evaluate and monitor the Company’s risk exposures;

(xiv) evaluate, monitor and recommend to the Management correction or improvement of Company’s internal policies, including the policy of transactions between related parties;

(xv) have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and policies, including specific procedures for the protection of the provider and the confidentiality of the information;

(xvi) hire, when necessary, independent advisor (lawyers, accountants, consultants and others) in order to assist him in achieving his goals, all in strict obedience of its own budget; and

(xvii) meet with the Fiscal Council, if on duty, and with the Board of Directors, at their request, to discuss the policies, practices and procedures within their respective powers.

Article 26:  The Audit Committee, an advisory body related to the Board of Directors, with operational autonomy and own budget approved by the Board of Directors, shall consist of at least three (3) members, the majority of which shall be independent members of the Company’s Board of Directors and the rest shall be external consultants who are not part of the Company’s Management, and at least one of the members of the Audit Committee shall have recognized experience in matters of corporate accounting.

Paragraph One: Upon appointment of the members of the Audit Committee, one of them shall be appointed as its coordinator. The duties of the Audit Committee coordinator are defined in its internal regulations approved by the Board of Directors.

Paragraph Two: The Audit Committee will report directly to the Board of Directors of the Company and the same member of the Audit Committee can accumulate both positions mentioned in this Article.

Paragraph Three: The Board of Directors shall establish, in Internal Rules, the functioning rules for the Audit Committee.

Paragraph Four: As pursuant to Article ~~23~~ 24 (vi) hereof, the Company’s Board of Directors shall have the exclusive responsibility to appoint and remove from office members of the Audit Committee.

Paragraph Five: The Audit Committee shall, among others:

(ix)          (i) recommend to the Board of Directors the hiring or replacement of the independent audit firm;

(x)         (ii)  evaluate, prior to the publication, the quarterly, interim and annual financial statements, including any notes, as well as management reports and independent auditor’s report, as applicable;

(xi)       (iii)  evaluate, besides monitoring the activities, the effectiveness of internal and independent auditors and the Company’s internal control area, including as to the compliance with legal and regulatory requirements applicable to the Company, in addition to the internal regulations, as applicable;

(xii)      (iv) evaluate compliance by the Company’s management with recommendations made by the independent or internal auditors;

(xiii)     (v)   evaluate and monitor the Company’s risk exposures;

(xiv)    (vi) evaluate, monitor and recommend to the Management correction or improvement of Company’s internal policies, including the policy of transactions between related parties;

(xv)    (vii)  have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and policies, including specific procedures for the protection of the provider and the confidentiality of the information;

(xvi)       (viii) hire, when necessary, independent advisor (lawyers, accountants, consultants and others) in order to assist him in achieving his goals, all in strict obedience of its own budget; and

(xvii)       (ix)  meet with the Fiscal Council, if on duty, and with the Board of Directors, at their request, to discuss the policies, practices and procedures within their respective powers.

Amendment of Article 26 of the Company’s Bylaws to amend the reference on paragraph 4º, also to amend the subparagraphs on paragraph 5. There is no economic effect related to the amendment.

Article 27: The Board of Executive Officers shall be composed of, at least, two (2) members and up to ten (10) members, shareholders or not, resident in the country, one of them being the Chief Executive Officer, one a Vice President of Finance, up to one (1) Vice President of Operations Officers, one a Vice President of  Technology Officer, Research and Development, one a Investor Relations Officer, one a Vice President of Human Resources, Marketing and Facilities Officer  and others without specific designation, all of them elected by the Board of Directors for a one (2) year term of officer, reelection being permitted, and they may serve for an unlimited number of consecutive terms of office. The Executive Officers may be, at any time, removed from office by the Board of Directors.

Paragraph One: The duties and responsibilities of the Executive Officers shall be defined in Article 28 below.

Paragraph Two: The Chief Executive Officer and the Vice-President Officers, at the discretion of the Board of Directors, may hold more than one position of Vice-President Officer or Officer.

Article 27: The Board of Executive Officers shall be composed of, at least, two (2) members and up to ten (10) members, shareholders or not, resident in the country, one of them being the Chief Executive Officer, one a Vice President of Finance, up to ~~one (1)~~ Vice Presidents of Operations Officers, one a Vice President of  Technology Officer, Research and Development, one a Investor Relations Officer, one a Vice President of Human Resources, Marketing and Facilities Officer  and others without specific designation, all of them elected by the Board of Directors for a one (2) year term of officer, reelection being permitted, and they may serve for an unlimited number of consecutive terms of office. The Executive Officers may be, at any time, removed from office by the Board of Directors.

Parágrafo 1º: as funções e atribuições dos Diretores estão definidas no Artigo 28 a seguir.

Paragraph Two: The Chief Executive Officer and the Vice-President Officers, at the discretion of the Board of Directors, may hold more than one position of Vice-President Officer or Officer.

Amendment to Article 27 to amend the material error related to inconsistence in the number of the Directors Vice President of Operations Officers that composed the Board of Directors of the Company.

Considering that, in the terms of the management proposal, published on August 05, 2019, which is available on Company’s website (http://ri.linx.com.br/documentos-arquivados-na-cvm/) and on CVM’s website (www.cvm.com.br), the Management, with the others amendments on this Articles, proposal that the Board of Directors would be composed by three (3) Vice President of Operations Officers, which proposal was approved by majority votes by the Stockholders on Extraordinary General Meeting held by the Company on September 05, 2019, as verified on synthetics and analytical votes as available on Company’s website  (http://ri.linx.com.br/documentos-arquivados-na-cvm/ ) and CVM’s website (www.cvm.com.br ).

Therefore, as result of a typing error, the last version of the Bylaws that was registered, didn’t mentioned the alteration.

There is no economic effect related to the amendment.

Article 28: The Board of Executive Officers has all powers to perform any acts necessary for the operation of the Company and performance of the corporate purposes, no matter how special they are, including to waiver any rights, execute settlements and agreements, pursuant to the legal or corporate provisions. The Board of Executive Officers shall be responsible for administer and manage the Company’s business, in particular to:

(lxvi) comply with and enforce these Bylaws and resolutions of the Board of Directors and Shareholders Meetings;

(lxxvii) submit annually to the Board of Directors, the Management Report and the accounts of the Board of Executive Officers, together with the report of the independent auditors, as well as the proposed allocation of profits earned in the previous year;

(lxxviii) propose to the Board of Directors, annual and multi-annual budgets of the Company, its controlled companies and affiliates, strategic plans, expansion projects and investment programs of the Company;

(lxxix) decide on any matter that is not within the exclusive competence of the Shareholders Meeting or the Board of Directors;

(lxxx) decide on (a) enlargements and reductions of flors in the current address of the headquarters of the Subsidiaries and the Company; and (b) opening, closing or change of address of branches of the Subsidiaries;

(lxxxi) establish the amount of profit sharing of Employees of the Company, and decide wheatear or not distribute them such profit sharing; and

(lxxxii) prepare the annual and semi-annual financial statements for further submission to the Audit Committee and the Board of Directors and, if applicable, statements or balance sheets issued for shorter periods.

Paragraph One: The duties of the Chief Executive Officer, in addition to other duties defined by the Board of Directors are: (i) direct and coordinate the action of the Company's Officers; (ii) direct and coordinate matters related to business planning and performance; (iii) ensure the achievement of the Company's goals, established in accordance with the general guidelines of the Board of Directors; (iv) prepare the Company's management report, to be submitted to the appreciation of the Board of Directors; (v) resolve issues of conflict of interest between the Directors or conflict of competencies between the Boards; (vi) implement the decisions and resolutions of the Board of Directors; (vii) define the implementation of the internal control and corporate risk management guidelines, policies and practices, in conjunction with the Chief Financial Officer; (viii) to direct the area responsible for the verification of compliance with obligations and risk management, preserving the administrative connection with the Company's Chief Financial Officer; and (ix) execution of other activities pertinent to the area of its performance.

Paragraph Two: The duties of the Vice-President of Finance Officer are: (i) to prepare the Company's Financial Statements, following best market practices and current legislation; (ii) define policies, guidelines and rules, regarding their area of activity; (iii) ensure the Company's financial balance and health, establishing controls over investments, equity, income and expenses; (iv) advise on the preparation of annual costing and investment budgets; (v) address matters related to economic, financial, tax, accounting, budgeting, cost and property insurance management and planning; (vi) monitoring the budget of his respective area of expertise; and (vii) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Three: The duties of the Vice Presidents of Operations Officers, regarding the areas under their management, are: (i) to define the commercial policy, based on the Company's guidelines; (ii) manage the Company's commercial and services area; (iii) control the financial results; (iv) define business strategies; (v) manage, with the support of the Company's Human Resources structure, the professional talents under its management; (vi) propose and guide actions that promote the satisfaction of the Company's customers; (vii) promote the integration of companies acquired by the Company and / or its subsidiaries; (viii) budget monitoring; and (ix) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Four: The duties of the Vice President of Technology Officer, as well as other duties defined by the Board of Directors, are: (i) promoting the evolution of the Company's products and services; (ii) be responsible for information security in technologies developed or integrated by the Company; (iii) manage the customer support area; (iv) propose and guide actions that promote the satisfaction of the Company's customers; (v) be responsible for the innovation actions of the Company's products and services; (v) be responsible for corporate information technology structures; (vii) monitoring the budget of their respective area of expertise; and (viii) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Five: The duties of the Vice President of Human Resources, Marketing and Facilities Officer, as well as other duties defined by the Board of Directors, are: (i) to define modern management techniques, as well as to coordinate activities related to: (a) dissemination of corporate culture; (b) attraction, evaluation and retention of talent; (b) internal and external marketing management; (c) corporate offices; (d) building security; and (e) HR operations; (ii) conduct the relations between the Company and the unions; (iii) act in the communication and marketing process aiming at expanding the Company's disclosure, as well as its products and services; (iv) monitoring the budget of his respective area of activity; and (v) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Six: The duties of the Investor Relations Officer, as well as other duties defined by the Board of Directors are: (i) providing information to the investors, the CVM and the stock exchanges and markets in which the Company is registered; (ii) keep the Company's publicly-held registry updated, in compliance with all applicable laws and regulations applicable to publicly-held companies; (iii) represent the Company before regulatory bodies and other financial market institutions; (iv) monitoring the budget of its respective area of activity; and (v) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Seven: The duties of the Vice-Presidents Officers and Officers Without Specific Designation, as well as other duties defined by the Board of Directors, are: (i) to promote the development of the Company's activities, observing its corporate purpose; (ii) coordinate the activities of the Company and its subsidiaries; (iii) perform budgetary management of the Company's areas under its responsibility, including cost management control; (iv) coordinate the performance of its area and specific responsibilities with that of other directors; (v) represent the Company before clients, the press, society and legal, corporate and governmental bodies, safeguarding the interests of the organization and ensuring its image; and (vi) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Article 28: The Board of Executive Officers has all powers to perform any acts necessary for the operation of the Company and performance of the corporate purposes, no matter how special they are, including to waiver any rights, execute settlements and agreements, pursuant to the legal or corporate provisions. The Board of Executive Officers shall be responsible for administer and manage the Company’s business, in particular to:

 ~~(lxxvi)~~ (i) comply with and enforce these Bylaws and resolutions of the Board of Directors and Shareholders Meetings;

~~(lxxvii)~~ (ii) submit annually to the Board of Directors, the Management Report and the accounts of the Board of Executive Officers, together with the report of the independent auditors, as well as the proposed allocation of profits earned in the previous year;

~~(lxxviii~~) (iii) propose to the Board of Directors, annual and multi-annual budgets of the Company, its controlled companies and affiliates, strategic plans, expansion projects and investment programs of the Company;

(~~lxxix~~) (iv) decide on any matter that is not within the exclusive competence of the Shareholders Meeting or the Board of Directors;

(~~lxxx~~) (v) decide on (a) enlargements and reductions of flors in the current address of the headquarters of the Subsidiaries and the Company; and (b) opening, closing or change of address of branches of the Subsidiaries;

(~~lxxxi~~) (vi) establish the amount of profit sharing of Employees of the Company, and decide wheatear or not distribute them such profit sharing; and

~~(lxxxii~~) (vii) prepare the annual and semi-annual financial statements for further submission to the Audit Committee and the Board of Directors and, if applicable, statements or balance sheets issued for shorter periods.

Paragraph One: The duties of the Chief Executive Officer, in addition to other duties defined by the Board of Directors are: (i) direct and coordinate the action of the Company's Officers; (ii) direct and coordinate matters related to business planning and performance; (iii) ensure the achievement of the Company's goals, established in accordance with the general guidelines of the Board of Directors; (iv) prepare the Company's management report, to be submitted to the appreciation of the Board of Directors; (v) resolve issues of conflict of interest between the Directors or conflict of competencies between the Boards; (vi) implement the decisions and resolutions of the Board of Directors; (vii) define the implementation of the internal control and corporate risk management guidelines, policies and practices, in conjunction with the Chief Financial Officer; (viii) to direct the area responsible for the verification of compliance with obligations and risk management, preserving the administrative connection with the Company's Chief Financial Officer; and (ix) execution of other activities pertinent to the area of its performance.

Paragraph Two: The duties of the Vice-President of Finance Officer are: (i) to prepare the Company's Financial Statements, following best market practices and current legislation; (ii) define policies, guidelines and rules, regarding their area of activity; (iii) ensure the Company's financial balance and health, establishing controls over investments, equity, income and expenses; (iv) advise on the preparation of annual costing and investment budgets; (v) address matters related to economic, financial, tax, accounting, budgeting, cost and property insurance management and planning; (vi) monitoring the budget of his respective area of expertise; and (vii) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Three: The duties of the Vice Presidents of Operations Officers, regarding the areas under their management, are: (i) to define the commercial policy, based on the Company's guidelines; (ii) manage the Company's commercial and services area; (iii) control the financial results; (iv) define business strategies; (v) manage, with the support of the Company's Human Resources structure, the professional talents under its management; (vi) propose and guide actions that promote the satisfaction of the Company's customers; (vii) promote the integration of companies acquired by the Company and / or its subsidiaries; (viii) budget monitoring; and (ix) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Four: The duties of the Vice President of Technology Officer, as well as other duties defined by the Board of Directors, are: (i) promoting the evolution of the Company's products and services; (ii) be responsible for information security in technologies developed or integrated by the Company; (iii) manage the customer support area; (iv) propose and guide actions that promote the satisfaction of the Company's customers; (v) be responsible for the innovation actions of the Company's products and services; (v) be responsible for corporate information technology structures; (vii) monitoring the budget of their respective area of expertise; and (viii) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Five: The duties of the Vice President of Human Resources, Marketing and Facilities Officer, as well as other duties defined by the Board of Directors, are: (i) to define modern management techniques, as well as to coordinate activities related to: (a) dissemination of corporate culture; (b) attraction, evaluation and retention of talent; ~~(b)~~ (c) internal and external marketing management; ~~(c)~~ (d) corporate offices; ~~(d)~~ (e) building security; and ~~(e)~~ (f) HR operations; (ii) conduct the relations between the Company and the unions; (iii) act in the communication and marketing process aiming at expanding the Company's disclosure, as well as its products and services; (iv) monitoring the budget of his respective area of activity; and (v) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Six: The duties of the Investor Relations Officer, as well as other duties defined by the Board of Directors are: (i) providing information to the investors, the CVM and the stock exchanges and markets in which the Company is registered; (ii) keep the Company's publicly-held registry updated, in compliance with all applicable laws and regulations applicable to publicly-held companies; (iii) represent the Company before regulatory bodies and other financial market institutions; (iv) monitoring the budget of its respective area of activity; and (v) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Seven: The duties of the Vice-Presidents Officers and Officers Without Specific Designation, as well as other duties defined by the Board of Directors, are: (i) to promote the development of the Company's activities, observing its corporate purpose; (ii) coordinate the activities of the Company and its subsidiaries; (iii) perform budgetary management of the Company's areas under its responsibility, including cost management control; (iv) coordinate the performance of its area and specific responsibilities with that of other directors; (v) represent the Company before clients, the press, society and legal, corporate and governmental bodies, safeguarding the interests of the organization and ensuring its image; and (vi) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Amendment to Article 28 of the Company’s Bylaws to amend the numeration of the subparagraphs and to correct the alphabetic order on paragraph 5. There is no economic effect related to the amendment

Article 37: Shareholders shall be entitled to a mandatory dividend, in each fiscal year, of at least twenty five percent (25%) of the net profit of the fiscal year, decreased or increased by the following:

(a)    amount allocated to the legal reserve; and

(b)   amount intended to form the reserve for contingencies (Article 35 (b) hereof), and reversion of the same reserve made in previous years.

Paragraph One: The payment of the dividend may be limited to the amount of net income of the fiscal year that has been realized, provided that the difference is registered as Reserve of Unrealized Profits.

Paragraph Two: The profits registered as reserve of unrealized profits, when realized and if not absorbed by losses in subsequent years, shall be added to the first dividend declared after realization.

Paragraph Three: The Shareholders Meeting may assign profit sharing to members of the Board of Directors, provided that total amount does not exceed the annual compensation of the management members nor ten percent (10%) of the profits, whichever is the lower, form and legal limits. The Board of Directors shall establish the criteria for the allocation of profit sharing to management members, subject to the limit set by the Shareholders Meeting.

Paragraph Four: The remaining balance of the profits, if any, shall be allocated as determined by the Shareholders Meeting, and any retained profit for the fiscal year by the Company shall be mandatorily accompanied by proposal of capital budget previously approved by the Board of Directors. Should the balance of retained earnings exceed the capital, the Shareholders Meeting shall decide on the application of the excess in the payment or increase of the share capital, or even in the distribution of dividends to shareholders.

Article 37: Shareholders shall be entitled to a mandatory dividend, in each fiscal year, of at least twenty five percent (25%) of the net profit of the fiscal year, decreased or increased by the following:

(a)    amount allocated to the legal reserve; and

(b)   amount intended to form the reserve for contingencies (Article ~~35~~ 36 (b) hereof), and reversion of the same reserve made in previous years.

Paragraph One: The payment of the dividend may be limited to the amount of net income of the fiscal year that has been realized, provided that the difference is registered as Reserve of Unrealized Profits.

Paragraph Two: The profits registered as reserve of unrealized profits, when realized and if not absorbed by losses in subsequent years, shall be added to the first dividend declared after realization.

Paragraph Three: The Shareholders Meeting may assign profit sharing to members of the Board of Directors, provided that total amount does not exceed the annual compensation of the management members nor ten percent (10%) of the profits, whichever is the lower, form and legal limits. The Board of Directors shall establish the criteria for the allocation of profit sharing to management members, subject to the limit set by the Shareholders Meeting.

Paragraph Four: The remaining balance of the profits, if any, shall be allocated as determined by the Shareholders Meeting, and any retained profit for the fiscal year by the Company shall be mandatorily accompanied by proposal of capital budget previously approved by the Board of Directors. Should the balance of retained earnings exceed the capital, the Shareholders Meeting shall decide on the application of the excess in the payment or increase of the share capital, or even in the distribution of dividends to shareholders.

Amendment to Article 37 of the Company’s Bylaws to amend the reference on paragraph b. As a result of the amendment, the reference on paragraph “b” is renumbered to Article 36.

There is no economic effect related to the amendment

Article 38: The Board of Directors is authorized to declare interim dividends on account of retained earnings or profit reserves, calculated on annual or semi-annual financial statements, which shall be considered anticipation of the mandatory dividend referred to in Article 36 hereof.

Paragraph One: The Board of Directors may also determine the preparation of monthly or quarterly balance sheets and declare interim dividends based on the profits so determined, subject to legal limitations, and such interim dividends shall be considered anticipation of the mandatory dividend referred to in Article 36 hereof.

Paragraph Two: The Board of Directors may pay or credit interest on shareholders equity, ad referendum of the Shareholders Meeting that consider the financial statements for the fiscal year in which such interest is paid or credited, at all times in anticipation of the mandatory dividend.

Article 38: The Board of Directors is authorized to declare interim dividends on account of retained earnings or profit reserves, calculated on annual or semi-annual financial statements, which shall be considered anticipation of the mandatory dividend referred to in Article ~~36~~ 37 hereof.

Paragraph One: The Board of Directors may also determine the preparation of monthly or quarterly balance sheets and declare interim dividends based on the profits so determined, subject to legal limitations, and such interim dividends shall be considered anticipation of the mandatory dividend referred to in Article ~~36~~ 37 hereof.

Paragraph Two: The Board of Directors may pay or credit interest on shareholders equity, ad referendum of the Shareholders Meeting that consider the financial statements for the fiscal year in which such interest is paid or credited, at all times in anticipation of the mandatory dividend.

Amendment to Article 38 of the Company’s Bylaws to amend the reference on the main provision of the article and paragraph 1. There is no economic effect related to the amendment

Article 43: Any shareholder or person that acquires or becomes the holder of shares of the Company, in a percentage equal to or greater than twenty five percent (25%) of the total shares issued by the Company shall, within sixty (60) days from the date of acquisition or event that resulted in the ownership of shares in a percentage equal to or greater than twenty five percent (25%) of the total shares issued by the Company, make or request the registration, as the case may be, of a public tender offer of all shares issued by the Company, pursuant to the provisions of the applicable regulations of the CVM, Novo Mercado Listing Rules, other regulations of B3 and the terms of this Article.

Paragraph One: The public tender offer shall be (i) for all shareholders of the Company indistinctly, (ii) through auction to be conducted on the B3, (iii) launched at the price determined according to Paragraph Two of this Article, and (iv) paid in cash, in Brazilian currency, against the acquisition in the public tender offer of the shares issued by the Company.

Paragraph Two: The price for the acquisition of each share of the Company in the public tender offer may not be less than ninety percent (90%) of the highest quotation per unit of the shares issued by the Company on the B3 registered in the period of twenty four (24) months prior to the completion of the tender offer, excluding the three highest values.

Paragraph Three: The conduction of the tender offer referred to in the main provision of this Article shall not prevent other shareholder of the Company or, as the case may be, the Company itself, from promoting a tender offer concurrently, in accordance with the applicable regulations.

Paragraph Four: The person or shareholder shall comply with any requests or requirements of the CVM, based on the laws applicable to the tender offer, by the final deadlines fixed by the applicable regulations.

Paragraph Five: If the person or shareholder does not comply with the obligations under this Article, including as the deadlines stipulated (i) for the registration or the application for registration of the tender offer or (ii) for the fulfillment of any requests or requirements from the CVM, the Board of Directors of the Company shall convene an Extraordinary Shareholders Meeting, at which the shareholder or person shall not be entitled to vote, to resolve on the suspension of the exercise of the rights of the person or shareholder that failed to comply with any obligation under this Article, as provided for in Section 120 of the Brazilian Corporations Law, without prejudice to the person or shareholder’s liability for losses and damages caused to the other shareholders as a result of the breach of his/her/its obligations under this Article.

Paragraph Six: Any person or shareholder acquiring or becoming holder of other shareholding rights, including usufruct or fideicommissum, relating to the shares issued by the Company in a number equal to or exceeding thirty per cent (30%) of all shares issued by the Company, shall also, within no more than sixty (60) days after the date of such acquisition or the event resulting in the vesting of said rights in and to shares in a number equal to or exceeding thirty per cent (30%) of all shares issued by the Company, register or apply for the register of a tender offer, as the case may be, pursuant to the terms of this Article.

Paragraph Seven: The obligations provided for in Section 254-A of Brazilian Corporations Law and Article 42 of these Bylaws, do not release the person or shareholder from complying with his/her/its obligations under this Article, except as provided for in Articles 46 of these Bylaws.

Paragraph Eight: The provisions of this Article do not apply if a person becomes holder of shares issued by the Company in a number exceeding thirty per cent (30%) of all shares issued by the Company as result of (i) legal succession, so long as the shareholder disposes of the exceeding shares within sixty (60) days after the relevant event (ii) merger of another company with and into the Company, (iii) merger of all shares of another company with the Company, or (iv) subscription of shares of the Company in one sole primary issuance which has been approved at a Shareholders Meeting of the Company convened by its Board of Directors and whose proposal of capital increase has determined the fixing of the shares issuance price based on the economic value calculated according to an economic and financial valuation report of the Company issued by a company with proven expertise in valuation of publicly-held companies.

Paragraph Nine:  For the purposes of calculation of the thirty per cent (30%) of all shares issued by the Company described in the main provision of this Article, the involuntary increases in equity interest resulting from cancellation of treasury shares, or reduction of the share capital of the Company with cancellation of shares shall not be calculated.

Paragraph Ten: If the CVM regulation applicable to the tender offer provided for in this Article requires the adoption of a calculation criteria for determination of the price for the acquisition of each share of the Company in the tender offer which results in an acquisition price greater than that determined under Paragraph Two of this Article, the acquisition price calculated under the CVM Regulation shall prevail in the implementation of the tender offer under this Article.

Article 43: Any shareholder or person that acquires or becomes the holder of shares of the Company, in a percentage equal to or greater than twenty five percent (25%) of the total shares issued by the Company shall, within sixty (60) days from the date of acquisition or event that resulted in the ownership of shares in a percentage equal to or greater than twenty five percent (25%) of the total shares issued by the Company, make or request the registration, as the case may be, of a public tender offer of all shares issued by the Company, pursuant to the provisions of the applicable regulations of the CVM, Novo Mercado Listing Rules, other regulations of B3 and the terms of this Article.

Paragraph One: The public tender offer shall be (i) for all shareholders of the Company indistinctly, (ii) through auction to be conducted on the B3, (iii) launched at the price determined according to Paragraph Two of this Article, and (iv) paid in cash, in Brazilian currency, against the acquisition in the public tender offer of the shares issued by the Company.

Paragraph Two: The price for the acquisition of each share of the Company in the public tender offer may not be less than ninety percent (90%) of the highest quotation per unit of the shares issued by the Company on the B3 and NYSE registered in the period of twenty four (24) months prior to the completion of the tender offer, excluding the three highest values, in any case of: (i) the value quotation per unit of the shares issued by the Company will be the last registered at the share’s closing price trading; and (ii) for the purpose of this Article 43,  shall apply the American dollars conversion rate  to Reais (PTAX Sell), as released by Brazilian Central Bank in the closing day of the OPA register to the value of the unit rate of the shares issued by the Company at NYSE throughout the period of twenty-four (24) months.

Paragraph Three: The conduction of the tender offer referred to in the main provision of this Article shall not prevent other shareholder of the Company or, as the case may be, the Company itself, from promoting a tender offer concurrently, in accordance with the applicable regulations.

Paragraph Four: The person or shareholder shall comply with any requests or requirements of the CVM, based on the laws applicable to the tender offer, by the final deadlines fixed by the applicable regulations.

Paragraph Five: If the person or shareholder does not comply with the obligations under this Article, including as the deadlines stipulated (i) for the registration or the application for registration of the tender offer or (ii) for the fulfillment of any requests or requirements from the CVM, the Board of Directors of the Company shall convene an Extraordinary Shareholders Meeting, at which the shareholder or person shall not be entitled to vote, to resolve on the suspension of the exercise of the rights of the person or shareholder that failed to comply with any obligation under this Article, as provided for in Section 120 of the Brazilian Corporations Law, without prejudice to the person or shareholder’s liability for losses and damages caused to the other shareholders as a result of the breach of his/her/its obligations under this Article.

Paragraph Six: Any person or shareholder acquiring or becoming holder of other shareholding rights, including usufruct or fideicommissum, relating to the shares issued by the Company in a number equal to or exceeding thirty per cent (30%) of all shares issued by the Company, shall also, within no more than sixty (60) days after the date of such acquisition or the event resulting in the vesting of said rights in and to shares in a number equal to or exceeding thirty per cent (30%) of all shares issued by the Company, register or apply for the register of a tender offer, as the case may be, pursuant to the terms of this Article.

Paragraph Seven: The obligations provided for in Section 254-A of Brazilian Corporations Law and in the present Article ~~Article 42~~ of these Bylaws, do not release the person or shareholder from complying with his/her/its obligations under this Article.~~, except as provided for in Articles 46 of these Bylaws.~~

Paragraph Eight: The provisions of this Article do not apply if a person becomes holder of shares issued by the Company in a number exceeding thirty per cent (30%) of all shares issued by the Company as result of (i) legal succession, so long as the shareholder disposes of the exceeding shares within sixty (60) days after the relevant event (ii) merger of another company with and into the Company, (iii) merger of all shares of another company with the Company, or (iv) subscription of shares of the Company in one sole primary issuance which has been approved at a Shareholders Meeting of the Company convened by its Board of Directors and whose proposal of capital increase has determined the fixing of the shares issuance price based on the economic value calculated according to an economic and financial valuation report of the Company issued by a company with proven expertise in valuation of publicly-held companies

Paragraph Nine:  For the purposes of calculation of the thirty per cent (30%) of all shares issued by the Company described in the main provision of this Article, the involuntary increases in equity interest resulting from cancellation of treasury shares, or reduction of the share capital of the Company with cancellation of shares shall not be calculated.

Paragraph Ten: If the CVM regulation applicable to the tender offer provided for in this Article requires the adoption of a calculation criteria for determination of the price for the acquisition of each share of the Company in the tender offer which results in an acquisition price greater than that determined under Paragraph Two of this Article, the acquisition price calculated under the CVM Regulation shall prevail in the implementation of the tender offer under this Article.

Amendment to Article 43 of the Company’s bylaws to amend the reference on paragraph 7, also to exclude the mention of the except of the Article 46 of the Bylaws, due to not comply with the current article 46 of the Bylaws.

Furthermore, the amendment in the main provision and paragraph 2 of the Article 43 of the Company’s Bylaws is to adequacy the current rules of NYSE, as result of the Company’s IPO and listing at the New York Stock Exchange (NYSE) on June 25, 2019.

ANEXO XII – DRAFT OF THE CONSOLIDATE COMPANY’S BYLAWS – WITH REVISION MARKS

LINX S.A.

Public Company of Authorized Capital

CNPJ: 06.948.969/0001-75
NIRE: 35.300.316.584

BYLAWS

CHAPTER I
DENOMINATION, PURPOSE, HEAD OFFICE, AND DURATION

Article 1: Linx S.A. (the “Company”) is a publicly held company (sociedade anônima de capital aberto), governed by these Bylaws and by the applicable laws and regulations.

Paragraph One: With the Company’s listing on the special listing segment named Novo Mercado of B3 — Brasil, Bolsa, Balcão (the “B3”), the Company, its shareholders, including controlling shareholders, Management members and members of the Fiscal Council, if on duty, are subject to the provisions of the Novo Mercado Rules of B3 (the “Novo Mercado Listing Rules”).

Paragraph Two: The provisions of Novo Mercado Listing Rules shall prevail over the provisions of these bylaws, in case of injury to the rights of recipients of public offerings provided herein.

Article 2: The Company’s head office and jurisdiction are located in the City of São Paulo, State of São Paulo at Avenida Doutora Ruth Cardoso, nº 7221, Cj. 701, BI. A, sala 1, Edifício Birmann 21, CEP: 05425-902, and the Company may, by resolution of the Board of Executive Officers, open branches, agencies, offices and other establishments, as well as appoint agents and representatives, in any part of the country or abroad.

Article 3: The corporate purpose of the Company is:

(i)          Services related to infrastructure and hardware, data management, monitoring and storage in cloud environment (cloud computing) consulting, advisory services and development of computerized systems (software), exploring third party or proprietary rights of use of computer systems, services of data processing, outsourcing of information technology services and support to accounting and general administrative services, especially those designed for accounting of corporate incentives, such as airline mileage and gifts, hosting and development of websites, developing of activities related to credit cards, gifts, purchase clubs, mileage card and similar, through the capture, transmission, data processing and settlement of transactions resulting from the use of credit and/or debit cards, of Direct Consumer Credit — CDC, purchase, withdraw and other means of payment; accrediting entities or individuals, suppliers of goods and/or service providers for acceptance of credit cards and/or debit card, Direct Consumer Credit — CDC, purchase, withdraw and other means of payment, trade, import and export of equipment, including computers, new and used, peripheral equipment, parts, systems and programs for electronic equipment, equipment leasing, development of personal or commercial computer language courses, marketing of books and magazines, selling general supplies for computers, technical assistance related to its business, consulting services and training courses for personal development; development of complementary activities or related to corporate activities, logistic services, such as, handling and storage of finished products, orders and physical distribution; receipt, checking and handling products (packaging, labeling, ironing, putting on hangers, kits or packs), plus shipping and freight management; logistics advice in general, including review of processes and layout definition, studies and projects of logistics network, geographical location of distribution centers and factories; analysis of equipment implementation and technical feasibility, drawing, design and installation of equipment for handling and storage, training, technical assistance and equipment maintenance; lease (excluding operational leasing) and storage of equipment; lease (excluding operational leasing) and sublease of space for storage of merchandises; participation in other companies (sociedades simples ou empresárias), predominantly involved in non-financial activities, as partner or shareholder; the exercise of franchise activity and rendering of services related to loss prevention, logistics, research, monitoring, consulting, advisory or other services, whether for retail segment, wholesale, distribution, logistics, industry or services, as well as the development, maintenance, assessment, licensing, sub-licensing and systems technical support (software) for the mentioned services;

(ii)         Management of network maintenance services not involving generation, transmission and reception of communication signals, provision of access to world wide web internet, provision of technical assistance services, including leasing of assets and properties, colocation, hosting (with and without lease of assests) and “data centers” (including or not the provision of data processing);

(iii)        Telecommunications services in general, such as transmission of data, images and sounds by any means, including circuits and network services, telephony, for any systems including internet, import and export services for the telecommunication;

(iv)         General administrative services to companies in which it participates;

(v)         Participation in other companies, whether national or foreign companies, as a partner, shareholder or quotaholder; and

(vi)       Representation of other companies, whether national or foreign companies.

Article 4: The Company shall operate for an indefinite period of time.

CHAPTER II
SHARE CAPITAL AND SHARES

Article 5: The Company’ share capital is R$ 645.447.005,42 (six hundred and forty five million, four hundred and forty seven thousand, five reais and forty two cents) divided into 189.408.960 (one hundred and eighty nine million, four hundred and eight thousand, nine hundred and sixty) common shares, registered, book-entry, with no par value.

Paragraph One: The Company is authorized to increase the share capital up to a limit of 70.000.000 (seventy millions) common shares registered, book-entry, with no par value, irrespective of any amendment to these Bylaws, upon resolution of the Board of Directors.

Paragraph Two: The Board of Directors shall set the conditions for the issuing, subscription, form and payment term, the issue price and the form of placement of the shares (public or private) and their distribution in Brazil and/or abroad.

Paragraph Three: The Company’s Board of Directors  may, within the limit of the authorized capital and pursuant to one or more plans approved by the Shareholders Meeting, grant options for purchase of shares to its managers, employees and to any individual that provides services to the Company, or to Companies under its control, as well as to managers and employees of other companies that are controlled by the Company, with no preemptive rights for the existing shareholders.

Article 6: The Board of Directors, at its discretion, may authorize the Company to issue, without any preemptive rights or reducing the term set forth in the Paragraph Four, Section 171 of Law 6,404, of December 15, 1976, as amended (the “Brazilian Corporations Law”), shares, debentures convertible into shares or subscription warrants, which placement is made by sale in stock exchange or by public subscription, or by exchange public offering for acquisition of control, under the legal terms, within the limits of the authorized capital.

Article 7: The Company’ shares are book-entry shares and shall be maintained in deposit accounts, in the name of their holders, at a financial institution authorized by the Brazilian Securities Commission (“CVM”).

Sole Paragraph: Subject to the limits set out by the CVM, the cost of the transfer and registration, as well as the cost for the service regarding the book-entry shares may be charged directly from the shareholder by the depository institution, as defined in the share registration maintenance agreement.

Article 8: The Company’s share capital shall be comprised exclusively of common shares and each common share shall grant the right to one vote in the resolutions of the Shareholders Meetings.

Article 9: A subscriber that fails to pay-in the subscribed shares, in accordance with the terms of the respective subscription bulletin or in accordance with the calls made, shall be in default, by operation of law, under Section 106 and 107 of the Brazilian Corporations Law, subject to the payment of a fine equivalent to 10% (ten percent) of the total subscription price duly adjusted by inflation, plus default interest of 12% (twelve percent) per year and a monetary adjustment of the variation of General Market Price Index (“IGP-M”), as disclosed by the Fundação Getulio Vargas (“FGV”).

Article 10: The Company shall not issue preferred shares and founders’ shares (partes beneficiárias).

CHAPTER III
SHAREHOLDERS MEETINGS

Article 11: The Shareholders Meeting, called and installed in accordance with the applicable legal provisions and these Bylaws, has the power to decide on all matters of interest to the Company and take all the resolutions deemed appropriate to the defense and development of the meeting.

Paragraph One: The Shareholders Meeting shall preferably be chaired by the Chairman of the Board of Directors or by the Deputy Chairman of the Board of Directors, in their vacancy or temporary impediment, it shall be chaired by any Board Member present and, in the absent of any Board Member, it shall be chaired by any Manager or individual, shareholder or not, appointed in writing by the Chairman of the Board of Directors.

Paragraph Two: The Chairman of the Shareholders Meeting shall appoint up to two (2) Secretaries to compose the chair and act as secretary of the meeting.

Paragraph Three: Resolutions on the amendment or deletion of Article 43~~45~~ hereof shall be taken by an absolute majority of votes present.

Article 12: Qualification as shareholder shall be proved upon presentation of the proper documents, as provided by law.

Sole Paragraph: Shareholders may be represented by proxy in Shareholders Meetings, and such proxy shall be grant in accordance with the current law.

Article 13: Except as provided by law or as otherwise provided in shareholders agreement filed at the company’s head offices, the resolutions of the General Meeting shall be taken by majority of votes, blank votes not being considered.

Paragraph One: The exercise of voting rights in cases of condominium, shareholders agreement, usufruct and pledged shares or shares assigned on a fiduciary basis, is subject to specific legal requirements and evidences provided by law.

Paragraph Two: Shareholder with suspended social rights may not participate in the meeting.

Paragraph Three: The shareholder may not vote on resolutions relating to appraisal reports of assets contributed by such shareholder to the share capital and to the approval of its accounts as member of the Company’s management, nor on any other resolution that may benefit such shareholder in a particular manner or that may represent a conflict of interest with the Company.

Article 14: The Shareholders Meeting shall be held:

~~(w)~~  (a)    Annually within the 4 (four) months following the end of the fiscal year, in order to (i) review the accounts of the management, examine, discuss and vote the financial statements; (ii) resolve on the allocation of the net profit of the fiscal year and distribution of dividends; and (iii) elect the members of the Board of Directors and the Fiscal Council, as necessary; and

~~(x)~~ (b)     Extraordinarily, whenever the interests of the shareholders or the provisions hereof       so require.

Article 15: Call notice of the Annual and/or Extraordinary Shareholders Meeting shall be made upon announces and publications of the documents provided by law, under the terms and within the periods provided thereby.

Article 16: Notwithstanding the matters provided by law, the matter listed on Section 122, 132 and 136 of the Brazilian Corporations Law and the following matters shall be approved exclusively by the Shareholders Meeting:

~~(vii)~~         (i)         election and removal of members of the Company’s Board of Directors;

~~(viii)~~        (ii)           determination of the global annual compensation of the members of the Board of Directors, members the Board of Executive Officers, and members of the Audit Committee and member of the Personnel Committee, as well as members of the Fiscal Council, in on duty, after considering the opinion of the Personnel Committee;

~~(ix)~~          (iii)       approval of amendments to the Bylaws;

~~(x)~~           (iv)        approval of dissolution, liquidation, merger, spin-of, or amalgamation of the Company or any of its controlled companies or affiliates, or of any company into the Company or its affiliates, except for incorporation of a wholly owned subsidiary of a controlled company by this latter or a controlled company with 80%(eighty percent) or more of the capital owned by the Company or a Company subsidiary by another subsidiary;

~~(xi)~~          (v)         distribution of stock dividends and decision on any stock split or reverse stock split;

~~(xii)~~         (vi)       approval of stock option to purchase or subscribe for shares to its management members and employees, as well as management members and employees of other companies that are directly or indirectly controlled by the Company;

~~(xiii)~~        (vii)      decision, in accordance with the management’s proposal, on the allocation of net income and dividend distribution;

~~(xiv)~~        (viii)      appointment of the liquidator and the Fiscal Council that shall be on duty during the liquidation period;

~~(xv)~~         (ix)        approval of the selection of a specialized firm responsible for preparation of an appraisal report of the Company’s shares, in case of cancellation of the company’s registration as publicly held company, delisting from the Novo Mercado or for the purposes set forth in Article 42 hereof, among the three firms appointed by the Board of Directors; and

~~(xvi)~~        (x)        decision on any matter submitted by the Board of Directors.

Paragraph One: The resolutions and decisions of the Shareholders Meeting will be recorded in minutes drawn up in the relevant corporate book, signed by the chair members and shareholders attending the meeting. Certified or true copies of the minutes shall provided, for the legal purposes.

CHAPTER IV
MANAGEMENT BODIES

SECTION I
GENERAL PROVISIONS

Article 17: The Company shall be managed by a Board of Directors and by a Board of Executive Officers, as pursuant to the Brazilian Corporations Law and these By-laws.

Paragraph One: The members of the Board of Directors and the Board of Executive Officers shall be invested into their position upon singing of the investiture term drawn up in the Company’s corporate books, they shall not be required to post bond to exercise their position, and shall be subject to the other legal requirements.

Paragraph Two: The members of the Board of Directors and the Board of Executive Officers shall adhere to the Material Act or Fact Disclosure Policy and to the Securities Trading Policy.

Paragraph Three: Management members shall remain in office until the investiture of their successors, unless otherwise resolved by the Shareholders Meeting or by the Board of Directors, as the case may be.

Paragraph Four: The Shareholders Meeting shall determine the total annual compensation for distribution among the Management members and the Board of Directors shall distribute such amount individually, after considering the opinion of the Personnel Committee, pursuant to the terms hereof.

Paragraph Five: Except as provided in these Bylaws, management bodies or technical committees validly meets, on first call, with the presence of a majority of its members and decide by an absolute majority of vote of those members attending the meeting.

Paragraph Six: Prior notice to the meeting as a condition of its validity may be exempted if all members are present. Members of management bodies are considered present it they express their vote by delegation in favor of another member of the relevant board, by prior written vote or written vote transmitted by fax, electronic mail or any other means of communication.

Article 18: Within the limits stated in this Article, the Company may, directly or through any of its subsidiaries, enter into indemnity agreements with the members of its Board of Directors, of any advisory committees, of its Executive Board or of its direct and indirect subsidiaries, and all other employees with management powers in the Company and/or any of its direct or indirect subsidiaries (jointly or separately “Beneficiaries”), in the event of any damage or loss actually suffered by the Beneficiaries as a result of the regular exercise of their duties at the Company, without prejudice to the contracting of a specific insurance contract in favor of such beneficiaries.

Paragraph One: The indemnity agreement may provide for the advance of expenses by the Company to its Beneficiaries, in order to safeguard the defense in judicial and administrative proceedings, arising from acts performed in the regular exercise of their duties in the Company or its direct or indirect subsidiaries, according to the conditions established in the indemnity agreement.

Paragraph Two: The limit value for indemnity provided for in the indemnity agreement shall not exceed the limit provided for the D&O insurance policy hired by the Company, in effect at the time of the indemnity agreement or the value equivalent to USD 50,000.000.00 (fifty million American dollar) or whichever is greater.

Paragraph Three: The indemnity agreement eventually entered into between the Company and the Beneficiaries shall be effective from the moment of its conclusion until five (5) years from the termination of the Beneficiary's contractual relationship with the Company or its direct or indirect subsidiaries.

Paragraph Four: In no event shall the Company indemnify the Beneficiary for indemnities arising from a social action provided for in Article 159 of Law 6,404/76 and for acts performed (i) outside the exercise of its attributions; (ii) in bad faith, willful misconduct, serious guilt or fraud; (iii) in one's own or third parties' interests, to the detriment of the Company's corporate interest; or (iv) that violate the law or the provisions of these By-Laws and the indemnity agreement.

Paragraph Five: The Beneficiary shall be obliged to return to the Company the amounts paid in advance in cases in which, after an irreversible judgement, it is proved that the act performed by the Beneficiary is not subject to indemnification under the terms of the indemnity agreement.

SECTION II
BOARD OF DIRECTORS

Article 19: The Board of Directors shall be composed of, at least, five (5) members, and up to eleven (11) members, all of them elected and removed from office by the Shareholders Meeting, with unified term of office of two (2) years, reelection being permitted.

Paragraph One: Of the members of the Board of Directors, at least two (2) or twenty percent (20%), whichever is greater, shall be Independent Members as defined in the Novo Mercado Listing Rules, being expressly stated as Independent Members in the minutes of the Shareholders Meeting electing them.

Paragraph Two: When, due to the observation of the percentage referred to in Paragraph above, a fractional number of Board members results, the fractional number shall be rounded up to the nearest integer.

Paragraph Three: The member of the Board of Directors shall have a solid reputation, and it may not be elected, unless waived by the Shareholders Meeting, a member who (i) hold position in companies that may be considered competitors of the Company, or (ii) has or represents conflicting interests with the Company. In case of a future impediment factor, as set forth in this Paragraph, the member of the Board of Directors may no longer exercise his/her voting rights.

Paragraph Four: The member of the Board of Directors may not have access to information or attend meetings of the Board of Directors concerning matters on which he/she has or represents a conflict of interests with the Company.

Paragraph Five: In case any shareholder desires to appoint one or more representatives to the Board of Directors that are not yet members according to latest formation of the Board of Directors, such shareholder shall send the Company a written notification five (5) days prior to the date of the Shareholders Meeting that shall elect members of the Board of Directors, stating the name, qualifications and full professional resume of the candidates.

Article 20: The Board of Directors shall have one (1) Chairman and one (1) Deputy Chairman, both elected by majority of votes of those members attending the Shareholders Meeting, provided that the positions of Chairman of the Board of Directors and Chief Executive Officer the Company may not be held by the same person.

Paragraph One: The Deputy Chairman shall act as Chairman in his/her absence or temporary incapacity, regardless of any formality. In the event of absence or temporary incapacity of the Chairman and Deputy Chairman, the duties of the Chairman shall be exercised by another member of the Board of Directors to be appointed by the Chairman or the Deputy Chairman.

Paragraph Two: The Chairman of the Board of Directors shall call and chair the meetings of the Board of Directors. In case of absence or temporary impediments of the Chairman, the Deputy Chairman shall call and chair the meetings of the Board of Directors, regardless of any formality. In case of absence or temporary impediment of the Chairman and the Deputy Chairman, the meetings of the Board of Directors shall be called and chaired by the member of the Board of Directors appointed by the Chairman and the Deputy Chairman.

Paragraph Three: In the resolutions of the Board of Directors, the Chairman of the body shall be entitle to casting vote in case of a tie vote. In the event of absence or temporary incapacity of the Chairman, the Deputy Chairman shall be entitle to casting vote, irrespective of any formality. In the event of absence or temporary incapacity of the Chairman and the Deputy Chairman, any member of the Board of Directors appointed by the Chairman or the Deputy Chairman shall be entitle to casting vote.

Article 21: The Board of Directors shall meet ordinarily, four (4) times per year and, extraordinarily, whenever called by the Chairman or any other member of the Board of Directors. Board meetings may be held by conference call, video conference or by any other means of communication that allows the identification of the member and simultaneous communication with all other persons attending the meeting.

Paragraph One: The calls for the meetings shall be made by written notice delivered to each member of the Board of Directors, at least five (5) business days in advance, in the case of regular meetings, and two (2) business days, in the case of extraordinary meetings, and such notice shall contain the agenda, date, time and place of the meeting.

Paragraph Two: In case there is no quorum for the meeting to be held, the members of the Board of Directors attending the meeting may postpone the meeting and the Chairman of the Board of Directors or any other member of the Board of Directors may call the meeting again, upon prior written notice sent to the members of the Board of Directors. In case the majority of members of the Board of Directors are still not present, the meeting may be installed with the attendance of the majority less one member of the Board of Directors.

Paragraph Three: Regardless of any formality, it shall be considered regular meetings of Board of Directors attended by all of its members.

Paragraph Four: The Chairman of the Board of Directors shall chair the meetings of the Board of Directors.

Article 22: In case of vacancy or temporary incapacity or absence of any member of the Board of Directors and its relevant alternate, the provision of the shareholders agreement and the following provisions shall be applicable:

Paragraph One: In case of vacancy of any member of the Board of Directors and its relevant alternate, the remaining members of the Board of Directors shall appoint a substitute that shall serve until the first Shareholders Meeting and such member, if confirmed by such Shareholders Meeting, shall complete the term of office of the substituted member.

Paragraph Two: In case of temporary incapacity or absence of any member of the Board of Directors and its relevant alternate, the impaired or absent member of the Board of Directors shall appoint, among the other members of the Board of Directors, a representative, and such substitution shall continue during the impairment period, which, if superior to ninety (90) days, shall be deemed a vacancy.

Paragraph Three: In case of vacancy of the Chairman of the Board of Directors, the Deputy Chairman may substitute him/her regardless of any formality. In case of temporary incapacity or absence of the Chairman and the Deputy Chairman, the Chairman or the Deputy Chairman shall appoint a member Board of Directors to substitute them.

Paragraph Four: In cases of temporary incapacity or absence provided for in this Article 21, the representative shall act, including for the effects of voting in meetings of the Board of Directors, for its own account and on behalf of the represented member of the Board of Directors.

Article 23: The Board of Directors may create, besides the Personnel Committee and the Audit Committee, other executive or advisory committees, permanent or not, to assess and provide opinion on any matters, as determined by the Board of Directors, with a view to advice the Board of Directors in its duties. The members of such committees, shareholders or not, shall have specific experience in the areas of competence of the relevant committees, they shall be elected and may have compensation established by the Board of Directors, which compensation shall only be payable to external members.

Article 24: The Board of Directors, in addition to the duties established by Law, shall:

~~(xvii)~~ (i) set the general direction of the Company business;

~~(xviii)~~ (ii) elect and remove the Executive Officers of the Company;

~~(xix)~~ (iii) assign to each Executive Officer its relevant duties, including appointing the Investor Relations Officer, subject to the provisions hereof;

~~(xx)~~ (iv) approve the convening of the Shareholders Meeting, when deemed appropriate or in the case of Section 132 of the Brazilian Corporations Law;

~~(xxi~~) (v) supervise the management actions of Executive Officers, examining, at any time, the books and documents of the Company and requesting information on agreements executed or to be executed and any other acts;

~~(xxii)~~ (vi) appoint and remove the Company’s independent auditors, the Audit Committee members and members of the Personnel Committee, fill vacancies in such bodies due to death, resignation or removal and approve the internal regulations of each body, as applicable;

~~(xxiii)~~ (vii) call the independent auditors, the Audit Committee members and members of the Personnel Committee to provide clarifications deemed necessary on any matter;

(~~xxiv)~~  (viii) assess the Management Report and the accounts of the Board of Executive Officers and approved its submission to the Shareholders Meeting;

~~(xxv)~~ (ix) approve annual and multi-annual consolidated budgets of the Company, its controlled companies and affiliates, any strategic plans, expansion projects and investment programs of the Company, as well as monitor their implementation;

~~(xxvi)~~ (x) submit to the Shareholders Meeting proposals of amendments to the Bylaws;

~~(xxvii)~~ (xi) submit to the Shareholders Meeting proposal of dissolution, merger, spin-of or amalgamation of the Company or its controlled companies or affiliates, and amalgamation by the Company or its controlled companies or affiliates, of other companies;

~~(xxviii)~~ (xii) manifest on incorporation of a wholly owned subsidiary of a controlled company by this latter or a subsidiary with 80% (eighty percent) or more of the capital owned by the Company or by the controlled company by other subsidiary;

~~(xxix)~~ (xiii) manifest about any subject to be submit to General Meeting;

~~(xxx)~~  (xiv) authorize the issuance of shares of the Company, within the limits authorized in Article 5 of these Bylaws, establishing the issuance conditions, including price and payment-in term, and it may also exclude preemptive rights or reduce the period for its exercise in any issuance of shares, subscription warrants and convertible debentures, which placement is made by selling on the stock exchange or by public subscription or public offering for acquisition of control, as provided by Law;

~~(xxxi)~~ (xv) resolve on the acquisition by the Company of its own shares for holding in treasury and/or subsequent cancellation or sale;

~~(xxxii)~~ (xvi) decide on the issuance of subscription warrants, as provided in Article 6 hereof;

~~(xxxiii)~~ (xvii) grant options to purchase or subscribe shares to its management members and employees, as well as management members and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights to shareholders pursuant to plans approved by the Shareholders Meeting after considering the opinion of the Personnel Committee;

~~(xxxiv)~~ (xviii) establish the amount of profit sharing of the Executive Officers of the Company, subject to the restrictions under in Section 152 of the Brazilian Corporations Law and may decide not to assign them any sharing, after considering the opinion of the Personnel Committee;

~~(xxxv)~~ (xix) submit to the Shareholders Meeting proposal of allocation of the net income;

~~(xxxvi)~~ (xx) distribute among the Executive Officers, on an individual basis, portion of global annual compensation of Executive Officers fixed by the Shareholders Meeting, after considering the opinion of the Personnel Committee;

~~(xxxvii)~~ (xxi) authorize, after considering the opinion of the Personnel Committee, the execution, amendment or termination of any agreement between the Company and any Executive Officer who contemplates the payment of amounts, unless such execution, amendment or termination is made in accordance with the compensation policy, duly approved by the Personnel Committee, including the payment of amounts as indemnification, as a result of (i) voluntary or involuntary removal of Executive Officers from office, (ii) change of control, or (iii) any other similar event;

~~(xxxviii)~~ (xxii) authorize, after considering the opinion of the Personnel Committee, the execution, amendment or termination of agreements of any nature, including loan agreements with any consultants or employees (except employment agreements), third parties related to them, including companies directly or indirectly controlled by such employees, or any third party related to them;

~~(xxxiv)~~ (xxxiii) approve the issuance of simple debentures, not convertible into shares and without collateral;

~~(xl)~~ (xxiv) resolve, by delegation of the Shareholders Meetings in the event Company decides to issue debentures, on the time period and conditions of maturity, amortization or redemption, time period and conditions for payment of interest, profit sharing and redemption premium, if any, and the form of subscription or placement, as well as on the debentures types;

~~(xli)~~ (xxv) prepare the Company’s internal policy regarding disclosure of information to the market;

~~(xlii)~~ (xxvi) approve the Company’s vote on any corporate resolution relating to controlled or affiliated companies of the Company;

~~(xliii)~~ (xxvii) approve the Company’s vote on any corporate resolution concerning subsidiaries or affiliated companies, except for opening, closing or change of address of the branches of the subsidiaries and / or extensions of floors in the current address of the subsidiaries and the Company headquarters;

~~(xliv)~~ (xxviii) authorize the acquisition, by any means, by the Company, its controlled companies and affiliates, assets of another company, including controlled companies or affiliates;

~~(xlv)~~ (xxix) request information on agreements executed, or to be executed, and any other acts relating to the Company;

~~(xlvi)~~ (xxx) define the list of three firms specialized in economic valuation of companies, to prepare the appraisal report of the Company’ shares in case of public offering for the cancellation of the registration of the company or delisting from the Novo Mercado;

~~(xlvii)~~ (xxxi) approve the engagement of the institution providing service regarding book-entry shares;

~~(xlviii)~~ (xxxii) provide, in compliance with these Bylaws and the applicable law, for its work agenda and adopt or issue rules for its operation;

~~(xlix)~~ (xxxiii) decide on the payment or crediting of interest on shareholders’ equity in accordance with the applicable Law;

~~(l)~~    (xxxiv) approve or grant powers to the Board of Executive Officers to approve the issuance of any credit instruments for fundraising, either bonds, notes, commercial papers or other commonly used in the market, resolving also on their conditions of issue and redemption, and, in as defined, require the prior authorization of the Board of Directors for the validity of the act;

~~(li)~~ (xxxv) authorize the acquisition, disposal or encumbrance of any real property of the Company, except as approved in the Company’s consolidated annual budgets;

~~(lii)~~  (xxxvi) approve any sale of assets of the fixed assets valuing more than five percent (5%) of the amount of the subscribed capital unless approved in the Company’s consolidated annual or multi-annual budgets;

~~(liii)~~ (xxxvii) approve the creation of encumbrances and provision of guarantees or endorsements, unless it is a guarantee of purchase of the good itself or when entering into contracts with customers;

~~(liv)~~ (xxxviii) approve investment in expansion and improvement projects greater than five percent (5%) of the value of the subscribed capital unless approved in the Company’s consolidated annual or multi-annual budgets;

~~(lv)~~   (xxxix) contract debts of long or short term valuing more than five percent (5%) of the amount of the subscribed capital;

~~(lvi)~~    (xl) discuss the assignment or transfer, by any means, to third parties, of intellectual or industrial rights owned by the Company and/or companies directly and/or indirectly controlled by or affiliate of the Company, except for any onerous licensing made by the Company, its controlled companies or affiliates in the ordinary course of business;

~~(lvii)~~ (xli) authorize the granting of loans in favor of any third party;

~~(lviii)~~ (xlii) authorize the raising of financial statements and distribution of dividends or interest on shareholders equity in periods equal to or shorter than six (6) months, to the account of profits earned in these financial statements or to the retained earnings account or profit reserves existing in the last annual or semiannual balance sheet, as provided in these Bylaws and the applicable Law;

~~(lix)~~  (xliii) resolve on any matter submitted by the Board of Executive Officers; and

~~(lx)~~ (xliv) manifest in favor of or against any tender offer having as object the shares of the Company, through its prior and reasoned opinion, released at least fifteen (15) days in advance of publication of the notice of any tender offer, and such opinion shall address at least (i) the convenience and opportunity of the tender offer on the interest of all shareholders and the liquidity of the securities held by them, (ii) the impact of the tender offer on the interests of the Company, (iii) the strategic plans disclosed by the offering entity in relation to the Company, (iv) the alternatives to the acceptance of the tender offer available in the market (v) other issues that the Board of Directors deems appropriate, as well as information required by rules established by the CVM.

Paragraph One: The Company shall not grant loans or guarantees to the members of its Board of Directors or Executive Officers.

Paragraph Two: Board of Directors meetings will be recorded in minutes drawn up in the relevant corporate book, signed by all members attending the meeting.

Article 25: The Personnel Committee will consist of up to four (4) members elected by the Board of Directors, who shall serve for two (2) fiscal years. The Personnel Committee shall meet whenever necessary and shall perform advisory functions in accordance with its internal regulations and assist the Board of Directors to analyze the appointment requirements for appointment of Board members,  to set the terms of compensation and other benefits and payments to be received in any capacity, from the Company, by members of the Board of Executive Officers and Directors. The Committee shall propose to the Board of Directors policies and guidelines for the compensation of members of the Board of Executive Officers and Directors of the Company, based on performance goals established by the Board of Directors.

Paragraph One: Upon appointment of the members of the Personnel Committee, one of them shall be appointed as its coordinator.

Paragraph Two: The Personnel Committee will report directly to the Board of Directors of the Company.

Paragraph Three: The Board of Directors shall establish, in Internal Rules, the functioning rules for the Personnel Committee.

Paragraph Four: As pursuant to Article 24~~23~~ (vi) hereof, the Company’s Board of Directors shall have the exclusive responsibility to appoint and remove from office members of the Personnel Committee.

Paragraph Five: The Personnel Committee shall:

~~(lxi)~~         (i)          submit to the Board of Directors proposal for the distribution of the global annual compensation of the members of the Board of Directors and Board of Executive Officers, based on standards practiced in the software market, as well as monitor the payment of the compensation and, in case the compensation does not follow the standards prevailing in the software market, notify the Board of Directors;

~~(lxii~~)        (ii)        provide opinion on the granting of options to purchase or subscribe shares to Management members and employees of the Company;

~~(lxiii)~~       (iii)        provide opinion on the participation of Management members and employees in the Company’s profits;

~~(lxiv)~~       (iv)        provide opinion on the execution, amendment or termination of any agreements between the Company and any Executive Officer who contemplates the payment of amounts due to voluntary or involuntary removal from office of the Executive Officer, change of Control or any other similar event, including payment of amounts as indemnification;

~~(lxv)~~        (v)         provide opinion on the execution, amendment or termination of any agreements of any kind (except employment agreements), including loan agreements with any of the management members and/or shareholders of the Company, third parties related to them, including companies directly or indirectly controlled by such management members and/or shareholders, or any third party related to them; and

~~(lxvi)~~       (vi)        provide opinion on the execution, amendment or termination of any agreements of any nature, including loan agreements with any consultants or employees (except employment agreements), third parties related to them, including companies directly or indirectly controlled by such employees, or any third party related to them.

Article 26: The Audit Committee, an advisory body related to the Board of Directors, with operational autonomy and own budget approved by the Board of Directors, shall consist of at least three (3) members, the majority of which shall be independent members of the Company’s Board of Directors and the rest shall be external consultants who are not part of the Company’s Management, and at least one of the members of the Audit Committee shall have recognized experience in matters of corporate accounting.

Paragraph One: Upon appointment of the members of the Audit Committee, one of them shall be appointed as its coordinator. The duties of the Audit Committee coordinator are defined in its internal regulations approved by the Board of Directors.

Paragraph Two: The Audit Committee will report directly to the Board of Directors of the Company and the same member of the Audit Committee can accumulate both positions mentioned in this Article.

Paragraph Three: The Board of Directors shall establish, in Internal Rules, the functioning rules for the Audit Committee.

Paragraph Four: As pursuant to Article 24~~23~~ (vi) hereof, the Company’s Board of Directors shall have the exclusive responsibility to appoint and remove from office members of the Audit Committee.

Paragraph Five: The Audit Committee shall, among others:

~~(lxvii)~~      (i)          recommend to the Board of Directors the hiring or replacement of the independent audit firm;

~~(lxviii)~~     (ii)         evaluate, prior to the publication, the quarterly, interim and annual financial statements, including any notes, as well as management reports and independent auditor’s report, as applicable;

~~(lxix)~~       (iii)       evaluate, besides monitoring the activities, the effectiveness of internal and independent auditors and the Company’s internal control area, including as to the compliance with legal and regulatory requirements applicable to the Company, in addition to the internal regulations, as applicable;

~~(lxx)~~        (iv)        evaluate compliance by the Company’s management with recommendations made by the independent or internal auditors;

~~(lxxi)~~       (v)         evaluate and monitor the Company’s risk exposures;

~~(lxii)~~        (vi)        evaluate, monitor and recommend to the Management correction or improvement of Company’s internal policies, including the policy of transactions between related parties;

~~(lxxiii)~~     (vii)       have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and policies, including specific procedures for the protection of the provider and the confidentiality of the information;

~~(lxiv)~~       (viii)     hire, when necessary, independent advisor (lawyers, accountants, consultants and others) in order to assist him in achieving his goals, all in strict obedience of its own budget; and

~~(lxxv)~~      (ix)       meet with the Fiscal Council, if on duty, and with the Board of Directors, at their request, to discuss the policies, practices and procedures within their respective powers.

SECTION II
BOARD OF EXECUTIVE OFFICERS

Article 27: The Board of Executive Officers shall be composed of, at least, two (2) members and up to ten (10) members, shareholders or not, resident in the country, one of them being the Chief Executive Officer, one a Vice President of Finance, up to  ~~one (1)~~ three (3)  Vice Presidents of Operations Officers, one a Vice President of Technology Officer,  one a Investor Relations Officer, one a Vice Presidents of Human Resources, Marketing and Facilities Officer and others without specific designation, all of them elected by the Board of Directors for a one (1) year term of officer, reelection being permitted, and they may serve for an unlimited number of consecutive terms of office. The Executive Officers may be, at any time, removed from office by the Board of Directors.

Paragraph One: the duties and responsibilities of the Executive Officers shall be defined in Article 28 below.

Paragraph Two: The Chief Executive Officer and the Vice-President Officers, at the discretion of the Board of Directors, may hold more than one position of Vice-President Officer or Officer.

Article 28: The Board of Executive Officers has all powers to perform any acts necessary for the operation of the Company and performance of the corporate purposes, no matter how special they are, including to waiver any rights, execute settlements and agreements, pursuant to the legal or corporate provisions. The Board of Executive Officers shall be responsible for administer and manage the Company’s business, in particular to:

~~(lxvi)~~       (i)          comply with and enforce these Bylaws and resolutions of the Board of Directors and Shareholders Meetings;

~~(lxxvii~~)    (ii)         submit annually to the Board of Directors, the Management Report and the accounts of the Board of Executive Officers, together with the report of the independent auditors, as well as the proposed allocation of profits earned in the previous year;

~~(lxxviii)~~   (iii)       propose to the Board of Directors, annual and multi-annual budgets of the Company, its controlled companies and affiliates, strategic plans, expansion projects and investment programs of the Company;

~~(lxxix)~~     (iv)        decide on any matter that is not within the exclusive competence of the Shareholders Meeting or the Board of Directors;

~~(v)~~           (v)         decide on (a) enlargements and reductions of floors in the current address of the headquarters of the Subsidiaries and the Company; and (b) opening, closing or change of address of branches of the Subsidiaries;

~~(vi)~~          (vi)       establish the amount of profit sharing of Employees of the Company, and decide wheatear or not distribute them such profit sharing; and

~~(vii)~~         (vii)      prepare the annual and semi-annual financial statements for further submission to the Audit Committee and the Board of Directors and, if applicable, statements or balance sheets issued for shorter periods.

Paragraph One: The duties of the Chief Executive Officer, in addition to other duties defined by the Board of Directors are: (i) direct and coordinate the action of the Company's Officers; (ii) direct and coordinate matters related to business planning and performance; (iii) ensure the achievement of the Company's goals, established in accordance with the general guidelines of the Board of Directors; (iv) prepare the Company's management report, to be submitted to the appreciation of the Board of Directors; (v) resolve issues of conflict of interest between the Directors or conflict of competencies between the Boards; (vi) implement the decisions and resolutions of the Board of Directors; (vii) define the implementation of the internal control and corporate risk management guidelines, policies and practices, in conjunction with the Chief Financial Officer; (viii) to direct the area responsible for the verification of compliance with obligations and risk management, preserving the administrative connection with the Company's Chief Financial Officer; and (ix) execution of other activities pertinent to the area of its performance.

Paragraph Two: The duties of the Vice-President of Finance Officer are: (i) to prepare the Company's Financial Statements, following best market practices and current legislation; (ii) define policies, guidelines and rules, regarding their area of activity; (iii) ensure the Company's financial balance and health, establishing controls over investments, equity, income and expenses; (iv) advise on the preparation of annual costing and investment budgets; (v) address matters related to economic, financial, tax, accounting, budgeting, cost and property insurance management and planning; (vi) monitoring the budget of his respective area of expertise; and (vii) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Three: The duties of the Vice Presidents of Operations Officers, regarding the areas under their management, are: (i) to define the commercial policy, based on the Company's guidelines; (ii) manage the Company's commercial and services area; (iii) control the financial results; (iv) define business strategies; (v) manage, with the support of the Company's Human Resources structure, the professional talents under its management; (vi) propose and guide actions that promote the satisfaction of the Company's customers; (vii) promote the integration of companies acquired by the Company and / or its subsidiaries; (viii) budget monitoring; and (ix) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Four: The duties of the Vice President of Technology Officer, as well as other duties defined by the Board of Directors, are: (i) promoting the evolution of the Company's products and services; (ii) be responsible for information security in technologies developed or integrated by the Company; (iii) manage the customer support area; (iv) propose and guide actions that promote the satisfaction of the Company's customers; (v) be responsible for the innovation actions of the Company's products and services; (v) be responsible for corporate information technology structures; (vii) monitoring the budget of their respective area of expertise; and (viii) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Five: The duties of the Vice President of Human Resources, Marketing and Facilities Officer, as well as other duties defined by the Board of Directors, are: (i) to define modern management techniques, as well as to coordinate activities related to: (a) dissemination of corporate culture; (b) attraction, evaluation and retention of talent; (c) ~~(b)~~internal and external marketing management; (d) ~~(c)~~corporate offices; (e) ~~(d)~~building security; e (f) ~~(e)~~HR operations; (ii) conduct the relations between the Company and the unions; (iii) act in the communication and marketing process aiming at expanding the Company's disclosure, as well as its products and services; (iv) monitoring the budget of his respective area of activity; and (v) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Six: The duties of the Investor Relations Officer, as well as other duties defined by the Board of Directors are: (i) providing information to the investors, the CVM and the stock exchanges and markets in which the Company is registered; (ii) keep the Company's publicly-held registry updated, in compliance with all applicable laws and regulations applicable to publicly-held companies; (iii) represent the Company before regulatory bodies and other financial market institutions; (iv) monitoring the budget of its respective area of activity; and (v) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Seven: The duties of the Vice-Presidents Officers and Officers Without Specific Designation, as well as other duties defined by the Board of Directors, are: (i) to promote the development of the Company's activities, observing its corporate purpose; (ii) coordinate the activities of the Company and its subsidiaries; (iii) perform budgetary management of the Company's areas under its responsibility, including cost management control; (iv) coordinate the performance of its area and specific responsibilities with that of other directors; (v) represent the Company before clients, the press, society and legal, corporate and governmental bodies, safeguarding the interests of the organization and ensuring its image; and (vi) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Article 29: The active and passive representation of the Company, on court or out-of-court, shall be made:

(i)         by the Chief Executive Officer together with one (1) Vice President Officer or with on one (1) Officer; or

(ii)         by Vice Presidents Officers and Officer, paired in two (2), jointly, in acts that imply the assumption of obligations of up to R$ 1,000,000.00 (one million reais),;

(iii)       one (1) Vice President Officer and one (1) attorney-in-fact in acts that imply the assumption of obligations of up to R$ 1,000,000.00 (one million reais); or

 (iv)       by the Chief Executive Officer together with one (1) attorney-in-fact.

Paragraph One: The Investor Relations Officer may represent the Company before regulatory bodies and other financial market institutions, including B3 and CVM, within the limits established by law, these Bylaws and the Company's Internal Policies, to The practice of other acts inherent to the position of Director shall comply with the rules set forth in items (i) and (ii) above.

Paragraph Two: The power of attorney shall specify the acts and operations that the grantees may perform and the term of duration of the power of attorney, which shall not be more than one (1) year, delegation of powers not being permitted.

Paragraph Three: The attorney-in-fact shall have the power to represent the Company only in acts or transactions specifically listed in power of attorney.

Paragraph Four: The “ad judicia” power of attorney may be granted by the Chief Executive Officer or by Vice President for Finance for an indefinite term of duration and provide for delegation of powers.

Paragraph Five: All powers of attorney granted on behalf of the Company shall be made by the Chief Executive Officer and one (1) Vice President Officers or by two (2) Vice Presidents Officers, always together.

Paragraph Six: Acts of any executive officer, agent or employee involving business or operations strange to the corporate purpose are expressly forbidden, being void and inoperative with respect to the Company.

Article 30: The members of the Board of Executive Officers and their alternates shall be invested into their position, upon singing of the Investiture Term drawn up in the Company’s Board of Executive Officers Meetings Minutes Book.

Sole Paragraph: If the Investiture Term is not signed within thirty (30) days following the appointment, such appointment shall be ineffective, except in case of justification provided by the elected member and accepted by the Board of Executive Officers.

Article 31: The members of the Board of Executive Officers shall not be required to post bond to exercise their position.

Article 32: The members of the Board of Executive Officers shall remain in their position until the investiture of the new members elected, and the term of office shall be extended until such moment.

Sole Paragraph: In case of any vacancy in the Board of Executive Officers, the remaining Executive Officers shall call a meeting of the Board of Directors within ten (10) days to elect the substitute, which shall complete the term of office of the substituted member.

SECTION III
FISCAL COUNCIL

Article 33: The Company shall have a Fiscal Council, in a non-permanent basis, composed of three (3) permanent members and equal number of alternates, and such council shall only be installed upon resolution of the Shareholders Meeting.

Paragraph One: The members of the Fiscal Council, individuals, residing in Brazil, legally qualified, shall be elected by the Shareholders Meeting that resolve on the installation of such council, upon request of shareholders, with term of office until the next Annual Shareholders Meeting.

Paragraph Two: The members of the Fiscal Council shall only be entitle to the compensation established by the Shareholders Meeting, during the period in which the Fiscal Council is installed and the members are on duty.

Paragraph Three: The investiture of the members of the Fiscal Council is subject to the applicable legal requirements.

Paragraph Four: In case of any vacancy in the Fiscal Council, the alternate member shall hold the vacant member’s position; in case there is no alternate, the Shareholders Meeting shall be convened to elect a member for the vacant position.

Paragraph Five: Any person who maintains relationship with a company that could be considered a competitor of the Company (“Competitor”) shall not be elected as a member of the Fiscal Council of the Company, being prohibited, among other things, the election of any person that: (i) is an employee, shareholder or member of any management, technical or fiscal body of the Competitor or of any company controlling or under control of the Competitor, (ii) is spouse or relative within the second degree of a member of any management, technical or fiscal body of the Competitor or of any company controlling or under control of the Competitor.

Article 34: The Fiscal Council, when on duty, shall have the duties provided by law, and such duties shall not be delegated. The Fiscal Council Internal Regulation shall be prepared, discussed and voted by its members in the first meeting called after the installation thereof.

CHAPTER V
FISCAL YEAR, BALANCE SHEET AND PROFITS

Article 35: The Company’s fiscal year begins on January 1st and ends on December 31st of each year. Financial statements of the Company shall be prepared quarterly and at the end of each fiscal year, subject to the legal requirements.

Article 36: From the results of the fiscal year it shall be deducted before any participation, the accumulated losses and the provision for income tax and social contribution on net income. Based on the remaining profits, the profit sharing to be assigned to management shall be calculated, if so determined by the Shareholders Meeting. The net income of the fiscal year shall be allocated as follows:

(a)  from the net profit, five percent (5%) shall be allocated to the legal reserve according to Section 193 of the Brazilian Corporations Law, observed the exception provided for in Paragraph One of Section 193 of the Brazilian Corporations Law;

(b)  by proposal of the management bodies, a portion may be allocated to form the Reserve for Contingencies, under Section 195 of the Brazilian Corporations Law;

(c)   by proposal of the management bodies, a portion may be retained based on previously approved capital budget, under Section 196 of the Brazilian Corporations Law;

(d)  a portion shall be allocated to the payment of the mandatory dividend to shareholders, subject to the provisions of Article 36 hereof; and

(e)  in the fiscal year in which the amount of the mandatory dividend, calculated in accordance with Article 36 hereof, exceeds the realized portion of net income, the Shareholders Meeting may, upon proposal of the management bodies, allocate the surplus to Reserve of Unrealized Profits, subject to the provisions of Section 197 of the Brazilian Corporations Law.

Paragraph One: The Shareholders Meeting shall determine the destination of the remaining balance of the Company’s results.

Paragraph Two: The financial statements of the Company shall be audited on an annual basis by independent audit firms, registered with the CVM.

Article 37: Shareholders shall be entitled to a mandatory dividend, in each fiscal year, of at least twenty five percent (25%) of the net profit of the fiscal year, decreased or increased by the following:

(a)    amount allocated to the legal reserve; and

(b)   amount intended to form the reserve for contingencies (Article 36 (b) hereof), and reversion of the same reserve made in previous years.

Paragraph One: The payment of the dividend may be limited to the amount of net income of the fiscal year that has been realized, provided that the difference is registered as Reserve of Unrealized Profits.

Paragraph Two: The profits registered as reserve of unrealized profits, when realized and if not absorbed by losses in subsequent years, shall be added to the first dividend declared after realization.

Paragraph Three: The Shareholders Meeting may assign profit sharing to members of the Board of Directors, provided that total amount does not exceed the annual compensation of the management members nor ten percent (10%) of the profits, whichever is the lower, form and legal limits. The Board of Directors shall establish the criteria for the allocation of profit sharing to management members, subject to the limit set by the Shareholders Meeting.

Paragraph Four: The remaining balance of the profits, if any, shall be allocated as determined by the Shareholders Meeting, and any retained profit for the fiscal year by the Company shall be mandatorily accompanied by proposal of capital budget previously approved by the Board of Directors. Should the balance of retained earnings exceed the capital, the Shareholders Meeting shall decide on the application of the excess in the payment or increase of the share capital, or even in the distribution of dividends to shareholders.

Article 38: The Board of Directors is authorized to declare interim dividends on account of retained earnings or profit reserves, calculated on annual or semi-annual financial statements, which shall be considered anticipation of the mandatory dividend referred to in Article  ~~36~~37 hereof.

Paragraph One: The Board of Directors may also determine the preparation of monthly or quarterly balance sheets and declare interim dividends based on the profits so determined, subject to legal limitations, and such interim dividends shall be considered anticipation of the mandatory dividend referred to in Article ~~36~~37 hereof.

Paragraph Two: The Board of Directors may pay or credit interest on shareholders equity, ad referendum of the Shareholders Meeting that consider the financial statements for the fiscal year in which such interest is paid or credited, at all times in anticipation of the mandatory dividend.

Article 39: The dividends shall be paid, except otherwise resolved by the Shareholders Meeting, within sixty (60) days from the date they were declared and, in any case, within the fiscal year. The dividends not claimed within three (3) years, from the publication of the act authorizing such distributions, shall revert to the Company.

Article 40: The three-year statute of limitations to initiate any legal action to receive dividends begins to run from the date the dividends were made available to the shareholders.

CHAPTER VI
DISPOSAL OF CONTROL

Article 41: Direct or indirect disposal of the Company’s Control, whether it is done in a single transaction or in a series of transactions, shall be agreed under the condition that the Buyer of a controlling stake undertakes to make a public tender offer to acquire all shares issued by the Company which are held by the other shareholders in the Company, as pursuant to the terms and conditions set forth in the current law, the current regulation and in the Novo Mercado Listing Rules, in order to assure to them equal treatment as the one given to the transferor.

Article 42: For the purposes of this Chapter, the terms starting with capital letters shall have the following meaning:

(a)         “Buyer” means the one to whom the Selling Controlling Shareholder transfers Control of the Company through Disposal of the Company’s Control;

(b)         “Controlling Shareholder” means the shareholder(s) or Group of Shareholders who exercise the Control Power of the Company;

(c)          “Selling Controlling Shareholder” means the Controlling Shareholder carrying out the Disposal of Control of the Company;

(d)         “Controlling Shares” means the block of shares, which ensure, directly or indirectly, to their holders, the individual and/or shared exercise of the Control Power of the Company;

(e)          “Outstanding Shares” means all the shares issued by the Company, except for those held by the Controlling Shareholder, by persons related to it, by members of the Board of Directors and of the Board of Executive Officers and those shares held in treasury;

(f)           “Disposal of Control” means to transfer, to a third party, for consideration, the Control Shares;

(g)          “Control” or “Control Power” (as well as their related terms, “Controlling”, “Controlled” or “under common Control”) means the actual and effective power to direct the Company’s activities and to establish the guidelines for the operation of its management bodies, directly or indirectly, in fact or in law, regardless the shareholding interest held. Rebuttable presumption of Control will exist where a person or a Group of Shareholders that holds enough shares to ensure an absolute majority of votes accorded to the shareholders present at the Company’s previous three (3) shareholders meetings, even if they do not hold the number of shares that actually provide them an absolute majority of the voting shares;

(h)         “Group of Shareholders” — means any group of people: (i) bound by voting agreements or contracts of any kind, either directly or through companies controlled, controlling or under common control, or (ii) among which there is a relationship of control, or (iii ) under common control;

(i)             “Economic Value” means the value of the Company and its shares as determined by a specialized firm and based on reputable methodology or on any other CVM criteria.

Article 43: Any shareholder or person that acquires or becomes the holder of shares of the Company, in a percentage equal to or greater than twenty five percent (25%) of the total shares issued by the Company shall, within sixty (60) days from the date of acquisition or event that resulted in the ownership of shares in a percentage equal to or greater than twenty five percent (25%) of the total shares issued by the Company, make or request the registration, as the case may be, of a public tender offer of all shares issued by the Company, pursuant to the provisions of the applicable regulations of the CVM and NYSE, Novo Mercado Listing Rules, other regulations of B3 and the terms of this Article.

Paragraph One — The public tender offer shall be (i) for all shareholders of the Company indistinctly, (ii) through auction to be conducted on the B3, (iii) launched at the price determined according to Paragraph Two of this Article, and (iv) paid in cash, in Brazilian currency, against the acquisition in the public tender offer of the shares issued by the Company.

Paragraph Two — The price for the acquisition of each share of the Company in the public tender offer may not be less than ninety percent (90%) of the highest quotation per unit of the shares issued by the Company on the B3 and NYSE registered in the period of twenty four (24) months prior to the completion of the tender offer, excluding the three highest values, in any case of: (i) the value of quotation per unit of the shares issued by the Company will be the last registered at the share’s closing price trading; and (ii) for the purpose of this Article 43,  shall apply the American dollars conversion rate  to Reais (PTAX Sell), as released by Brazilian Central Bank in the closing day of the OPA register to the value of the unit rate of the shares issued by the Company at NYSE throughout the period of twenty-four (24) months.

Paragraph Three — The conduction of the tender offer referred to in the main provision of this Article shall not prevent other shareholder of the Company or, as the case may be, the Company itself, from promoting a tender offer concurrently, in accordance with the applicable regulations.

Paragraph Four — The person or shareholder shall comply with any requests or requirements of the CVM, based on the laws applicable to the tender offer, by the final deadlines fixed by the applicable regulations.

Paragraph Five — If the person or shareholder does not comply with the obligations under this Article, including as the deadlines stipulated (i) for the registration or the application for registration of the tender offer or (ii) for the fulfillment of any requests or requirements from the CVM, the Board of Directors of the Company shall convene an Extraordinary Shareholders Meeting, at which the shareholder or person shall not be entitled to vote, to resolve on the suspension of the exercise of the rights of the person or shareholder that failed to comply with any obligation under this Article, as provided for in Section 120 of the Brazilian Corporations Law, without prejudice to the person or shareholder’s liability for losses and damages caused to the other shareholders as a result of the breach of his/her/its obligations under this Article.

Paragraph Six — Any person or shareholder acquiring or becoming holder of other shareholding rights, including usufruct or fideicommissum, relating to the shares issued by the Company in a number equal to or exceeding thirty per cent (30%) of all shares issued by the Company, shall also, within no more than sixty (60) days after the date of such acquisition or the event resulting in the vesting of said rights in and to shares in a number equal to or exceeding thirty per cent (30%) of all shares issued by the Company, register or apply for the register of a tender offer, as the case may be, pursuant to the terms of this Article.

Paragraph Seven — The obligations provided for in Section 254-A of Brazilian Corporations Law and in this Article ~~Article 42~~of these Bylaws, do not release the person or shareholder from complying with his/her/its obligations under this Article.~~, except as provided for in Articles 46 of these Bylaws.~~

Paragraph Eight — The provisions of this Article do not apply if a person becomes holder of shares issued by the Company in a number exceeding thirty per cent (30%) of all shares issued by the Company as result of (i) legal succession, so long as the shareholder disposes of the exceeding shares within sixty (60) days after the relevant event (ii) merger of another company with and into the Company, (iii) merger of all shares of another company with the Company, or (iv) subscription of shares of the Company in one sole primary issuance which has been approved at a Shareholders Meeting of the Company convened by its Board of Directors and whose proposal of capital increase has determined the fixing of the shares issuance price based on the economic value calculated according to an economic and financial valuation report of the Company issued by a company with proven expertise in valuation of publicly-held companies.

Paragraph Nine — For the purposes of calculation of the thirty per cent (30%) of all shares issued by the Company described in the main provision of this Article, the involuntary increases in equity interest resulting from cancellation of treasury shares, or reduction of the share capital of the Company with cancellation of shares shall not be calculated.

Paragraph Ten — If the CVM regulation applicable to the tender offer provided for in this Article requires the adoption of a calculation criteria for determination of the price for the acquisition of each share of the Company in the tender offer which results in an acquisition price greater than that determined under Paragraph Two of this Article, the acquisition price calculated under the CVM Regulation shall prevail in the implementation of the tender offer under this Article.

CHAPTER VII
LIQUIDATION

Article 44: The Company shall be liquidated in the events determined by law, and the shareholders meeting shall set out the form of liquidation and appoint the liquidator and the Fiscal Council shall be on duty during the liquidation period.

CHAPTER VIII
ARBITRATION

Article 45: The Company, its shareholders, Management members and members of the Fiscal Council, effectives and substitutes, if any, undertake to settle, through arbitration conducted before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), in the terms of its regulations, any and all disputes or controversies that arise among them for their condition of issuer, shareholders, managers, and members of the Fiscal Council, and arising out of or in connection to their condition of issuer, shareholders, managers, and members of the Fiscal Council, especially, resulting of the provisions of the Law 6,385/76, Law No. 6,404, the Company’s Bylaws, the rules adopted by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, as well as any other rules applicable to the capital market in general and those contained in the Novo Mercado Listing Rules, the B3 regulations and the Novo Mercado Participation Agreement.

Paragraph One: Without prejudice to the validity of this arbitration clause, if the Arbitral Tribunal has not yet been constituted, the parties may directly request from the courts the necessary remedies to prevent irreparable damage or difficult reparation, and such proceeding shall not be deemed a waiver to the arbitration, pursuant to item 5.1.3 of the Arbitration Rules of the Market Arbitration Chamber.

Paragraph Two: Brazilian law shall be the only law applicable to the judgment of any and all disputes, as well as to the execution, interpretation and validity of this arbitration clause. The Arbitral Tribunal shall consist of three arbitrators chosen as provided for in the Arbitration Rules of the Market Arbitration Chamber. The arbitration proceeding shall take place in the City of São Paulo, State of São Paulo, where the arbitration sentence shall be rendered. The arbitration shall be run by the Market Arbitration Chamber itself, and shall be conducted and adjudicated in accordance with the relevant provisions of the Arbitration Regulation, in Portuguese.

Paragraph Three: The appointment of the managers and members of the Fiscal Council, effectives and substitutes, is subject to the signing of the Investiture Term, which shall contemplate its subjection to the arbitration clause mentioned in this Article.

CHAPTER IX
GENERAL PROVISIONS

Article 46: The Company shall comply with shareholders agreements filed at its head office in accordance with Section 118 of the Brazilian Corporations Law, and the Chairman of Shareholders Meetings and meetings of the Board of Directors shall refrain from computing the votes contrary to the relevant terms of shareholders agreements.

Article 47: The publications required by the Brazilian Corporations Law shall be made in the Official Gazette of the State of São Paulo and in another newspaper of broad circulation.

*****

ANEXO XIII – DRAFT OF THE CONSOLIDATE COMPANY’S BYLAWS – WITHOUT REVISION MARKS

LINX S.A.

Public Company of Authorized Capital

CNPJ: 06.948.969/0001-75
NIRE: 35.300.316.584

BYLAWS

CHAPTER I
DENOMINATION, PURPOSE, HEAD OFFICE, AND DURATION

Article 1: Linx S.A. (the “Company”) is a publicly held company (sociedade anônima de capital aberto), governed by these Bylaws and by the applicable laws and regulations.

Paragraph One: With the Company’s listing on the special listing segment named Novo Mercado of B3 — Brasil, Bolsa, Balcão (the “B3”), the Company, its shareholders, including controlling shareholders, Management members and members of the Fiscal Council, if on duty, are subject to the provisions of the Novo Mercado Rules of B3 (the “Novo Mercado Listing Rules”).

Paragraph Two: The provisions of Novo Mercado Listing Rules shall prevail over the provisions of these bylaws, in case of injury to the rights of recipients of public offerings provided herein.

Article 2: The Company’s head office and jurisdiction are located in the City of São Paulo, State of São Paulo at Avenida Doutora Ruth Cardoso, nº 7221, Cj. 701, BI. A, sala 1, Edifício Birmann 21, CEP: 05425-902, and the Company may, by resolution of the Board of Executive Officers, open branches, agencies, offices and other establishments, as well as appoint agents and representatives, in any part of the country or abroad.

Article 3: The corporate purpose of the Company is:

(i)          Services related to infrastructure and hardware, data management, monitoring and storage in cloud environment (cloud computing) consulting, advisory services and development of computerized systems (software), exploring third party or proprietary rights of use of computer systems, services of data processing, outsourcing of information technology services and support to accounting and general administrative services, especially those designed for accounting of corporate incentives, such as airline mileage and gifts, hosting and development of websites, developing of activities related to credit cards, gifts, purchase clubs, mileage card and similar, through the capture, transmission, data processing and settlement of transactions resulting from the use of credit and/or debit cards, of Direct Consumer Credit — CDC, purchase, withdraw and other means of payment; accrediting entities or individuals, suppliers of goods and/or service providers for acceptance of credit cards and/or debit card, Direct Consumer Credit — CDC, purchase, withdraw and other means of payment, trade, import and export of equipment, including computers, new and used, peripheral equipment, parts, systems and programs for electronic equipment, equipment leasing, development of personal or commercial computer language courses, marketing of books and magazines, selling general supplies for computers, technical assistance related to its business, consulting services and training courses for personal development; development of complementary activities or related to corporate activities, logistic services, such as, handling and storage of finished products, orders and physical distribution; receipt, checking and handling products (packaging, labeling, ironing, putting on hangers, kits or packs), plus shipping and freight management; logistics advice in general, including review of processes and layout definition, studies and projects of logistics network, geographical location of distribution centers and factories; analysis of equipment implementation and technical feasibility, drawing, design and installation of equipment for handling and storage, training, technical assistance and equipment maintenance; lease (excluding operational leasing) and storage of equipment; lease (excluding operational leasing) and sublease of space for storage of merchandises; participation in other companies (sociedades simples ou empresárias), predominantly involved in non-financial activities, as partner or shareholder; the exercise of franchise activity and rendering of services related to loss prevention, logistics, research, monitoring, consulting, advisory or other services, whether for retail segment, wholesale, distribution, logistics, industry or services, as well as the development, maintenance, assessment, licensing, sub-licensing and systems technical support (software) for the mentioned services;

(ii)         Management of network maintenance services not involving generation, transmission and reception of communication signals, provision of access to world wide web internet, provision of technical assistance services, including leasing of assets and properties, colocation, hosting (with and without lease of assests) and “data centers” (including or not the provision of data processing);

(iii)        Telecommunications services in general, such as transmission of data, images and sounds by any means, including circuits and network services, telephony, for any systems including internet, import and export services for the telecommunication;

(iv)         General administrative services to companies in which it participates;

(v)         Participation in other companies, whether national or foreign companies, as a partner, shareholder or quotaholder; and

(vi)       Representation of other companies, whether national or foreign companies.

Article 4: The Company shall operate for an indefinite period of time.

CHAPTER II
SHARE CAPITAL AND SHARES

Article 5: The Company’ share capital is R$ 645.447.005,42 (six hundred and forty five million, four hundred and forty seven thousand, five reais and forty two cents) divided into 189.408.960 (one hundred and eighty nine million, four hundred and eight thousand, nine hundred and sixty) common shares, registered, book-entry, with no par value.

Paragraph One: The Company is authorized to increase the share capital up to a limit of 70.000.000 (seventy millions) common shares registered, book-entry, with no par value, irrespective of any amendment to these Bylaws, upon resolution of the Board of Directors.

Paragraph Two: The Board of Directors shall set the conditions for the issuing, subscription, form and payment term, the issue price and the form of placement of the shares (public or private) and their distribution in Brazil and/or abroad.

Paragraph Three: The Company’s Board of Directors  may, within the limit of the authorized capital and pursuant to one or more plans approved by the Shareholders Meeting, grant options for purchase of shares to its managers, employees and to any individual that provides services to the Company, or to Companies under its control, as well as to managers and employees of other companies that are controlled by the Company, with no preemptive rights for the existing shareholders.

Article 6: The Board of Directors, at its discretion, may authorize the Company to issue, without any preemptive rights or reducing the term set forth in the Paragraph Four, Section 171 of Law 6,404, of December 15, 1976, as amended (the “Brazilian Corporations Law”), shares, debentures convertible into shares or subscription warrants, which placement is made by sale in stock exchange or by public subscription, or by exchange public offering for acquisition of control, under the legal terms, within the limits of the authorized capital.

Article 7: The Company’ shares are book-entry shares and shall be maintained in deposit accounts, in the name of their holders, at a financial institution authorized by the Brazilian Securities Commission (“CVM”).

Sole Paragraph: Subject to the limits set out by the CVM, the cost of the transfer and registration, as well as the cost for the service regarding the book-entry shares may be charged directly from the shareholder by the depository institution, as defined in the share registration maintenance agreement.

Article 8: The Company’s share capital shall be comprised exclusively of common shares and each common share shall grant the right to one vote in the resolutions of the Shareholders Meetings.

Article 9: A subscriber that fails to pay-in the subscribed shares, in accordance with the terms of the respective subscription bulletin or in accordance with the calls made, shall be in default, by operation of law, under Section 106 and 107 of the Brazilian Corporations Law, subject to the payment of a fine equivalent to 10% (ten percent) of the total subscription price duly adjusted by inflation, plus default interest of 12% (twelve percent) per year and a monetary adjustment of the variation of General Market Price Index (“IGP-M”), as disclosed by the Fundação Getulio Vargas (“FGV”).

Article 10: The Company shall not issue preferred shares and founders’ shares (partes beneficiárias).

CHAPTER III
SHAREHOLDERS MEETINGS

Article 11: The Shareholders Meeting, called and installed in accordance with the applicable legal provisions and these Bylaws, has the power to decide on all matters of interest to the Company and take all the resolutions deemed appropriate to the defense and development of the meeting.

Paragraph One: The Shareholders Meeting shall preferably be chaired by the Chairman of the Board of Directors or by the Deputy Chairman of the Board of Directors, in their vacancy or temporary impediment, it shall be chaired by any Board Member present and, in the absent of any Board Member, it shall be chaired by any Manager or individual, shareholder or not, appointed in writing by the Chairman of the Board of Directors.

Paragraph Two: The Chairman of the Shareholders Meeting shall appoint up to two (2) Secretaries to compose the chair and act as secretary of the meeting.

Paragraph Three: Resolutions on the amendment or deletion of Article 45 hereof shall be taken by an absolute majority of votes present.

Article 12: Qualification as shareholder shall be proved upon presentation of the proper documents, as provided by law.

Sole Paragraph: Shareholders may be represented by proxy in Shareholders Meetings, and such proxy shall be grant in accordance with the current law.

Article 13: Except as provided by law or as otherwise provided in shareholders agreement filed at the company’s head offices, the resolutions of the General Meeting shall be taken by majority of votes, blank votes not being considered.

Paragraph One: The exercise of voting rights in cases of condominium, shareholders agreement, usufruct and pledged shares or shares assigned on a fiduciary basis, is subject to specific legal requirements and evidences provided by law.

Paragraph Two: Shareholder with suspended social rights may not participate in the meeting.

Paragraph Three: The shareholder may not vote on resolutions relating to appraisal reports of assets contributed by such shareholder to the share capital and to the approval of its accounts as member of the Company’s management, nor on any other resolution that may benefit such shareholder in a particular manner or that may represent a conflict of interest with the Company.

Article 14: The Shareholders Meeting shall be held:

(i)   Annually within the 4 (four) months following the end of the fiscal year, in order to (i) review the accounts of the management, examine, discuss and vote the financial statements; (ii) resolve on the allocation of the net profit of the fiscal year and distribution of dividends; and (iii) elect the members of the Board of Directors and the Fiscal Council, as necessary; and

(ii)  Extraordinarily, whenever the interests of the shareholders or the provisions hereof so require.

Article 15: Call notice of the Annual and/or Extraordinary Shareholders Meeting shall be made upon announces and publications of the documents provided by law, under the terms and within the periods provided thereby.

Article 16: Notwithstanding the matters provided by law, the matter listed on Section 122, 132 and 136 of the Brazilian Corporations Law and the following matters shall be approved exclusively by the Shareholders Meeting:

(i)         election and removal of members of the Company’s Board of Directors;

(ii)        determination of the global annual compensation of the members of the Board of Directors, members the Board of Executive Officers, and members of the Audit Committee and member of the Personnel Committee, as well as members of the Fiscal Council, in on duty, after considering the opinion of the Personnel Committee;

(iii)       approval of amendments to the Bylaws;

(iv)        approval of dissolution, liquidation, merger, spin-of, or amalgamation of the Company or any of its controlled companies or affiliates, or of any company into the Company or its affiliates, except for incorporation of a wholly owned subsidiary of a controlled company by this latter or a controlled company with 80%(eighty percent) or more of the capital owned by the Company or a Company subsidiary by another subsidiary;

(v)         distribution of stock dividends and decision on any stock split or reverse stock split;

(vi)       approval of stock option to purchase or subscribe for shares to its management members and employees, as well as management members and employees of other companies that are directly or indirectly controlled by the Company;

(vii)      decision, in accordance with the management’s proposal, on the allocation of net income and dividend distribution;

(viii)      appointment of the liquidator and the Fiscal Council that shall be on duty during the liquidation period;

(ix)        approval of the selection of a specialized firm responsible for preparation of an appraisal report of the Company’s shares, in case of cancellation of the company’s registration as publicly held company, delisting from the Novo Mercado or for the purposes set forth in Article 42 hereof, among the three firms appointed by the Board of Directors; and

(x)        decision on any matter submitted by the Board of Directors.

Paragraph One: The resolutions and decisions of the Shareholders Meeting will be recorded in minutes drawn up in the relevant corporate book, signed by the chair members and shareholders attending the meeting. Certified or true copies of the minutes shall provided, for the legal purposes.

CHAPTER IV
MANAGEMENT BODIES

SECTION I
GENERAL PROVISIONS

Article 17: The Company shall be managed by a Board of Directors and by a Board of Executive Officers, as pursuant to the Brazilian Corporations Law and these By-laws.

Paragraph One: The members of the Board of Directors and the Board of Executive Officers shall be invested into their position upon singing of the investiture term drawn up in the Company’s corporate books, they shall not be required to post bond to exercise their position, and shall be subject to the other legal requirements.

Paragraph Two: The members of the Board of Directors and the Board of Executive Officers shall adhere to the Material Act or Fact Disclosure Policy and to the Securities Trading Policy.

Paragraph Three: Management members shall remain in office until the investiture of their successors, unless otherwise resolved by the Shareholders Meeting or by the Board of Directors, as the case may be.

Paragraph Four: The Shareholders Meeting shall determine the total annual compensation for distribution among the Management members and the Board of Directors shall distribute such amount individually, after considering the opinion of the Personnel Committee, pursuant to the terms hereof.

Paragraph Five: Except as provided in these Bylaws, management bodies or technical committees validly meets, on first call, with the presence of a majority of its members and decide by an absolute majority of vote of those members attending the meeting.

Paragraph Six: Prior notice to the meeting as a condition of its validity may be exempted if all members are present. Members of management bodies are considered present it they express their vote by delegation in favor of another member of the relevant board, by prior written vote or written vote transmitted by fax, electronic mail or any other means of communication.

Article 18: Within the limits stated in this Article, the Company may, directly or through any of its subsidiaries, enter into indemnity agreements with the members of its Board of Directors, of any advisory committees, of its Executive Board or of its direct and indirect subsidiaries, and all other employees with management powers in the Company and/or any of its direct or indirect subsidiaries (jointly or separately “Beneficiaries”), in the event of any damage or loss actually suffered by the Beneficiaries as a result of the regular exercise of their duties at the Company, without prejudice to the contracting of a specific insurance contract in favor of such beneficiaries.

Paragraph One: The indemnity agreement may provide for the advance of expenses by the Company to its Beneficiaries, in order to safeguard the defense in judicial and administrative proceedings, arising from acts performed in the regular exercise of their duties in the Company or its direct or indirect subsidiaries, according to the conditions established in the indemnity agreement.

Paragraph Two: The limit value for indemnity provided for in the indemnity agreement shall not exceed the limit provided for the D&O insurance policy hired by the Company, in effect at the time of the indemnity agreement or the value equivalent to USD 50,000.000.00 (fifty million American dollar) or whichever is greater.

Paragraph Three: The indemnity agreement eventually entered into between the Company and the Beneficiaries shall be effective from the moment of its conclusion until five (5) years from the termination of the Beneficiary's contractual relationship with the Company or its direct or indirect subsidiaries.

Paragraph Four: In no event shall the Company indemnify the Beneficiary for indemnities arising from a social action provided for in Article 159 of Law 6,404/76 and for acts performed (i) outside the exercise of its attributions; (ii) in bad faith, willful misconduct, serious guilt or fraud; (iii) in one's own or third parties' interests, to the detriment of the Company's corporate interest; or (iv) that violate the law or the provisions of these By-Laws and the indemnity agreement.

Paragraph Five: The Beneficiary shall be obliged to return to the Company the amounts paid in advance in cases in which, after an irreversible judgement, it is proved that the act performed by the Beneficiary is not subject to indemnification under the terms of the indemnity agreement.

SECTION II
BOARD OF DIRECTORS

Article 19: The Board of Directors shall be composed of, at least, five (5) members, and up to eleven (11) members, all of them elected and removed from office by the Shareholders Meeting, with unified term of office of two (2) years, reelection being permitted.

Paragraph One: Of the members of the Board of Directors, at least two (2) or twenty percent (20%), whichever is greater, shall be Independent Members as defined in the Novo Mercado Listing Rules, being expressly stated as Independent Members in the minutes of the Shareholders Meeting electing them.

Paragraph Two: When, due to the observation of the percentage referred to in Paragraph above, a fractional number of Board members results, the fractional number shall be rounded up to the nearest integer.

Paragraph Three: The member of the Board of Directors shall have a solid reputation, and it may not be elected, unless waived by the Shareholders Meeting, a member who (i) hold position in companies that may be considered competitors of the Company, or (ii) has or represents conflicting interests with the Company. In case of a future impediment factor, as set forth in this Paragraph, the member of the Board of Directors may no longer exercise his/her voting rights.

Paragraph Four: The member of the Board of Directors may not have access to information or attend meetings of the Board of Directors concerning matters on which he/she has or represents a conflict of interests with the Company.

Paragraph Five: In case any shareholder desires to appoint one or more representatives to the Board of Directors that are not yet members according to latest formation of the Board of Directors, such shareholder shall send the Company a written notification five (5) days prior to the date of the Shareholders Meeting that shall elect members of the Board of Directors, stating the name, qualifications and full professional resume of the candidates.

Article 20: The Board of Directors shall have one (1) Chairman and one (1) Deputy Chairman, both elected by majority of votes of those members attending the Shareholders Meeting, provided that the positions of Chairman of the Board of Directors and Chief Executive Officer the Company may not be held by the same person.

Paragraph One: The Deputy Chairman shall act as Chairman in his/her absence or temporary incapacity, regardless of any formality. In the event of absence or temporary incapacity of the Chairman and Deputy Chairman, the duties of the Chairman shall be exercised by another member of the Board of Directors to be appointed by the Chairman or the Deputy Chairman.

Paragraph Two: The Chairman of the Board of Directors shall call and chair the meetings of the Board of Directors. In case of absence or temporary impediments of the Chairman, the Deputy Chairman shall call and chair the meetings of the Board of Directors, regardless of any formality. In case of absence or temporary impediment of the Chairman and the Deputy Chairman, the meetings of the Board of Directors shall be called and chaired by the member of the Board of Directors appointed by the Chairman and the Deputy Chairman.

Paragraph Three: In the resolutions of the Board of Directors, the Chairman of the body shall be entitle to casting vote in case of a tie vote. In the event of absence or temporary incapacity of the Chairman, the Deputy Chairman shall be entitle to casting vote, irrespective of any formality. In the event of absence or temporary incapacity of the Chairman and the Deputy Chairman, any member of the Board of Directors appointed by the Chairman or the Deputy Chairman shall be entitle to casting vote.

Article 21: The Board of Directors shall meet ordinarily, four (4) times per year and, extraordinarily, whenever called by the Chairman or any other member of the Board of Directors. Board meetings may be held by conference call, video conference or by any other means of communication that allows the identification of the member and simultaneous communication with all other persons attending the meeting.

Paragraph One: The calls for the meetings shall be made by written notice delivered to each member of the Board of Directors, at least five (5) business days in advance, in the case of regular meetings, and two (2) business days, in the case of extraordinary meetings, and such notice shall contain the agenda, date, time and place of the meeting.

Paragraph Two: In case there is no quorum for the meeting to be held, the members of the Board of Directors attending the meeting may postpone the meeting and the Chairman of the Board of Directors or any other member of the Board of Directors may call the meeting again, upon prior written notice sent to the members of the Board of Directors. In case the majority of members of the Board of Directors are still not present, the meeting may be installed with the attendance of the majority less one member of the Board of Directors.

Paragraph Three: Regardless of any formality, it shall be considered regular meetings of Board of Directors attended by all of its members.

Paragraph Four: The Chairman of the Board of Directors shall chair the meetings of the Board of Directors.

Article 22: In case of vacancy or temporary incapacity or absence of any member of the Board of Directors and its relevant alternate, the provision of the shareholders agreement and the following provisions shall be applicable:

Paragraph One: In case of vacancy of any member of the Board of Directors and its relevant alternate, the remaining members of the Board of Directors shall appoint a substitute that shall serve until the first Shareholders Meeting and such member, if confirmed by such Shareholders Meeting, shall complete the term of office of the substituted member.

Paragraph Two: In case of temporary incapacity or absence of any member of the Board of Directors and its relevant alternate, the impaired or absent member of the Board of Directors shall appoint, among the other members of the Board of Directors, a representative, and such substitution shall continue during the impairment period, which, if superior to ninety (90) days, shall be deemed a vacancy.

Paragraph Three: In case of vacancy of the Chairman of the Board of Directors, the Deputy Chairman may substitute him/her regardless of any formality. In case of temporary incapacity or absence of the Chairman and the Deputy Chairman, the Chairman or the Deputy Chairman shall appoint a member Board of Directors to substitute them.

Paragraph Four: In cases of temporary incapacity or absence provided for in this Article 21, the representative shall act, including for the effects of voting in meetings of the Board of Directors, for its own account and on behalf of the represented member of the Board of Directors.

Article 23: The Board of Directors may create, besides the Personnel Committee and the Audit Committee, other executive or advisory committees, permanent or not, to assess and provide opinion on any matters, as determined by the Board of Directors, with a view to advice the Board of Directors in its duties. The members of such committees, shareholders or not, shall have specific experience in the areas of competence of the relevant committees, they shall be elected and may have compensation established by the Board of Directors, which compensation shall only be payable to external members.

Article 24: The Board of Directors, in addition to the duties established by Law, shall:

(i)      set the general direction of the Company business;

(ii)    elect and remove the Executive Officers of the Company;

(iii)   assign to each Executive Officer its relevant duties, including appointing the Investor Relations Officer, subject to the provisions hereof;

(iv)   approve the convening of the Shareholders Meeting, when deemed appropriate or in the case of Section 132 of the Brazilian Corporations Law;

(v)    supervise the management actions of Executive Officers, examining, at any time, the books and documents of the Company and requesting information on agreements executed or to be executed and any other acts;

(vi)   appoint and remove the Company’s independent auditors, the Audit Committee members and members of the Personnel Committee, fill vacancies in such bodies due to death, resignation or removal and approve the internal regulations of each body, as applicable;

(vii)  call the independent auditors, the Audit Committee members and members of the Personnel Committee to provide clarifications deemed necessary on any matter;

(viii)assess the Management Report and the accounts of the Board of Executive Officers and approved its submission to the Shareholder’s Meeting;

(ix)   approve annual and multi-annual consolidated budgets of the Company, its controlled companies and affiliates, any strategic plans, expansion projects and investment programs of the Company, as well as monitor their implementation;

(x)    submit to the General Meeting proposals of amendments to the Bylaws;

(xi)   submit to the General Meeting proposal of dissolution, merger, spin-of or amalgamation of the Company or its controlled companies or affiliates, and amalgamation by the Company or its controlled companies or affiliates, of other companies;

(xii)  manifest on incorporation of a wholly owned subsidiary of a controlled company by this latter or a subsidiary with 80% (eighty percent) or more of the capital owned by the Company or by the controlled company by other subsidiary;

(xiii)manifest about any subject to be submit to General Meeting;

(xiv)authorize the issuance of shares of the Company, within the limits authorized in Article 5 of these Bylaws, establishing the issuance conditions, including price and payment-in term, and it may also exclude preemptive rights or reduce the period for its exercise in any issuance of shares, subscription warrants and convertible debentures, which placement is made by selling on the stock exchange or by public subscription or public offering for acquisition of control, as provided by Law;

(xv)  resolve on the acquisition by the Company of its own shares for holding in treasury and/or subsequent cancellation or sale;

(xvi)decide on the issuance of subscription warrants, as provided in Article 6 hereof;

(xvii)     grant options to purchase or subscribe shares to its management members and employees, as well as management members and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights to shareholders pursuant to plans approved by the Shareholders Meeting after considering the opinion of the Personnel Committee;

(xviii)   establish the amount of profit sharing of the Executive Officers of the Company, subject to the restrictions under in Section 152 of the Brazilian Corporations Law and may decide not to assign them any sharing, after considering the opinion of the Personnel Committee;

(xix)submit to the Shareholders Meeting proposal of allocation of the net income;

(xx)  distribute among the Executive Officers, on an individual basis, portion of global annual compensation of Executive Officers fixed by the Shareholders Meeting, after considering the opinion of the Personnel Committee;

(xxi)authorize, after considering the opinion of the Personnel Committee, the execution, amendment or termination of any agreement between the Company and any Executive Officer who contemplates the payment of amounts, unless such execution, amendment or termination is made in accordance with the compensation policy, duly approved by the Personnel Committee, including the payment of amounts as indemnification, as a result of (i) voluntary or involuntary removal of Executive Officers from office, (ii) change of control, or (iii) any other similar event;

(xxii)     authorize, after considering the opinion of the Personnel Committee, the execution, amendment or termination of agreements of any nature, including loan agreements with any consultants or employees (except employment agreements), third parties related to them, including companies directly or indirectly controlled by such employees, or any third party related to them;

(xxiii)   approve the issuance of simple debentures, not convertible into shares and without collateral;

(xxiv)   resolve, by delegation of the Shareholders Meetings in the event Company decides to issue debentures, on the time period and conditions of maturity, amortization or redemption, time period and conditions for payment of interest, profit sharing and redemption premium, if any, and the form of subscription or placement, as well as on the debentures types;

(xxv)     prepare the Company’s internal policy regarding disclosure of information to the market;

(xxvi)   approve the Company’s vote on any corporate resolution relating to controlled or affiliated companies of the Company;

(xxvii)  approve the Company’s vote on any corporate resolution concerning subsidiaries or affiliated companies, except for opening, closing or change of address of the branches of the subsidiaries and / or extensions of floorsin the current address of the subsidiaries and the Company headquarters;

(xxviii) authorize the acquisition, by any means, by the Company, its controlled companies and affiliates, assets of another company, including controlled companies or affiliates;

(xxix)   request information on agreements executed, or to be executed, and any other acts relating to the Company;

(xxx)     define the list of three firms specialized in economic valuation of companies, to prepare the appraisal report of the Company’ shares in case of public offering for the cancellation of the registration of the company or delisting from the Novo Mercado;

(xxxi)   approve the engagement of the institution providing service regarding book-entry shares;

(xxxii)  provide, in compliance with these Bylaws and the applicable law, for its work agenda and adopt or issue rules for its operation;

(xxxiii) decide on the payment or crediting of interest on shareholders’ equity in accordance with the applicable Law;

(xxxiv) approve or grant powers to the Board of Executive Officers to approve the issuance of any credit instruments for fundraising, either bonds, notes, commercial papers or other commonly used in the market, resolving also on their conditions of issue and redemption, and, in as defined, require the prior authorization of the Board of Directors for the validity of the act;

(xxxv)  authorize the acquisition, disposal or encumbrance of any real property of the Company, except as approved in the Company’s consolidated annual budgets;

(xxxvi) approve any sale of assets of the fixed assets valuing more than five percent (5%) of the amount of the subscribed capital unless approved in the Company’s consolidated annual or multi-annual budgets;

(xxxvii) approve the creation of encumbrances and provision of guarantees or endorsements, unless it is a guarantee of purchase of the good itself or when entering into contracts with customers;

(xxxviii)  approve investment in expansion and improvement projects greater than five percent (5%) of the value of the subscribed capital unless approved in the Company’s consolidated annual or multi-annual budgets;

(xxxix) contract debts of long or short term valuing more than five percent (5%) of the amount of the subscribed capital;

(xl)   discuss the assignment or transfer, by any means, to third parties, of intellectual or industrial rights owned by the Company and/or companies directly and/or indirectly controlled by or affiliate of the Company, except for any onerous licensing made by the Company, its controlled companies or affiliates in the ordinary course of business;

(xli)  authorize the granting of loans in favor of any third party;

(xlii)authorize the raising of financial statements and distribution of dividends or interest on shareholders equity in periods equal to or shorter than six (6) months, to the account of profits earned in these financial statements or to the retained earnings account or profit reserves existing in the last annual or semiannual balance sheet, as provided in these Bylaws and the applicable Law;

(xliii)     resolve on any matter submitted by the Board of Executive Officers; and

(xliv)     manifest in favor of or against any tender offer having as object the shares of the Company, through its prior and reasoned opinion, released at least fifteen (15) days in advance of publication of the notice of any tender offer, and such opinion shall address at least (i) the convenience and opportunity of the tender offer on the interest of all shareholders and the liquidity of the securities held by them, (ii) the impact of the tender offer on the interests of the Company, (iii) the strategic plans disclosed by the offering entity in relation to the Company, (iv) the alternatives to the acceptance of the tender offer available in the market (v) other issues that the Board of Directors deems appropriate, as well as information required by rules established by the CVM.

Paragraph One: The Company shall not grant loans or guarantees to the members of its Board of Directors or Executive Officers.

Paragraph Two: Board of Directors meetings will be recorded in minutes drawn up in the relevant corporate book, signed by all members attending the meeting.

Article 25: The Personnel Committee will consist of up to four (4) members elected by the Board of Directors, who shall serve for two (2) fiscal years. The Personnel Committee shall meet whenever necessary and shall perform advisory functions in accordance with its internal regulations and assist the Board of Directors to analyze the appointment requirements for appointment of Board members,  to set the terms of compensation and other benefits and payments to be received in any capacity, from the Company, by members of the Board of Executive Officers and Directors. The Committee shall propose to the Board of Directors policies and guidelines for the compensation of members of the Board of Executive Officers and Directors of the Company, based on performance goals established by the Board of Directors.

Paragraph One: Upon appointment of the members of the Personnel Committee, one of them shall be appointed as its coordinator.

Paragraph Two: The Personnel Committee will report directly to the Board of Directors of the Company.

Paragraph Three: The Board of Directors shall establish, in Internal Rules, the functioning rules for the Personnel Committee.

Paragraph Four: As pursuant to Article 23 (vi) hereof, the Company’s Board of Directors shall have the exclusive responsibility to appoint and remove from office members of the Personnel Committee.

Paragraph Five: The Personnel Committee shall:

(i)          submit to the Board of Directors proposal for the distribution of the global annual compensation of the members of the Board of Directors and Board of Executive Officers, based on standards practiced in the software market, as well as monitor the payment of the compensation and, in case the compensation does not follow the standards prevailing in the software market, notify the Board of Directors;

(ii)        provide opinion on the granting of options to purchase or subscribe shares to Management members and employees of the Company;

(iii)        provide opinion on the participation of Management members and employees in the Company’s profits;

(iv)        provide opinion on the execution, amendment or termination of any agreements between the Company and any Executive Officer who contemplates the payment of amounts due to voluntary or involuntary removal from office of the Executive Officer, change of Control or any other similar event, including payment of amounts as indemnification;

(v)         provide opinion on the execution, amendment or termination of any agreements of any kind (except employment agreements), including loan agreements with any of the management members and/or shareholders of the Company, third parties related to them, including companies directly or indirectly controlled by such management members and/or shareholders, or any third party related to them; and

(vi)        provide opinion on the execution, amendment or termination of any agreements of any nature, including loan agreements with any consultants or employees (except employment agreements), third parties related to them, including companies directly or indirectly controlled by such employees, or any third party related to them.

Article 26: The Audit Committee, an advisory body related to the Board of Directors, with operational autonomy and own budget approved by the Board of Directors, shall consist of at least three (3) members, the majority of which shall be independent members of the Company’s Board of Directors and the rest shall be external consultants who are not part of the Company’s Management, and at least one of the members of the Audit Committee shall have recognized experience in matters of corporate accounting.

Paragraph One: Upon appointment of the members of the Audit Committee, one of them shall be appointed as its coordinator. The duties of the Audit Committee coordinator are defined in its internal regulations approved by the Board of Directors.

Paragraph Two: The Audit Committee will report directly to the Board of Directors of the Company and the same member of the Audit Committee can accumulate both positions mentioned in this Article.

Paragraph Three: The Board of Directors shall establish, in Internal Rules, the functioning rules for the Audit Committee.

Paragraph Four: As pursuant to Article 24 (vi) hereof, the Company’s Board of Directors shall have the exclusive responsibility to appoint and remove from office members of the Audit Committee.

Paragraph Five: The Audit Committee shall, among others:

(i)          recommend to the Board of Directors the hiring or replacement of the independent audit firm;

(ii)         evaluate, prior to the publication, the quarterly, interim and annual financial statements, including any notes, as well as management reports and independent auditor’s report, as applicable;

(iii)       evaluate, besides monitoring the activities, the effectiveness of internal and independent auditors and the Company’s internal control area, including as to the compliance with legal and regulatory requirements applicable to the Company, in addition to the internal regulations, as applicable;

(iv)        evaluate compliance by the Company’s management with recommendations made by the independent or internal auditors;

(v)         evaluate and monitor the Company’s risk exposures;

(vi)        evaluate, monitor and recommend to the Management correction or improvement of Company’s internal policies, including the policy of transactions between related parties;

(vii)       have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and policies, including specific procedures for the protection of the provider and the confidentiality of the information;

(viii)     hire, when necessary, independent advisor (lawyers, accountants, consultants and others) in order to assist him in achieving his goals, all in strict obedience of its own budget; and

(ix)       meet with the Fiscal Council, if on duty, and with the Board of Directors, at their request, to discuss the policies, practices and procedures within their respective powers.

SECTION II
BOARD OF EXECUTIVE OFFICERS

Article 27: The Board of Executive Officers shall be composed of, at least, two (2) members and up to ten (10) members, shareholders or not, resident in the country, one of them being the Chief Executive Officer, one a Vice President of Finance, up to (3) three  Vice President of Operations Officers, one a Vice President of Technology Officer,  one a Investor Relations Officer, one a Vice Presidents of Human Resources, Marketing and Facilities Officer and others without specific designation, all of them elected by the Board of Directors for a one (1) year term of officer, reelection being permitted, and they may serve for an unlimited number of consecutive terms of office. The Executive Officers may be, at any time, removed from office by the Board of Directors.

Paragraph One: the duties and responsibilities of the Executive Officers shall be defined in Article 28 below.

Paragraph Two: The Chief Executive Officer and the Vice-President Officers, at the discretion of the Board of Directors, may hold more than one position of Vice-President Officer or Officer.

Article 28: The Board of Executive Officers has all powers to perform any acts necessary for the operation of the Company and performance of the corporate purposes, no matter how special they are, including to waiver any rights, execute settlements and agreements, pursuant to the legal or corporate provisions. The Board of Executive Officers shall be responsible for administer and manage the Company’s business, in particular to:

(i)          comply with and enforce these Bylaws and resolutions of the Board of Directors and Shareholders Meetings;

(ii)         submit annually to the Board of Directors, the Management Report and the accounts of the Board of Executive Officers, together with the report of the independent auditors, as well as the proposed allocation of profits earned in the previous year;

(iii)       propose to the Board of Directors, annual and multi-annual budgets of the Company, its controlled companies and affiliates, strategic plans, expansion projects and investment programs of the Company;

(iv)        decide on any matter that is not within the exclusive competence of the Shareholders Meeting or the Board of Directors;

(v)         decide on (a) enlargements and reductions of floors in the current address of the headquarters of the Subsidiaries and the Company; and (b) opening, closing or change of address of branches of the Subsidiaries;

(vi)       establish the amount of profit sharing of Employees of the Company, and decide wheatear or not distribute them such profit sharing; and

(vii)      prepare the annual and semi-annual financial statements for further submission to the Audit Committee and the Board of Directors and, if applicable, statements or balance sheets issued for shorter periods.

Paragraph One: The duties of the Chief Executive Officer, in addition to other duties defined by the Board of Directors are: (i) direct and coordinate the action of the Company's Officers; (ii) direct and coordinate matters related to business planning and performance; (iii) ensure the achievement of the Company's goals, established in accordance with the general guidelines of the Board of Directors; (iv) prepare the Company's management report, to be submitted to the appreciation of the Board of Directors; (v) resolve issues of conflict of interest between the Directors or conflict of competencies between the Boards; (vi) implement the decisions and resolutions of the Board of Directors; (vii) define the implementation of the internal control and corporate risk management guidelines, policies and practices, in conjunction with the Chief Financial Officer; (viii) to direct the area responsible for the verification of compliance with obligations and risk management, preserving the administrative connection with the Company's Chief Financial Officer; and (ix) execution of other activities pertinent to the area of its performance.

Paragraph Two: The duties of the Vice-President of Finance Officer are: (i) to prepare the Company's Financial Statements, following best market practices and current legislation; (ii) define policies, guidelines and rules, regarding their area of activity; (iii) ensure the Company's financial balance and health, establishing controls over investments, equity, income and expenses; (iv) advise on the preparation of annual costing and investment budgets; (v) address matters related to economic, financial, tax, accounting, budgeting, cost and property insurance management and planning; (vi) monitoring the budget of his respective area of expertise; and (vii) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Three: The duties of the Vice Presidents of Operations Officers, regarding the areas under their management, are: (i) to define the commercial policy, based on the Company's guidelines; (ii) manage the Company's commercial and services area; (iii) control the financial results; (iv) define business strategies; (v) manage, with the support of the Company's Human Resources structure, the professional talents under its management; (vi) propose and guide actions that promote the satisfaction of the Company's customers; (vii) promote the integration of companies acquired by the Company and / or its subsidiaries; (viii) budget monitoring; and (ix) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Four: The duties of the Vice President of Technology Officer, as well as other duties defined by the Board of Directors, are: (i) promoting the evolution of the Company's products and services; (ii) be responsible for information security in technologies developed or integrated by the Company; (iii) manage the customer support area; (iv) propose and guide actions that promote the satisfaction of the Company's customers; (v) be responsible for the innovation actions of the Company's products and services; (v) be responsible for corporate information technology structures; (vii) monitoring the budget of their respective area of expertise; and (viii) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Five: The duties of the Vice President of Human Resources, Marketing and Facilities Officer, as well as other duties defined by the Board of Directors, are: (i) to define modern management techniques, as well as to coordinate activities related to: (a) dissemination of corporate culture; (b) attraction, evaluation and retention of talent; (c) internal and external marketing management; (d) corporate offices; (e) building security; e (f) HR operations; (ii) conduct the relations between the Company and the unions; (iii) act in the communication and marketing process aiming at expanding the Company's disclosure, as well as its products and services; (iv) monitoring the budget of his respective area of activity; and (v) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Six: The duties of the Investor Relations Officer, as well as other duties defined by the Board of Directors are: (i) providing information to the investors, the CVM and the stock exchanges and markets in which the Company is registered; (ii) keep the Company's publicly-held registry updated, in compliance with all applicable laws and regulations applicable to publicly-held companies; (iii) represent the Company before regulatory bodies and other financial market institutions; (iv) monitoring the budget of its respective area of activity; and (v) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Seven: The duties of the Vice-Presidents Officers and Officers Without Specific Designation, as well as other duties defined by the Board of Directors, are: (i) to promote the development of the Company's activities, observing its corporate purpose; (ii) coordinate the activities of the Company and its subsidiaries; (iii) perform budgetary management of the Company's areas under its responsibility, including cost management control; (iv) coordinate the performance of its area and specific responsibilities with that of other directors; (v) represent the Company before clients, the press, society and legal, corporate and governmental bodies, safeguarding the interests of the organization and ensuring its image; and (vi) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Article 29: The active and passive representation of the Company, on court or out-of-court, shall be made:

(i)         by the Chief Executive Officer together with one (1) Vice President Officer or with on one (1) Officer; or

(ii)         by Vice Presidents Officers and Officer, paired in two (2), jointly, in acts that imply the assumption of obligations of up to R$ 1,000,000.00 (one million reais),;

(iii)       one (1) Vice President Officer and one (1) attorney-in-fact in acts that imply the assumption of obligations of up to R$ 1,000,000.00 (one million reais); or

 (iv)       by the Chief Executive Officer together with one (1) attorney-in-fact.

Paragraph One: The Investor Relations Officer may represent the Company before regulatory bodies and other financial market institutions, including B3 and CVM, within the limits established by law, these Bylaws and the Company's Internal Policies, to The practice of other acts inherent to the position of Director shall comply with the rules set forth in items (i) and (ii) above.

Paragraph Two: The power of attorney shall specify the acts and operations that the grantees may perform and the term of duration of the power of attorney, which shall not be more than one (1) year, delegation of powers not being permitted.

Paragraph Three: The attorney-in-fact shall have the power to represent the Company only in acts or transactions specifically listed in power of attorney.

Paragraph Four: The “ad judicia” power of attorney may be granted by the Chief Executive Officer or by Vice President for Finance for an indefinite term of duration and provide for delegation of powers.

Paragraph Five: All powers of attorney granted on behalf of the Company shall be made by the Chief Executive Officer and one (1) Vice President Officers or by two (2) Vice Presidents Officers, always together.

Paragraph Six: Acts of any executive officer, agent or employee involving business or operations strange to the corporate purpose are expressly forbidden, being void and inoperative with respect to the Company.

Article 30: The members of the Board of Executive Officers and their alternates shall be invested into their position, upon singing of the Investiture Term drawn up in the Company’s Board of Executive Officers Meetings Minutes Book.

Sole Paragraph: If the Investiture Term is not signed within thirty (30) days following the appointment, such appointment shall be ineffective, except in case of justification provided by the elected member and accepted by the Board of Executive Officers.

Article 31: The members of the Board of Executive Officers shall not be required to post bond to exercise their position.

Article 32: The members of the Board of Executive Officers shall remain in their position until the investiture of the new members elected, and the term of office shall be extended until such moment.

Sole Paragraph: In case of any vacancy in the Board of Executive Officers, the remaining Executive Officers shall call a meeting of the Board of Directors within ten (10) days to elect the substitute, which shall complete the term of office of the substituted member.

SECTION III
FISCAL COUNCIL

Article 33: The Company shall have a Fiscal Council, in a non-permanent basis, composed of three (3) permanent members and equal number of alternates, and such council shall only be installed upon resolution of the Shareholders Meeting.

Paragraph One: The members of the Fiscal Council, individuals, residing in Brazil, legally qualified, shall be elected by the Shareholders Meeting that resolve on the installation of such council, upon request of shareholders, with term of office until the next Annual Shareholders Meeting.

Paragraph Two: The members of the Fiscal Council shall only be entitle to the compensation established by the Shareholders Meeting, during the period in which the Fiscal Council is installed and the members are on duty.

Paragraph Three: The investiture of the members of the Fiscal Council is subject to the applicable legal requirements.

Paragraph Four: In case of any vacancy in the Fiscal Council, the alternate member shall hold the vacant member’s position; in case there is no alternate, the Shareholders Meeting shall be convened to elect a member for the vacant position.

Paragraph Five: Any person who maintains relationship with a company that could be considered a competitor of the Company (“Competitor”) shall not be elected as a member of the Fiscal Council of the Company, being prohibited, among other things, the election of any person that: (i) is an employee, shareholder or member of any management, technical or fiscal body of the Competitor or of any company controlling or under control of the Competitor, (ii) is spouse or relative within the second degree of a member of any management, technical or fiscal body of the Competitor or of any company controlling or under control of the Competitor.

Article 34: The Fiscal Council, when on duty, shall have the duties provided by law, and such duties shall not be delegated. The Fiscal Council Internal Regulation shall be prepared, discussed and voted by its members in the first meeting called after the installation thereof.

CHAPTER V
FISCAL YEAR, BALANCE SHEET AND PROFITS

Article 35: The Company’s fiscal year begins on January 1st and ends on December 31st of each year. Financial statements of the Company shall be prepared quarterly and at the end of each fiscal year, subject to the legal requirements.

Article 36: From the results of the fiscal year it shall be deducted before any participation, the accumulated losses and the provision for income tax and social contribution on net income. Based on the remaining profits, the profit sharing to be assigned to management shall be calculated, if so determined by the Shareholders Meeting. The net income of the fiscal year shall be allocated as follows:

(a)  from the net profit, five percent (5%) shall be allocated to the legal reserve according to Section 193 of the Brazilian Corporations Law, observed the exception provided for in Paragraph One of Section 193 of the Brazilian Corporations Law;

(b)  by proposal of the management bodies, a portion may be allocated to form the Reserve for Contingencies, under Section 195 of the Brazilian Corporations Law;

(c)   by proposal of the management bodies, a portion may be retained based on previously approved capital budget, under Section 196 of the Brazilian Corporations Law;

(d)  a portion shall be allocated to the payment of the mandatory dividend to shareholders, subject to the provisions of Article 36 hereof; and

(e)  in the fiscal year in which the amount of the mandatory dividend, calculated in accordance with Article 36 hereof, exceeds the realized portion of net income, the Shareholders Meeting may, upon proposal of the management bodies, allocate the surplus to Reserve of Unrealized Profits, subject to the provisions of Section 197 of the Brazilian Corporations Law.

Paragraph One: The Shareholders Meeting shall determine the destination of the remaining balance of the Company’s results.

Paragraph Two: The financial statements of the Company shall be audited on an annual basis by independent audit firms, registered with the CVM.

Article 37: Shareholders shall be entitled to a mandatory dividend, in each fiscal year, of at least twenty five percent (25%) of the net profit of the fiscal year, decreased or increased by the following:

(a)    amount allocated to the legal reserve; and

(b)   amount intended to form the reserve for contingencies (Article 36 (b) hereof), and reversion of the same reserve made in previous years.

Paragraph One: The payment of the dividend may be limited to the amount of net income of the fiscal year that has been realized, provided that the difference is registered as Reserve of Unrealized Profits.

Paragraph Two: The profits registered as reserve of unrealized profits, when realized and if not absorbed by losses in subsequent years, shall be added to the first dividend declared after realization.

Paragraph Three: The Shareholders Meeting may assign profit sharing to members of the Board of Directors, provided that total amount does not exceed the annual compensation of the management members nor ten percent (10%) of the profits, whichever is the lower, form and legal limits. The Board of Directors shall establish the criteria for the allocation of profit sharing to management members, subject to the limit set by the Shareholders Meeting.

Paragraph Four: The remaining balance of the profits, if any, shall be allocated as determined by the Shareholders Meeting, and any retained profit for the fiscal year by the Company shall be mandatorily accompanied by proposal of capital budget previously approved by the Board of Directors. Should the balance of retained earnings exceed the capital, the Shareholders Meeting shall decide on the application of the excess in the payment or increase of the share capital, or even in the distribution of dividends to shareholders.

Article 38: The Board of Directors is authorized to declare interim dividends on account of retained earnings or profit reserves, calculated on annual or semi-annual financial statements, which shall be considered anticipation of the mandatory dividend referred to in Article 37 hereof.

Paragraph One: The Board of Directors may also determine the preparation of monthly or quarterly balance sheets and declare interim dividends based on the profits so determined, subject to legal limitations, and such interim dividends shall be considered anticipation of the mandatory dividend referred to in Article 37 hereof.

Paragraph Two: The Board of Directors may pay or credit interest on shareholders equity, ad referendum of the Shareholders Meeting that consider the financial statements for the fiscal year in which such interest is paid or credited, at all times in anticipation of the mandatory dividend.

Article 39: The dividends shall be paid, except otherwise resolved by the Shareholders Meeting, within sixty (60) days from the date they were declared and, in any case, within the fiscal year. The dividends not claimed within three (3) years, from the publication of the act authorizing such distributions, shall revert to the Company.

Article 40: The three-year statute of limitations to initiate any legal action to receive dividends begins to run from the date the dividends were made available to the shareholders.

CHAPTER VI
DISPOSAL OF CONTROL

Article 41: Direct or indirect disposal of the Company’s Control, whether it is done in a single transaction or in a series of transactions, shall be agreed under the condition that the Buyer of a controlling stake undertakes to make a public tender offer to acquire all shares issued by the Company which are held by the other shareholders in the Company, as pursuant to the terms and conditions set forth in the current law, the current regulation and in the Novo Mercado Listing Rules, in order to assure to them equal treatment as the one given to the transferor.

Article 42: For the purposes of this Chapter, the terms starting with capital letters shall have the following meaning:

(a)         “Buyer” means the one to whom the Selling Controlling Shareholder transfers Control of the Company through Disposal of the Company’s Control;

(b)         “Controlling Shareholder” means the shareholder(s) or Group of Shareholders who exercise the Control Power of the Company;

(c)          “Selling Controlling Shareholder” means the Controlling Shareholder carrying out the Disposal of Control of the Company;

(d)         “Controlling Shares” means the block of shares, which ensure, directly or indirectly, to their holders, the individual and/or shared exercise of the Control Power of the Company;

(e)          “Outstanding Shares” means all the shares issued by the Company, except for those held by the Controlling Shareholder, by persons related to it, by members of the Board of Directors and of the Board of Executive Officers and those shares held in treasury;

(f)           “Disposal of Control” means to transfer, to a third party, for consideration, the Control Shares;

(g)          “Control” or “Control Power” (as well as their related terms, “Controlling”, “Controlled” or “under common Control”) means the actual and effective power to direct the Company’s activities and to establish the guidelines for the operation of its management bodies, directly or indirectly, in fact or in law, regardless the shareholding interest held. Rebuttable presumption of Control will exist where a person or a Group of Shareholders that holds enough shares to ensure an absolute majority of votes accorded to the shareholders present at the Company’s previous three (3) shareholders meetings, even if they do not hold the number of shares that actually provide them an absolute majority of the voting shares;

(h)         “Group of Shareholders” — means any group of people: (i) bound by voting agreements or contracts of any kind, either directly or through companies controlled, controlling or under common control, or (ii) among which there is a relationship of control, or (iii ) under common control;

(i)             “Economic Value” means the value of the Company and its shares as determined by a specialized firm and based on reputable methodology or on any other CVM criteria.

Article 43: Any shareholder or person that acquires or becomes the holder of shares of the Company, in a percentage equal to or greater than twenty five percent (25%) of the total shares issued by the Company shall, within sixty (60) days from the date of acquisition or event that resulted in the ownership of shares in a percentage equal to or greater than twenty five percent (25%) of the total shares issued by the Company, make or request the registration, as the case may be, of a public tender offer of all shares issued by the Company, pursuant to the provisions of the applicable regulations of the CVM and NYSE, Novo Mercado Listing Rules, other regulations of B3 and the terms of this Article.

Paragraph One — The public tender offer shall be (i) for all shareholders of the Company indistinctly, (ii) through auction to be conducted on the B3, (iii) launched at the price determined according to Paragraph Two of this Article, and (iv) paid in cash, in Brazilian currency, against the acquisition in the public tender offer of the shares issued by the Company.

Paragraph Two — The price for the acquisition of each share of the Company in the public tender offer may not be less than ninety percent (90%) of the highest quotation per unit of the shares issued by the Company on the B3 and NYSE registered in the period of twenty four (24) months prior to the completion of the tender offer, excluding the three highest values, in any case of: (i) the value of quotation per unit of the shares issued by the Company will be the last registered at the share’s closing price trading; and (ii) for the purpose of this Article 43,  shall apply the American dollars conversion rate  to Reais (PTAX Sell), as released by Brazilian Central Bank in the closing day of the OPA register to the value of the unit rate of the shares issued by the Company at NYSE throughout the period of twenty-four (24) months.

Paragraph Three — The conduction of the tender offer referred to in the main provision of this Article shall not prevent other shareholder of the Company or, as the case may be, the Company itself, from promoting a tender offer concurrently, in accordance with the applicable regulations.

Paragraph Four — The person or shareholder shall comply with any requests or requirements of the CVM, based on the laws applicable to the tender offer, by the final deadlines fixed by the applicable regulations.

Paragraph Five — If the person or shareholder does not comply with the obligations under this Article, including as the deadlines stipulated (i) for the registration or the application for registration of the tender offer or (ii) for the fulfillment of any requests or requirements from the CVM, the Board of Directors of the Company shall convene an Extraordinary Shareholders Meeting, at which the shareholder or person shall not be entitled to vote, to resolve on the suspension of the exercise of the rights of the person or shareholder that failed to comply with any obligation under this Article, as provided for in Section 120 of the Brazilian Corporations Law, without prejudice to the person or shareholder’s liability for losses and damages caused to the other shareholders as a result of the breach of his/her/its obligations under this Article.

Paragraph Six — Any person or shareholder acquiring or becoming holder of other shareholding rights, including usufruct or fideicommissum, relating to the shares issued by the Company in a number equal to or exceeding thirty per cent (30%) of all shares issued by the Company, shall also, within no more than sixty (60) days after the date of such acquisition or the event resulting in the vesting of said rights in and to shares in a number equal to or exceeding thirty per cent (30%) of all shares issued by the Company, register or apply for the register of a tender offer, as the case may be, pursuant to the terms of this Article.

Paragraph Seven — The obligations provided for in Section 254-A of Brazilian Corporations Law and in this Article of these Bylaws, do not release the person or shareholder from complying with his/her/its obligations under this Article.

Paragraph Eight — The provisions of this Article do not apply if a person becomes holder of shares issued by the Company in a number exceeding thirty per cent (30%) of all shares issued by the Company as result of (i) legal succession, so long as the shareholder disposes of the exceeding shares within sixty (60) days after the relevant event (ii) merger of another company with and into the Company, (iii) merger of all shares of another company with the Company, or (iv) subscription of shares of the Company in one sole primary issuance which has been approved at a Shareholders Meeting of the Company convened by its Board of Directors and whose proposal of capital increase has determined the fixing of the shares issuance price based on the economic value calculated according to an economic and financial valuation report of the Company issued by a company with proven expertise in valuation of publicly-held companies.

Paragraph Nine — For the purposes of calculation of the thirty per cent (30%) of all shares issued by the Company described in the main provision of this Article, the involuntary increases in equity interest resulting from cancellation of treasury shares, or reduction of the share capital of the Company with cancellation of shares shall not be calculated.

Paragraph Ten — If the CVM regulation applicable to the tender offer provided for in this Article requires the adoption of a calculation criteria for determination of the price for the acquisition of each share of the Company in the tender offer which results in an acquisition price greater than that determined under Paragraph Two of this Article, the acquisition price calculated under the CVM Regulation shall prevail in the implementation of the tender offer under this Article.

CHAPTER VII
LIQUIDATION

Article 44: The Company shall be liquidated in the events determined by law, and the shareholders meeting shall set out the form of liquidation and appoint the liquidator and the Fiscal Council shall be on duty during the liquidation period.

CHAPTER VIII
ARBITRATION

Article 45: The Company, its shareholders, Management members and members of the Fiscal Council, effectives and substitutes, if any, undertake to settle, through arbitration conducted before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), in the terms of its regulations, any and all disputes or controversies that arise among them for their condition of issuer, shareholders, managers, and members of the Fiscal Council, and arising out of or in connection to their condition of issuer, shareholders, managers, and members of the Fiscal Council, especially, resulting of the provisions of the Law 6,385/76, Law No. 6,404, the Company’s Bylaws, the rules adopted by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, as well as any other rules applicable to the capital market in general and those contained in the Novo Mercado Listing Rules, the B3 regulations and the Novo Mercado Participation Agreement.

Paragraph One: Without prejudice to the validity of this arbitration clause, if the Arbitral Tribunal has not yet been constituted, the parties may directly request from the courts the necessary remedies to prevent irreparable damage or difficult reparation, and such proceeding shall not be deemed a waiver to the arbitration, pursuant to item 5.1.3 of the Arbitration Rules of the Market Arbitration Chamber.

Paragraph Two: Brazilian law shall be the only law applicable to the judgment of any and all disputes, as well as to the execution, interpretation and validity of this arbitration clause. The Arbitral Tribunal shall consist of three arbitrators chosen as provided for in the Arbitration Rules of the Market Arbitration Chamber. The arbitration proceeding shall take place in the City of São Paulo, State of São Paulo, where the arbitration sentence shall be rendered. The arbitration shall be run by the Market Arbitration Chamber itself, and shall be conducted and adjudicated in accordance with the relevant provisions of the Arbitration Regulation, in Portuguese.

Paragraph Three: The appointment of the managers and members of the Fiscal Council, effectives and substitutes, is subject to the signing of the Investiture Term, which shall contemplate its subjection to the arbitration clause mentioned in this Article.

CHAPTER IX
GENERAL PROVISIONS

Article 46: The Company shall comply with shareholders agreements filed at its head office in accordance with Section 118 of the Brazilian Corporations Law, and the Chairman of Shareholders Meetings and meetings of the Board of Directors shall refrain from computing the votes contrary to the relevant terms of shareholders agreements.

Article 47: The publications required by the Brazilian Corporations Law shall be made in the Official Gazette of the State of São Paulo and in another newspaper of broad circulation.

*****

ANNEX XIV – MINUTES OF THE BOARD OF DIRECTOR’S MEETING HELD ON MARCH 30, 2020.

LINX S.A.

Public Company of Authorized Capital

CNPJ/MF: 06.948.969/0001-75

NIRE: 35.300.316.584

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 30, 2020.

2         DATE, TIME AND PLACE: Held on March 30, 2020, at 5:00 p.m., at the headquarters of Linx S.A. (“Company”), in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, No. 7221, Cj. 701, Bl. A, Dep. 20, room 1, Edifício Birmann 21, Pinheiros, CEP 05425-902.

3         Call Notice and Attendance: Call notice in accordance with Company By-laws, the attendance of the members of the Board of Directors was verified through conference call, as determined on Article 20 of the Company By-laws.

4         Presiding Board: Nercio José Monteiro Fernandes, as chairman; and Ana Paula Frigo as secretary.

5         AGENDA The members of Company's Board of Directors met to approve the following agenda: (i)  to review and decide about Management Annual Report and Financial Statament referring the fiscal year ended on December 31, 2019, including the Management’s proposal to allocate the net profits for futher appreciation on Ordinary General Meeting to be called under the terms of Law no. 6.404/76 (“Corporate Law”), also to authorize the publication of the referred Financial Statements by the Company as assent by Company’s Fiscal Council in the meeting held on February 15, 2019; (ii)  to approve the Management’s proposal to allocate the net profit of the fiscal year ended on December 31, 2019; (iii) to ratification the approval of annual budgeting to fiscal year of 2020; (iv) to approve the merger of Sback Tecnologia da Informação Ltda. by Linx Sistemas e Consultorida Ltda. controlled company of the Company; (v) to approve the 73ª Amendment of the Articles of Association of Linx Sistemas e Consultorida Ltda.; (vi) to submit to Ordinary General Meeting the Executive Board's accounts, the Financial Statements, Explanatory Notes, Independent Auditors' Report and Management Report referring to the fiscal year ended on December 31, 2019, also the Management’s proposal including the coments on the financial situation of the Company, the proposal to allocate the Net Profit of the fiscal year ended on December 31, 2019, the annual budget for the fiscal year to be end on December 31, 2020, the information related the total amount allocated to the global remuneration of the Board of Directors of the Company; (vii) the call notice of Company’s Ordinary General Meeting, to be held on April 30, 2020 at 2:00 p.m. at the Company’s headquarter to approve the following matters on item I below; (viii) the call notice of Company’s Ordinary General Meeting, to be held on April 30, 2020 at 3:00 p.m. at the Company’s headquarter to approve the modification on articles 11, 14, 16, 24, 25, 26, 27, 28,  37, 38,  43, also the restatement of the Articles of Association of the Company; and (ix) to ratificate all acts executed by the Board of Directors of the Company to effective these deliberations related with this agenda.

6         RESOLUTIONS: After discussion and review of the Agenda, the following resolutions were unanimously approved by the Board of Directors, for futher appreciation by the Company’s Stockholders on Ordinary General Meeting of the matter submitted on item 5.1, 5.2 and 5.3 below:

6.1            The independent auditors of E&Y expressed an unqualified opinion and the Members of the Fiscal Council and the Audit Committee of the Company expressed a favorable opinion about Management Annual Report and the Financial Statements referring to fiscal year ended on December 31, 2020 was authorized the publication of Company’s Financial Stataments, including the disclosure of the Standard Financial Statements (DFP) related to  fiscal year of 2019, under the terms of the CVM Instruction 480, of December 7, 2009.

6.2            The Mananegment’s proposal to allocate the net profit of the fiscal year ended on December 31, 2019, according to Annex I of this Minute:

5.2.1          The Stockholders shall be entitled to receive dividends based on Company’s net profit, as determined in the fiscal year ended on December 31, 2019, in the total amount of R$ 23.000.000,00 (twenty three million reais), with no monetary restatetment and without income tax retention, under the terms of the current law, in the proportion of its respective stakes in the Company’s capital, at the rate of  R$ 0,111396293 per common share, that can be change due to Share Repurchase Program, capital increase resulting from stock option and to use the treasury stock to Company’s Long Term Iniciative liquidation that can occur until the moment of the effective approval by Ordinary General Meeting or effective distribution.

(i)               The payment of the dividends will be made as of May 20, 2020.

(ii)             The stockholders owning Company's shares on April 30,2020 shall be entitled to receive dividends, and the shares shall be traded ex-dividends as of May 4, 2020.

6.3            The ratification the approval of annual budget to fiscal year of 2020;

6.4            The Merger of SBACK TECNOLOGIA DA INFORMAÇÃO LTDA., with headquarter in the city of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, nº 7221, conjunto 1401, Bl. A e Dep. 05, sala 1, Edifício Birmann 21, enrolled in National register of Legal Entities under no. 22.370.938/0001-36, with its article of association registered in Board of Trade of São Paulo under no. 35.229.150.046 (“Sback”), by Company’s company controlled LINX SISTEMAS E CONSULTORIA LTDA., limited liability company, enrolled in National Register of Legal Entities under no. 54.517.628/0001-98 and with its article of association registered in Board of Trade of São Paulo under no. 35.203.156.021, with headquarter in the city of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, nº 7221, Cj. 401, Bl. A, Dep. 17, Cj. 501, Bl. A, Dep. 18, Cj. 601, Bl. A, Dep. 19, Cj. 701, Bl. A, Dep. 20 e Cj. 1501, Bl. A, Dep. 06, Edifício Birmann 21, Pinheiros, CEP 05425-902 (“Linx Sistemas”).

6.5            The approval of 73ª Amendment to the Articles of Association of Linx Sistemas that aprove the capital increase due to the merger of Sback.

6.6            In accordance to Article 23, “viii” e “xviii” of the Company By-laws and Article 142 of Corporate Law to sumit the Executive Board's accounts, the Financial Statements, Explanatory Notes, Independent Auditors' Report and Management Report referring to the fiscal year ended on December 31, 2019, also the Management’s proposal including the coments on the financial situation of the Company, the proposal to allocate the Net Profit of the fiscal year ended on December 31, 2019, the annual budget for the fiscal year to be end on December 31, 2020, the information related the total amount allocated to the global remuneration of the Board of Directors of the Company;

6.7            The call notice for Ordinary General Meeting of the Company to be held on April 30, 2020, at 2:00 p.m., in the Company’s headquarters, in accordance to Article 24, xxiv of Company’s Bylaws and Articles 123, 132 and 142 of Corporate Law to deliberante the following agenda:

(i)     examination, discussion and voting of the management accounts for the fiscal year ended December 31, 2019, specifically: Balance Sheet, Statement of Results for the Fiscal Year, Statement of Value Added, Statement of Changes to the Net Worth, Statement of the Cash Flow following the Explanatory Notes, Management Report,  Independent Auditor’s Opinion and Audit Committee’s Opinion;

(ii)    Deliberation on the proposal for allocating the net profits assessed in the fiscal year ended on December 31, 2019, including the proposal of capital budget to fiscal year  to be end on December 31, 2020, in accordance wit the proposal submitted by the management of the company duly available in the Investor Relations of the Company (http://ri.linx.com.br) and Comissão de Valores Mobiliários (“CVM”) (www.cvm.gov.br); and

(iii)   In setting the total amount allocated to the global remuneration of the Board of Directors of the Company for the fiscal year to be end on December 31, 2020.

6.8            The call notice for Ordinary General Meeting of the Company to be held on April 30, 2020, at 3:00 p.m., in the Company’s headquarters, in accordance to Article 24, xxxvi of Company’s Bylaws and Articles 123, 132 and 142 of Corporate Law to deliberante the following agenda:

 (i)          Amendment of Article 11 of the Company’s Bylaws to amend the reference on paragraph 3. As result of this amendment, the reference on Article 11, §3 of the Company’s Bylaws is renumbered to article 43.

(ii)          Amendment of Article 14 of the Company’s Bylaws to renumber the alphabetical order. As result of this amendment, the subparagraphs w and x will be restated to a and b.

(iii)         Amendment of Article 16 of the Company’s Bylaws to renumber the article subparagraphs. As result of this amendment, the subparagraphs  (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv) and (xvi) will be renumbered to (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) e (x).

(iv)         Amendment of Article 24 of the Company’s Bylaws to renumber the article subparagraphs. As result of this amendment, the subparagraphs (xvii), (xviii), (xix), (xx), (xxi), (xxii), (xxiii), (xxiv), (xxv), (xxvi), (xxvii), (xxviii), (xxix), (xxx), (xxxi), (xxxii), (xxxiii), (xxxiv), (xxxv), (xxxvi), (xxxvii), (xxxviii), (xxxix), (xl), (xli), (xlii), (xliii), (xliv), (xlv), (xlvi), (xlvii), (xlviii), (xlix), (l), (li), (lii), (liii), (liv), (lv), (lvi),  (lvii), (lviii), (lix) and (lx) will be renumbered to (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv), (xvi), (xvii), (xviii), (xix), (xx), (xxi), (xxii), (xxiii), (xxiv), (xxv), (xxvi), (xxvii), (xxviii), (xxix), (xxx), (xxxi), (xxxii), (xxxiii), (xxxiv), (xxxv), (xxxvi), (xxxvii), (xxxviii), (xxxix) , (xl), (xli), (xlii), (xliii) e (xliv).

(v)          Amendment of Article 25 of the Company’s Bylaws to amend the reference on paragraph 4, also to amend the numeration of the subparagraphs on paragraph 5. As result of this amendment, the reference on paragraph 4 is renumbered to Article 24 and the subparagraphs of the paragraph 5 (lxvii), (lxviii), (lxix), (lxx), (lxxi), (lxxii), (lxiii), (lxxiv) and (lxxv) will be renumbered to (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix).

(vi)         Amendment of Article 26 of the Company’s Bylaws to amend the reference on paragraph 4º, also to amend the subparagraphs on paragraph 5. As result of this amendment, the reference on paragraph 4 is renumbered to Article 24 and the subparagraphs of the paragraph 5 (lxvii), (lxviii), (lxix), (lxx), (lxxi), (lxxii), (lxiii), (lxxiv) and (lxxv) will be renumbered to (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix).

(vii)        Amendment to Article 27 to amend the material error related to inconsistence in the number of the Directors Vice President of Operations that form the Board of Directors of the Company, in the terms of the management proposal. As result of this amendment the number of the Directors Vice President of Operations listed on Article 27 is changed to three (3).

(viii)       Amendment to Article 28 of the Company’s Bylaws to amend the numeration of the subparagraphs and to correct the alphabetic order on paragraph 5. As a result of this amendment the subparagraphs (lxxvi), (lxxvii), (lxviii), (lxxix), (lxxx), (lxxxi) and (lxxxii) will be renumbered to (i), (ii), (iii), (iv), (v), (vi) and (vii) and the alphabetical order (a), (b), (b), (c), (d), (e) will be change to (a), (b), (c), (d), (e) e (f).

(ix)         Amendment to Article 37 of the Company’s Bylaws to amend the reference on paragraph b. As a result of the amendment, the reference on paragraph “b” is renumbered to Article 36.

(x)          Amendment to Article 38 of the Company’s Bylaws to amend the reference in the main provision of the article. As a result of this amendment the reference on Article 38, main provision of the Company’s Bylaws will be renumbered to Article 37.

(xii)        Amendment to paragraph 2 of the Article 43 of rhe Company’s By-laws to adequacy the current rules of NYSE.

(xiii)       Amendment to Article 43 of the Company’s bylaws to amend the reference on paragraph 7. As a result of this amendment, the Article 43, paragraph 7 of the Company’s Bylaws will be renumbered to article 42. Furthermore, is exclude the mention of the reservation of the Article 46 of the Bylaws, due to not comply with the current article 46 of the Bylaws.

(xiv)           Restatement of the Articles of Association of the Company.

6.9            The authorization the Board of Directos of the Company to adopt all provisions and perform all acts necessary to provide the purpose of this deliberation above.

7                CLOSING: There being no further business to discuss, these minutes were drawn up, read and approved and signed by all members presents and by the Chairman and the Secretary of the Presiding Board. São Paulo, March 30, 2020. Presiding Board: Chairman: Nercio José Monteiro Fernandes; Secretary: Lidia Amalia de Oliveira Ferranti. Members of the Board of Directors: Nercio José Monteiro Fernandes, João Cox, Roger de Barbosa Ingold, Alon Dayan, Alberto Menache.

I hereby certify that these minutes are a true copy of the minutes drawn up in the proper book.

São Paulo, March 30, 2020.

_________________________________________

Ana Paula Frigo

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer